Form 10-K, Exhibit 13
period 1996-12-31
PRESTIGE BANCORP INC
filed 1997-03-28
CIK 1011145

                                                                    Exhibit 13


                             PRESTIGE BANCORP, INC.
       710 Old Clairton Road, Pittsburgh, PA 15236-4300 - 412-655-1190 -
                               (Fax) 412-655-1772

March 31, 1997

To Our Shareholders & Customers:

     We are pleased to present our first Annual Report of Prestige Bancorp, Inc. (the "Company"), the parent company of Prestige Bank, a Federal Savings Bank.

     On June 27, 1996, Prestige Bancorp, Inc. became a public company by selling 963,023 shares of its common stock at $10.00 per share. Eight hundred eighty-four (884) individuals or entities purchased the stock. The net proceeds from this initial public offering provided Prestige Bancorp, Inc. with more than $8 million in new capital.

     We are proud of the Company's stock performance since becoming a public company. The initial public offering sold at $10.00 per share, and the reported closing price as of the close of trading on March 19, 1997 was $15.75 per share. The Company's Board of Directors declared the first quarterly cash dividend at $.03 per share for stockholders of record as of March 1, 1997, payable on March 21, 1997. In addition, the initiation of a 5% stock repurchase program was announced in which the Company intends to repurchase 48,151 shares.

     For the year ending December 31, 1996, the Company recorded net income of $146,000 compared to $161,000 for 1995, a decrease of 9.3%. These earnings were negatively impacted by a one-time charge of $502,000 ($308,000 after tax) that the Bank was required to record as a result of legislation signed into law on September 30, 1996 which recapitalized the Savings Association Insurance Fund
(SAIF) of the Federal Deposit Insurance Corporation (FDIC). The legislation required all institutions whose deposits are insured by SAIF to pay a one-time special assessment in the amount of 65.7 basis points on the aggregate amount of deposits held as of March 31, 1995. Excluding this one-time charge, net income for 1996 would have increased 182% to $454,000 as compared to the same period in 1995.

     Our Strategic Business Plan will focus on the leveraging of our capital position and asset growth. We are committed to building shareholder value and providing the best financial service to our customers. We will continue to explore new technologies so that we will be able to provide our customers with the most up-to-date and reliable information on our products and services. We invite you to use the 24-Hour Teller, our telephone voice response system, by calling 655-1479 or 800-375-7667. You may also access information concerning the Bank's products via our world wide web home page (Internet) at http://www.prestigebank.com. By using technology, we hope to improve our internal operations and achieve greater efficiency at a lower cost.

     I would like to express my appreciation to my "teammates" for a job well done over the past year. The continued growth and success of Prestige Bancorp, Inc. are an attribute to the dedication, commitment and hard work of our directors, officers and employees. On behalf of the directors, officers and employees of Prestige Bancorp, Inc. and Prestige Bank, I would like to thank you for your confidence.

Sincerely,

/s/  ROBERT S. ZYLA
Robert S. Zyla
President

                              GENERAL INFORMATION

     Prestige Bancorp, Inc. (the "Company") was formed in March, 1996 in connection with the conversion of Prestige Bank, A Federal Savings Bank (the "Savings Bank") from a mutual chartered savings association to a stock chartered savings association (the "Conversion"). Upon completion of the Conversion on June 27, 1996, the Company commenced operations as the holding company of the Savings Bank, then existing as a stock chartered federal savings association. The Company is organized as a Pennsylvania corporation.

     The Savings Bank is a stock-chartered savings bank organized under the laws of the United States of America which conducts business from offices located in Allegheny County, Pennsylvania. The Savings Bank's operations date back to 1935 with the incorporation of First Federal Savings and Loan Association of Mt. Oliver in Allegheny County, Pennsylvania which, in March, 1991, converted its charter from a federal mutual savings and loan association to a Federal mutual savings bank and took the name Prestige Bank, A Federal Savings Bank. On June 27, 1996, the Savings Bank converted to a stock-chartered savings bank. The Savings Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law.

     The consolidated operating results of the Company and the Savings Bank depend primarily upon net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and other investments and mortgage-backed securities and interest expense on interest-bearing liabilities, which consist of deposits and advances from the Federal Home Loan Bank of Pittsburgh. Other than the stock of the Savings Bank, the Company holds only a loan receivable from the Prestige Bank Employee Stock Ownership Plan (the "ESOP"), less than 5% equity interest in three unrelated savings associations or their respective holding companies and a money-market account with the Savings Bank. The consolidated net income of the Company also is affected by the Savings Bank's provision for loan losses, as well as the level of other consolidated income, including late charges, and other expenses, such as salaries and employee benefits, net occupancy and equipment expense, Federal deposit insurance and miscellaneous other expenses, and income taxes.

     The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ") system (symbol "PRBC"). The approximate number of holders of record of the Company's Common Stock at March 20, 1997 was 668.

     It is the policy of the Company to retain a substantial portion of its earnings to finance its business. On January 15, 1997, the Company declared a quarterly cash dividend and intends to consider the continued payment of dividends on a regular basis; however, the declaration of dividends is discretionary with the Board of Directors of the Company, and there is no assurance regarding the payment of future dividends by the Company. The quarterly dividend declared on January 15, 1997, was $.03 per share and was payable on March 21, 1997 to shareholders of record March 1, 1997.

     Information as to the high and low stock prices for each quarter of fiscal years 1996 and 1995 is included on page 5 of this Report.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected financial and other data of the Company and the Savings Bank set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Financial Statements and related Notes, appearing elsewhere herein.

                                                                         AS OF OR FOR THE
                                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------
                                                       1996        1995        1994        1993        1992
                                                     --------     -------     -------     -------     -------
                                                                      (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets......................................   $114,640     $91,841     $87,745     $82,522     $78,269
Investment securities.............................     18,386       6,720       5,653       5,161       6,048
Mortgage-backed securities........................     13,519      15,845      16,632      17,792      11,109
Loans receivable, net.............................     76,545      61,408      60,635      55,067      54,691
Cash and cash equivalents.........................      2,148       4,394       1,540       2,045       3,704
Deposits..........................................     83,821      80,731      75,313      74,727      71,549
FHLB of Pittsburgh advances.......................     14,477       2,977       4,261         461           0
Stockholders' equity(1)...........................     15,430       7,178       7,049       6,521       5,823
Nonperforming assets(2)...........................        391         348         391         351         334

SELECTED OPERATING DATA:
Interest income...................................   $  6,748     $ 5,719     $ 5,314     $ 5,410     $ 6,162
Interest expense..................................      3,683       3,406       2,620       2,634       3,191
                                                     --------     -------     -------     -------     -------
Net interest income...............................   $  3,065     $ 2,313     $ 2,694     $ 2,776     $ 2,971
Provision for loan losses.........................         44          36          36          36          44
                                                     --------     -------     -------     -------     -------
Net interest income after provision for loan
  losses..........................................   $  3,021     $ 2,277     $ 2,658     $ 2,740     $ 2,927
Other income......................................        297         222         294         310         307
Other expenses....................................      3,102(5)    2,255       2,058       1,913       1,849
                                                     --------     -------     -------     -------     -------
Income before income tax expense..................   $    216     $   244     $   894     $ 1,137     $ 1,385
Income tax expense................................         70          83         346         452         520
                                                     --------     -------     -------     -------     -------
Net income........................................   $    146(6)  $   161     $   548     $   685     $   865
                                                     ========     =======     ========    =======     =======
SELECTED OPERATING RATIOS(3):
Return on average assets..........................        .14%        .18%        .64%        .85%       1.12%
Return on average equity..........................       1.22%       2.26%       8.08%      11.11%      15.96%
Average yield earned on interest-earning assets...       6.93        6.66        6.41        6.88        8.19
Average rate paid on interest-bearing
  liabilities.....................................       4.21        4.22        3.38        3.58        4.50
Average interest rate spread(4)...................       2.72        2.44        3.03        3.30        3.69
Net interest margin(4)............................       3.15        2.69        3.25        3.53        3.95
Ratio of interest-earning assets to
  interest-bearing liabilities....................     111.31      106.34      107.03      106.75      105.95
Operating expenses as a percent of average
  assets..........................................       3.09        2.54        2.41        2.37        2.39
Average equity to average assets..................      11.86        8.02        7.97        7.63        7.00

ASSET QUALITY RATIOS(3):
Nonperforming loans as a percent of total loans...        .44%        .50%        .64%        .63%        .52%
Nonperforming assets as a percent of total
  assets..........................................        .34         .38         .45         .43         .43
Allowance for loan losses as a percent of total
  loans...........................................        .40         .46         .49         .48         .42
Charge-offs to average loans receivable
  outstanding during the period...................        .04         .09         .00         .01         .04

PER SHARE DATA:
Earnings Per Share................................   $   0.00(7)      N/A         N/A         N/A         N/A
Per Share Book Value..............................      16.02         N/A         N/A         N/A         N/A
Per Share Market Value............................      13.50         N/A         N/A         N/A         N/A

NUMBER OF OFFICES:
Full-service offices at period end................          3           3           3           3           3

---------

(1) For years ending December 31, 1995, 1994, 1993 and 1992 this category was referred to as "Equity".

(2) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(3) Asset Quality Ratios are end of period ratios, except for charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(4) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(5) But for the impact of the special assessment imposed by the Federal Deposit Insurance Corporation ("FDIC") on deposits of the Savings Bank as of March 31, 1995 the other expenses of the Company for 1996 would have been $2.6 million.

(6) But for the impact of the special assessment described in Note 5 above, the net income of the Company would have been $454,000.

(7) Earnings per share of the Company for the period from June 27, 1996 (date of conversion) to December 31, 1996, was less than one-half of one cent per share. But for the impact of the special assessment described in Note 5 above, the earnings per share of the Company would have been $.35 per share for the same period. On a weighted average share basis for the period from June 27, 1996 to December 1, 1996 the earnings per share of the Company was 3,070 (net income) divided by 886,755 (weighted average shares for such period) or $0.00346.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

                                               MARCH 31(1)    JUNE 30(2)    SEPTEMBER 30(3)    DECEMBER 31(3)
                                               -----------    ----------    ---------------    --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996 QUARTER ENDED
Interest income.............................     $ 1,534       $  1,631         $ 1,747           $  1,837
Non-interest income.........................          70             78              73                 77
                                                 -------       --------         -------           --------
Total operating income......................       1,604          1,709           1,820              1,914
Interest expense............................         906            916             899                963
Provision for loan losses...................           9              9              11                 15
Non-interest expense........................         595            649           1,151                708
                                                 -------       --------         -------           --------
Income (loss) before income taxes...........          94            135            (241)               228
Provision for income taxes..................          36             50             (96)                80
                                                 -------       --------         -------           --------
Net income (loss)...........................     $    58       $     85         $  (145)          $    148
                                                 =======       ========         =======           ========
Primary Earnings (loss) Per Common Share....         N/A            N/A            (.16)(7)            .17
Stock Prices(4)
  High......................................         N/A       $  10.75(5)      $ 12.25           $  13.75
  Low.......................................         N/A       $  10.00(5)      $  9.75           $ 11.875
Cash Dividends Declared Per Common
  Share(6)..................................         N/A           None            None               None

                                               MARCH 31(1)    JUNE 30(1)    SEPTEMBER 30(1)    DECEMBER 31(1)
                                               -----------    ----------    ---------------    --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
1995 QUARTER ENDED
Interest income.............................     $ 1,377       $  1,407         $ 1,452           $  1,483
Non-interest income.........................          30             58              73                 61
                                                 -------       --------         -------           --------
Total operating income......................       1,407          1,465           1,525              1,544
Interest expense............................         779            850             876                901
Provision for loan losses...................           9              9               9                  9
Non-interest expense........................         567            543             556                589
                                                 -------       --------         -------           --------
Income before income taxes..................          52             63              84                 45
Provision for income taxes..................          18             21              29                 15
                                                 -------       --------         -------           --------
Net income..................................     $    34       $     42         $    55           $     30
                                                 =======       ========         =======           ========
Primary Earnings Per Common Share(6)........         N/A            N/A             N/A                N/A
Stock Prices(6)
  High......................................         N/A            N/A             N/A                N/A
  Low.......................................         N/A            N/A             N/A                N/A
Cash Dividends Declared Per Common
  Share(6)..................................         N/A            N/A             N/A                N/A

---------

(1) Applies solely to business operations of the Savings Bank.

(2) Reflects business activity of the Savings Bank and activities of the Company since June 27, 1996.

(3) Reflects business activities of the Savings Bank and the Company for such quarter.

(4) Stock prices are based on the closing bid prices reported on NASDAQ.

(5) The common stock of the Company commenced trading on June 27, 1996 with an opening price of $10.00.

(6) For each quarter ending before June 27, 1996 the Savings Bank operated business as a mutual chartered savings association and thus dividend payments and per share information is not applicable.

(7) But for the impact of the special assessment imposed by the FDIC on the deposits of the Savings Bank as of March 31, 1995, the earnings per share of the Company for the third quarter of 1996 would have been $.18 per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company completed the conversion of the Savings Bank to a federally stock chartered savings bank on June 27, 1996. The results of operations of the Company and the Savings Bank are consolidated and presented on a continuing historical entity basis. Any comparisons set forth in this Annual Report to any fiscal year ending prior to January 1, 1996 or to any date or any period ending prior to June 27, 1996 should be understood to be a comparison to the activities or results of the Savings Bank operating as a mutual chartered savings bank.

CHANGES IN FINANCIAL CONDITION

     The Company's consolidated assets increased by $22.8 million or 24.8% from $91.8 million at December 31, 1995 to $114.6 million at December 31, 1996. The increase in total assets was primarily attributable to an increase in total loans receivable and investment securities which were partially offset by a reduction in cash and cash equivalents. The increase in total assets was funded by the proceeds of stock conversion of the Savings Bank, an increase in deposits and the leverage of the balance sheet through loans from the Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh"). Net proceeds of the Conversion available for investment was $8.2 million, total deposits increased by $3.1 million in 1996 and advances from the FHLB of Pittsburgh rose by $11.5 million during 1996.

     The Company's total loans receivable increased by $15.7 million or 25.4% from $61.7 million at December 31, 1995 to $77.4 million at December 31, 1996. This rise in total loan receivables can be traced to three main areas of growth. One-to-four family residential mortgages increased $9.8 million or 17.6%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates to attract new business. Consumer loans increased $3.7 million or 67.2%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased 149.4% from $815,000 at December 31, 1995 to $2.0 million at December 31, 1996 as the Savings Bank used contacts and referrals to build its commercial and commercial real estate loan portfolio.

     Investment securities increased from $22.6 million at December 31, 1995 to $31.9 million at December 31, 1996. The increase occurred as the Company invested in U.S. Government agency securities with funds received by the FHLB of Pittsburgh. Cash and cash equivalents decreased by $2.2 million, or 51.1%, between December 31, 1995 and 1996, attributable to the investment of available funds in loan originations and in securities issued by the U.S. Government Agencies which were offset by funds received in connection with the conversion, and deposit and borrowing growth.

     The Savings Bank's total deposits increased $3.1 million or 3.8% from $80.7 million at December 31, 1995 to $83.8 million at December 31, 1996. The growth in deposits during fiscal 1996 was primarily a result of competitive rates that continue to be offered by the Savings Bank. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $11.5 million, or 386.3%, from $3.0 million at December 31, 1995 to $14.5 million at December 31, 1996 as the Company proceeded to leverage the balance sheet following the influx of equity pursuant to the Conversion. Total equity increased $8.3 million or 115.0% to $15.4 million at December 31, 1996, a result of the sale of stock of the Company in connection with the Conversion and the consolidated net income for fiscal 1996 less the impact of the valuation of available-for-sale securities pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

     The Savings Bank's assets increased by $4.1 million or 4.7% from $87.7 million at December 31, 1994 to $91.8 million at December 31, 1995. The increase in total assets was primarily attributable to an increase in consumer loan originations, and an increase in cash and cash equivalents held by the Savings Bank. The Savings Bank's total loans receivable increased by $515,000 or .84% from $61.2 million at December 31, 1994 to $61.7 million at December 31, 1995, mainly attributable to consumer loans, which increased $1.1 million or 24.3%. Cash and cash equivalents increased by $2.9 million or 185.3% between December, 1994 and 1995, attributable to repayments of loans and investments and increased deposits. The Savings Bank's total deposits increased $5.4 million or 7.2% from $75.3 million at December 31, 1994 to $80.7 million at December 31, 1995. The increase in deposits during fiscal 1995 was primarily as a result of competitive rates offered by the Savings Bank. Total equity increased $129,000 or 1.8% to $7.2 million at December 31, 1995, as a result of the Savings Bank's net income for fiscal 1995 less the impact of the valuation of available-for-sale securities pursuant to SFAS No. 115.

OPERATING STRATEGY

     The Company and the Savings Bank have experienced a decline in net income since 1992 primarily as a result of general economic conditions and increased competition. Although the Company's net income for the year ended December 31, 1996 declined from $161,000 for the year ended December 31, 1995 to $146,000 for the year ended December 31, 1996, net income for the fiscal year ended December 31, 1996 would have been $454,000 but for the impact of the special assessment imposed by the Federal Deposit Insurance Corporation ("FDIC") on the insured deposits of the Savings Bank. This special assessment was imposed on all commercial banks and savings associations with deposits insured by the Savings Association Insurance Fund pursuant to the mandates of the Deposit Insurance Funds Act of 1996.

     As described in greater detail below, the Company and Savings Bank intend to continue an emphasis on residential mortgage loans. However, as part of the business strategy to increase profitability, the Savings Bank will continue to widen its range of lending activities to include small business commercial loans, commercial real estate loans and consumer loans. Although such lending activities entail greater risk than residential mortgage lending, management is willing to accept such risks because of its belief that there are lending opportunities in its market area which are not being currently fulfilled by other financial institutions and management believes it can properly manage the risks of greater consumer and commercial lending.

     The Savings Bank experienced increased competition from mortgage brokers and other financial entities for its one-to-four family residential real estate lending activities in the early 1990s. The Savings Bank's total loans receivable attributable to one-to-four family residential loans, which amounted to $50.9 million or 65.1% of assets at December 31, 1992, was $65.1 million at December 31, 1996 but had declined as a percentage of assets to 56.8%. During the same period, the Savings Bank's total loans receivable attributable to commercial, commercial real estate, construction and consumer loans, which amounted to $4.1 million or 5.2% of assets at December 31, 1992, had increased to $12.2 million at December 31, 1996 or 10.7% of assets. At the same time, investment securities, which amounted to $17.2 million, or 21.9% of assets, at December 31, 1992 had increased to $31.9 million, or 27.8% of assets, at December 31, 1996. Management attributes this shift in asset composition to an increase in deposits and borrowings over the same period (from $71.5 million at December 31, 1992 to $98.3 million at December 31, 1996) and the need to invest such funds in interest-bearing assets. In addition, management desires to increase the Savings Bank's commercial and consumer loans and investment securities to offset its exposure to interest rate risk associated with long term fixed rate residential mortgages in excess of 15 years.

     The Savings Bank has reduced the percentage of adjustable rate mortgages in its mortgage portfolio. As of December 31, 1996, adjustable rate mortgages constituted 42.0% of the Savings Bank's one-to-four family residential mortgage portfolio and fixed rate mortgages made up the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. In contrast as of December 31, 1995, adjustable rate mortgages composed 54.0% of the Savings Bank's one-to-four residential mortgage portfolio and fixed rate mortgages comprised the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. Management presently intends to continue to reduce its emphasis on adjustable rate mortgages by providing a broad range of mortgage products with varying maturities.

     The Savings Bank strives to maintain deposits as its primary source of funds to meet loan demand and to maintain outstanding loan balances. However, in light of the increased equity of the Company which arose through the Conversion, management has taken a more aggressive approach to leverage the balance sheet of the Company and to fund the immediate growth in assets of the Savings Bank through increased borrowings from the FHLB of Pittsburgh. Investment securities and mortgage-backed securities are acquired based on Investment/Asset and Liability Committees ("ALCO") decisions when the Savings Bank has excess cash and when management believes the yields and the maturities are attractive. Excess cash (cash in excess of vault cash and other operating cash needs) are deposited in an interest bearing demand deposit account with the FHLB of Pittsburgh. Cash and cash equivalents typically decline in periods of high loan demand and increase in periods of reduced loan demand. In periods of heavy loan demand the Savings Bank will borrow from the FHLB of Pittsburgh to satisfy loan demand and repay such borrowings from subsequent loan payments or increased deposits. As of December 31, 1995 outstanding borrowings from the FHLB of Pittsburgh stood at $3.0 million and as of December 31, 1996 such borrowings have increased to $14.5 million. This increased borrowing occurred as part of the Management's plan to increase the assets of the Savings Bank and increase the debt to equity leverage ratio in light of the increased equity that arose through the Conversion.

     Management's strategy in the past few years has been to invest the funds received from the repayments and prepayments of loans and mortgage-backed securities immediately into short-term, liquid investments. In the longer term, the Company anticipates the use of a significant portion of these funds to fund fixed-rate or adjustable-rate mortgage loans with various maturities and, depending upon then current interest rates and management's estimate of how such rates merit change, purchasing investment securities with various maturities. Although this strategy will have the effect of increasing the Savings Bank's interest rate exposure of the Company and the Savings Bank, management believes that the increased earnings potential offsets this increased interest rate risk. In the event the Savings Bank needs cash to fund additional consumer loans, commercial loans or commercial real estate loans, the Savings Bank will borrow funds from the FHLB of Pittsburgh. This strategy will increase interest expense but management feels the increased yields available through the extension of consumer, commercial and commercial real estate loans justify such increased interest expense.

     Management has promoted one-to-four family residential mortgage loans with fixed interest rates to 15 year terms or less whenever possible. Management continues to offer adjustable rate mortgage loans ("ARMs") for one-to-four family residential mortgages. U.S. Government and U.S. Government agency securities and mortgage-backed securities are purchased with contract maturities generally up to 15 years upon terms which management believes are attractive because of yield, call features to the security or market conditions. The Savings Bank has increased its exposure to consumer loans and commercial loans which combine higher yields and a shorter loan term. Management intends to continue the strategy set forth above and will also attempt to increase commercial and consumer loans. The foregoing investment strategy is based on management's assessment of future economic conditions and is necessarily subject to change.

ASSET AND LIABILITY MANAGEMENT

     The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in its asset and liability mix to determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. The Savings Bank concentrates on maintaining a sufficient deposit base to fund loan activities and securities investments. A large core deposit base (defined as demand deposit accounts, passbook savings accounts and money market savings accounts) provides the Savings Bank with a lower cost source of funds relative to its alternative principal borrowing sources, i.e., advances from the FHLB of Pittsburgh. Management calculates its cost of funds and chooses interest-bearing assets in excess of its average cost of funds or its marginal cost of funding. In periods of relatively low interest rates the Savings Bank may price its certificates of deposit in excess of its competition to attract and maintain deposits (i) to avoid increased borrowing, or to reduce the outstanding borrowings, from the FHLB of Pittsburgh or (ii) to avoid selling investment securities to maintain liquidity needs. This strategy will result in periods of reduced net interest income and net income if the Savings Bank is unable to invest deposits in interest-bearing assets with sufficient yield to maintain its average interest rate spread between its assets and liabilities. In light of the increased equity of the Company as a result of the Conversion, management currently is striving to grow the assets of the Savings Bank. This management decision has lead to additional borrowings from the FHLB of Pittsburgh.

     The Company seeks, through ALCO, to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The ALCO reviews, among other things, the sensitivity of the Savings Bank's asset and liabilities to interest rate changes, unrealized gains and losses, purchase activity and maturities of all interest bearing assets and liabilities. In connection therewith, the ALCO generally reviews the Savings Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings and current market conditions and interest rates. The Chief Financial Officer and President of the Savings Bank have authority to adjust pricing weekly with respect to the Savings Bank's retail deposits.

     The OTS is in the process of implementing an interest rate risk component ("IRR") into its risk-based capital rules, which is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. The IRR component has been proposed to be a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets would have required the institution to deduct from its capital 50% of that excess change. The following table presents the Savings Bank's NPV as of December 31, 1996, as calculated by the OTS in accordance with its model, based on information provided to the OTS by the Savings Bank. The chart does not include the impact of any interest or dividend earning assets held at the Company level. The effect of market rate shifts on these assets need not be reported to the OTS.

                                                NET PORTFOLIO VALUE (NPV)
                                          -------------------------------------
                                                 (DOLLARS IN THOUSANDS)
                                          -------------------------------------
                                                                       PERCENT
            CHANGE IN RATES                  NPV                      CHANGE OF
             (EXPRESSED AS                EXPRESSED                   ESTIMATED
             BASIS POINTS)                  IN $       $ CHANGE(1)     NPV(2)      NPV RATIO(3)    CHANGE(4)
---------------------------------------   ---------    -----------    ---------    ------------    ---------
+400...................................    $ 5,789      $  -8,461        -59%           5.43%         -672bp
+300...................................      7,978         -6,273        -44            7.30          -486
+200...................................     10,180         -4,071        -29            9.08          -307
+100...................................     12,290         -1,960        -14           10.71          -144
 0.....................................     14,250                                     12.15
-100...................................     15,995          1,745        +12           13.38          +122
-200...................................     17,427          3,177        +22           14.33          +218
-300...................................     18,620          4,370        +31           15.09          +293
-400...................................    $20,186      $   5,936        +42%          16.07%         +392bp

---------

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.

(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

(3) Calculated as the estimated NPV divided by the present value of the Savings Bank's assets.

(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

     Any IRR deduction imposed against the capital of a savings association by regulations of the OTS does not take effect until the last day of the third quarter following the reporting date on which the reported IRR exceeds 200 basis points. Savings associations with assets under $300 million and risk based capital ratios in excess of 12% are exempt from reporting the NPV and IRR of such a savings association, but will be requested to supply selected information to the OTS. The OTS has issued a directive that it will not yet impose any deductions from regulatory capital for an IRR component.

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Savings Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Savings Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Savings Bank's net interest income and will differ from actual results.

     Based upon the above calculations the percent change of estimated NPV for a 200 basis point increasing in prevailing rates changed from a negative 12 at December 31, 1995 to a negative 29 at December 31, 1996. This increase was a direct result of ALCO's recommendation. Management will continue to review the NPV and IRR measurements.

     Based on the asset size of the Savings Bank and its strong risk based capital ratios, the Company believes that the Savings Bank does not have to deduct any amount from the regulatory capital of the Savings Bank as of December 31, 1996. Management uses the NPV and the IRR rule as an additional tool to evaluate the Savings Bank's asset and liability position.

RESULTS OF OPERATIONS

     AVERAGE BALANCES, INTEREST INCOME, INTEREST EXPENSE AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average consolidated balance sheet. Information is based on average daily balances during the periods presented. For 1995 and 1994, all information presented is based solely on the business operations of the Savings Bank.

                                                                         YEAR ENDED DECEMBER 31,
                               AT       -----------------------------------------------------------------------------------------
                          DECEMBER 31,
                              1996                 1996                            1995                           1994
                          ------------  ---------------------------     --------------------------     --------------------------
                            AVERAGE                         AVERAGE                        AVERAGE                        AVERAGE
                             YIELD/     AVERAGE             YIELD/      AVERAGE            YIELD/      AVERAGE            YIELD/
                              RATE      BALANCE   INTEREST   RATE       BALANCE  INTEREST   RATE       BALANCE  INTEREST   RATE
                          ------------  --------  --------  -------     -------  --------  -------     -------  --------  -------
                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment securities
    (1)..................     6.73%     $ 11,609   $  657     5.66%     $6,562    $  335     5.11%      $6,277   $  290     4.62%
  Loans receivable (2)
    Commercial...........     9.35      $    574   $   51     8.89
    Real estate loans....     7.37        62,537    4,568     7.31      56,655     3,937     6.95       54,664    3,734     6.83
    Consumer.............     7.93         6,147      459     7.47       4,983       352     7.06        3,838      246     6.41
                                        --------   ------              -------    ------                ------   ------
  Total Loans
    Receivable...........     7.48        69,258    5,078     7.33      61,638     4,289     6.96       58,502    3,980     6.80
  Mortgage-backed
    securities (1).......     6.22        14,619      922     6.31      16,363     1,015     6.20       17,495    1,023     5.85
  Other interest-earning
    assets...............     5.38         1,867       91     4.87       1,345        80     5.95          681       21     3.08
                                        --------   ------              -------    ------                ------   ------
    Total
      interest-earning
      assets.............     7.08%     $ 97,353   $6,748     6.93%    $85,908    $5,719     6.66%     $82,955   $5,314     6.41%
Non-interest-earning
  assets.................               $  3,086                       $ 2,962                         $ 2,272
    Total assets.........               $100,439                       $88,870                         $85,227
                                        ========                       =======                         =======
Interest-bearing
  liabilities:
  Deposits...............     4.08%     $ 82,294   $3,407     4.14%    $77,711    $3,214     4.14%     $74,315   $2,464     3.32%
  FHLB advances..........     5.96         5,169      276     5.34       3,078       192     6.24        3,194      156     4.88
                                        --------   ------              -------    ------                ------   ------
    Total
      interest-bearing
      liabilities........     4.22%     $ 87,463   $3,683     4.21%    $80,789    $3,406     4.22%     $77,509   $2,620     3.38%
Non-interest-bearing
  liabilities:...........               $  1,067                       $   952                         $   922
                                        --------                       -------                         -------
    Total liabilities....               $ 88,530                       $81,741                         $78,431
Equity...................               $ 11,909                       $ 7,129                         $ 6,796
                                        --------                       -------                         -------
    Total liabilities and
      equity.............               $100,439                       $88,870                         $85,227
                                        ========                       =======                         =======
Net interest-earning
  assets.................               $  9,980                       $ 5,119                         $ 5,546
                                        ========                       =======                         =======
Net interest
  income/interest rate
  spread.................     2.86%                $3,065     2.72%               $2,313     2.44%               $2,694     3.03%
                              ====                 ======     ====                ======     ====                ======     ====
Net yield on
  interest-earning assets
  (3)....................                                     3.15%                          2.69%                          3.25%
                                                              ====                           ====                           ====
Ratio of average
  interest-earning assets
  to average interest-
  bearing liabilities....                                   111.31%                        106.34%                        107.03%
                                                            ======                         ======                         ======

---------

(1) The average yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances

(2) Includes non-performing loans

(3) Net interest income divided by interest-earning assets

     RATE/VOLUME ANALYSIS. The Savings Bank typically acquires funds in the form of customer deposits or borrowings from the FHLB of Pittsburgh in which it is a member. The Savings Bank then pays interest on such deposits and advances. In turn, a savings association will lend these funds to third parties or purchase investment securities which generate interest income for the savings association. The Savings Bank also operates in an environment of changing interest rates and fluctuating volumes of deposits, advances from third parties, loans made to third parties and securities bought, sold or repaid. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume.

                                                              YEAR ENDED DECEMBER 31,
                            -------------------------------------------------------------------------------------------
                                           1996 VS. 1995                                  1995 VS. 1994
                            -------------------------------------------    --------------------------------------------
                               INCREASE                                       INCREASE
                              (DECREASE)                                     (DECREASE)
                                DUE TO                         TOTAL           DUE TO                          TOTAL
                            --------------                    INCREASE     ---------------                    INCREASE
                            RATE    VOLUME    RATE/VOLUME    (DECREASE)    RATE     VOLUME    RATE/VOLUME    (DECREASE)
                            ----    ------    -----------    ----------    -----    ------    -----------    ----------
                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable,
    net..................   $222     $491        $  76         $  789      $  90     $209        $  10         $  309
  Mortgage-backed
    securities...........     17     (108)          (2)           (93)        62      (66)          (4)            (8)
  Investment
    securities...........     36      258           28            322         30       13            2             45
  Other interest-earning
    assets...............    (15)      31           (5)            11         19       21           19             59
                            ----     ----        -----         ------      -----     ----        -----         ------
  Total interest-earning
    assets...............    260     $672        $  97         $1,029      $ 201     $177        $  27         $  405
                            ----     ----        -----         ------      -----     ----        -----         ------
Interest-bearing
  liabilities:
  Deposits...............      3     $190        $   0         $  193      $ 609     $113        $  28         $  750
  FHLB advances..........    (27)     130          (19)            84         44       (6)          (2)            36
                            ----     ----        -----         ------      -----     ----        -----         ------
  Total interest-bearing
  liabilities............    (24)     320          (19)           277        653      107           26            786
                            ----     ----        -----         ------      -----     ----        -----         ------
Increase (decrease) in
  net interest income....    284     $352        $ 116         $  752      ($452)    $ 70        $   1         ($ 381)
                            ====     ====        =====         ======      ======    ====        =====         ======

     NET INCOME. The Company reported consolidated net income of $146,000, $161,000 and $548,000 for the fiscal years ended December 31, 1996, 1995 and 1994, respectively. For fiscal 1996, the $15,000 decrease in net income compared with fiscal 1995 was attributable to a $752,000 or 32.5% increase in net interest income and a $75,000 or 33.9% increase in other income and a $847,000 or 37.6% increase in other expenses. The 847,000 increase in total non-interest expense included a $502,000 special assessment imposed by the FDIC to promote the recapitalization of the Savings Association Insurance Fund ("SAIF") as required by the Deposit Insurance Funds Act of 1996. The special assessment by the FDIC affected all banking institutions with SAIF insured deposits. But for this special assessment, the Company's net income for the fiscal year ended December 31, 1996, would have been $454,000. The increased borrowings from the FHLB of Pittsburgh reduced the net margin on interest-earning assets for fiscal 1996. Non-interest expense also rose due to the additional professional fees related to operating the Company as a public reporting entity, the additional hiring of personnel and the implementation of an employee stock ownership plan.

     For fiscal 1995, the $387,000 decrease in net income compared with fiscal 1994 is primarily attributable to a $381,000 or 14.1% decrease in net interest income, a $72,000 or 24.5% decrease in other income and a $197,000 or a 9.6% increase in other expenses which was partially offset by a $263,000 or a 76.0% decrease in income tax expense.

     NET INTEREST INCOME. Net interest income before provision for loan losses amounted to $3.1 million during fiscal 1996, compared to $2.3 million during fiscal 1995 and compared to $2.7 million during fiscal 1994. During fiscal 1996, the $752,000, or 32.5%, increase in net interest income compared with fiscal 1995 was attributable to a $11.4 million, or 13.3%, increase in the average balance of interest-earning assets which was partially offset by an increase of $6.7 million, or 8.3%, increase in average interest-bearing liabilities. This increase in average interest-earning assets over average interest-bearing liabilities in 1996 was primarily attributable to the proceeds from the Company's stock offering. Another contributing factor was an increase in the average yield earned on interest-earning assets to 6.93% in 1996 from 6.66% in 1995, due primarily to increases in yields earned on loans receivable. The increases in both average balances and yield on earning assets, during fiscal 1996, increased interest income $1.0 million, or 18.0%, which more than offset a $277,000, or 8.1%, increase in total interest expense. During fiscal 1995, the $381,000, or 14.1%, decrease from fiscal 1994 was attributable to a $786,000, or 30%, increase in total interest expense, which was partially offset by a $405,000, or 7.6%, increase in total interest income.

     The $1.0 million increase in total interest income during the year ended December 31, 1996 over the prior comparable period was primarily due to a $789,000, or 18.4%, increase in interest and fees on loans and a $322,000, or 96.1%, increase in interest and dividends on other investment securities. The increase in interest earned on loans and interest and dividends on other investment securities during fiscal 1996 was primarily due to a rise in average balances of loans receivable and on investment securities of $7.6 million, or 12.4%, and $5.0 million, or 76.9%, respectively. In addition, an increase in the average yield earned on loans receivables from 6.96% in 1995 to 7.33% in 1996 accounted for a portion of the increase in interest income.

     The increase in interest expense in 1996, compared with 1995, was primarily a result of an increase in the Savings Bank's average interest bearing liabilities from $80.8 million to $87.5 million. This increase resulted from an increased volume of average deposits of $4.6 million or 5.9% and a $2.1 million increase in average borrowings or 67.9%.

     The $381,000 reduction in net interest income during the year ended December 31, 1995 over the prior comparable period was primarily due to a $786,000 or 30% increase in total interest expense incurred by the Savings Bank for the fiscal year ending December 31, 1995. This increase was caused by a $750,000 or 30.4% increase in interest paid on deposits. While average daily deposits for the Savings Bank rose from $74.3 million in 1994 to $77.7 million in 1995, the average daily yield earned by depositors increased from 3.32% to 4.14%. In addition, during fiscal 1995, the Savings Bank decreased borrowings from the FHLB of Pittsburgh by $1.3 million by year end, however due to the increased rates offered by the FHLB of Pittsburgh during 1995, the Savings Bank incurred $36,000 of additional interest expense on FHLB of Pittsburgh advances as compared to fiscal 1994.

     The increase in interest expense in 1995, compared with 1994, was primarily a result of an increase in the Savings Bank's cost of funds from 3.38% to 4.22%. This increase of 84 basis points resulted from an increase in general market rates on deposits and advances from the FHLB of Pittsburgh and a shift to certificates of deposits from passbook and money market accounts. This increase was the primary reason for the decline in the net interest rate spread and net interest margin to 2.44% and 2.69%, respectively, for the year ended December 31, 1995 compared with a net interest rate spread and net interest margin of 3.02% and 3.25%, respectively, for the year ended December 31, 1994.

     PROVISION FOR LOAN LOSSES. The Savings Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, the volume and type of lending presently being conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area generally and other factors related to the collectibility of the Savings Bank's loan portfolio. For the year ended December 31, 1996, the provisions for loan losses was $44,000. For each of the two years ended December 31, 1995 and 1994, provisions for loan losses were $36,000. During fiscal 1996, the Savings Bank charged $24,000 against the allowance for loan losses to reduce the carrying value of the Savings Bank's interest in a one-to-four family mortgage and to write off two credit card balances. At December 31, 1996, the Savings Bank's allowance for loan losses amounted to 89.88% of total non-performing loans and .40% of total loans receivable. Management and the directors of the Company and the Savings Bank believe that the provisions for loan losses are adequate. In light of the recent additional consumer and commercial loans management recognizes that it must pay heighten attention to any increases in delinquencies in these loans in evaluating the provision for loan losses.

     The Savings Bank calculates expected loan losses using an approach based primarily upon historical experience and current economic conditions. Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provisions for loan losses in the future as a result of increases in higher risk commercial and consumer loans, future changes in the economy or for other reasons, which could adversely affect the Savings Bank's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the

Savings Bank's provision for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to such regulatory agencies at the time of their examination. The Savings Bank was last examined by the OTS as of September 30, 1995.

     OTHER INCOME. Total other income amounted to $297,000 for the year ended December 31, 1996, an increase of $75,000 or 33.9% from the $222,000 earned in fiscal 1995. Increased loan application and transaction fees accounted primarily for the rise in total other income. The additional loan application and transaction fees have resulted in increased costs due to higher employee manhours to process such loan applications and to administer such transactions and loans.

     Total other income amounted to $222,000 for the year ended December 31, 1995, a decrease of $72,000 or 24.5% from the $294,000 earned in fiscal 1994. The primary reason for the decrease was a $28,000 one-time charge for a loss on the sale of the former Mt. Oliver office and a $7,000 write off of equipment and other assets. In addition, 1994 other income, net included a gain of $35,000 as the result of a legal settlement. Excluding these items, core other income remained relatively stable for the fiscal year ending December 31, 1995.

     OTHER EXPENSES. Total other expenses amounted to $3.1 million for the year ended December 31, 1996, an increase of $848,000 or 37.6% from the $2.3 million incurred in fiscal 1995. The SAIF special assessment accounted for $502,000 or 59.2% of this increase in 1996. Another reason for the increase was a $205,000 or 20.2% increase in salaries and employee benefits. This is attributable to the hiring of two employees to staff the newly formed mortgage service area and the hiring of a management information system employee along with the implementation of a employee stock ownership plan. The increase is also attributable to a rise in other expenses which increased $95,000 or 34.5% during 1996. The rise in other expenses was primarily the result of increased professional fees and other costs associated with operating the company as a public reporting entity.

     Total other expenses amounted to $2.3 million for the year ended December 31, 1995, an increase of $197,000 or 9.6% from the $2.1 million incurred in fiscal 1994. The increase is primarily attributable to increases in salaries and employee benefits, which increased by $82,000 or 8.8%. Approximately $60,000 of this increase was due to salary costs which increased due to the hiring of three additional employees and the annual wage increases provided to the Savings Bank's employees. The increase is also attributable to increases in premises and occupancy costs, which increased during 1995 by $54,000 or 20.7%. The rise in premises and occupancy costs during 1995 was due primarily to increased depreciation for equipment. Data processing costs climbed in 1995 by $21,000 to $154,000 for a total percentage increase of 15.8% over 1994 costs due mainly to the addition of monthly wide area network telephone line charges.

     INCOME TAXES. For the fiscal years ended December 31, 1996, 1995 and 1994, the Savings Bank incurred income tax expense of $69,000, $83,000 and $346,000. The effective tax rate was 32.3% during the year ended December 31, 1996, compared to 34.1% during the year ended 1995, and 38.7% in fiscal 1994. For further information, see Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows are categorized as to whether they relate to the operating, investing or financing activities of the Company or the Savings Bank. Cash flow from operating activities includes net income plus or minus non-cash income statement items. Cash flow from investing activities includes proceeds from the sale or maturity of investment securities, principal payments collected on loans and mortgage-backed and related securities, loan originations and purchases of investments and mortgage backed and related securities. Cash flow from financing activities includes the increase or decrease in deposits, borrowings and escrows. The amount of principal repayments on loans and mortgage-backed and related securities are heavily influenced by the general level of interest rates in the economy. During periods in which the Savings Bank is unable to originate a sufficient amount of loans that it intends to retain, such as adjustable rate mortgage loans and other loans with shorter terms and during periods of high principal repayments, the Savings Bank will increase liquid assets, with remaining amounts invested in U.S. Government and federal agency securities and mortgage-backed and related securities.

     Net cash used by operating activities for the year ended December 31, 1996 was approximately $207,000 whereas for year ended December 31, 1995, the cash used by operations was $5,000. The decrease of $202,000 in cash provided from operations during 1996 was primarily due to the $173,000 increase in accrued interest receivable and the $176,000 increase in other assets which was partially offset by a 138,000 increase in other liabilities.

     Net cash used by investing activities increased from $1.3 million in 1995 to $25.2 million in 1996. The primary reason for this $23.9 million increase was due to $17.2 million increase in loan originations and $10.9 million increase in purchases of investment and mortgage-backed securities. During 1996 the Savings Bank's new loan originations were $15.2 million in excess of their loan payments, while in 1995, the Savings Bank's loan originations exceeded the loan payments by $795,000. This increase in loan originations was a combination of increased loan demand, competitive rates offered by the Savings Bank and aggressive marketing efforts.

     Net cash provided by financing activities increased $18.6 million from $4.2 million in 1995 to $22.8 million in 1996. This net cash from financing activity is derived from three sources. First, the Company and the Savings Bank had access to the net proceeds of the Conversion for investment in securities and loan receivables. Second, during 1996, the Savings Bank's deposits rose by $3.1 million while there was a shift from certificates of deposit to core deposits. Third, the Company undertook to further leverage the Company in light of the influx of equity from the Conversion. In the process of such leveraging, the Savings Bank increased advances from the FHLB of Pittsburgh from $3.0 million as of December 31, 1995 to $14.5 million as of December 31, 1996.

     Absent the equity derived from the Conversion and the funds acquired in the leveraging of the Company that occurred in 1996, the primary sources of funds for the Savings Bank are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and funds provided from operations. The primary sources of funds for the Company are dividends from the Savings Bank, repayments by the ESOP of the loan it received from the Company, dividends on the equity investments in other companies and interest earned on deposits of the Company held at Savings Bank and short-term investments. While scheduled loan and mortgage-backed securities repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable by its Board of Directors. In addition, the Savings Bank invests in short-term interest-earning assets which provides liquidity to meet lending requirements. The Savings Bank has also utilized advances from the FHLB of Pittsburgh, and currently maintains a total line of credit of $8.2 million with the FHLB of Pittsburgh, which line of credit will expire March 24, 1998 absent further extension. Although at December 31, 1996, there were no outstanding borrowings under this line of credit, at December 31, 1996, the Savings Bank has borrowed $14.4 million from the FHLB of Pittsburgh pursuant to various term loans with maturities of less than five years.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, interest bearing deposits with other institutions (including the FHLB of Pittsburgh), U.S. Government, U.S. Government agencies and other qualified investments. On a longer-term basis, the Company, through the operation of the Savings Bank, maintains a strategy of investing in various mortgage-backed securities and other investment securities and lending products as described in greater detail under the heading "Business of the Company", which is hereinafter set forth. During the year ended December 31, 1996, the Savings Bank used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, to fund loan commitments, to fund purchases of additional investment securities for its portfolio and to increase the Savings Bank's commercial loan and consumer loan portfolios. The Company has no outstanding loan or purchase commitments. The Savings Bank has outstanding various commitments (i.e. one-to-four family loan commitments, credit card limits and commercial loans commitments) to extend credit approximating $5.4 million as of December 31, 1996. Certificates of deposit scheduled to mature in one year or less at December 31, 1996 totalled $28.4 million.

     The Company and the Savings Bank experienced a decline in liquid assets during the past year as a result of increased loan originations and purchases of additional investment securities. Cash and cash equivalents have decreased by $2.2 million or 51.1% between December 31, 1995 and December 31, 1996. As of December 31, 1996, the consolidated cash and cash equivalents of the Company amounted to $2.1 million or 1.9% of assets, of which $1.4 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank have an increase in dollar amount over the last few years, from $22.6 million or 24.6% of assets at December 31, 1995 to $31.9 million or 27.8% of assets at December 31, 1996. As of December 31, 1996, $341,000 of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $8.3 million have maturities of five years or less. The Company's consolidated net interest margin has increased from 2.69% for the year ended December 31, 1995 to 3.15% for the year ended December 31, 1996.

     Management of the Savings Bank believes that the Savings Bank has adequate resources, including principal prepayments and repayments of loans, mortgage-backed securities and maturing investments and access to loans from the FHLB of Pittsburgh, to fund all of its commitments to the extent required and to maintain flexibility to meet other market changes. Management believes that a significant portion of maturing deposits will remain with the Savings Bank. See
Note 8 of the Notes to Consolidated Financial Statements.

     The Savings Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined in OTS regulations) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank's average monthly liquidity ratio and short-term liquid assets at December 31, 1996 was 13.4% and 4.4%, respectively.

     The Company, as a separately incorporated holding company, has no significant operations other than serving as sole stockholder of the Savings Bank. On an unconsolidated basis, the Company has no paid employees. The Company's assets consist of its investment in the Savings Bank, its receivable from the ESOP, an equity investment with an aggregate market value of $200,000 in three savings associations or their holding companies and deposits maintained with the Savings Bank. Its sources of income will consist of earnings from the investment in such equities, interest or such deposits and interest from the ESOP obligation. The only expenses of the Company relate to its reporting obligations to the OTS, under the Exchange Act and related expenses as a publicly traded company. Management believes that the Company and the Savings Bank currently has adequate liquidity available to respond to its obligations.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's consolidated assets and liabilities are critical to the maintenance of acceptable performance levels.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which provides for standardized accounting for transfers and servicing of financial assets and extinguishment of liabilities. This statement is effective for related transactions occurring after December 31, 1996, however, the FASB has indefinitely delayed the effective date for certain portions of this statement pending further clarification. Management does not believe the effect of adoption of this standard will be material.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based employee compensation plans. This statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for many plans. Companies that elect to remain with the existing accounting principles under Accounting Principles Board ("APB") Opinion No. 25 are required to disclose in a footnote to the financial statements pro forma net income and earnings per share, as if this statement had been adopted. The accounting requirements of this statement are effective for transactions entered into for fiscal years that begin after December 15, 1995. Management of the Company has not yet determined whether to adopt the new accounting method under SFAS No. 123 or the existing method under APB Opinion No. 25 for stock-based compensation plans if any such plans are adopted by the Company.

                            BUSINESS OF THE COMPANY

GENERAL

     The Company is a savings and loan holding company that holds the capital stock of one subsidiary, the Savings Bank. The Company owns a loan receivable from the ESOP and holds an equity investment in three savings associations or their holding companies and deposits maintained with the Savings Bank. The principal business operations of the Company are conducted through the Savings Bank.

LENDING ACTIVITIES

     General. The Savings Bank's lending operations follow the traditional pattern of primarily emphasizing the origination of one-to-four family residential loans for portfolio retention and to a substantially lesser degree, the origination of commercial loans, commercial real estate loans, construction loans on residential properties and consumer loans, including home equity or home improvement loans, automobile loans, student loans, credit card loans, cash collateral personal loans and unsecured personal loans.

     At December 31, 1996, the Savings Bank's total loan portfolio amounted to $77.4 million, or 67.5% of total assets at that date. The Savings Bank has traditionally concentrated its lending activities on one-to-four family residential mortgages in its primary market. Consistent with its lending orientation, $65.1 million or 84.2% of the Savings Bank's total loan portfolio consisted of one-to-four family residential loans at December 31, 1996. Management intends that one-to-four family residential mortgage loans will be the primary lending activity of the Savings Bank.

     Consumer loans, which are of shorter maturity and at higher margins above cost of funds, have risen from $5.6 million at December 31, 1995, to $9.3 million at December 31, 1996. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. Management decided to increase home equity loans primarily because this type of loan is secured by real estate through a first or second lien. As a result, home equity loans have risen from $2.1 million at December 31, 1995 to $4.6 million at December 31, 1996. Management has also sought through the promotion of automobile, student and credit card loans to increase outstanding consumer loans. The percentage of consumer loans against total loan receivables has changed from 9.0% at December 31, 1995, to 12.0% at December 31, 1996. Management is committed to increase consumer loans.

     The Savings Bank is pursuing a policy to further grow its commercial loan and commercial real estate loan portfolio. Commercial loans and commercial real estate loans have risen from $815,000 at December 31,

1995, to $2 million at December 31, 1996 and is expected to continue to increase in 1997. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. Management has worked with existing contacts to seek out commercial loan and commercial real estate loans opportunities. The percentage of commercial loans and commercial real estate loans against total loan receivables has changed from 1.3% at December 31, 1995 to 2.6% at December 31, 1996. Management has set a goal to grow the commercial loan portfolio to $10 million by December 31, 1997. No special goals have been set on the growth of the commercial real estate portfolio.

     By statute, the Savings Bank must limit its commercial loans to no more than 10% of its assets. As of December 31, 1996, the total asset size of the Savings Bank was $114.4 million and 10% of such number is $11.4 million. The statutory ceiling on commercial real estate loans is substantially higher, i.e. 400% of the Savings Bank's capital, or at December 31, 1996 $46.6 million. Management intends to explore extending some commercial loans that carry a partial U.S. Government guarantee of the payment of principal and interest.

     The Savings Bank's primary market area consists of southern and southwestern portions of Allegheny County and, to a lesser extent, Washington and Westmoreland Counties. All of the Savings Bank's residential mortgage loans are secured by properties located in Pennsylvania, and a substantial portion of the real estate mortgage loans are secured by properties located within the Savings Bank's primary market area.

     LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of the Savings Bank's loan portfolio by type of loan at the dates indicated.

                                                        AS OF DECEMBER 31,
                                ------------------------------------------------------------------
                                      1996                     1995                    1994
                                -----------------       ------------------       -----------------
                                AMOUNT        %         AMOUNT        %          AMOUNT       %
                                -------     -----       -------     ------       -------    ------
                                                      (DOLLARS IN THOUSANDS)
Real estate loans
  One-to-four family (1).....   $65,117     84.17%      $55,367      89.68%      $55,304     90.33%
  Construction...............       925      1.20             0       0.00           715      1.17
  Commercial real estate.....     1,023      1.32           793       1.28           733      1.20
                                -------     -----       -------     ------       -------    ------
     Total...................   $67,065     86.69%      $56,160      90.96%      $56,752     92.70%
                                -------     -----       -------     ------       -------    ------
Commercial loans.............   $ 1,010      1.30%      $    22       0.04%      $     0      0.00%
                                -------     -----       -------     ------       -------    ------
Consumer loans
  Home equity loans &
     lines...................   $ 4,562      5.90%      $ 2,053       3.33%      $ 1,694      2.77%
  Student loans..............     2,228      2.88%        2,220       3.60%        2,080      3.40%
  Automobile loans...........     1,515      1.96           713       1.15           253      0.41
  Other consumer loans(1)....       984      1.27           569       0.92           443      0.72
                                -------     -----       -------     ------       -------    ------
     Total...................   $ 9,289     12.01%      $ 5,555       9.00%      $ 4,470      7.30%
                                -------     -----       -------     ------       -------    ------
Total loans receivable(1)....   $77,364       100%      $61,737     100.00%      $61,222    100.00%
                                =======     =====       =======     ======       =======    ======
  Less:
  Allowance for loan
     losses..................   $   307                 $   287                  $   303
  Loans in process...........       515                       0                      232
  Deferred loan (costs)
     fees....................        (3)                     42                       52
                                -------                 -------                  -------
Loans receivable, net........   $76,545                 $61,408                  $60,635
                                =======                 =======                  =======

---------

(1) Includes non-performing loans.

     CONTRACTUAL MATURITIES. The following table sets forth the scheduled contractual maturities of the Savings Bank's loan portfolio at December 31, 1996. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of the Savings Bank's loan portfolio.

                                                                  AT DECEMBER 31, 1996
                                             --------------------------------------------------------------
                                                            COMMERCIAL
                                             ONE-TO-FOUR       REAL
                                             FAMILY (1)       ESTATE      COMMERCIAL    CONSUMER     TOTAL
                                             -----------    ----------    ----------    --------    -------
                                                                     (IN THOUSANDS)
1 year or less............................     $    84        $    0        $   25       $  459     $   568
After 1 year through 5 years..............       5,901           145           895        4,414      11,355
More than 5 years.........................      60,057           878            90        4,416      65,441
                                               -------        ------        ------       ------     -------
Total amounts due.........................     $66,042        $1,023        $1,010       $9,289     $77,364
                                               =======        ======        ======       ======     =======
Interest rate terms on amounts due
  after 1 year:
  Fixed...................................     $38,635        $  367        $  348       $5,268     $44,618
                                               =======        ======        ======       ======     =======
  Adjustable/Floating.....................     $27,323        $  656        $  637       $3,562     $32,178
                                               =======        ======        ======       ======     =======

---------

(1) Includes construction loans of $925,000 for the construction of one-to-four family homes. At the completion of the construction period (usually less than one year) the loan will convert automatically to a traditional mortgage with a maturity in excess of five years.

     Scheduled contractual repayment of loans does not reflect the expected term of the Savings Bank's loan portfolio. The expected average life of loans is substantially less than their contractual terms because of scheduled amortization of principal, prepayments and due-on-sale clauses, which give the Savings Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are lower than current mortgage loan rates (due to refinancings of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher-yielding loans are repaid or refinanced at lower rates.

     LOAN ORIGINATION, PURCHASE AND SALES ACTIVITY. The following table shows the loan origination, purchase and sale activity of the Savings Bank during the periods indicated.

                                                                             YEAR ENDED
                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------      -------
                                                                            (IN THOUSANDS)
Total loans at beginning of period....................................   $ 61,737      $61,222
Loan originations:
  Real estate
     One-to-four family...............................................   $ 17,100      $ 5,852
     Commercial real estate...........................................        512            0
     Construction.....................................................        925            0
                                                                         --------      -------
       Total real estate loans originated.............................   $ 18,537      $ 5,852
                                                                         --------      -------
  Commercial loans....................................................   $  1,173      $    23
                                                                         --------      -------
  Consumer loans
     Home equity loans and lines of credit............................   $  3,868      $ 1,079
     Student loans....................................................        482          473
     Automobile loans.................................................      1,242          652
     Other consumer loans.............................................      1,284          524
                                                                         --------      -------
       Total consumer loans originated................................   $  6,876      $ 2,728
                                                                         --------      -------
     Total loans originated...........................................   $ 26,586      $ 8,603
                                                                         --------      -------
Deduct:
  Principal loan repayments and prepayments...........................   $(10,949)     $(7,960)
  Transferred to real estate owned....................................        (10)        (128)
                                                                         --------      -------
Subtotal:.............................................................   $(10,959)     $(8,088)
                                                                         --------      -------
  Net increase in loans...............................................   $ 15,627      $   515
                                                                         --------      -------
  Total loans at end of period........................................   $ 77,364      $61,737
                                                                         ========      =======

     Applications for residential mortgage and consumer loans are taken at any of the Savings Bank's offices, while commercial loan, commercial real estate loan and construction loan applications are referred to the President of the Savings Bank. Residential mortgage loan applications are primarily developed from referrals from real estate brokers and builders, existing customers and walk-in customers. Commercial real estate loan and construction loan applications are obtained primarily from previous borrowers as well as referrals. Commercial loan applications arise from referrals at this time.

     The Savings Bank's lending policies allow all one-to-four residential mortgage loans $50,000 or less to be approved with two signatures of the President, Executive Vice President and/or the Chairman of the Board. One-to-four residential mortgage loans in excess of $50,000 are presented to the Loan Committee which consists of a member of management and two outside directors. Commercial loan applications under $25,000 may be approved with the signatures of two of the loan officers designated by the President or the Loan Committee. The Loan Committee has been authorized by the Board to grant loans up to $250,000, with loans in excess of this amount required to be presented to the full Board for review and approval. It has been the policy of the Savings Bank's management to present all mortgage loans which are not single-family residential loans to the Loan Committee and/or the Board of Directors for review and approval, and to have the Board of Directors review any loan application which would exceed $250,000. Under applicable regulations, the maximum amount of loans that the Savings Bank may make to any one borrower, including related entities, is limited to 15% of unimpaired capital and surplus, which legal lending limit amounted to $1.7 million at December 31, 1996.

     The Savings Bank currently is not a purchaser of residential or consumer loans. There are no current intentions to begin purchasing such loans. The Savings Bank has previously purchased loan participations secured primarily by commercial real estate located in Pennsylvania and Ohio. Such loans were presented to the Savings Bank from contacts primarily at other financial institutions, particularly those which have previously done business with the Savings Bank. At December 31, 1996, none of the Savings Bank's total loans receivable consisted of participation interests. During 1995, the Savings Bank wrote-off one commercial loan participation and transferred the interest to the classification "other real estate owned" and valued the asset in accordance with an appraisal at $39,000.

     REAL ESTATE LENDING STANDARDS. Effective March 19, 1993, all financial institutions were required to adopt and maintain comprehensive written real estate lending policies that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines or Real Estate Lending Policies adopted by the Federal banking agencies in December 1992 ("Real Estate Lending Guidelines"). The Real Estate Lending Guidelines set forth uniform regulations prescribing standards for real estate lending. Real estate lending is defined as the extension of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property.

     The policies must address certain lending considerations set forth in the Real Estate Lending Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards, and documentation, approval and reporting requirements. These policies must also be appropriate to the size of the institution and the nature and scope of its operations, and must be reviewed and approved by the institution's board of directors at least annually. The LTV ratio framework, with a LTV ratio being the total amount of credit to be extended divided by the appraised value of the property at the time the credit is originated, must be established for each category of real estate loans. If not a first lien, the lender must combine all senior liens when calculating this ratio. The Real Estate Lending Guidelines, among other things, establish the following supervisory LTV limits: land development (75%); construction, commercial and non-residential (80%); improved property (80%) and one-to-four family residential (owner occupied) (no maximum ratio; however any LTV ratio in excess of 90% should require appropriate insurance or readily marketable collateral). Consistent with its lending philosophy, the Savings Bank's LTV limits are generally more restrictive than those in the Real Estate Lending Guidelines; construction and land development (75%); residential properties (90% in the case of one-to-four family owner-occupied residences); and commercial real estate (75%). The Savings Bank requires private mortgage insurance on any residential conventional mortgage loan that exceeds an 90% LTV ratio. While the ratios reflected above reflect the range of desired LTV ratio coverages, the Savings Bank will evaluate each applicant and the collateral to secure the loan on a case-by-case basis.

     ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LOANS. The Savings Bank has historically concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing one-to-four family residences located within its market. At December 31, 1996, $65.1 million or 84.2% of the Savings Bank's total loan portfolio consisted of one-to-four family residential real estate loans, substantially all of which are conventional loans.

     The Savings Bank historically has and continues to emphasize the origination of fixed-rate mortgage loans with terms of up to 30 years and adjustable rate mortgage loans ("ARMs") up to 30 years which provide for periodic adjustments to the interest rate applicable to the loan. The ARMs currently held by the Savings Bank have up to 30-year terms and an interest rate which adjusts every one or three years in accordance with a designated index. Such loans have a 2% cap on any increase or decrease in the interest rate per period, and there is currently a limit of 4% to 6% on the amount that the interest rate can change over the life of the loan. To attract ARMs from time to time, the Savings Bank will offer initial interest rates below market loan rates. ARMs generally pose greater credit risk than fixed loans primarily because as interest rates rise, the required periodic payment by the borrower will rise, increasing the potential for default.

     At December 31, 1996, approximately $37.8 million or 58% of the one-to-four family residential loans in the Savings Bank's loan portfolio consisted of loans which provide for fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 5 to 30 years, it is the Savings Bank's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

     Property appraisals on the real estate and improvements securing the Savings Bank's one-to-four family residential loans are made by independent appraisers approved by the Savings Bank's Board of Directors. Appraisals are performed in accordance with Federal regulations and policies. The Savings Bank obtains title insurance policies on most first mortgage real estate loans originated by it. If title insurance is not obtained or is unavailable, the Savings Bank obtains an abstract of title and title opinion. Borrowers also must obtain hazard insurance prior to closing and, when required by the United States Department of Housing and Urban Development, flood insurance. Borrowers are not required to escrow funds for real estate taxes but may elect to escrow funds with each monthly payment of principal and interest to a loan escrow account from which the Savings Bank makes disbursements for items such as real estate taxes as they become due.

     COMMERCIAL REAL ESTATE LOANS. On a limited basis, the Savings Bank originates mortgage loans for the acquisition and refinancing of commercial real estate properties (including multi-family complexes). At December 31, 1996, $1.0 million or 1.32% of the Savings Bank's total loan portfolio consisted of loans secured by existing commercial real estate properties. At December 31, 1996, the Savings Bank's commercial real estate loan portfolio consisted of 6 loans with an average principal balance of $171,000.

     The Savings Bank's commercial real estate loans are secured by apartment complexes, developed residential lots and small retail establishments. The Savings Bank's commercial real estate loan portfolio consists primarily of loans secured by properties located in Pennsylvania.

     Although terms vary, commercial real estate loans generally are amortized over a period of 10 to 15 years. The Savings Bank's commercial real estate loans have a weighted average maturity of approximately 13 years at December 31, 1996. The Savings Bank will originate these loans either with fixed interest rates or with interest rates which adjust in accordance with a designated index, which generally is negotiated at the time of origination. It is also the Savings Bank's general policy to obtain personal guarantees on its commercial real estate loans from the principals of the borrower and, when this cannot be obtained, to impose more stringent loan-to-value and other underwriting requirements.

     COMMERCIAL LOANS. At December 31, 1996, $1.0 million or 1.31% of the Savings Bank's total loan portfolio consisted of loans classified as commercial loans. The Savings Bank's commercial loans can be secured or unsecured depending upon the size of the loan and the credit analysis by the Savings Bank of the potential borrower. Lines of credit in excess of $25,000 are generally secured by a pledge of accounts receivable and inventory. The Savings Bank's commercial loan portfolio consists of borrowers primarily located in Western Pennsylvania.

     Commercial loans generally have shorter terms and higher interest rates than residential mortgage loans but generally involve more credit risk than residential mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. Fixed equipment may depreciate in value quicker than the principal repayment of the loan. Accounts receivable may prove to be difficult or impossible to collect in sufficient amounts to repay a line of credit. Inventory may disappear due to loss or theft or may decline in value due to age or change in market conditions or technology. The Savings Bank's evaluation of the creditworthiness of a borrower, or the value of a borrower's collateral, may fail to fully assess the risk of the loan in question and lead to a loss.

     CONSTRUCTION LOANS. The Savings Bank will occasionally originate loans to construct primarily one-to-four family residences, and, to a much lesser extent, loans to acquire and develop real estate for construction of residential and commercial properties. These construction lending activities generally are limited to the Savings Bank's primary market area. At December 31, 1996, $925,000 or 1.2% of the Savings Bank's total loan portfolio consisted of loans classified as construction loans.

     Prior to making a commitment to fund a construction loan, the Savings Bank's policy requires an appraisal of the property by independent appraisers approved by the Board of Directors. The Savings Bank uses qualified appraisers on all of its construction loans. Designated employees of the Savings Bank also review and inspect each project at the commencement of construction. In addition, the project is inspected by designated inspectors of the Savings Bank prior to every disbursement of funds during the term of the construction loan. Such inspection includes a review for compliance with the construction plan, including materials specifications.

     Construction lending is generally considered to involve a higher level of risk as compared to one-to-four family residential lending for existing units, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developers and managers. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. The Savings Bank has attempted to minimize the foregoing risks by, among other things, limiting the extent of its construction lending generally, by limiting its construction lending to residential properties and by emphasizing construction loans for residences extended to the individuals who will occupy the constructed home. In addition, the Savings Bank has adopted underwriting guidelines which impose stringent loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk, by limiting the geographic area in which the Savings Bank will do business and by working with builders with whom it has established relationships or which have quality reputations.

     CONSUMER LOANS. The Savings Bank also offers automobile loans, home equity loans and lines of credit, student loans, deposit account secured loans and unsecured consumer loans. Automobile loans amounted to $1.5 million or 2.0% of the total loans receivable at December 31, 1996. Home equity loans and lines of credit amounted to $4.6 million or 5.9% of the total loans receivable at December 31, 1996. The student loan balance amounted to $2.2 million or 2.9% of the total loans receivable as of such date, deposit account secured loans had outstanding balances of $487,000 or .6% of total loans receivables as of such date and unsecured personal loans (including credit card balances outstanding) stood at $497,000 or .6% of total loans receivables as of such date.

     Automobile loans are secured by a lien on the title of the financed vehicle. The terms of the loan may not exceed 60 months. Rates on automobile loans may be fixed or floating. As of December 31, 1996, the entire automobile loan portfolio had fixed rate contracts. Automobile loans involve higher risk since the collateral rapidly depreciates. Defaults during the early months of the loan will likely result in a loss of principal due to the reduced value of the vehicle and the costs of repossession and sale. Automobile loans may be granted for up to 100% of the purchase price.

     The Savings Bank's home equity loans and lines of credit are secured by the underlying equity in the borrower's home. Home equity loans generally have fixed interest rates and terms of 5 to 15 years. Home equity lines of credit generally have variable interest rates based on the prime rate and terms of 5 to 15 years. The Savings Bank's home equity loans and home equity lines of credit require loan-to-value ratios of 100% or less after taking into consideration the first mortgage loan.

     The student loans made by the Savings Bank are guaranteed and serviced by the Pennsylvania Higher Education Assistance Agency. A deposit account secured loan is collateralized by deposits equal to no more than 90% of the principal balance of the loans. Unsecured personal loans depend solely on the creditworthiness of the borrower.

     In December 1995 the Savings Bank began issuing consumer credit cards to its existing customer base. Credit card loans outstanding amounted to $399,000 or .5% of the total loans receivable at December 31, 1996.

     Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. During 1996, the Savings Bank wrote-off two credit card loan balances with aggregate outstandings of $6,000. At December 31, 1996, $2,000 of the remaining consumer loans were classified as non-performing.

ASSET QUALITY

     When a borrower fails to make a required payment on a loan, the Savings Bank attempts to cure the deficiency by contacting the borrower and seeking the payment. Late notices are sent and/or personal contacts are made. In most cases, deficiencies are cured promptly. While the Savings Bank generally prefers to work with borrowers to resolve such problems, when a loan becomes 60 days delinquent the loan is classified as substandard and presented to the Classification Committee for evaluation. Following such evaluation if the loan continues to be delinquent past 90 days the Savings Bank institutes foreclosure, repossession, setoff or other proceedings, as necessary, to minimize any potential loss.

     Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. The Savings Bank does not accrue interest on loans past due 90 days or more.

     Real estate acquired by the Savings Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When a property is acquired, it is recorded at the lower of cost or fair value minus estimated cost to sell the property. Fair value is generally determined through the use of independent appraisals. Any write-downs resulting at acquisition are charged to the allowance for loan losses. All costs incurred in maintaining the Savings Bank's interest in the property are capitalized between the date the loan becomes delinquent and the date of acquisition. After the date of acquisition, all costs incurred in maintaining the property are expenses and costs incurred for the improvement or development of such property are capitalized.

     Under generally accepted accounting principles, the Savings Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings". In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Savings Bank for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Savings Bank would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in non-accrual loans. For the year ended December 31, 1996, the Savings Bank had no troubled debt restructurings and had no interest income arising from troubled debt restructuring.

     DELINQUENT LOANS. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Savings Bank's loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts which are past due.

                                    DECEMBER 31, 1996                                        DECEMBER 31, 1995
                  ------------------------------------------------------   ------------------------------------------------------
                                                           90 DAYS OR                                               90 DAYS OR
                     30-59 DAYS         60-89 DAYS          GREATER           30-59 DAYS         60-89 DAYS          GREATER
                  ----------------   ----------------   ----------------   ----------------   ----------------   ----------------
                          PERCENT            PERCENT            PERCENT            PERCENT            PERCENT            PERCENT
                          OF LOAN            OF LOAN            OF LOAN            OF LOAN            OF LOAN            OF LOAN
                  AMOUNT  CATEGORY   AMOUNT  CATEGORY   AMOUNT  CATEGORY   AMOUNT  CATEGORY   AMOUNT  CATEGORY   AMOUNT  CATEGORY
                  ------  --------   ------  --------   ------  --------   ------  --------   ------  --------   ------  --------
                                                                  (DOLLARS IN THOUSANDS)
Real estate
 loans:
 One-to-four
   family
 residences...    $1,738    2.67%    $  75      .12%    $ 339      .52%    $2,076    3.75%    $ 621     1.12%    $ 306      .55%
 Commercial...         0       0         0        0         0        0         0        0         0        0         0        0
Consumer
 loans:.......    $    6     .06%    $  15      .16%    $   2      .02%    $   86     1.55%   $   1      .02%    $   0        0%
                  ------             -----              -----              ------             -----              -----
   Total......    $1,744             $  90              $ 341              $2,162             $ 622              $ 306
                  ======             =====              =====              ======             =====              =====

     NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of the Savings Bank's non-performing assets at the dates indicated. The Savings Bank had no loans during the periods indicated below which should be classified as troubled debt restructurings.

                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                  1996      1995      1994
                                                                  ----      ----      ----
                                                                   (DOLLARS IN THOUSANDS)
     Non-accruing loans:
     One-to-four family residential(1).........................   $339      $306      $338
     Consumer Loans(2).........................................      2         0         0
     Commercial participations(3)..............................      0         0        53
                                                                  ----      ----      ----
       Total nonperforming loans...............................    341       306       391
     Real estate owned.........................................     50        42         0
                                                                  ----      ----      ----
       Total nonperforming assets..............................   $391      $348      $391
                                                                  ====      ====      ====
     Total nonperforming loans as a percentage of total
       loans...................................................    .44%      .50%      .64%
                                                                  ====      ====      ====
     Total nonperforming assets as a percentage of total
       assets..................................................    .34%      .38%      .45%
                                                                  ====      ====      ====

---------

(1) Consists of an aggregate of 6, 8 and 12 loans at December 31, 1996, 1995 and 1994, respectively.

(2) Consists of one loan at December 31, 1996.

(3) Consists of 1 loan at December 31, 1994.

     The Savings Bank's total non-performing assets have increased from $348,000 or .38% of total assets at December 31, 1995 to $391,000 or .34% of total assets at December 31, 1996. The $43,000 increase in total non-performing assets between December 31, 1995 and 1996 principally reflects increases in non-performing loans.

     At December 31, 1996 and at December 31, 1995, approximately $15,000 and $22,000 in interest income, respectively, would have been recorded in the period then ended on loans accounted for on a non-accrual basis if such loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. The Savings Bank had no accruing loans greater than 90 days delinquent.

     ALLOWANCE FOR LOAN LOSSES. An allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon an evaluation of known and inherent risks in the loan portfolio. Allowances for loan losses are based on estimated net realizable value. Management's periodic evaluation is based upon examination of the loan portfolio, past loss experience, current economic conditions, the results of the most recent regulatory examinations, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. In addition, there can be no assurance that bank regulators will agree with the Savings Bank on the systematic methodology for determining the adequacy of the allowance for loan losses during future examination. The Savings Bank could be required to increase its allowance for loan losses, thereby negatively affecting the Savings Bank's financial condition and earnings at that time.

     The following table summarizes changes in the allowance for loan losses and other selected statistics for the periods presented.

                                                                     DECEMBER 31,
                                                           ---------------------------------
                                                            1996         1995         1994
                                                           -------      -------      -------
                                                                (DOLLARS IN THOUSANDS)
     Average total loans................................   $69,258      $61,638      $58,502
                                                           =======      =======      =======
     Allowance for loan losses, beginning of year.......   $   287      $   303      $   268
     Charged-off loans(1)...............................       (24)         (53)          (1)
     Recoveries on loans previously charged off.........         0            1            0
     Provision for loan losses..........................        44           36           36
     Allowance for loan losses, end of period...........   $   307      $   287      $   303
                                                           =======      =======      =======
     Net loans charged-off to average loans.............       .04%         .09%        0.00%
                                                           =======      =======      =======
     Allowance for loan losses to total loans...........       .40%         .46%         .49%
                                                           =======      =======      =======
     Allowance for loan losses to nonperforming loans...     89.88%       93.79%       77.49%
                                                           =======      =======      =======

---------

(1) Consists of $18,000 of one-to-four family residential mortgage loans and $6,000 of consumer loans in 1996; consists of $23,000 of commercial real estate loans and $30,000 of one-to-four family residential loans in 1995; and consists of $1,000 of consumer loans in 1994.

     The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. This allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                                                        DECEMBER 31,
                                                 -----------------------------------------------------------
                                                       1996                 1995                 1994
                                                 -----------------    -----------------    -----------------
                                                            % OF                 % OF                 % OF
                                                          LOANS IN             LOANS IN             LOANS IN
                                                            EACH                 EACH                 EACH
                                                          CATEGORY             CATEGORY             CATEGORY
                                                          TO TOTAL             TO TOTAL             TO TOTAL
                                                 AMOUNT    LOANS      AMOUNT    LOANS      AMOUNT    LOANS
                                                 ------   --------    ------   --------    ------   --------
                                                                   (DOLLARS IN THOUSANDS)
Real Estate:
  One-to-four family, commercial real estate,
  participation, construction and other real
  estate......................................    $227      73.94%     $207      72.13%     $224      73.93%
Commercial Loan:
  Working capital and term loans for business
  uses........................................       5       1.63         0          0         0          0
Consumer:
  Automobile, home equity, student, share and
  other consumer..............................      75      24.43        80      27.87        79      26.07
                                                  ----     ------      ----     ------      ----     ------
     Total....................................    $307     100.00%     $287     100.00%     $303     100.00%
                                                  ====     ======      ====     ======      ====     ======

     Effective December 21, 1993, the OTS, in conjunction with the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board, issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"). The Policy Statement, which effectively supersedes previous OTS proposed guidance, includes guidance (i) on the responsibilities of management for the assessment and establishment of an adequate allowance and (ii) for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful, described below, and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the dollar value of the portfolio that is classified doubtful must be accounted for in the allowance of the institution; (ii) 15% of the dollar value of the portfolio that is classified substandard must be accounted for in the allowance of the institution; (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date must be accounted for in the allowance of the institution, and (iv) in the cases where the institution has an insufficient basis for determining this amount, an examiner may use industry average net charge-off rate for nonclassified loans and leases (based on a study of the Federal Reserve Board a rate of .50% for risk-weighted "pass" loans and 3% for special mention loans is acceptable). While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling".

     Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, Federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss". Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. At December 31, 1996, the Savings Bank had $341,000 of assets classified as "substandard" (all of which are set forth under "Non-Performing Assets" above) and no assets classified as "doubtful", "loss" or "special mention".

INVESTMENT ACTIVITIES

     GENERAL. The investment activities of the Company are managed by the Board of Directors of the Company. Investment activity at the Company is minimal. The Company has chosen to take equity positions in three savings associations or their respective holding companies. The aggregate value of these investments is $200,000. These investments were selected on management's belief that the value of these institutions would appreciate. This equity investment represents .2% of the total consolidated assets of the Company and 1.1% of the total consolidated investment securities of the Company. Excess funds at the Company level are deposited into a money market account maintained at the Savings Bank.

     The Savings Bank's investment activities are managed by the President with the assistance of other senior officers designated by the Board of Directors of the Savings Bank. These activities are conducted in accordance with a written investment policy which is reviewed and approved by the Board of Directors at least annually. The Savings Bank's Asset and Liability Committee has been designated to work with management and the Board to implement and achieve the investment plan goals and to report at least quarterly to the Board in conjunction with its review of the Savings Bank's overall gap and interest rate risk position. As reflected in its investment policy, the Savings Bank's investment objective is to maintain a balance of high quality and diversified investments with a minimum of credit risk. Accordingly, the Savings Bank seeks a competitive return from its investments, but the rate of return is only one consideration which is weighed against the Savings Bank's other goals and objectives of liquidity and operating in a manner deemed by the Board to reflect safety and soundness.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents of the Savings Bank decreased by $2.2 million or 51.1% from fiscal 1995 to fiscal 1996. At December 31, 1996, cash and cash equivalents of the Savings Bank amounted to $2.1 million or 1.9% of total assets. The largest component in this category, which accounted for the majority decrease during the period, is interest bearing deposits in banks, which amounted to $1.4 million at December 31, 1996. All such deposits were made with the FHLB of Pittsburgh.

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. As a savings and loan holding company, with majority ownership in one savings association which meets the requirement of a qualified thrift lender due to the level of its residential mortgage lending activities, the Company has broad investment powers. Other than 100% ownership of the Savings Bank, the Company has chosen only to maintain the loan to the ESOP, to invest in three known savings associations or their holding companies and to deposit the remaining funding of the Company in a money market account maintained at the Savings Bank. Funds on deposit with the Savings bank are used for either loans or investment securities as determined by the Savings Bank.

     The Savings Bank has authority to invest in various types of assets. The Savings Bank's Investment Committee appointed by the Board are authorized by the Board to: purchase or sell U.S. Government securities and securities issued by agencies thereof; purchase, sell or trade any securities qualifying as eligible liquidity; purchase mortgage-related securities; purchase participations in the secondary mortgage market; invest in repurchase agreements secured by securities eligible for investment by the Savings Bank; invest in mutual funds restricted to authorized investments; invest in deposits with the FHLB of Pittsburgh and other authorized investments; invest in various corporate securities and bonds that have at least an "AA" rating by Standard & Poor's; and invest in various other mutual funds and certain equity issues as authorized by the Board. The Board of the Savings Bank does not permit investments in highly speculative securities.

     The Savings Bank's investments are all classified as "held to maturity" or "available for sale" upon acquisition based upon the Savings Bank's intent and ability to hold such investments to maturity at the time of investment in accordance with generally accepted accounting principles. The investment securities and mortgage-backed securities of the Savings Bank which are classified as "held to maturity" are carried at amortized cost, with any discount or premium amortized to maturity. The investment securities and mortgage-backed securities of the Savings Bank which are classified as "available for sale" are carried at fair value and are repriced quarterly. All mutual fund investments are classified as investments available for sale.

     The Savings Bank maintains a portfolio of mortgage-backed securities as a means of investing in housing-related mortgage instruments without the costs associated with originating mortgage loans for portfolio retention and with limited credit risk of default which arises in holding a portfolio of loans to maturity. Mortgage related securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Savings Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, the FNMA and the Government National Mortgage Association ("GNMA").

     The FHLMC is a public corporation chartered by the U.S. Government and owned by the 12 Federal Home Loan Banks and Federally insured savings institutions. The FHLMC issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for conventional mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because the FHLMC and FNMA are U.S. Government sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. The GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low-and middle-income housing, there are limits to the maximum size of loans that qualify for these programs.

     Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, i.e., fixed rate or adjustable rate, as well as repayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

     Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans. Mortgage-backed securities issued or guaranteed by FNMA or FHLMC (except interest-only securities or the residual interests in collateralized mortgage obligations) are weighted at no more than 20% for risk-based capital purposes, compared to a weight of 50% to 100% for residential loans.

     The following tables set forth certain information relating to the Company's and Savings Bank's investment and mortgage-backed securities portfolio at the dates indicated:

                                                                  DECEMBER 31,
                                       -------------------------------------------------------------------
                                              1996                    1995                    1994
                                       -------------------     -------------------     -------------------
                                       AMORTIZED     % OF      AMORTIZED     % OF      AMORTIZED     % OF
                                         COST       TOTAL        COST       TOTAL        COST       TOTAL
                                       ---------    ------     ---------    ------     ---------    ------
                                                             (DOLLARS IN THOUSANDS)
          HELD TO MATURITY
Investment securities:
  U.S. Government securities........   $   2,002     19.00%    $   3,502    100.00%    $   2,497     55.55%
  Federal agency obligations........       8,533     81.00             0         0         1,998     44.45
  Marketable equity securities......           0         0             0         0             0         0
                                       ---------    ------     ---------    ------     ---------    ------
     Total investment securities....      10,535    100.00%    $   3,502    100.00%    $   4,495    100.00%
                                        ========    ======      ========    ======      ========    ======
Average remaining contractual life
  of investment securities..........   8.01 yrs.               2.50 yrs.               2.54 yrs.
                                            ====                    ====                    ====
Mortgage-backed securities:
  GNMA..............................   $   1,361     13.71%    $   1,584     13.69%    $   1,783     10.72%
  FHLMC.............................       8,453     85.16         9,841     85.04        13,221     79.49
  FNMA..............................         113      1.13           147      1.27         1,628      9.79
                                       ---------    ------     ---------    ------     ---------    ------
     Total mortgage-backed
       securities...................   $   9,927    100.00%    $  11,572    100.00%    $  16,632    100.00%
                                        ========    ======      ========    ======      ========    ======

                                                                  DECEMBER 31,
                                       -------------------------------------------------------------------
                                              1996                    1995                    1994
                                       -------------------     -------------------     -------------------
                                       AMORTIZED     % OF      AMORTIZED     % OF      AMORTIZED     % OF
                                         COST       TOTAL        COST       TOTAL        COST       TOTAL
                                       ---------    ------     ---------    ------     ---------    ------
                                                             (DOLLARS IN THOUSANDS)
         AVAILABLE FOR SALE
Investment securities:
  Federal agency obligations........   $   6,503     80.91%    $   1,999     60.83%    $       0         0%
  Marketable equity securities(1)...       1,535     19.09         1,287     39.17         1,219    100.00
                                       ---------    ------     ---------    ------     ---------    ------
     Total investment securities....   $   8,038    100.00%    $   3,286    100.00%    $   1,219    100.00%
                                        ========    ======      ========    ======      ========    ======
Average remaining contractual life
  of investment securities..........   8.31 yrs.               2.75 yrs.                     N/A
                                            ====                    ====                   =====
Mortgage-backed securities:
  FHLMC.............................   $   2,356     63.93%    $   2,930     67.87%    $       0         0%
  FNMA..............................       1,329     36.07         1,387     32.13             0         0
                                       ---------    ------     ---------    ------     ---------    ------
     Total mortgage-backed
       securities...................   $   3,685    100.00%    $   4,317    100.00%    $       0         0%
                                        ========    ======      ========    ======      ========    ======

---------

(1) Consists of (i) 130,888 shares in the Tocqueville Governmental Fund (formerly known as the Ivy Short-Term Bond Fund), a registered open-end diversified investment company for each of years ended December 31, 1996, 1995 and 1994, (ii) 5,000 shares of common stock of Pittsburgh Home Financial Corp, a savings and loan holding company for year ended December 31, 1996, (iii) 5,000 shares of common stock of Great American Financial Corp., a savings and loan holding company, for year ended December 31, 1996, and (iv) 5,000 shares of common stock of 1st Bergan Bancorp, Inc., a savings and loan holding company, for year ended December 31, 1996.

     The composition and maturities of the investment securities portfolio by contractual maturity are indicated in the following table:

                                                                      DECEMBER 31, 1996
                                     ------------------------------------------------------------------------------------
                                     LESS THAN     1 TO 3       3 TO 5        OVER         TOTAL INVESTMENT      CARRYING
                                      1 YEAR        YEARS        YEARS       5 YEARS          SECURITIES          VALUE
                                     ---------    ---------    ---------    ---------    --------------------    --------
                                     AMORTIZED    AMORTIZED    AMORTIZED    AMORTIZED    AMORTIZED     FAIR
                                       COST         COST         COST         COST         COST        VALUE
                                     ---------    ---------    ---------    ---------    ---------    -------
                                                                    (DOLLARS IN THOUSANDS)
U.S. government securities and
  federal agency obligations......    $     0      $ 2,999      $ 1,003      $13,036      $17,038     $16,803    $16,868
Marketable equity securities
  (1).............................      1,535            0            0            0        1,535       1,518      1,518
                                      -------      -------      -------      -------      -------     -------    -------
Total investment securities.......    $ 1,535      $ 2,999      $ 1,003      $13,036      $18,573     $18,321    $18,386
                                      =======      =======      =======      =======      =======     =======    =======
Weighted average yield............       5.50%        5.22%        5.50%        7.24%        6.68%        N/A        N/A
                                      =======      =======      =======      =======      =======     =======    =======

The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.
---------

(1) Consists of (i) 130,888 shares in the Tocqueville Government Fund (formerly known as the Ivy Short-Term Bond Fund), a registered open-end diversified investment company, (ii) 5,000 shares of common stock of Pittsburgh Home Financial Corp, a savings and loan holding company, for year ended December 31, 1996, (iii) 5,000 shares of common stock of Great American Financial Corp., a savings and loan holding company, for year ended December 31, 1996, and (iv) 5,000 shares of common stock of 1st Bergan Bancorp, Inc., a savings and loan company for year ended December 31, 1996.

     The Bank's investment securities portfolio at December 31, 1996 did not contain securities of any issuer with an aggregate book value in excess of 10% of the Savings Bank's equity, excluding those issued by the United States Government or its agencies.

     The following table sets forth the contractual maturities of the Savings Bank's mortgage-backed securities at December 31, 1996.

                                                                      DUE IN
                 ----------------------------------------------------------------------------------------------------------------
                 LESS THAN      1 TO 3         3 TO 5         5 TO 10      10 TO 20     OVER 20     DECEMBER 31, 1996    CARRYING
                  1 YEAR        YEARS          YEARS           YEARS         YEARS       YEARS       AMORTIZED COST       VALUE
                 ---------   ------------   ------------   -------------   ---------   ---------   -------------------   --------
                              AMORTIZED      AMORTIZED       AMORTIZED     AMORTIZED   AMORTIZED   AMORTIZED    FAIR
                                 COST           COST           COST          COST        COST        COST       VALUE
                             ------------   ------------   -------------   ---------   ---------   ---------   -------
                                                              (DOLLARS IN THOUSANDS)
GNMA..........    $     0       $    0         $    0          $    0       $     0     $ 1,361     $ 1,361    $ 1,398   $ 1,361
FHLMC.........        341        2,105            723               0         6,659         981      10,809     10,699    10,771
FNMA..........          0          113          1,329               0             0           0       1,442      1,390     1,387
                  -------       ------         ------          ------      --------     -------     -------    -------   -------
Total.........    $   341       $2,218         $2,052               0       $ 6,659     $ 2,342     $13,612    $13,487   $13,519
                  =======       ======         ======          ======       =======     =======     =======    =======   =======
Weighted
  Average
  Yield.......       6.50%        5.67%          5.28%            N/A          6.44%       7.18%       6.27%       N/A       N/A
                  =======       ======         ======          ======       =======     =======     =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The following table sets forth the contractual maturities of the Savings Bank's securities classified as held-to-maturity at December 31, 1996.


                                                           DUE IN                                              DECEMBER 31, 1996
                 -------------------------------------------------------------------------------------------    TOTAL MORTGAGE-
                   DUE 1                                                                                             BACKED
                  YEAR OR                                                  10 TO 20     OVER 20                    SECURITIES
                   LESS      1 TO 3 YEARS   3 TO 5 YEARS   5 TO 10 YEARS     YEARS       YEARS                 ------------------
                 AMORTIZED    AMORTIZED      AMORTIZED       AMORTIZED     AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                   COST          COST           COST           COST          COST        COST        COST       VALUE     VALUE
                 ---------   ------------   ------------   -------------   ---------   ---------   ---------   -------   --------
U.S. Gov't &
  Agency
 Securities...    $     0       $  999         $1,003         $ 8,033       $   500     $     0     $10,535    $10,470   $10,535
FHLMC
Certificates...       341          762              0               0         6,659         691       8,453      8,381     8,453
GNMA
Certificates...         0            0              0               0             0       1,361       1,361      1,398     1,361
FNMA
Certificates...         0          113              0               0             0           0         113        116       113
                  -------       ------         ------         -------       -------     -------     -------    -------   -------
Total.........    $   341       $1,874         $1,003         $ 8,033       $ 7,159     $ 2,052     $20,462    $20,365   $20,462
                  =======       ======         ======         =======       =======     =======     =======    =======   =======
Weighted
  Average
  Yield.......       6.50%        6.46%          5.50%           7.39%         6.55%       7.06%       6.87%
                  =======       ======         ======         =======       =======     =======     =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The following table sets forth the contractual maturities of the Savings Bank's securities classified as available-for-sale at December 31, 1996.

                                                           DUE IN
                 -------------------------------------------------------------------------------------------   DECEMBER 31, 1996
                   DUE 1                                                                                        TOTAL MORTGAGE-
                  YEAR OR                                                  10 TO 20     OVER 20                BACKED SECURITIES
                   LESS      1 TO 3 YEARS   3 TO 5 YEARS   5 TO 10 YEARS     YEARS       YEARS                 ------------------
                 AMORTIZED    AMORTIZED      AMORTIZED       AMORTIZED     AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                   COST          COST           COST           COST          COST        COST        COST       VALUE     VALUE
                 ---------   ------------   ------------   -------------   ---------   ---------   ---------   -------   --------
Marketable
  Equity
 Securities...    $ 1,535       $    0         $    0         $     0       $     0     $     0     $ 1,535    $ 1,518   $ 1,518
U.S. Gov't &
  Agency
 Securities...          0        2,000              0           2,503         2,000           0       6,503      6,333     6,333
FHLMC
Certificates...         0        1,343            723               0             0         290       2,356      2,318     2,318
GNMA
Certificates...         0            0              0               0             0           0           0          0         0
FNMA
Certificates...         0            0          1,329               0             0           0       1,329      1,274     1,274
                  -------       ------         ------         -------       -------     -------     -------    -------   -------
Total.........    $ 1,535       $3,343         $2,052         $ 2,503       $ 2,000     $   290      11,723    $11,443   $11,443
                  =======       ======         ======         =======       =======     =======     =======    =======   =======
Weighted
  Average
  Yield.......       5.50%        4.82%          5.28%           6.89%         7.05%       8.00%       5.89%
                  =======       ======         ======         =======       =======     =======     =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     At December 31, 1996, the weighted average contractual maturity of all of the Savings Bank's mortgage-backed securities was approximately 11 years and the weighted average yield on the mortgage-backed securities portfolio was 6.27%. The actual maturity of a mortgage-backed security is less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, the Savings Bank may be subject to reinvestment risk because to the extent that the Savings Bank's mortgage-backed securities amortize or prepay faster than anticipated, the Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. At December 31, 1996, of the $13.6 million of mortgage-backed securities, an aggregate of $10.1 million were secured by fixed-rate mortgage loans and an aggregate of $3.5 million were secured by adjustable-rate mortgage loans.

     In February 1992, the OTS adopted a policy statement which states, among other things, that mortgage derivative products (including CMOs and CMO residuals and stripped mortgage backed securities) which possess average life or price volatility in excess of a benchmark fixed rate 30-year mortgage-backed pass-through security are "high-risk mortgage securities," are not suitable investments for depository institutions, must be carried in the institution's trading account or as assets held for sale, and must be marked to market on a regular basis. The Savings Bank has no "high risk" mortgage securities at December 31, 1996 and has no present intention to invest in such products.

SOURCES OF FUNDS

     GENERAL. The principal source of funds for the Company is the repayment of the loan to the ESOP, dividends on its equity investments (including its ownership of all of the capital stock of the Savings Bank) and interest paid on deposits maintained at the Savings Bank. The Savings Bank's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Savings Bank's branch offices. The Savings Bank also derives funds from amortization and prepayments of outstanding loans and mortgage-backed securities and from maturing investment securities. The Savings Bank has also borrowed, from time to time, from the FHLB of Pittsburgh. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions.

     DEPOSITS. The Savings Bank's current deposit products include passbook accounts, negotiable order of withdrawal ("NOW") accounts, non-interest bearing demand deposit accounts, money market deposit accounts and certificates of deposit ranging in terms from six months to five years. The Savings Bank's deposit products also include Individual Retirement Account ("IRA") and Keogh certificates.

     The Savings Bank's deposits are obtained primarily from residents in its primary market area of Allegheny County and portions of Washington County and Westmoreland County, all of which are located in Western Pennsylvania. The Savings Bank to a lesser extent obtains deposits from other locations in the greater Pittsburgh metropolitan area. The Savings Bank attracts deposit accounts by offering a wide variety of accounts, competitive interest rates, and convenient branch office locations and service hours. The Savings Bank primarily utilizes print media to attract new customers and savings deposits. The Savings Bank has never utilized the services of deposit brokers and had no brokered deposits at December 31, 1996. The Savings Bank presently operates three automated teller machines ("ATMs"), one at each of the branch offices. The Savings Bank is affiliated with a regional ATM network.

     The Savings Bank has been competitive in the types of accounts and in interest rates it has offered on its deposit products but does not necessarily seek to match the highest rates paid by competing institutions. At times of declining interest rates, the Savings Bank has chosen to aggressively price certificate of deposit rates to discourage disintermediation of deposits into competing investment products offered by other institutions.

     The following table shows the distribution of, and certain other information relating to, the Savings Bank's deposits by type of deposit as of the dates indicated.

                                                                    DECEMBER 31,
                                          ----------------------------------------------------------------
                                                 1996                   1995                   1994
                                          ------------------     ------------------     ------------------
                                          AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT
                                          -------    -------     -------    -------     -------    -------
                                                               (DOLLARS IN THOUSANDS)
Passbook and club accounts.............   $15,476      18.46%    $16,396      20.32%    $18,053      23.97%
Money market...........................    13,513      16.12       9,085      11.25      10,663      14.16
Certificates of deposit................    43,683      52.12      45,842      56.78      37,905      50.33
NOW accounts...........................     8,595      10.25       7,325       9.07       7,382       9.80
Non-interest bearing...................     2,554       3.05       2,083       2.58       1,310       1.74
                                          -------     ------     -------     ------     -------     ------
  Total deposits.......................   $83,821     100.00%    $80,731     100.00%    $75,313     100.00%
                                          =======     ======     =======     ======     =======     ======

     The following table presents, by various interest rate categories, the amount of certificates of deposit at December 31, 1996 and the amounts at December 31, 1996 which mature during the periods indicated.

                                                    TOTAL AS OF
                                                    DECEMBER 31,
                                                        1996
                                                    ------------
                                                                         AMOUNTS AT DECEMBER 31, 1996
                                                                               MATURING WITHIN
                                                                     ------------------------------------
                                                                                 AFTER ONE
                                                                                 BUT WITHIN
                                                                       ONE         THREE
             CERTIFICATES OF DEPOSIT                                  YEAR         YEARS       THEREAFTER
-------------------------------------------------                    -------     ----------    ----------
                                                                   (DOLLARS IN THOUSANDS)
4.01% to 6.00%...................................     $ 33,528       $27,311      $  4,261       $1,956
6.01% to 8.00%...................................       10,155         1,054         6,477        2,624
                                                      --------       -------      --------       ------
  Total certificate accounts.....................     $ 43,683       $28,365      $ 10,738       $4,580
                                                      ========       =======      ========       ======

     The following table presents the average balance of each deposit type and the average rate paid on each deposit type, net of early withdrawal penalties for the periods indicated.

                                                                   DECEMBER 31,
                                      ----------------------------------------------------------------------
                                              1996                     1995                     1994
                                      --------------------     --------------------     --------------------
                                      AVERAGE     AVERAGE      AVERAGE     AVERAGE      AVERAGE     AVERAGE
                                      BALANCE    RATE PAID     BALANCE    RATE PAID     BALANCE    RATE PAID
                                      -------    ---------     -------    ---------     -------    ---------
                                                              (DOLLARS IN THOUSANDS)
Passbook and club accounts.........   $16,112       2.55%      $16,882       2.54%      $20,141       2.57%
Money market.......................    10,649       3.15         9,914       2.97        11,204       2.77
Certificates of deposit............    45,522       5.54        42,456       5.58        34,858       4.34
NOW accounts.......................     8,009       1.73         7,017       1.72         7,137       1.73
Non-interest bearing...............     2,002       0.00         1,442       0.00           975       0.00
                                      -------       ----       -------       ----       -------       ----
Total deposits.....................   $82,294       4.14%      $77,711       4.14%      $74,315       3.32%
                                      =======       ====       =======       ====       =======       ====

     The following table sets forth the Savings Bank's net savings flows during the periods indicated.

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                  1996        1995        1994
                                                                 -------     -------     -------
                                                                         (IN THOUSANDS)
Beginning balance.............................................   $80,731     $75,313     $74,727
(Decrease) Increase before interest credited..................      (317)      2,201      (1,875)
Interest credited.............................................     3,407       3,217       2,461
Net savings increase..........................................     3,090       5,418         586
                                                                 -------     -------     -------
Ending balance................................................   $83,821     $80,731     $75,313
                                                                 =======     =======     =======

     The following table sets forth maturities of the Savings Bank's certificates of deposit of $100,000 or more at December 31, 1996 by time remaining to maturity.

                                                                                   IN THOUSANDS
                                                                                   ------------
Three months or less............................................................      $  410
Over three months through six months............................................       2,368
Over six months through 12 months...............................................       1,013
Over 12 months..................................................................         640
                                                                                      ------
  Total.........................................................................      $4,431
                                                                                      ======

     BORROWINGS FROM FHLB OF PITTSBURGH AS OF DECEMBER 31. The following table sets forth the borrowing history of the Savings Bank from the FHLB of Pittsburgh for the last three years.

                                                                        AT DECEMBER 31,
                                                                 -----------------------------
                                                                  1996        1995       1994
                                                                 -------     ------     ------
                                                                    (DOLLARS IN THOUSANDS)
Amount Outstanding At Year End................................   $14,477     $2,977     $4,261
                                                                 =======     ======     ======
Maximum Balance...............................................   $15,077     $4,861     $5,161
                                                                 =======     ======     ======
Average Balance...............................................   $ 5,169     $3,078     $3,194
                                                                 =======     ======     ======
Weighted Average Interest Rate:
  At end of year..............................................      5.96%      6.25%      6.19%
                                                                 =======     ======     ======
  During Year.................................................      5.34%      6.24%      4.88%
                                                                 =======     ======     ======

The Savings Bank utilized the increased borrowings during 1996 to meet increased loan demand. As of December 31, 1996, the Savings Bank also had a revolving credit commitment from the FHLB of Pittsburgh of $6.5 million all of which remained available for borrowing. This revolving credit commitment now expires on March 25, 1997 unless the Savings Bank and FHLB of Pittsburgh negotiate an extension. Management has no indication at this time the FHLB of Pittsburgh will be unwilling to, or has any reason not to, agree to an extension of this revolving credit commitment. To secure the repayment of any outstanding borrowings from the FHLB of Pittsburgh and any borrowings under this revolving credit commitment or any other credit product offered by the FHLB of Pittsburgh, the Savings Bank has pledged to the FHLB of Pittsburgh investments of the Savings Bank in U.S. Government and U.S. agency securities and U.S. Government and U.S. agency mortgage-backed securities and 100% of its unencumbered home loan mortgages.

                        REGULATORY CAPITAL REQUIREMENTS

     Federally insured savings institutions are required to maintain minimum levels of regulatory capital. Pursuant to Federal regulations, the OTS has established capital standards applicable to all savings institutions. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     At December 31, 1996, the Savings Bank exceeded all of the capital requirements applicable to it. Set forth below is a summary of the Savings Bank's compliance with the applicable capital standards as of December 31, 1996 and as of December 31 of each of the preceding four years.

                             AS OF                 AS OF                 AS OF                 AS OF                 AS OF
                       DECEMBER 31, 1996     DECEMBER 31, 1995     DECEMBER 31, 1994     DECEMBER 31, 1993     DECEMBER 31, 1992
                      -------------------    ------------------    ------------------    ------------------    ------------------
                               PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF
                      AMOUNT   ASSETS(2)     AMOUNT  ASSETS(2)     AMOUNT  ASSETS(2)     AMOUNT  ASSETS(2)     AMOUNT  ASSETS(2)
                      -------  ----------    ------  ----------    ------  ----------    ------  ----------    ------  ----------
                                                                (DOLLARS IN THOUSANDS)
Tangible capital: (1)
  Requirement........ $ 1,719      1.50%     $1,378      1.50%     $1,316      1.50%     $1,238      1.50%     $1,174      1.50%
  Actual.............  11,787     10.28       7,228      7.87       7,049      8.03       6,500      7.90       5,823      7.44
  Excess............. $10,068      8.78%     $5,850      6.37%     $5,733      6.53%     $5,262      6.40%     $4,649      5.94%
Core capital: (2)
  Requirement........  $3,438      3.00%     $2,757      3.00%     $2,632      3.00%     $2,476      3.00%     $2,348      3.00%
  Actual.............  11,787     10.28       7,228      7.87       7,049       8.03      6,500       7.90      5,823       7.44
  Excess.............  $8,349      7.28%     $4,471      4.87%     $4,417      5.03%     $4,024      4.90%     $3,475      4.44%
Risk-based capital:
  Requirement (4).... $ 4,064      8.00%     $3,101      8.00%     $2,985      8.00%     $2,682      8.00%     $2,676      8.00%
  Actual (3).........  12,094     23.81       7,515     19.39       7,352     19.70       6,800     20.30       6,073     18.20
  Excess............. $ 8,030     15.81%     $4,414     11.39%     $4,367     11.70%     $4,118     12.30%     $3,397     10.20%

---------

(1) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets. The difference between capital under generally accepted accounting principles ("GAAP") and regulatory tangible and core capital is attributable to $158,000 for the Company's net unrealized holding losses on available-for-sale securities to arrive at regulatory tangible and core capital of $11,787,000.

(2) To be "adequately capitalized" for purposes of the OTS' Prompt Corrective Action regulations, core capital generally must be at least 4.0%.

(3) The difference between capital under generally accepted accounting principles and regulatory risk-based capital is attributable to an addition to generally accepted accounting principles capital of $307,000 for the allowance for loan loss and $158,000 for the Savings Bank's net unrealized holding gains (losses) on available-for-sale securities to arrive at regulatory risk-based capital of $12,094.

(4) Calculated based on the OTS requirement of 8.0% of risk-weighted assets.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Prestige Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Prestige Bancorp, Inc. (the Corporation) and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestige Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As explained in Note 2 to the consolidated financial statements, effective January 1, 1995, the Corporation changed its method of accounting for loan losses. In addition, as also discussed in Note 2 to the consolidated financial statements, effective January 1, 1994, the Corporation changed its method of accounting for investments in debt and equity securities.

                                        ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
January 14, 1997
(except with respect to the
matters discussed in Note 18,
as to which the date is
March 3, 1997)

                             PRESTIGE BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                       1996            1995
                                                                   ------------     -----------
                             ASSETS
Cash and due from banks.........................................   $    735,951     $   779,397
Interest-bearing deposits with banks............................      1,411,727       3,614,270
Investment securities:
  Available for sale............................................     11,442,549       7,491,045
  Held to maturity (market value $20,364,934 and $15,193,150,
     respectively)..............................................     20,461,927      15,074,601
Loans...........................................................     77,364,459      61,737,509
Less--Unearned income (deferred costs), net.....................         (2,735)         42,204
       Allowance for loan losses................................        306,926         287,060
       Loans in process.........................................        515,115              --
                                                                   ------------     -----------
          Net loans.............................................     76,545,153      61,408,245
                                                                   ------------     -----------
Federal Home Loan Bank stock, at cost...........................        753,900         733,700
Premises and equipment, net.....................................      1,880,919       1,868,569
Accrued interest receivable.....................................        810,884         573,548
Deferred tax asset..............................................         35,726              --
Other assets....................................................        561,413         297,280
                                                                   ------------     -----------
Total assets....................................................   $114,640,149     $91,840,655
                                                                   ============     ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing deposits..................................   $  2,554,148     $ 2,082,444
  Interest-bearing deposits.....................................     81,267,320      78,648,228
                                                                   ------------     -----------
          Total deposits........................................     83,821,468      80,730,672
  Federal Home Loan Bank advances...............................     14,477,000       2,977,000
  Advance payments by borrowers for taxes and insurance.........        622,057         571,780
  Income taxes payable..........................................         24,360          71,149
  Deferred tax liability........................................             --          45,317
  Other liabilities.............................................        265,064         266,762
                                                                   ------------     -----------
          Total liabilities.....................................     99,209,949      84,662,680
                                                                   ------------     -----------
Stockholders' Equity:
  Preferred stock, $1.00 par value; 5,000,000 shares authorized,
     none issued................................................             --              --
  Common stock--Par $1.00 value; 10,000,000 shares authorized,
     963,023 shares issued and outstanding......................        963,023              --
  Additional paid in capital....................................      8,000,176              --
  Unearned ESOP shares..........................................       (755,490)             --
  Retained earnings.............................................      7,390,945       7,245,432
  Net unrealized holding gains (losses) on available for sale
     securities, net of taxes...................................       (168,454)        (67,457)
                                                                   ------------     -----------
          Total stockholders' equity............................     15,430,200       7,177,975
                                                                   ------------     -----------
Total liabilities and stockholders' equity......................   $114,640,149     $91,840,655
                                                                   ============     ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                            1996           1995           1994
                                                         ----------     ----------     ----------
INTEREST INCOME:
Interest and fees on loans............................   $5,078,301     $4,289,258     $3,980,325
Interest on mortgage-backed securities................      922,491      1,014,922      1,023,267
Interest and dividends on other investment
  securities..........................................      656,991        334,581        289,944
Interest on deposits in other financial
  institutions........................................       90,584         80,180         20,751
                                                         ----------     ----------     ----------
       Total interest income..........................    6,748,367      5,718,941      5,314,287
                                                         ----------     ----------     ----------
INTEREST EXPENSE:
Interest on deposits..................................    3,406,804      3,213,488      2,463,689
Advances from Federal Home Loan Bank..................      276,022        192,148        156,513
                                                         ----------     ----------     ----------
       Total interest expense.........................    3,682,826      3,405,636      2,620,202
                                                         ----------     ----------     ----------
       Net interest income............................    3,065,541      2,313,305      2,694,085
                                                         ----------     ----------     ----------
PROVISION FOR LOAN LOSSES.............................       44,000         36,000         36,000
                                                         ----------     ----------     ----------
       Net interest income after provision for loan
          losses......................................    3,021,541      2,277,305      2,658,085
                                                         ----------     ----------     ----------
OTHER INCOME:
Fees and service charges..............................      260,685        217,937        219,035
Other income, net.....................................       36,327          3,893         75,010
                                                         ----------     ----------     ----------
       Total other income.............................      297,012        221,830        294,045
                                                         ----------     ----------     ----------
OTHER EXPENSES:
Salaries and employee benefits........................    1,221,432      1,016,382        934,035
Premises and occupancy costs..........................      326,200        314,513        261,098
Federal deposit insurance premiums....................      175,984        174,225        170,684
Special SAIF assessment...............................      501,727         --             --
Data processing costs.................................      171,485        154,063        132,832
Advertising costs.....................................       86,157         93,740        102,208
Transaction processing costs..........................      159,213        141,418        128,853
ATM transaction fees..................................       92,174         86,243         69,012
Other expenses........................................      369,282        274,623        258,857
                                                         ----------     ----------     ----------
       Total other expenses...........................    3,103,654      2,255,207      2,057,579
                                                         ----------     ----------     ----------
Income before income tax expense......................      214,899        243,928        894,551
INCOME TAX EXPENSE....................................       69,386         83,069        346,123
                                                         ----------     ----------     ----------
NET INCOME............................................   $  145,513     $  160,859     $  548,428
                                                         ==========     ==========     ==========
Earnings per share (for period subsequent to initial
  issuance of common stock on June 27, 1996--Note
  2)..................................................   $   --
                                                         ==========
Weighted average shares outstanding from June 27, 1996
  to December 31, 1996................................      886,755
                                                         ==========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                                   NET UNREALIZED
                                                                                                   HOLDING GAINS
                                                                                                    (LOSSES) ON
                                                       ADDITIONAL                                  AVAILABLE FOR
                                     COMMON STOCK       PAID-IN       UNEARNED       RETAINED     SALE SECURITIES,
                                    $1.00 PAR VALUE     CAPITAL      ESOP SHARES     EARNINGS       NET OF TAXES         TOTAL
                                    ---------------    ----------    -----------    ----------    ----------------    -----------
BALANCE, December 31, 1993.......   $      --       $       --     $      --     $6,536,145       $  (15,287)      $ 6,520,858
Net income.......................          --               --            --        548,428               --           548,428
Increase in net unrealized
  (losses) on available for sale
  securities, net of tax.........          --               --            --             --          (20,176)          (20,176)
                                    ---------       ----------     ---------     ----------       ----------       -----------
BALANCE, December 31, 1994.......          --               --            --      7,084,573          (35,463)        7,049,110
Net income.......................          --               --            --        160,859               --           160,859
Increase in net unrealized
  (losses) on available for sale
  securities, net of tax.........          --               --            --             --          (31,994)          (31,994)
                                    ---------       ----------     ---------     ----------       ----------       -----------
BALANCE, December 31, 1995.......          --               --            --      7,245,432          (67,457)        7,177,975
Net income.......................          --               --            --        145,513               --           145,513
Issuance and exchange of 963,023
  shares of common stock as a
  result of the conversion.......     963,023        7,995,781            --             --               --         8,958,804
77,014 shares acquired for
  ESOP...........................          --               --      (770,410)            --               --          (770,410)
Allocation of 1,492 ESOP
  shares.........................          --            4,395        14,920             --               --            19,315
Increase in net unrealized
  (losses) on available for sale
  securities, net of tax.........          --               --            --             --         (100,997)         (100,997)
                                    ---------       ----------     ---------     ----------       ----------       -----------
BALANCE, December 31, 1996.......   $ 963,023       $8,000,176     $(755,490)    $7,390,945       $ (168,454)      $15,430,200
                                    =========       ==========     =========     ==========       ==========       ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                               1996            1995            1994
                                                                           ------------     -----------     -----------
OPERATING ACTIVITIES:
Net income..............................................................   $    145,513     $   160,859     $   548,428
                                                                           ------------     -----------     -----------
Adjustments to reconcile net income to net cash (used) provided by operating activities--
    Depreciation of premises and equipment..............................        171,044         155,618         112,641
    Amortization of premiums and discounts, net.........................         (4,354)         (2,791)        (44,230)
    Non cash compensation expense related to ESOP benefit...............         30,071              --              --
    Loss on sale of premises and equipment..............................             --          32,675              --
    Provision for loan losses...........................................         44,000          36,000          36,000
    (Decrease) increase in other liabilities............................        (12,454)       (139,473)        280,093
    (Decrease) increase in income taxes payable.........................        (60,524)        (81,736)         60,928
    Increase in accrued interest receivable.............................       (237,334)        (63,991)        (14,745)
    Decrease (increase) in other assets.................................          1,584         (88,230)        (67,896)
    Other, net..........................................................          1,783         (13,862)          8,626
                                                                           ------------     -----------     -----------
         Total adjustments..............................................        (66,184)       (165,790)        371,417
                                                                           ------------     -----------     -----------
         Net cash provided (used) by operating activities...............         79,329          (4,931)        919,845
                                                                           ------------     -----------     -----------
INVESTING ACTIVITIES:
Loan originations.......................................................    (26,118,053)     (8,875,462)    (15,090,193)
Principal payments on loans.............................................     10,935,360       8,080,275       9,513,168
Proceeds from maturity of held to maturity investment securities........      1,700,000         500,000       2,000,000
Purchases of held to maturity investment securities.....................     (8,735,000)     (1,502,422)     (2,479,184)
Purchases of available for sale securities..............................     (4,747,900)        (67,785)        (48,261)
Principal payments on available for sale mortgage-backed securities.....        637,010              --              --
Principal payments on held to maturity mortgage-backed securities.......      1,643,112       1,719,761       2,147,600
Purchases of mortgage-backed securities.................................             --        (978,469)       (989,688)
Purchases of premises and equipment.....................................       (183,397)       (275,007)       (791,266)
Proceeds from sale of premises and equipment............................             --          90,053              --
Purchase of land........................................................       (265,717)             --              --
Purchase of Federal Home Loan Bank stock................................        (20,200)        (40,000)        (66,700)
                                                                           ------------     -----------     -----------
         Net cash used by investing activities..........................    (25,154,785)     (1,349,056)     (5,804,524)
                                                                           ------------     -----------     -----------
FINANCING ACTIVITIES:
Net change in advance payments by borrowers for taxes and insurance.....         50,277          74,635          (7,158)
Proceeds from Federal Home Loan Bank advances...........................     44,850,000       2,027,000       9,700,000
Payments on Federal Home Loan Bank advances.............................    (33,350,000)     (3,311,400)     (5,900,000)
Net increase (decrease) in money market, NOW and passbook savings
  accounts..............................................................      5,249,401      (2,519,341)     (2,446,269)
Net (decrease) increase in certificate accounts.........................     (2,158,605)      7,936,529       3,033,140
Net proceeds from stock offering........................................      8,188,394              --              --
                                                                           ------------     -----------     -----------
         Net cash provided by financing activities......................     22,829,467       4,207,423       4,379,713
                                                                           ------------     -----------     -----------
         Net (decrease) increase in cash and cash equivalents...........     (2,245,989)      2,853,436        (504,966)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..........................      4,393,667       1,540,231       2,045,197
                                                                           ------------     -----------     -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR................................   $  2,147,678     $ 4,393,667     $ 1,540,231
                                                                           ============     ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes..............................   $    132,000     $   129,770     $   290,000
                                                                           ============     ===========     ===========
Cash paid during the year for interest on deposits and borrowings.......   $  3,682,828     $ 3,408,936     $ 2,619,414
                                                                           ============     ===========     ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY:
Loans transferred to real estate owned..................................   $     10,000     $    80,716     $     9,156
                                                                           ============     ===========     ===========
Investment securities transferred from held to maturity to available for
  sale..................................................................   $         --     $ 6,316,596     $ 1,155,506
                                                                           ============     ===========     ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1.  PLAN OF CONVERSION:

     On February 14, 1996, the Board of Directors of Prestige Bank, F.S.B. (the
Bank) adopted a Plan of Conversion (the Plan) from a federally chartered mutual savings bank to a federally chartered stock savings bank and the issuance of its stock to Prestige Bancorp, Inc., a newly formed Pennsylvania corporation (the Corporation). The Plan provided that the holding company offer nontransferable subscription rights to purchase common stock of the holding company. The rights were offered first to eligible account holders of record, a tax-qualified employee stock ownership plan to be adopted by the Bank, supplemental eligible account holders, certain other depositors and borrowers, and directors, officers and employees.

     The Corporation sold 963,023 shares of its common stock (including 77,041 shares to its newly formed Employee Stock Ownership Trust (the ESOP)) at $10.00 per share. Simultaneously there was a corresponding exchange all of the Bank's stock for approximately 50% of the net offering proceeds. The remaining portion of the net proceeds were retained by the Corporation net of $770,410 which was loaned to the ESOP for its purchase. The conversion and public offering was completed on June 27, 1996 with net proceeds from the offering, net of the ESOP loan, totaling $8,188,394 after offering expenses.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS

     Prestige Bancorp, Inc. through its wholly-owned subsidiary, the Bank, is primarily engaged in the business of attracting deposits in the form of savings accounts and investing such funds in the origination or purchase of commercial loans, residential mortgage loans and consumer loans, including credit card services, and in mortgage-backed and other securities. The Bank conducts its business through three offices located in the Greater Pittsburgh Metropolitan Area.

     The following comprise the significant accounting policies which the Corporation follows in preparing and presenting its financial statements:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents in the accompanying statements of cash flows include cash and due from banks and interest-bearing deposits with banks. Interest-bearing deposits are on deposit with domestic banks and are due within three months. The Corporation had no deposits in foreign banks or in foreign branches of United States banks. In addition, cash and due from banks at December 31, 1996 and 1995, included $77,000 and $117,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

INVESTMENT SECURITIES

     Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which specifies a methodology for the classification of such securities as either held to maturity, available for sale or as trading assets. Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Corporation has the ability to hold the securities until maturity. Debt securities classified as held to maturity are carried on the Corporation's books at cost, adjusted for amortization of premium and

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

accretion of discount using the interest method. Alternatively, investments are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the investments as part of the Corporation's asset/liability management strategy. Investments classified as available for sale include securities which may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and credited (charged) to a separate component of equity on a net of tax basis. The Corporation presently is not authorized to and does not engage in trading activity. Gains or losses on the sale of available for sale securities are recognized in income upon realization using the specific identification method.

LOANS RECEIVABLE

     Loans receivable are stated at their unpaid principal balances, including any allowances for anticipated loss.

     Interest on loans is credited to income as earned. Accrual of interest income is discontinued when reasonable doubt exists regarding collectibility, generally when payment of principal or interest is 90 days or more past due and repayment is less than assured. For loans which have been placed on a nonaccrual basis, previously accrued but unpaid interest is reversed and subsequently recognized only to the extent payment is received and recovery of principal is assured.

ALLOWANCE FOR LOAN LOSSES AND REAL ESTATE OWNED

     The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are continually reviewed and, as adjustments become necessary, they are reported in earnings in the period in which they become known. The allowance for possible loan losses is established through a provision charged to expense and recoveries. Effective January 1, 1995, the Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was subsequently amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114 addresses the treatment and disclosure of certain loans where it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. This standard defines the term "impaired loan" and indicates the method used to measure the impairment. The measurement of impairment may be based upon (a) the present value of expected future cash flows discounted at the loan's effective interest rate; (b) the observable market price of the impaired loan; or (c) the fair value of the collateral of a collateral dependent loan. Additionally, these statements require disclosure of how the creditor recognizes the interest income related to these impaired loans. The adoption of these statements did not have a material impact on the financial statements.

     The Corporation's policy is to review separately each of its commercial loans in order to determine if a loan is impaired. The Corporation also has identified two pools of small-dollar-value homogeneous loans which are evaluated collectively for impairment. These separate pools are for residential mortgage loans and for consumer loans. As facts such as a significant delinquency in payments of 90 days or more, a bankruptcy or other circumstances become known on specific loans within either loan pool, individual loans are reviewed and are removed from the pool if deemed to be impaired.

     The Corporation considers its specifically identified impaired loans to be collateral dependent; therefore, the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. For its two loan pools, the Corporation calculates expected loan losses using a formula approach based primarily upon historical experience and current economic conditions. The Corporation's policy is to recognize interest on a cash basis for impaired loans and to charge off impaired loans when deemed uncollectible.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
    ORIGINATION FEES AND COSTS

     The Corporation defers all nonrefundable fees and capitalizes all material direct costs associated with each loan originated. The deferred fees and capitalized costs are accreted or amortized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Corporation's historical prepayment experience.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization which is computed using the straight-line method over the estimated useful lives of the related assets which are from 2 to 50 years.

DEPOSITS

     Interest on deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

EMPLOYEE BENEFITS

     The Corporation has a noncontributory pension plan covering substantially all employees of the Bank. Pension cost is charged to expense. Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

     Effective June 27, 1996, the Corporation established the ESOP plan, which acquired 77,041 shares in connection with the Plan of Conversion. As of December 31, 1996, 75,549 shares remain unearned.

INCOME TAXES

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

EARNINGS PER SHARE

     Earnings per share of common stock for 1996 was computed by dividing net income subsequent to conversion by the weighted average number of shares outstanding subsequent to conversion on June 27, 1996. Earnings per share of the Corporation for the period from June 27, 1996, to December 31, 1996, was less than one-half of one cent per share.

RISK MANAGEMENT OVERVIEW

     Risk identification and management are essential elements for the successful management of the Corporation. In the normal course of business, the Bank is subject to various types of risk, including interest rate, credit and liquidity risk. The Corporation controls and monitors these risks with policies, procedures and various levels of managerial and Board oversight.

     Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets and liabilities. The Corporation uses its asset liability management policy to manage interest rate risk.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

     Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers and purchasing securities. The Corporation's primary credit risk occurs in the loan portfolio. The Corporation uses its credit policy and evaluation of the adequacy of the allowance for loan losses to control and manage credit risk. The Corporation's investment policy indicates the amount of credit risk that may be assumed in the investment portfolio.

     Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and the Federal Home Loan Bank (FHLB). The Corporation uses its asset liability management policy and its FHLB line of credit to manage liquidity risk.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

FUTURE ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides for standardized accounting for transfers and servicing of financial assets and extinguishments of liabilities. This statement is effective for related transactions occurring after December 31, 1996, however, the FASB has indefinitely delayed the effective date for certain portions of this statement pending further clarification. Management does not believe the effect of adoption of this standard will be material.

3.  INVESTMENT SECURITIES:

     The cost and market values of investment securities are summarized as follows:

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED
     Investment securities held to maturity:

                                                              DECEMBER 31, 1996
                                            ------------------------------------------------------
                                                             GROSS         GROSS
                                             AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                               COST          GAINS         LOSSES         VALUE
                                            -----------    ----------    ----------    -----------
    U.S. government and government agency
      obligations:
         Due after one and within five
           years.........................   $ 2,001,817      $18,585       $ 34,157    $ 1,986,245
         Due within ten years............     8,033,495           --         44,595      7,988,900
         Due after ten years.............       500,000           --          4,750        495,250
    Federal Home Loan Mortgage
      Corporation (FHLMC) certificates:
         Due within one year.............       341,450        5,365             --        346,815
         Due after one and within five
           years.........................       762,019        2,372             --        764,391
         Due after ten years.............     7,349,663        3,882         83,648      7,269,897
    Government National Mortgage
      Association (GNMA) certificates due
      after 10 years.....................     1,360,819       36,582             --      1,397,401
    Federal National Mortgage Association
      (FNMA) certificates due after one
      and within five years..............       112,664        3,371             --        116,035
                                            -----------      -------       --------    -----------
                                            $20,461,927      $70,157       $167,150    $20,364,934
                                            ===========      =======       ========    ===========

     The maturities within the table above are based upon contractual maturity.

     Investment securities available for sale:

                                                              DECEMBER 31, 1996
                                            ------------------------------------------------------
                                                             GROSS         GROSS
                                                           UNREALIZED    UNREALIZED      MARKET
                                               COST          GAINS         LOSSES         VALUE
                                            -----------    ----------    ----------    -----------
    U.S. government and government agency
      obligations:
         Due after one and within five
           years.........................   $ 2,000,000           --       $ 41,260    $ 1,958,740
         Due within ten years............     2,503,498           --         56,323      2,447,175
         Due after ten years.............     2,000,000           --         73,440      1,926,560
    Federal Home Loan Mortgage
      Corporation (FHLMC) certificates:
         Due after one and within five
           years.........................     2,065,943          163         45,028      2,021,078
         Due after ten years.............       289,776        6,704             --        296,480
    Federal National Mortgage Association
      (FNMA) certificates due after one
      and within five years..............     1,329,314           --         54,837      1,274,477
    Mutual fund investment...............     1,363,213           --         45,174      1,318,039
    Common stock portfolio...............       171,500       28,500             --        200,000
                                            -----------      -------       --------    -----------
                                            $11,723,244      $35,367       $316,062    $11,442,549
                                            ===========      =======       ========    ===========

     The maturities within the table above are based upon contractual maturity.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED
     Investment securities held to maturity:

                                                              DECEMBER 31, 1995
                                            ------------------------------------------------------
                                                             GROSS         GROSS
                                             AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                               COST          GAINS         LOSSES         VALUE
                                            -----------    ----------    ----------    -----------
    U.S. government and government agency
      obligations........................   $ 3,502,280      $ 37,581      $ 8,064     $ 3,531,797
    Federal Home Loan Mortgage
      Corporation (FHLMC) certificates...     9,840,500        78,425       20,706       9,898,219
    Government National Mortgage
      Association (GNMA) certificates....     1,584,387        27,971           --       1,612,358
    Federal National Mortgage Association
      (FNMA) certificates................       147,434         3,342           --         150,776
                                            -----------      --------      -------     -----------
                                            $15,074,601      $147,319      $28,770     $15,193,150
                                            ===========      ========      =======     ===========

     Investment securities available for sale:

                                                               DECEMBER 31, 1995
                                              ----------------------------------------------------
                                                              GROSS         GROSS
                                                            UNREALIZED    UNREALIZED      MARKET
                                                 COST         GAINS         LOSSES        VALUE
                                              ----------    ----------    ----------    ----------
    U.S government and government agency
      obligations..........................   $1,998,958      $    --       $ 38,646    $1,960,312
    Federal Home Loan Mortgage Corporation
      (FHLMC) certificates.................    2,930,459       18,287         20,403     2,928,343
    Federal National Mortgage Association
      (FNMA) certificates..................    1,387,217           --         42,322     1,344,895
    Mutual fund investment.................    1,286,839           --         29,344     1,257,495
                                              ----------      -------       --------    ----------
                                              $7,603,473      $18,287       $130,715    $7,491,045
                                              ==========      =======       ========    ==========

     In the fourth quarter of 1995, concurrent with the adoption of its implementation guide on SFAS No. 115, the Financial Accounting Standards Board allowed a one-time reassessment of the SFAS No. 115 classifications of all securities currently held. The Corporation used the opportunity under this one-time reassessment to reclassify $6,316,596 in mortgage-backed and other securities from the held to maturity portfolio to the available for sale portfolio. In connection with this reclassification, gross unrealized gains of $18,329 and gross unrealized losses of $107,180 were recorded in available for sale securities and in equity on a net of tax basis.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     The activity of the net unrealized holding gains (losses) (net of tax basis) on available for sale securities for the years ended December 31, 1996 and 1995, respectively, are as follows:

                                                                      1996          1995
                                                                    ---------     --------
    Beginning balance in equity..................................   $ (67,457)    $(35,463)
    Unrealized gains (losses) on securities transferred into
      available for sale during the reassessment period..........          --      (53,311)
    Net change in unrealized gains (losses) on securities held as
      available for sale during the period.......................    (100,997)      21,317
                                                                     --------     --------
    Ending balance in equity.....................................   $(168,454)    $(67,457)
                                                                    =========     ========

     Mortgage-backed securities include net unamortized discounts of $48,910 and $50,716 at December 31, 1996 and 1995, respectively.

4.  LOANS RECEIVABLE:

     Loans receivable at December 31, 1996 and 1995, are summarized as follows:

                                                                   1996            1995
                                                                -----------     -----------
    Commercial, including commercial secured by real
      estate.................................................   $ 2,032,794     $   814,893
    Real estate loans:
      1-4 family.............................................    65,117,008      55,366,847
      Construction...........................................       925,100              --
                                                                -----------     -----------
                                                                 66,042,108      55,366,847
      Less--Undisbursed loan proceeds........................       515,115              --
             Deferred loan (costs)/fees......................        (2,735)         42,204
                                                                -----------     -----------
                                                                 65,529,728      55,324,643
                                                                -----------     -----------
    Consumer loans:
      Home equity............................................   $ 4,562,094     $ 2,052,826
      Student................................................     2,228,756       2,220,329
      Automobile.............................................     1,515,015         713,435
      Share..................................................       486,695         477,793
      Credit cards...........................................       398,840          90,557
      Personal unsecured/other...............................        98,157             829
                                                                -----------     -----------
                                                                  9,289,557       5,555,769
                                                                -----------     -----------
                                                                 76,852,079      61,695,305
      Less--Allowance for loan losses........................       306,926         287,060
                                                                -----------     -----------
                                                                $76,545,153     $61,408,245
                                                                ===========     ===========

     The credit cards are currently being serviced by a third party.

     At December 31, 1996 and 1995, the majority of the loan portfolio was secured by properties located in Western Pennsylvania. As of December 31, 1996, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. As of December 31, 1996 and 1995, the Bank had approximately $341,000 and $306,000 of nonaccrual loans. The Bank does not have any other significant off-balance sheet risk except for the commitments

                             PRESTIGE BANCORP, INC.

4.  LOANS RECEIVABLE:--CONTINUED

referenced in Note 16. Deferred loan costs in 1996 occurred due to the Bank incurring direct costs in excess of loan origination fees received on certain new commercial loans.

5.  ALLOWANCE FOR LOAN LOSSES:

     Activity with respect to the allowance for loan losses is summarized as follows:

                                                            1996         1995         1994
                                                          --------     --------     --------
    Balance at beginning of year.......................   $287,060     $303,312     $267,811
    Provision for loan losses..........................     44,000       36,000       36,000
    Charge-offs........................................    (24,294)     (52,884)      (1,192)
    Recoveries.........................................        160          632          693
                                                          --------     --------     --------
    Balance at end of year.............................   $306,926     $287,060     $303,312
                                                          ========     ========     ========

     The adoption of SFAS No. 114 at January 1, 1995, resulted in loans totaling $391,000 being specifically identified as impaired and an allocation being made of the existing allowance for loan losses of approximately $27,000. At December 31, 1996 and 1995, the Bank had loans totaling $341,000 and $306,000, respectively, specifically identified as impaired. No specific allocation of the allowance for loan losses was deemed necessary for these impaired loans at these dates.

     The average recorded balances for impaired loans during 1996 and 1995 were $267,000, and $406,000, respectively. Interest income recognized during the time within the period that the loans were impaired was not significant. For these same loans, the interest income recognized on a cash basis during the period of impairment was not significant.

     The Corporation records real estate owned at the lower of fair value or carrying cost based upon appraisals less estimated cost to sell. The Corporation had real estate owned assets of $49,872 and $41,872 at December 31, 1996 and 1995, respectively.

6.  FEDERAL HOME LOAN BANK STOCK:

     The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than 1% of its outstanding mortgage loans or 1/20 of its outstanding notes payable, if any, to the Federal Home Loan Bank of Pittsburgh, whichever is greater, as calculated at December 31 of each year.

7.  PREMISES AND EQUIPMENT:

     Office premises and equipment at December 31, 1996 and 1995, are summarized by major classification as follows:

                                                                     1996           1995
                                                                  ----------     ----------
    Land.......................................................   $  224,817     $  224,817
    Building and improvements..................................    1,776,892      1,694,348
    Furniture, fixtures and equipment..........................      876,264        775,414
                                                                  ----------     ----------
         Total, at cost........................................    2,877,973      2,694,579
    Less--Accumulated depreciation.............................      997,054        826,010
                                                                  ----------     ----------
    Premises and equipment, net................................   $1,880,919     $1,868,569
                                                                  ==========     ==========

                             PRESTIGE BANCORP, INC.

7.  PREMISES AND EQUIPMENT:--CONTINUED

     Depreciation and amortization expense was $171,044, $155,618 and $112,641 for the fiscal years ended December 31, 1996, 1995 and 1994, respectively.

8.  DEPOSITS:

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $4,431,000 and $6,071,000 at December 31, 1996, and 1995, respectively. At December 31, 1996 the scheduled maturities of the certificate accounts are as follows:

            1997.........................................   $28,365,781
            1998.........................................     8,140,174
            1999.........................................     2,597,409
            2000.........................................     3,847,330
            2001 and thereafter..........................       732,500
                                                            -----------
                                                            $43,683,194
                                                            ===========

     Interest expense associated with deposits for each of the years ended is as follows:

                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Interest on certificates of deposit...........   $2,530,750     $2,379,871     $1,523,005
    Interest on savings accounts..................      410,460        428,583        517,943
    Money market demand accounts..................      334,873        294,353        309,890
    Interest on NOW accounts......................      138,772        121,322        123,560
    Early withdrawal penalties....................       (8,051)       (10,641)       (10,709)
                                                     ----------     ----------     ----------
                                                     $3,406,804     $3,213,488     $2,463,689
                                                     ==========     ==========     ==========

     During the third quarter of 1996, the Bank recorded a one-time special assessment of 65.7 basis points on deposits of record as of March 31, 1995. This assessment, in the amount of $501,727 before tax (approximately $308,000 after tax) charged by the Federal Deposit Insurance Corporation, was to provide additional capital for the savings association insurance fund.

9.  FEDERAL HOME LOAN BANK ADVANCES:

     Advances from the Federal Home Loan Bank consist of the following:


                         DECEMBER 31, 1996
              ----------------------------------------
                             WEIGHTED
              MATURITY     AVERAGE RATE       BALANCE
              ---------    ------------     ----------
               1997           5.99%        $ 3,000,000
               1999           5.95           5,000,000
               2000           6.11             977,000
               2001           4.97           5,500,000
                                           -----------
                                           $14,477,000
                                           ===========

                             PRESTIGE BANCORP, INC.

9.  FEDERAL HOME LOAN BANK ADVANCES:--CONTINUED

                        DECEMBER 31, 1995
            -----------------------------------------
                           WEIGHTED
            MATURITY     AVERAGE RATE       BALANCE
            ---------    ------------     -----------
              1996           6.04%         $1,000,000
              1997           6.60           1,000,000
              2000           6.11             977,000
                                           ----------
                                           $2,977,000
                                           ==========

     As of December 31, 1996 and 1995, the Bank had an available balance under its line of credit of approximately $6,512,000 and $8,605,600, respectively, in connection with the Federal Home Loan Bank of Pittsburgh's Cash Management Advance Program. Of the total advances above, there were no previous borrowings against the line of credit as of December 31, 1996 and 1995.

     The Bank had a "blanket" agreement with the Federal Home Loan Bank of Pittsburgh whereby the Bank pledged as collateral for these advances its investments in U.S. government and agency securities and U.S. government and agency mortgage-backed securities and 100% of its unencumbered home mortgage loan portfolio.

     The $5.5 million advance that matures in 2001 at 4.97% is a convertible 5-year maturity with a 3 month repricing structure. If the advance converts from the 4.97% to a quarterly adjustable rate advance, the Bank has the option of repaying the advance.

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Corporation, as for most financial institutions, approximately 98% of its assets and liabilities are considered financial instruments, as defined in SFAS No. 107. Many of the Corporation's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used for the purpose of this disclosure.

     Estimated fair values have been determined using the best available data and an estimation methodology suitable for each category of financial instruments.

     The following methods and assumptions were used in estimating its fair value disclosures for financial instruments:

CASH AND SHORT TERM DEPOSITS

     The carrying amounts reported in the balance sheets for cash, due from banks and various interest-bearing deposits with banks approximate fair value due to their short-term maturity.

INVESTMENT SECURITIES

     Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

NET LOANS AND ACCRUED INTEREST RECEIVABLE

     The fair values for one-to-four family residential loans are estimated using discounted cash flow analyses, using yields from similar products in the secondary markets. The carrying amount of construction loans

                             PRESTIGE BANCORP, INC.

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:--CONTINUED

approximates its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases and the Bank's own product pricing schedule for loans with terms similar to the Bank's. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analysis, using interest rates based on a national survey of similar loans. The carrying amount of accrued interest approximates its fair value.

DEPOSIT LIABILITIES

     The fair values disclosed for deposits with no stated maturities (e.g., passbook savings accounts) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of deposits with stated maturities (e.g., certificates of deposit) are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate to the aggregated weighted average maturity on time deposits.

FEDERAL HOME LOAN BANK ADVANCES

     The fair values disclosed for Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate to the aggregated weighted average maturity on advances.

     The estimated fair values and recorded book balances at December 31, 1996 and 1995 are as follows:

                                                        1996                            1995
                                             ---------------------------     ---------------------------
                                              ESTIMATED       RECORDED        ESTIMATED       RECORDED
                                             FAIR VALUE        BALANCE       FAIR VALUE        BALANCE
                                             -----------     -----------     -----------     -----------
     Cash and short term deposits.........   $ 2,147,678     $ 2,147,678     $ 4,393,667     $ 4,393,667
     Investment securities................    31,807,483      31,904,476      22,684,195      22,565,646
     Net loans............................    76,278,000      76,545,153      61,830,000      61,408,245
     Accrued interest receivable..........       810,884         810,884         573,548         573,548
     Deposits with no stated maturities...    40,138,273      40,138,272      34,888,874      34,888,874
     Deposits with stated maturities......    43,590,000      43,683,196      46,122,000      45,841,798
     Federal Home Loan Bank advances......    14,457,000      14,477,000       3,012,000       2,977,000
     Commitments to originate loans.......     1,650,000       1,650,000       1,500,000       1,500,000

11.  INCOME TAXES:

     The provision (benefit) for income taxes for each of the years ended is as follows:

                                                             1996        1995         1994
                                                           --------     -------     --------
    Federal:
      Current...........................................   $ 67,249     $30,940     $265,695
      Deferred..........................................    (13,735)     43,615       17,359
                                                           --------     -------     --------
                                                             53,514      74,555      283,054
    State:
      Current...........................................     15,872       8,514       63,069
                                                           --------     -------     --------
    Total income tax expense............................   $ 69,386     $83,069     $346,123
                                                           ========     =======     ========

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED

     Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each for the years ended:

                                                              1996        1995        1994
                                                            --------     -------     -------
    Deferred tax expense (benefit):
      Deferred loan costs/fees...........................   $  1,845     $17,706     $ 6,381
      Prepaid pension....................................       (796)     35,206       9,985
      Vacation accrual...................................       (700)     (3,670)       (381)
      Deferred lease accrual.............................         --          --       5,304
      Provision for loan losses..........................    (14,960)     (8,097)      8,251
      Tax depreciation in excess of book depreciation....      5,950       5,192      (2,290)
      ESOP compensation..................................     (5,074)         --          --
      Other, net.........................................         --      (2,722)     (9,891)
                                                            --------     -------     -------
                                                            $(13,735)    $43,615     $17,359
                                                            ========     =======     =======

     The special tax benefit afforded to thrift institutions which allowed a bad debt deduction based upon 8% of taxable income was repealed in 1996. A small thrift with assets of less than $500 million may maintain a bad debt reserve equal to the greater of the allowable base year reserve (i.e. the thrift bad debt reserve at December 31, 1987) or the experience method reserve (six year moving average ratio of charge-offs to loans applied to year end loan balances). The portion of the bad debt reserve under the former (percentage of taxable income) method which exceeds the bad debt reserve under the present (base year or experience) method must be recaptured by recognizing such excess in taxable income ratably over a six year period. The six year recapture period generally starts in 1996, but may be delayed until 1997 or 1998 if certain residential loan origination tests are met in 1997 and 1998.

     The base year (i.e. December 31, 1987) bad debt reserve under the former method is permanently suspended, and therefore not subject to recapture, unless a base year loan contraction occurs in a subsequent year. A base year loan contraction occurs when the total loans at the end of the year is less than the total loans at December 31, 1987. In such cases, a proportionate reduction to the base year bad debt reserve at December 31, 1987 is required and the reduction to the reserve is recaptured. Furthermore, the base year bad debt reserve constitutes a restriction for tax purposes of the Bank's use of retained earnings for distributions or redemptions.

     In accordance with FASB statement No. 109, the Bank has recorded deferred income tax associated with the temporary differences related to the portion of the bad debt reserve arising in tax years after December 31, 1987. For the period before December 31, 1987, there is an unrecognized deferred tax liability of approximately $565,000 at December 31, 1996. If the suspended base year bad debt reserve at December 31, 1987 is reduced by certain excess distributions, redemptions or a base year loan contraction, income tax expense will be recognized at the prevailing tax rate.

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED

     A reconciliation from the expected federal statutory income tax rate to the effective rate expressed as a percentage of pretax income for each of the years ended is as follows:

                                                                  1996       1995       1994
                                                                  ----       ----       ----
    Statutory federal tax rate.................................   34.0%      34.0%      34.0%
    State income taxes, net of federal income tax benefit......    7.4        2.3        4.7
    Effect of graduated federal tax rates......................   (5.6)      (2.2)        --
    Other......................................................   (3.5)        --         --
                                                                 -----       ----       ----
                                                                  32.3%      34.1%      38.7%
                                                                  ====       ====       ====

     Net deferred tax (assets) liabilities as of December 31, 1996 and 1995, are as follows:

                                                                       1996         1995
                                                                     --------     --------
    Prepaid pension...............................................   $ 27,088     $ 27,884
    Vacation accrual..............................................    (14,563)     (13,863)
    Allowance for loan losses.....................................     14,835       29,795
    Valuation allowance for investments...........................   (112,279)     (44,971)
    Tax depreciation in excess of book depreciation...............     52,422       46,472
    ESOP compensation.............................................     (5,074)          --
    Other, net....................................................      1,845           --
                                                                     --------     --------
    Net deferred tax (asset) liability............................   $(35,726)    $ 45,317
                                                                     ========     ========

12.  PENSION PLAN:

     The Bank maintains a noncontributory defined benefit pension plan covering all eligible employees. The following table sets forth the plan's fund status and amounts recognized in the Corporation's statements of financial condition at December 31, 1996 and 1995, respectively.

                                                                     1996          1995
                                                                   ---------     ---------
    Actuarial present value of benefit obligations:
         Accumulated benefit obligation, including vested
           benefits of $372,130 and $310,409....................   $ 380,136     $ 314,005
                                                                   =========     =========
    Projected benefit obligation for service rendered to date...   $(746,125)    $(623,455)
    Plan assets at fair value...................................     619,396       482,870
                                                                   ---------     ---------
    Projected benefit obligation in excess of plan assets.......    (126,729)     (140,585)
    Unrecognized net obligation at transition...................      59,200        63,972
    Unrecognized net loss.......................................     147,201       158,625
                                                                   ---------     ---------
    Prepaid pension cost........................................   $  79,672     $  82,012
                                                                   =========     =========

     Approximately 98% of the plan's assets is primarily invested either directly or through mutual funds in common stocks, bonds, U.S. government and agency, and foreign securities. The remaining plan assets are on deposit with the Bank or in a cash management account.

     The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

                             PRESTIGE BANCORP, INC.

12.  PENSION PLAN:--CONTINUED

     The components of pension expense are as follows for each of the years ended:

                                                            1996         1995         1994
                                                          --------     --------     --------
    Service cost.......................................   $ 51,209     $ 43,078     $ 42,076
    Interest cost......................................     45,200       39,991       36,197
    Actual return on plan assets.......................    (84,273)     (63,071)      10,907
    Amortization of transition asset...................     52,325       49,037      (22,148)
                                                          --------     --------     --------
    Net periodic pension cost..........................   $ 64,461     $ 69,035     $ 67,032
                                                          ========     ========     ========

     For both reported periods, the rate of increase in future compensation levels was assumed to be 4.75%. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% for each of the years ended December 31, 1996 and 1995. The expected long-term rate of return on assets was 7.25% for each of the years ended December 31, 1996 and 1995.

     Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

13. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP):

     In 1996, the Company established the ESOP to enable employees to obtain ownership interests in the Corporation.

     In connection with the conversion described in Note 1, the Corporation made a $770,410 loan to the ESOP which was used to purchase 77,041 shares of the Corporation's common stock. The ESOP loan has a term of 15 years and bears interest at 7.0%. This loan is collateralized by the shares purchased by the ESOP. The Bank's contributions to the ESOP will be used to repay the ESOP loan, which requires semi-annual payments of $41,888 (includes principal and interest) which began on December 27, 1996. The Bank is obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP uses such contributions to repay the loan made to the ESOP by the Corporation. These transactions occur simultaneously and, for accounting and reporting purposes, offset each other. The effect of the ESOP on the Corporation's financial statements is that the amount of the unearned ESOP shares of $755,490 at December 31, 1996, as reflected in shareholders' equity, will be amortized to compensation over the 15-year period of the ESOP loan. In addition, any difference between the market price of the Corporation's common stock and the $10 per share (the purchase price paid by the ESOP) will also be charged or credited to compensation expense (with the offset to additional paid-in capital) based on the semi-annual allocation to ESOP participants of approximately 2,568 shares. Total compensation expense recorded in 1996 for ESOP shares was $30,071.

14.  RETAINED EARNINGS AND REGULATORY CAPITAL:

     The Bank is subject to various regulator capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier I capital (as defined in the

                             PRESTIGE BANCORP, INC.

14.  RETAINED EARNINGS AND REGULATORY CAPITAL:--CONTINUED

regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.

                                                                                              TO BE WELL
                                                                                          CAPITALIZED UNDER
                                                                    FOR CAPITAL           PROMPT CORRECTIVE
                                             ACTUAL              ADEQUACY PURPOSES        ACTION PROVISIONS
                                        -----------------        -----------------        ------------------
                                        AMOUNT      RATIO        AMOUNT      RATIO        AMOUNT      RATIO
                                        -------     -----        -------     -----        -------     ------
                                      (DOLLARS IN THOUSANDS)
Total Capital (to Risk Weighted Assets):
As of December 31, 1996..............   $12,094     23.81%       =>4,064     =>8.0%       =>5,080     =>10.0%
As of December 31, 1995..............   $ 7,515     19.39%       =>3,101     =>8.0%       =>3,876     =>10.0%

Tier 1 Capital (to Risk Weighted Assets):
As of December 31, 1996..............   $11,787     23.20%       =>2,032     =>4.0%       =>3,048     => 6.0%
As of December 31, 1995..............   $ 7,228     18.65%       =>1,550     =>4.0%       =>2,325     => 6.0%

Tier 1 Capital (to Average Assets):
As of December 31, 1996..............   $11,787     11.74%       =>4,016     =>4.0%       =>5,019     =>  5.0%
As of December 31, 1995..............   $ 7,228      8.13%       =>3,555     =>4.0%       =>4,444     =>  5.0%

15.  RELATED PARTY TRANSACTIONS:

     Certain directors and executive officers of the Corporation, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. In management's opinion, such loans are made in the normal course of business and were granted on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness at the time. Total loans to these persons at December 31, 1996 and 1995, amounted to $419,236 and $192,018, respectively.

     An analysis of these related party loans is as follows:

                                                                     1996          1995
                                                                   ---------     ---------
    Balance at January 1........................................   $ 192,018     $ 178,646
    New loans...................................................     379,747       132,249
    Payments....................................................    (152,529)     (118,877)
                                                                   ---------     ---------
    Balance at December 31......................................   $ 419,236     $ 192,018
                                                                   =========     =========

     Additionally, the Bank has an unfunded loan commitment for a director in the amount of $93,000.

     In addition, the Corporation from time to time has conducted business with certain directors, officers or companies in which they are related. During 1996, 1995 and 1994, such activity was as follows:

                             PRESTIGE BANCORP, INC.

15.  RELATED PARTY TRANSACTIONS:--CONTINUED

     - A member of the Board of Directors leases office space from the Corporation. The rental income was $11,100, $11,100 and $8,500 for the years ended December 31, 1996, 1995 and 1994, respectively. This director also provides professional services to the Bank and his fees were $4,950 for each of the three years ended December 31, 1996.

     - A member of that Board of Directors is employed by a law firm retained by the Corporation. Fees paid in 1996 approximated $156,000 relative to the stock conversion and another $38,300 for various bank and corporate legal matters. The firm's real estate closing service received approximately $109,700 as closing agent from third party borrowers pursuant to closings on Bank loans. A portion of this amount was used to purchase title insurance and pay miscellaneous closing fees relative to these closings.

     - The Corporation retained media services from a company owned by the brother of one of the Corporation's officers. The total costs for such services in 1996, 1995 and 1994 was $21,950, $24,765 and $26,320,
       respectively.

     - The Chairman of the Board of Directors is paid a fee of $2,500 per month, for a total fee of $30,000 paid in 1996 for providing from time to time advice and assistance to the officers of the Bank with respect to the operations and management of the Bank.

16.  COMMITMENTS AND CONTINGENT LIABILITIES:

     The Corporation incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers. These risks derive from commitments to extend credit. Such commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the financial statements.

     Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses. A portion of the commitments is not expected to be drawn upon; thus, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments as for all other lending. The Bank has outstanding various commitments to extend credit approximating $5,400,000 and $1,500,000 as of December 31, 1996 and 1995, respectively. As of December 31, 1996, these commitments had fixed and variable rates which ranged from 8.00% to 10.00%, while as of December 31, 1995, $292,000 of these commitments had fixed rates which ranged from 6.75% to 8.00%. In the opinion of management, the funding of these credit commitments will not have a material adverse effect on the financial position or results of operations.

     Additionally, the Bank is also subject to asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the financial position or results of operations.

                             PRESTIGE BANCORP, INC.

17.  PARENT COMPANY FINANCIAL INFORMATION:

     Prestige Bancorp, Inc. (the Parent Company) functions primarily as a holding company for its sole subsidiary, the Bank. The following financial information relates only to the Parent Company activity from June 27, 1996 (date commencement of operations) to December 31, 1996:

                                 BALANCE SHEET
                               December 31, 1996

                                    ASSETS
    Cash and cash equivalents..............................................   $ 3,631,611
    Investments securities available for sale..............................       200,000
    Investment in Prestige Bank, F.S.B.....................................    11,650,987
    Other assets...........................................................         2,500
                                                                              -----------
    Total Assets...........................................................   $15,485,098
                                                                              ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
    Accrued expenses.......................................................   $    21,859
    Income taxes payable...................................................        21,639
    Deferred income tax payable............................................        11,400
                                                                              -----------
    Total Liabilities......................................................        54,898
    Total Stockholders' Equity, net of ESOP loan of $755,490...............   $15,430,200
                                                                              -----------
    Total Liabilities and Stockholders' Equity.............................   $15,485,098
                                                                              ===========

                                     STATEMENT OF INCOME
                   For The Period From June 27, 1996 to December 31, 1996
    Interest income........................................................   $    93,695
                                                                              -----------
    Expenses:
      Legal fees...........................................................        24,262
      Other................................................................         8,988
                                                                              -----------
    Total Expenses.........................................................        33,250
    Income before income taxes and equity in undistributed loss of
      subsidiary...........................................................        60,445
    Provision for income taxes.............................................        21,639
    Equity in undistributed loss of subsidiary.............................       (35,736)
                                                                              -----------
    Net income.............................................................   $     3,070
                                                                              ===========

                             PRESTIGE BANCORP, INC.

17.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED

                            STATEMENT OF CASH FLOWS
              For The Period From June 27, 1996 to December 31, 1996
    Operating Activities:
      Net income...........................................................   $     3,070
      Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in undistributed loss of subsidiary...........................        35,736
         Change in other assets and liabilities............................        45,389
                                                                              -----------
           Net cash provided by operating activities.......................        84,195
    Investing and Financing Activities:
      Net proceeds from sale of stock, net of ESOP loan of $770,410........     8,188,394
      Repayment received from ESOP.........................................        14,924
      Purchase of available for sale investment securities.................      (171,500)
      Investment in Prestige Bank, F.S.B...................................    (4,484,402)
                                                                              -----------
           Net cash provided by investing and financing activities.........     3,547,416
                                                                              -----------
    Ending Cash and Cash Equivalents.......................................   $ 3,631,611
                                                                              ===========

     The ability of the Bank to upstream cash to the Parent Company is restricted by regulations. Federal law prevents the Parent Company from borrowing from its subsidiary banks unless the loans are secured by specific assets. Further such secured loans are limited in amount to ten percent of the subsidiary bank's capital and surplus. In addition, the subsidiary bank is subject to legal limitations on the amount of dividends that can be paid to their shareholder.

     On the date of the conversion, as required by regulatory pronouncements, the Bank established a liquidation account in the amount of $7,085,000 which is equal to retained earnings reflected in the Bank's statement of financial condition. The liquidation account will be maintained for the benefit of eligible savings account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion in accordance with supervisory regulations. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

     The Bank may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause the Bank's equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

18.  SUBSEQUENT EVENT:

     On March 3, 1997, the Corporation announced a plan to repurchase at market value by the Corporation of up to 5% of its outstanding shares of common stock through the use of its existing cash and cash equivalents. This stock repurchase program is to be completed by June 27, 1997.

                             CORPORATE INFORMATION

CORPORATE OFFICERS

ROBERT S. ZYLA
President

PATRICIA A. WHITE
Treasurer and Secretary

JAMES M. HEIN
Controller

BOARD OF DIRECTORS

JOHN A. STIVER
Chairman of the Board
Certified Public Accountant
John A. Stiver, C.P.A.

ROBERT S. ZYLA
President
Prestige Bancorp, Inc.
President and Chief Executive Officer
Prestige Bank, A Federal Savings Bank

PATRICIA A. WHITE
Treasurer and Secretary
Prestige Bancorp, Inc.
Executive Vice President and Secretary
Prestige Bank, A Federal Savings Bank

MARTIN W. DOWLING
President and Owner
Jefferson Hills Real Estate, Inc.

MICHAEL R. MACOSKO
Pharmacist
Thrift Drug, Inc.

CHARLES P. MCCULLOUGH
Attorney at Law
Tucker Arensberg, P.C.

MARK R. SCHOEN
Assistant Vice President
Federated Investors

CORPORATE OFFICE
710 Old Clairton Road
Pittsburgh, Pennsylvania 15236
412-655-1190

BRANCH OFFICES
Pleasant Hills
710 Old Clairton Road
Pittsburgh, Pennsylvania 15236
412-655-2110

Bethel Park
6257 Library Road
Bethel Park, PA 15102
412-831-8440

Mt. Oliver
543 Brownsville Road
Pittsburgh, PA 15210
412-431-3374

MARKET MAKERS
Friedman Billings Ramsey & Co.
Rodman & Renshaw Inc.
Herzog, Heine, Geduld, Inc.
Sandler O'Neill & Partners
Ryan Beck & Co. Inc.
Legg Mason Wood Walker Inc.
Parker/Hunter Inc.

TRANSFER AGENT
ChaseMellon Shareholder Services LLC

CORPORATE COUNSEL
Tucker Arensberg, P.C.
Pittsburgh, Pennsylvania

INDEPENDENT AUDITORS
Arthur Andersen LLP
Pittsburgh, Pennsylvania

STOCK LISTING
NASDAQ Stock Market Symbol: PRBC

GENERAL INQUIRIES & REPORTS
Prestige Bancorp is required to file an annual report on Form 10-K for its fiscal year ended December 31, 1996, with the Securities and Exchange Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:
     James M. Hein
     Controller
     412-655-1190
     Corporate Office