Form 10-K, Exhibit 13
period 1997-12-31
PRESTIGE BANCORP INC
filed 1998-03-24
CIK 1011145

                                                                      Exhibit 13


                             PRESTIGE BANCORP, INC.
                710 Old Clairton Road, Pittsburgh, PA 15236-4300
                       412-655-1190 - (Fax) 412-655-2114

March 23, 1998

To Our Stockholders & Friends:

     I am pleased to present the 1997 Annual Report for Prestige Bancorp, Inc., the parent company of Prestige Bank, a Federal Savings Bank.

     The Company reported net income of $784,000 for the year ended December 31, 1997 compared to $146,000 for the year ended December 31, 1996. There was a significant increase in the stock price from $13.50 at December 31, 1996 to $20.00 at December 31, 1997. Since becoming a public company and selling the initial stock for $10.00 per share, the price of the stock has increased 100%.

     At December 31, 1997, the Company's assets totaled $143.3 million compared to $114.6 million at December 31, 1996, an increase of 25%. Net loans receivable and investment securities increased $19.6 million or 25.7% and $6.9 million or 21.5%, respectively. Deposits from customers and advances from the Federal Home Loan Bank of Pittsburgh (FHLB) increased $7.4 million or 8.8% and $20.2 million or 139.5%, respectively. Management is committed to a leveraging strategy to enhance the use capital in order to promote further growth. Stockholders equity totaled $15.6 million, representing 10.91% of assets as of December 31, 1997.

     Management's operating strategy to increase profitability by making commercial business loans and commercial real estate loans to small or middle market businesses has increased the commercial loan portfolio from $2.0 million at December 31, 1996 to $11.1 million on December 31, 1997. Although such activities entail greater risks, management believes that there are lending opportunities that are appropriate for our institution that are not currently being fulfilled by other financial institutions.

     Management has also chosen to actively market our residential mortgage products. As a result, one-to-four family residential mortgages have risen from $65.1 million at December 31, 1996 to $72.2 million on December 31, 1997.

     We opened our first supermarket branch in October 1997 at the Shop 'N' Save located at 125 W. Beau Street, Washington, PA 15301. Our fifth branch located at 603 Scenery Drive (Route 48 & Simpson Howell Road) Elizabeth Twp., PA. 15037 opened in February 1998. Approval to establish our sixth branch location in Rostraver Twp, Belle Vernon, PA 15012 was received in July 1997 from the Office of Thrift Supervision. We anticipate this opening to be in the fourth quarter of 1998.

     Construction, renovation and expansion of the Corporate Offices located at 710 Old Clairton Road, Pleasant Hills, PA 15236 was completed in January 1998. This expansion has provided our employees with a more efficient and productive workplace.

     The Board of Directors, Officers, and Employees of Prestige Bancorp, Inc. are dedicated to enhancing the value of your company. I appreciate their commitment to this company and commend them for an outstanding year.

Sincerely,

/s/  ROBERT S. ZYLA
-------------------
     Robert S. Zyla
     President

                              GENERAL INFORMATION

     Prestige Bancorp, Inc. (the "Company") was formed in March, 1996 in connection with the conversion of Prestige Bank, A Federal Savings Bank (the "Savings Bank") from a mutual chartered savings association to a stock chartered savings association (the "Conversion"). Upon completion of the Conversion on June 27, 1996, the Company commenced operations as the holding company of the Savings Bank, then existing as a stock chartered federal savings association. The Company is organized as a Pennsylvania corporation. Any comparison herein of the Company's and the Savings Bank's performance to any period prior to June 27, 1996 is assumed to be a comparison to the performance of the Savings Bank for such period.

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

     The consolidated operating results of the Company and the Savings Bank depend primarily upon net interest income, which is determined by the difference between interest and dividend income on earning assets, principally loans, investment securities and other investments and mortgage-backed securities and interest expense on interest-bearing liabilities, which consist of deposits and advances from the Federal Home Loan Bank of Pittsburgh. Other than the stock of the Savings Bank, the Company holds only a loan receivable from the Prestige Bank Employee Stock Ownership Plan (the "ESOP"), debt and equity securities with a market value totaling $658,000 at December 31, 1997, and a money-market and checking account with the Savings Bank. The consolidated net income of the Company also is affected by the Savings Bank's provision for loan losses, as well as the level of other consolidated income, including late charges, and other expenses, such as salaries and employee benefits, net occupancy and equipment expense, Federal deposit insurance and miscellaneous other expenses, and income taxes.

     The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ") system (symbol "PRBC"). The approximate number of holders of record of the Company's Common Stock at March 17, 1998 was 636.

     It is the policy of the Company to retain a substantial portion of its earnings to finance its business. On January 21, 1998, the Company increased its quarterly cash dividend from $.03 per share to $.05 per share and intends to consider the continued payment of dividends on a regular basis; however, the declaration of dividends is discretionary with the Board of Directors of the Company, and there is no assurance regarding the payment of future dividends by the Company. The quarterly dividend declared on January 21, 1998, was $.05 per share and payable on March 20, 1998 to shareholders of record March 2, 1998.

     Information as to the high and low stock prices for each quarter of fiscal years 1997 and 1996 is included on page 5 of this Report.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected financial and other data of the Company and the Savings Bank set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Financial Statements and related Notes, appearing elsewhere herein.

                                                                AS OF OR FOR THE
                                                             YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                1997      1996(8)     1995(9)    1994(9)    1993(9)
                                                ----      -------     -------    -------    -------
                                                             (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets................................  $143,263    $114,640    $91,841    $87,745    $82,522
Investment securities.......................    28,228      18,386      6,720      5,653      5,161
Mortgage-backed securities..................    10,531      13,519     15,845     16,632     17,792
Loans receivable, net.......................    96,181      76,545     61,408     60,635     55,067
Cash and cash equivalents...................     2,213       2,148      4,394      1,540      2,045
Deposits....................................    91,156      83,821     80,731     75,313     74,727
FHLB of Pittsburgh advances.................    34,677      14,477      2,977      4,261        461
Stockholders' equity(1).....................    15,630      15,430      7,178      7,049      6,521
Nonperforming assets(2).....................       611         391        348        391        351
SELECTED OPERATING DATA:
Interest income.............................  $  9,371    $  6,748    $ 5,719    $ 5,314    $ 5,410
Interest expense............................     5,240       3,683      3,406      2,620      2,634
                                              --------    --------    -------    -------    -------
Net interest income.........................  $  4,131    $  3,065    $ 2,313    $ 2,694    $ 2,776
Provision for loan losses...................       104          44         36         36         36
                                              --------    --------    -------    -------    -------
Net interest income after provision for loan
  losses....................................  $  4,027    $  3,021    $ 2,277    $ 2,658    $ 2,740
Other income................................       373         297        222        294        310
Other expenses..............................     3,123       3,102(5)   2,255      2,058      1,913
                                              --------    --------    -------    -------    -------
Income before income tax expense............  $  1,277    $    216    $   244    $   894    $ 1,137
Income tax expense..........................       493          70         83        346        452
                                              --------    --------    -------    -------    -------
Net income..................................  $    784    $    146(6) $   161    $   548    $   685
                                              ========    ========    =======    =======    =======
SELECTED OPERATING RATIOS(3):
Return on average assets....................       .59%        .14%       .18%       .64%       .85%
Return on average equity....................      5.13        1.22       2.26       8.08      11.11
Average yield earned on interest-earning
  assets....................................      7.21        6.93       6.66       6.41       6.88
Average rate paid on interest-bearing
  liabilities...............................      4.47        4.21       4.22       3.38       3.58
Average interest rate spread(4).............      2.74        2.72       2.44       3.03       3.30
Net interest margin(4)......................      3.18        3.15       2.69       3.25       3.53
Ratio of interest-earning assets to
  interest-bearing liabilities..............    110.99      111.31     106.34     107.03     106.75
Operating expenses as a percent of average
  assets....................................      2.33        3.09       2.54       2.41       2.37
Average equity to average assets............     11.42       11.86       8.02       7.97       7.63
Dividend payout ratio.......................     13.04         N/A        N/A        N/A        N/A
ASSET QUALITY RATIOS(3):
Nonperforming loans as a percent of total
  loans.....................................       .63%        .44%       .50%       .64%       .63%
Nonperforming assets as a percent of total
  assets....................................       .43         .34        .38        .45        .43
Allowance for loan losses as a percent of
  total loans...............................       .42         .40        .46        .49        .48
Charge-offs to average loans receivable
  outstanding during the period.............       .01         .04        .09        .00        .01
PER SHARE DATA:
Basic Earnings Per Share....................  $   0.92    $   0.00(7)     N/A        N/A        N/A
Diluted Earnings Per Share..................      0.92        0.00(7)     N/A        N/A        N/A
Per Share Book Value........................     17.08       16.02        N/A        N/A        N/A
Per Share Market Value......................     20.00       13.50        N/A        N/A        N/A
NUMBER OF OFFICES:
Full-service offices at period end..........         4           3          3          3          3

---------

(1) For years ending December 31, 1995, 1994, and 1993 this category was referred to as "Equity".

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

(7) Earnings per share of the Company for the period from June 27, 1996 (date of conversion) to December 31, 1996, was less than one-half of one cent per share. But for the impact of the special assessment described in Note 5 above, the earnings per share of the Company would have been $.35 per share for the same period. On a weighted average share basis for the period from June 27, 1996 to December 31, 1996 the earnings per share of the Company was $3,070 (net income) divided by 886,755 (weighted average shares for such period) or $0.00346.

(8) Based on the business activities of the Savings Bank prior to June 27, 1996, and on the business activities of the Savings Bank and the Company on and after June 27, 1996.

(9) Based solely on the business activities of the Savings Bank.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

                                                 MARCH 31      JUNE 30      SEPTEMBER 30      DECEMBER 31
                                                 --------      -------      ------------      -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997 QUARTER ENDED
Interest income...............................    $2,133        $2,303         $2,467           $ 2,468
Non-interest income...........................        74            96             84               120
                                                  ------        ------         ------           -------
Total operating income........................     2,207         2,399          2,551             2,588
Interest expense..............................     1,152         1,265          1,401             1,423
Provision for loan losses.....................        17            27             30                30
Non-interest expense..........................       709           746            795               873(1)
                                                  ------        ------         ------           -------
Income before income taxes....................       329           361            325               262
Provision for income taxes....................       125           137            123               108
                                                  ------        ------         ------           -------
Net income....................................    $  204        $  224         $  202           $   154
                                                  ======        ======         ======           =======
Basic earnings per common share...............    $  .23        $  .27         $  .24           $   .18
Basic average number of common shares
  outstanding.................................   884,984       840,984        840,878           841,711
Diluted earnings per common share(2)..........    $  .23        $  .27         $  .24           $   .18
Diluted average number of common shares
  outstanding.................................   884,984       841,278        842,738           851,002
Stock prices(3)
  High........................................    $16.50        $16.50         $18.88           $ 20.00
  Low.........................................    $13.00        $15.50         $15.63           $ 18.00
Cash dividends declared per common share......    $  .03        $  .03         $  .03           $   .03

                                                MARCH 31(4)   JUNE 30(5)   SEPTEMBER 30(6)   DECEMBER 31(6)
                                                -----------   ----------   ---------------   --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996 QUARTER ENDED
Interest income...............................    $1,534        $1,631         $1,747           $ 1,837
Non-interest income...........................        70            78             73                77
                                                  ------        ------         ------           -------
Total operating income........................     1,604         1,709          1,820             1,914
Interest expense..............................       906           916            899               963
Provision for loan losses.....................         9             9             11                15
Non-interest expense..........................       595           649          1,151               708
                                                  ------        ------         ------           -------
Income (loss) before income taxes.............        94           135           (241)              228
Provision for income taxes....................        36            50            (96)               80
                                                  ------        ------         ------           -------
Net income (loss).............................    $   58        $   85         $ (145)          $   148
                                                  ======        ======         ======           =======
Basic earnings (loss) per common share........       N/A           N/A         $ (.16)(7)       $   .17
Basic average number of common shares
  outstanding.................................       N/A           N/A        885,982               886,063
Stock prices(3)
  High........................................       N/A        $10.75(8)      $12.25           $ 13.75
  Low.........................................       N/A        $10.00(8)      $ 9.75           $11.875
Cash dividends declared per common share(9)...       N/A          None           None              None

---------

(1) The increase in non-interest expense from $795,000 for the quarter ended September 30, 1997 to $873,000 for the quarter ended December 31, 1997 was primarily attributable to the opening of our supermarket branch located in Washington, PA.

(2) Prior to April 23, 1997, the Company had a simple capital structure with no difference between basic and diluted earnings per share.

(3) Stock prices are based on the closing bid prices reported on NASDAQ.

(4) Applies solely to business operations of the Savings Bank.

(5) Reflects business activity of the Savings Bank and activities of the Company since June 27, 1996.

(6) Reflects business activities of the Savings Bank and the Company for such quarter.

(7) But for the impact of the special assessment imposed by the FDIC on the deposits of the Savings Bank as of March 31, 1995, the earnings per share of the Company for the third quarter of 1996 would have been $.18 per share.

(8) The common stock of the Company commenced trading on June 27, 1996 with an opening price of $10.00.

(9) For each quarter ending before June 27, 1996 the Savings Bank operated business as a mutual chartered savings association and thus dividend payments and per share information is not applicable.

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

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

     In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company and the Savings Bank operate), the impact of competition for the customers of the Savings Bank from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company and the Savings Bank have no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 1998 and any Current Reports on Form 8-K filed by the Company.

CHANGES IN FINANCIAL CONDITION

     The Company's consolidated assets increased by $28.7 million or 25.0% from $114.6 million at December 31, 1996 to $143.3 million at December 31, 1997. The increase in total assets was primarily attributable to an increase in total loans receivable and investment securities. Premises and equipment increased $793,000 in 1997 primarily due to the expansion of the corporate office. The increase in total assets was funded by an increase in deposits and the leverage of the balance sheet through loans from the Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh"). Total deposits increased from $83.8 million at December 31, 1996 to $91.2 million at December 31, 1997, and advances from the FHLB of Pittsburgh rose from $14.5 million at December 31, 1996 to $34.7 million at December 31, 1997.

     The Savings Bank's total loans receivable increased by $21.0 million or 27.1% from $77.4 million at December 31, 1996 to $98.4 million at December 31, 1997. This rise in total loan receivables can be traced to three main areas of growth. One-to-four family residential mortgages increased $7.1 million or 10.9%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates to attract new business. Consumer loans increased $3.5 million or 37.7%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased from $2.0 million at December 31, 1996 to $11.1 million at December 31, 1997 as the Savings Bank used contacts and referrals to build its commercial and commercial real estate loan portfolio.

     Investment securities increased from $31.9 million at December 31, 1996 to $38.8 million at December 31, 1997. The increase occurred as the Company proceeded to leverage its strong capital position by primarily investing in U.S. Government agency securities with funds received by the FHLB of Pittsburgh.

     The Savings Bank's total deposits increased $7.4 million or 8.8% from $83.8 million at December 31, 1996 to $91.2 million at December 31, 1997. The growth in deposits during fiscal 1997 was primarily a result of competitive rates and fees that continue to be offered by the Savings Bank. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $20.2 million, or 139.3%, from $14.5 million at December 31, 1996 to

$34.7 million at December 31, 1997. Total equity increased $200,000 or 1.3% to $15.6 million at December 31, 1997, a result of the net income for fiscal 1997 and the impact of the valuation of available-for-sale securities pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115 which was offset by a 5% stock buyback program initiated and completed during 1997 in the amount of $776,000 and dividends paid of $111,000.

     The Savings Bank's assets increased by $22.8 million or 24.8% from $91.8 million at December 31, 1995 to $114.6 million at December 31, 1996 (includes assets of the Company on a consolidated basis). The increase in total assets was primarily attributable to an increase in total loans receivable and investment securities which were partially offset by a reduction in cash and cash equivalents. The Savings Bank's total loans receivable increased by $15.7 million or 25.4% from $61.7 million at December 31, 1995 to $77.4 million at December 31, 1996, mainly attributable to three main areas of growth. One-to-four family residential mortgages increased $9.8 million or 17.6%, consumer loans increased $3.7 million or 67.2%, and commercial business and commercial real estate loans increased 149.4% from $815,000 at December 31, 1995 to $2.0 million at December 31, 1996. Cash and cash equivalents decreased by $2.2 million or 51.1% between December, 1995 and 1996, attributable to the investment of available funds in loan originations and in securities issued by the U.S. Government Agencies which were offset by funds received in connection with the conversion, and deposit and borrowing growth. The Savings Bank's total deposits increased $3.1 million or 3.8% from $80.7 million at December 31, 1995 to $83.8 million at December 31, 1996. The increase in deposits during fiscal 1996 was primarily as a result of competitive rates offered by the Savings Bank. Borrowings by the Savings Bank's from the FHLB of Pittsburgh rose by $11.5 million, or 386.3%, from $3.0 million at December 31, 1995 to $14.5 million at December 31, 1996 as the Company proceeded to leverage the balance sheet following the influx of equity pursuant to the Conversion. Total equity increased $8.3 million or 115.0% to $15.4 million at December 31, 1996, as a result of the sale of stock of the Company in connection with the Conversion and the consolidated net income for fiscal 1996 less the impact of the valuation of available-for-sale securities pursuant to SFAS No. 115.

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

     The Savings Bank continued to experience increased competition from mortgage brokers and other financial entities for its one-to-four family residential real estate lending activities in the early 1990s. The Savings Bank's total loans receivable attributable to one-to-four family residential loans, which amounted to $51.0 million or 61.8% of total assets at December 31, 1993, was $72.2 million at December 31, 1997 but had declined as a percentage of total assets to 50.4%. During the same period, the Savings Bank's total loans receivable attributable to commercial business, commercial real estate, construction and consumer loans, which amounted to $4.6 million or 5.6% of total assets at December 31, 1993, had increased to $26.2 million at December 31, 1997 or 18.3% of total assets. At the same time, investment and mortgage-backed securities, which amounted to $23.0 million, or 27.9% of total assets, at December 31, 1993 had increased to $38.8 million, or 27.1% of total assets, at December 31, 1997. Management attributes this shift in asset composition to an increase in deposits and borrowings over the same period (from $75.2 million at December 31, 1993 to $125.8 million at December 31, 1997) and the need to invest such funds in interest-bearing assets. In addition, management desires to increase the Savings Bank's commercial and consumer loans and investment securities to offset its exposure to interest rate risk associated with long term fixed rate residential mortgages in excess of 15 years.

     The Savings Bank's percentage of adjustable rate mortgages in its mortgage portfolio has declined due to lack of demand. As fixed loan rates have fallen recently, the adjustable rate mortgage has become less attractive to potential customers. As of December 31, 1997, adjustable rate mortgages constituted 33.7% of the Savings Bank's one-to-four family residential mortgage portfolio and fixed rate mortgages made up the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. In contrast, as of December 31, 1996, adjustable rate mortgages composed 42.0% of the Savings Bank's one-to-four residential mortgage portfolio and fixed rate mortgages comprised the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. Management realizes the importance of adjustable rate mortgages to interest rate risk management but believes that under this current rate environment it would be difficult to profitably produce adjustable rate mortgages. Therefore, management presently intends to continue to reduce its emphasis on adjustable rate mortgages by providing a broad range of mortgage products with varying maturities. The Savings Bank strives to maintain deposits as its primary source of funds to meet loan demand and to maintain outstanding loan balances. In striving to increase deposit balances, the Savings Bank has opened its fourth branch and first supermarket branch in October 1997 at the Shop 'N' Save located at 125 W. Beau Street, Washington, PA 15301. However, due to the increased equity of the Company which arose through the Conversion, management has taken a more aggressive approach to leverage the balance sheet of the Company and to fund the immediate growth in assets of the Savings Bank through increased borrowings from the FHLB of Pittsburgh. Investment securities and mortgage-backed securities are acquired based on Investment/Asset and Liability Committees ("ALCO") decisions when the Savings Bank has excess cash and when management believes the yields and the maturities are attractive. Excess cash (cash in excess of vault cash and other operating cash needs) are deposited in an interest bearing demand deposit account with the FHLB of Pittsburgh. Cash and cash equivalents typically decline in periods of high loan demand and increase in periods of reduced loan demand. In periods of heavy loan demand, the Savings Bank will borrow from the FHLB of Pittsburgh to satisfy the loan demand. As of December 31, 1996, outstanding borrowings from the FHLB of Pittsburgh stood at $14.5 million and as of December 31, 1997 such borrowings have increased to $34.7 million. This increased borrowing occurred as part of Management's plan to increase the assets of the Savings Bank and increase the debt to equity leverage ratio due to the increased equity that arose through the Conversion.

     Management's strategy in the past few years has been to invest the funds received from the repayments and prepayments of loans and mortgage-backed securities immediately into short-term, liquid investments. In the longer term, the Company anticipates the use of a significant portion of these funds to fund fixed-rate or adjustable-rate mortgage loans with various maturities and, depending upon then current interest rates and management's estimate of how such rates merit change, purchasing investment securities with various maturities. Although this strategy will have the effect of increasing the Savings Bank's interest rate exposure of the Company and the Savings Bank, management believes that the increased earnings potential offsets this increased rate risk. In the event the Savings Bank needs cash to fund additional consumer loans, commercial business loans or commercial real estate loans, the Savings Bank will borrow funds from the FHLB of Pittsburgh. This strategy will increase interest expense but management feels the increased yields available through the extension of consumer, commercial business and commercial real estate loans justify such increased interest expense.

     Management has promoted one-to-four family residential mortgage loans with fixed interest rates to 15 year terms or less whenever possible. However, due to the heavy demand for 30 year fixed rate mortgages, management has started to promote this product. Management is cognizant of the increased interest rate risk this product presents and takes necessary steps to control the risk. Such steps include limiting new loan volume and funding the loans with longer-term borrowings. Adjustable rate mortgage loans ("ARMs") for one-to-four family residential mortgages continue to be offered. U.S. Government and U.S. Government agency securities and mortgage-backed securities are purchased with contract maturities generally up to 15 years upon terms which management believes are attractive because of yield, call features to the security or market conditions. The Savings Bank has increased its exposure to consumer loans and commercial loans that combine higher yields and a shorter loan term. Consumer and commercial business loans have grown from $9.3 million and $1.0 million, respectively, at December 31, 1996 to $12.8 million and $9.6 million, respectively, at December 31, 1997. Management intends to continue the strategy set forth above and will also attempt to increase commercial and consumer loans. The foregoing investment strategy is based on management's assessment of future economic conditions and is subject to change.

ASSET AND LIABILITY MANAGEMENT

     The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in its asset and liability mix to determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. The Savings Bank concentrates on maintaining a sufficient deposit base to fund loan activities and securities investments. A large core deposit base (defined as demand deposit accounts, passbook savings accounts and money market savings accounts) provides the Savings Bank with a lower cost source of funds relative to its alternative principal borrowing sources, i.e., advances from the FHLB of Pittsburgh. Management calculates its cost of funds and chooses interest-bearing assets in excess of its average cost of funds or its marginal cost of funding. In periods of relatively low interest rates, the Savings Bank may price its certificates of deposit in excess of its competition to attract and maintain deposits (i) to avoid increased borrowing, or to reduce the outstanding borrowings, from the FHLB of Pittsburgh or (ii) to avoid selling investment securities to maintain liquidity needs. This strategy will result in periods of reduced net interest income and net income if the Savings Bank is unable to invest deposits in interest-bearing assets with sufficient yield to maintain its average interest rate spread between its assets and liabilities. In light of the increased equity of the Company as a result of the Conversion in June of 1996, management currently is striving to grow the assets of the Savings Bank. This management decision has lead to additional borrowings from the FHLB of Pittsburgh.

     The Company seeks, through the Asset Liability Committee ("ALCO"), to reduce the vulnerability of its operations to changes in interest rates and to manage the difference between amounts of interest-rate sensitive assets and interest-rate sensitive liabilities within specified maturities or repricing dates. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1997, the amount of the Company's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded the Company's interest-earning assets with the same characteristics by $24.5 million or 17.2% of the Company's total assets. In addition, ALCO reviews, among other things, the sensitivity of the Savings Bank's assets, liabilities, and net interest income to interest rate changes, unrealized gains and losses, purchase activity and maturities of all interest bearing assets and liabilities. In connection therewith, the ALCO generally reviews the Savings Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings, current market conditions and interest rates, and pricing of its deposit and loan products. The Chief Financial Officer and President of the Savings Bank have authority to adjust pricing weekly with respect to the Savings Bank's retail deposits.

     The OTS is in the process of implementing an interest rate risk component ("IRR") into its risk-based capital rules, which is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. The IRR component has been proposed to be a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets would have required the institution to deduct from its capital 50% of that excess change. The following table presents the Savings Bank's NPV as of December 31, 1997, as calculated by the OTS in accordance with its model, based on information provided to the OTS by the Savings

Bank. The chart does not include the impact of any interest or dividend earning assets held at the Company level. The effect of market rate shifts on these assets need not be reported to the OTS.

                                                NET PORTFOLIO VALUE (NPV)
                                           -----------------------------------
                                                 (DOLLARS IN THOUSANDS)
                                           -----------------------------------
                                                                      PERCENT
             CHANGE IN RATES                  NPV                    CHANGE OF
              (EXPRESSED AS                EXPRESSED                 ESTIMATED
              BASIS POINTS)                  IN $      $ CHANGE(1)    NPV(2)     NPV RATIO(3)   CHANGE(4)
              -------------                  ----      -----------    ------     ------------   ---------
+400.....................................   $ 7,238      $-9,855        -58%         5.37%      -625 bp
+300.....................................     9,806       -7,288        -43          7.11       -451 bp
+200.....................................    12,371       -4,723        -28          8.77       -285 bp
+100.....................................    14,844       -2,250        -13         10.29       -133 bp
 0.......................................    17,094                                 11.62
-100.....................................    19,017        1,923        +11         12.70       +108 bp
-200.....................................    20,480        3,387        +20         13.49       +187 bp
-300.....................................    22,020        4,926        +29         14.29       +267 bp
-400.....................................    24,120        7,026        +41         15.37       +375 bp

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

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Savings Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Savings Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Savings Bank's net interest income and will differ from actual results.

     Based upon the above calculations, the percent change of estimated NPV for a 200 basis point increase in prevailing rates changed from a negative 29 at December 31, 1996 to a negative 28 at December 31, 1997. This increase was a direct result of ALCO's recommendation. Management will continue to review the NPV and IRR measurements.

     Based on the asset size of the Savings Bank and its strong risk based capital ratios, the Company believes that the Savings Bank does not have to deduct any amount from the regulatory capital of the Savings Bank as of December 31, 1997. Management uses the NPV and the IRR rule as an additional tool to evaluate the Savings Bank's asset and liability position.

RESULTS OF OPERATIONS

     AVERAGE BALANCES, INTEREST INCOME, INTEREST EXPENSE AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average consolidated balance sheet. Information is based on average daily balances during the periods presented. For 1995, all information presented is based solely on the business operations of the Savings Bank.

                                      AT                           YEAR ENDED DECEMBER 31,
                                 DECEMBER 31,   -------------------------------------------------------------
                                     1997                   1997                            1996
                                 ------------   -----------------------------   -----------------------------
                                   AVERAGE                            AVERAGE                         AVERAGE
                                    YIELD/      AVERAGE               YIELD/    AVERAGE               YIELD/
                                     RATE       BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                     ----       -------    --------    ----     -------    --------    ----
                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment securities(1).....      6.65%      $ 25,918    $1,706      6.58%   $ 11,609    $  657      5.66%
  Loans receivable(2)
    Commercial.................      9.44          7,680    $  737      9.60         574    $   51      8.89
    Real estate loans..........      7.42         70,445     5,160      7.32      62,537     4,568      7.31
    Consumer...................      8.11         11,178       889      7.95       6,147       459      7.47
                                                --------    ------              --------    ------
  Total Loans Receivable.......      7.73         89,303     6,786      7.60      69,258     5,078      7.33
  Mortgage-backed
    securities(1)..............      6.29         12,080       773      6.40      14,619       922      6.31
  Other interest-earning
    assets.....................      5.15          2,750       106      3.85       1,867        91      4.87
                                                --------    ------              --------    ------
    Total interest-earning
      assets...................      7.36%      $130,051    $9,371      7.21%   $ 97,353    $6,748      6.93%
Non-interest-earning assets....                    3,896                           3,086
                                                --------                        --------
    Total assets...............                 $133,947                        $100,439
                                                ========                        ========
Interest-bearing liabilities:
  Deposits.....................      4.14%      $ 88,617    $3,650      4.12%   $ 82,294    $3,407      4.14%
  FHLB advances................      5.78         28,554     1,590      5.57       5,169       276      5.34
                                                --------    ------              --------    ------
    Total interest-bearing
      liabilities..............      4.62%      $117,171    $5,240      4.47%   $ 87,463    $3,683      4.21%
Non-interest-bearing
  liabilities..................                    1,480                           1,067
                                                --------                        --------
    Total liabilities..........                 $118,651                        $ 88,530
Equity.........................                   15,296                          11,909
                                                --------                        --------
    Total liabilities and
      equity...................                 $133,947                        $100,439
                                                ========                        ========
Net interest-earning assets....                 $ 12,880                        $  9,980
                                                ========                        ========
Net interest income/interest
  rate spread..................      2.74%                  $4,131      2.74%               $3,065      2.72%
                                     ====                   ======    ======                ======    ======
Net yield on interest-earning
  assets(3)....................                                         3.18%                           3.15%
                                                                      ======                          ======
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities..................                                       110.99%                         111.31%
                                                                      ======                          ======

                                   YEAR ENDED DECEMBER 31,
                                 ----------------------------
                                             1995
                                 ----------------------------
                                                      AVERAGE
                                 AVERAGE              YIELD/
                                 BALANCE   INTEREST    RATE
                                 -------   --------    ----
                                    (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment securities(1).....  $ 6,562    $  335      5.11%
  Loans receivable(2)
    Commercial.................       --        --        --
    Real estate loans..........   56,655     3,937      6.95
    Consumer...................    4,983       352      7.06
                                 -------    ------
  Total Loans Receivable.......   61,638     4,289      6.96
  Mortgage-backed
    securities(1)..............   16,363     1,015      6.20
  Other interest-earning
    assets.....................    1,345        80      5.95
                                 -------    ------
    Total interest-earning
      assets...................  $85,908    $5,719      6.66%
Non-interest-earning assets....    2,962
                                 -------
    Total assets...............  $88,870
                                 =======
Interest-bearing liabilities:
  Deposits.....................  $77,711    $3,214      4.14%
  FHLB advances................    3,078       192      6.24
                                 -------    ------
    Total interest-bearing
      liabilities..............  $80,789    $3,406      4.22%
Non-interest-bearing
  liabilities..................      952
                                 -------
    Total liabilities..........  $81,741
Equity.........................    7,129
                                 -------
    Total liabilities and
      equity...................  $88,870
                                 =======
Net interest-earning assets....  $ 5,119
                                 =======
Net interest income/interest
  rate spread..................             $2,313      2.44%
                                            ======    ======
Net yield on interest-earning
  assets(3)....................                         2.69%
                                                      ======
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities..................                       106.34%
                                                      ======

---------

(1) The average yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances

(2) Includes non-performing loans

(3) Net interest income divided by interest-earning assets

     RATE/VOLUME ANALYSIS. The Savings Bank typically acquires funds in the form of customer deposits or borrowings from the FHLB of Pittsburgh in which it is a member. The Savings Bank then pays interest on such deposits and advances. In turn, a savings association will lend these funds to third parties or purchase investment securities that generate interest income for the savings association. The Savings Bank also operates in an environment of changing interest rates and fluctuating volumes of deposits, advances from third parties, loans made to third parties and securities bought, sold or repaid. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume.

                                                            YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------------------------------
                                           1997 VS. 1996                              1996 VS. 1995
                              ----------------------------------------   ----------------------------------------
                                 INCREASE                                 INCREASE
                                (DECREASE)                               (DECREASE)
                                  DUE TO                     TOTAL         DUE TO                     TOTAL
                              --------------     RATE/     INCREASE     --------------     RATE/     INCREASE
                              RATE    VOLUME    VOLUME    (DECREASE)    RATE    VOLUME    VOLUME    (DECREASE)
                              ----    ------    ------    ----------    ----    ------    ------    ----------
                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable, net.....  $ 46    $1,586     $ 76       $1,708      $222     $ 491      $ 76       $  789
  Mortgage-backed
    securities..............    14      (160)      (2)        (148)       17      (108)       (2)         (93)
  Investment securities.....   107       810      132        1,049        36       258        28          322
  Other interest-earning
    assets..................   (19)       43       (9)          15       (15)       31        (5)          11
                              ----    ------     ----       ------      ----     -----      ----       ------
  Total interest-earning
    assets..................  $148    $2,279     $197       $2,624      $260     $ 672      $ 97       $1,029
                              ----    ------     ----       ------      ----     -----      ----       ------
Interest-bearing liabilities
  Deposits..................  $(17)   $  262     $ (1)      $  244      $  3     $ 190      $  0       $  193
  FHLB advances.............    12     1,249       53        1,314       (27)      130       (19)          84
                              ----    ------     ----       ------      ----     -----      ----       ------
  Total interest-bearing
    liabilities.............    (5)    1,511       52        1,558       (24)      320       (19)         277
                              ----    ------     ----       ------      ----     -----      ----       ------
Increase in net interest
  income....................  $153    $  768     $145       $1,066      $284     $ 352      $116       $  752
                              ====    ======     ====       ======      ====     =====      ====       ======

     NET INCOME. The Company reported consolidated net income of $784,000, $146,000 and $161,000 for the fiscal years ended December 31, 1997, 1996 and 1995, respectively. Results for fiscal 1996 were affected by a $502,000 before tax ($308,000 after tax) FDIC special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). But for this special assessment, earnings for the year ended December 31, 1996 would have been $454,000. The $330,000 or 72.7% increase in net income for fiscal 1997 when compared to fiscal 1996, without the special assessment, was attributable to a $1.1 million or 34.7% increase in net interest income and a $75,000 or 25.3% increase in other income, which was partially offset by an increase of $520,000 or 20.0% in non-interest expense and an increase of $230,000 in income tax expense, net of the benefit from the SAIF assessment.

     For fiscal 1996, the $15,000 decrease in net income compared to fiscal 1995 was attributable to a $752,000 or 32.5% increase in net interest income and a $75,000 or 33.9% increase in other income and a $847,000 or 37.6% increase in other expenses which included the $502,000 FDIC special assessment. The increased borrowings from the FHLB of Pittsburgh reduced the net margin on interest-earning assets for fiscal 1996. Non-interest expense also rose due to the additional professional fees related to operating the Company as a public reporting entity, the additional hiring of personnel and the implementation of an employee stock ownership plan.

     NET INTEREST INCOME. Net interest income before provision for loan losses amounted to $4.1 million during fiscal 1997, compared to $3.1 million during fiscal 1996 and compared to $2.3 million during fiscal 1995. During fiscal 1997, the $1.0 million or 32.3%, increase in net interest income compared with fiscal 1996 was attributable to a $32.7 million, or 33.6%, increase in the average balance of interest-earning assets which was partially offset by an increase of $29.7 million, or 33.9%, increase in average interest-bearing liabilities. The increase in both average assets and liabilities was due directly to management's intent to leverage the Company's excess capital by funding the accelerated growth in assets with primarily FHLB advances. The increase in average interest-earning assets over average interest-bearing liabilities of $3.0 million in 1997 was primarily attributable from having the proceeds from the Company's stock offering on June 27, 1996 for a full year. Another contributing factor was an increase in the average yield earned on interest-earning assets to 7.21% in 1997 from 6.93% in 1996, due primarily to increases in yields earned on loans receivable and investment securities. The increases in both average balances and yield on earning assets, during fiscal 1997, increased interest income $2.6 million, or 38.9%, which more than offset a $1.6 million or 42.3% increase in total interest expense.

     The $2.6 million increase in total interest income during the year ended December 31, 1997 over the prior comparable period was primarily due to a $1.7 million or 33.6% increase in interest and fees on loans and a

$1.0 million or 159.7%, increase in interest and dividends on other investment securities. The increase in interest earned on loans and interest and dividends on other investment securities during fiscal 1997 was primarily due to a rise in average balances of loans receivable and on investment securities of $20.0 million, or 28.9%, and $14.3 million, or 123.3%, respectively. Management continued to grow its traditional one-to-four family residential loans from $65.1 million at December 31, 1996 to $72.2 million at December 31, 1997, but in addition was able to grow its commercial business loans from $1.0 million at December 31, 1996 to $9.6 million at December 31, 1997. In addition, an increase in the average yield earned on loans receivables and investment securities from 7.33% and 5.66%, respectively, in 1996 to 7.60% and 6.58%, respectively, in 1997 accounted for a portion of the increase in interest income.

     The increase in interest expense in 1997, compared with 1996, was primarily a result of an increase in the Savings Bank's average interest bearing liabilities from $87.5 million to $117.2 million. This increase resulted from an increased volume of average deposits of $6.3 million or 7.7% and a $23.4 million increase in average borrowings. The increase in average borrowings was due to funding the accelerated growth in assets of the Company through increased borrowings provided by the FHLB of Pittsburgh.

     Net interest income before provision for loan losses amounted to $3.1 million during fiscal 1996, compared to $2.3 million during fiscal 1995. During fiscal 1996, the $752,000, or 32.5%, increase in net interest income compared with fiscal 1995 was attributable to a $11.4 million, or 13.3%, increase in the average balance of interest-earning assets which was partially offset by an increase of $6.7 million, or 8.3%, increase in average interest-bearing liabilities. This increase in average interest-earning assets over average interest-bearing liabilities in 1996 was primarily attributable to the proceeds from the Company's stock offering. Another contributing factor was an increase in the average yield earned on interest-earning assets to 6.93% in 1996 from 6.66% in 1995, due primarily to increases in yields earned on loans receivable. The increases in both average balances and yield on earning assets, during fiscal 1996, increased interest income $1.0 million, or 18.0%, which more than offset a $277,000, or 8.1%, increase in total interest expense.

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

     PROVISION FOR LOAN LOSSES. The Savings Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, the volume and type of lending presently being conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area generally and other factors related to the collectibility of the Savings Bank's loan portfolio. For the year ended December 31, 1997, the provision for loan losses was $104,000. For the two years ended December 31, 1996 and 1995, provisions for loan losses were $44,000 and $36,000, respectively. The increase in provision for loan losses in 1997 represents management's intent to raise the level of provision in relation to the increased loan types and volume during fiscal 1997. During fiscal 1997, the Savings Bank charged off $8,000 in credit card loans. At December 31, 1997, the Savings Bank's allowance for loan losses amounted to 65.96% of total non-performing loans and .42% of total loans receivable. Management and the directors of the Company and the Savings Bank believe that the allowance for loan losses is adequate.

     The Savings Bank calculates expected loan losses using an approach based primarily upon historical experience and current economic conditions. Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provisions for loan losses in the future as a result of increases in higher risk commercial and consumer loans, future changes in the economy or for other reasons, which could adversely affect the Savings Bank's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to such regulatory agencies at the time of their examination. The Savings Bank was last examined by the OTS as of March 31, 1997.

     OTHER INCOME. Total other income amounted to $372,000 for the year ended December 31, 1997, an increase of $75,000 or 25.3% from the $297,000 earned in fiscal 1996. Increased transaction fees accounted primarily for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include NOW and non-interest bearing accounts, from $11.1 million at December 31, 1996 to $13.9 million at December 31, 1997. The additional transaction fees have resulted in increased costs due to higher employee manhours to administer such transactions.

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

     OTHER EXPENSES. Total other expenses amounted to $3.1 million for the year ended December 31, 1997, an increase of $520,000 or 20.0% from the $2.6 million incurred in fiscal 1996, without the SAIF special assessment. One of the reasons for the increase was a $347,000 or 28.4% increase in salaries and employee benefits. This is attributable to the hiring of five full time equivalent employees to staff the newly formed supermarket branch, an $88,000 expense associated with the implementation of a Management Recognition and Retention plan, additional ESOP compensation expense of $54,000, an increase in expenses related to commercial loan administration, and salary increases for its existing employees. The increase is also attributable to a rise in other expenses, which increased $198,000 or 53.6% during 1997. The rise in other expenses was primarily the result of increased professional fees and other costs associated with operating the Company as a public reporting entity for an entire year and additional costs associated with the first annual meeting.

     Total other expenses amounted to $3.1 million for the year ended December 31, 1996, an increase of $848,000 or 37.6% from the $2.3 million incurred in fiscal 1995. The SAIF special assessment accounted for $502,000 or 59.2% of this increase in 1996. Another reason for the increase was a $205,000 or 20.2% increase in salaries and employee benefits. This is attributable to the hiring of two employees to staff the newly formed mortgage service area and the hiring of a management information system employee along with the implementation of an employee stock ownership plan. The increase is also attributable to a rise in other expenses that increased $95,000 or 34.5% during 1996. The rise in other expenses was primarily the result of increased professional fees and other costs associated with operating the Company as a public reporting entity.

     INCOME TAXES. For the fiscal years ended December 31, 1997, 1996 and 1995, the Savings Bank incurred income tax expense of $493,000, $69,000 and $83,000. The effective tax rate was 38.6% during the year ended December 31, 1997, compared to 32.3% during the year ended 1996, and 34.1% in fiscal 1995. The increased income tax expense incurred in 1997 was due to increased taxable income. For further information, see Note 11 of the Notes to Consolidated Financial Statements.

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

     During the years ended December 31, 1997 and 1996, the Company's or the Savings Bank's operating activities provided net cash of approximately $1.5 million and $79,000, respectively. The primary reasons for the $1.5 million net cash provided during the year ended December 31, 1997 were $784,000 in net income, a $287,000 increase in other liabilities, and $189,000 in depreciation of premises and equipment, which was partially offset by a $222,000 increase in accrued interest receivable. During the year ended December 31, 1996, the $79,000 net cash provided by operating activities was the result of $146,000 in net income and $171,000 in depreciation of premises and equipment, which was partially offset by a $237,000 increase in accrued interest receivable.

     Net cash used by investing activities was $28.1 million for the year ended December 31, 1997. During the year ended December 31, 1997, the Savings Bank originated $19.7 million in new loans in excess of principal payments received on existing loans and purchased $17.7 million of investment securities designated held to maturity due to their longer term maturity structure. In addition, $8.5 million held to maturity securities were called during fiscal 1997. This compares with the year ended December 31, 1996 when the Savings Bank had approximately $15.2 million in new loans in excess of principal payments received on existing loans, purchased $4.7 million of investment securities designated available for sale due to the Savings Bank needing more flexibility as it prepared for its conversion from a mutual chartered savings association to a stock chartered savings association on June 27, 1996, and purchased $8.7 million of investment securities designated held to maturity due to their longer term maturity structure.

     Net cash provided by financing activities for the year ended December 31, 1997, was approximately $26.7 million, attributable to increases in core deposits and certificate accounts of $5.2 million and $2.1 million, respectively, and increases in net Federal Home Loan Bank advances of $20.2 million. During the same period last year, the Savings Bank experienced a $22.8 million increase in net cash provided by financing activities primarily due to $8.2 million of capital raised in connection with the conversion of the Savings Bank from a mutual chartered savings association to a stock chartered savings association on June 27, 1996, a $5.2 million increase in core deposits and increases in net Federal Home Loan Bank advances of $11.5 million.

     The primary sources of funds for the Savings Bank are deposits, advances from the FHLB of Pittsburgh, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and funds provided from operations. The primary sources of funds for the Company are dividends from the Savings Bank, repayments by the ESOP of the loan it received from the Company, interest and dividends on debt and equity investments in other companies and interest earned on deposits of the Company held at Savings Bank and short-term investments. While scheduled loan and mortgage-backed securities repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable by its Board of Directors. In addition, the Savings Bank invests in short-term interest-earning assets, which provides liquidity to meet lending requirements. The Savings Bank has also utilized advances from the FHLB of Pittsburgh. At December 31, 1997, the Savings Bank had a line of credit of $8.2 million from the FHLB of Pittsburgh that will expire March 24, 1998. The Company will not renew this line of credit and will instead rely on other loan products made available by the FHLB of Pittsburgh. The maximum borrowing capacity of the Savings Bank with the FHLB of Pittsburgh at December 31, 1997 was $91.0 million of which $34.7 million was borrowed pursuant to various term loans with maturities of less than five years.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, interest bearing deposits with other institutions (including the FHLB of Pittsburgh), U.S. Government, U.S. Government agencies and other qualified investments. On a longer-term basis, the Company, through the operation of the Savings Bank, maintains a strategy of investing in various mortgage-backed securities and other investment securities and lending products as described in greater detail under the heading "Business of the Company", which is hereinafter set forth. During the year ended December 31, 1997, the Savings Bank used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, to fund loan commitments, to fund purchases of additional investment securities for its portfolio and to increase the Savings Bank's one-to-four family mortgage loan, commercial loan and consumer loan portfolios. The Savings Bank has outstanding loan commitments (i.e. one-to-four family and home equity loan commitments, credit card limits and commercial loan commitments) to extend credit approximating $6.7 million as of December 31, 1997. Certificates of deposit scheduled to mature in one year or less at December 31, 1997 totaled $34.1 million.

     Consolidated cash and cash equivalents increased by $65,000 or 3.0% between December 31, 1996 and December 31, 1997. As of December 31, 1997, the consolidated cash and cash equivalents of the Company amounted to $2.2 million or 1.5% of assets, of which $1.3 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank have had an increase in dollar amount over the last few years, from $31.9 million or 27.8% of total assets at December 31, 1996 to $38.8 million or 27.1% of assets at December 31, 1997. As of December 31, 1997, $3.1 million of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $8.0 million have maturities of five years or less. The Company's consolidated net interest margin has increased from 3.15% for the year ended December 31, 1996 to 3.18% for the year ended December 31, 1997.

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

     The Savings Bank is required by the OTS to maintain average daily balances of liquid assets (as defined in OTS regulations) in an amount equal to 4.0% of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank's average monthly liquidity ratio at December 31, 1997 was 37.2%.

     The Company, as a separately incorporated holding company, has no significant operations other than serving as sole stockholder of the Savings Bank. On an unconsolidated basis, the Company has no paid employees. The Company's assets consist of its investment in the Savings Bank, its receivable from the ESOP, debt and equity investments with an aggregate market value of $658,000 at December 31, 1997 and deposits maintained with the Savings Bank. Its sources of income will consist of earnings from the investment in such debt and equity securities, interest on such deposits and interest from the ESOP obligation. The only expenses of the Company relate to its reporting obligations to the OTS, its reporting obligations under the Exchange Act and related expenses to operate as a publicly traded company. Management believes that the Company and the Savings Bank currently has adequate liquidity available to respond to its obligations.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This standard establishes reporting requirements for a new statement of comprehensive income and its components to be included with the financial statements currently required. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in the fiscal year ending December 31, 1998.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard establishes requirements for reporting information about operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in the fiscal year ending December 31, 1998.

EARNINGS PER COMMON SHARE

     During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. All prior periods have been restated to reflect this adoption. Treasury shares are treated as retired for earnings per share purposes.

     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                          AT DECEMBER 31,
                                                        --------------------
                                                          1997        1996
                                                          ----        ----
Basic earnings per share:
  Net income(1).......................................  $784,487    $  3,070
  Average shares outstanding (1)......................   851,976     886,755
  Earnings per share(2)...............................  $   0.92          --
Diluted earnings per share:
  Net income(1).......................................  $784,487    $  3,070
  Average shares outstanding(1).......................   851,976     886,755
  Stock options.......................................     2,817         N/A
                                                        --------    --------
  Diluted average shares outstanding(1)...............   854,793     886,755
  Earnings per share(2)...............................  $   0.92          --

---------

(1) Net income and weighted shares outstanding for 1996 are for the period from June 27, 1996 to December 31, 1996.

(2) Earnings per share information for 1996 represents the period subsequent to initial issuance of common stock on June 27, 1996.

                            BUSINESS OF THE COMPANY
GENERAL

     The Company is a savings and loan holding company that holds the capital stock of one subsidiary, the Savings Bank. The Company also owns a loan receivable from the ESOP and holds debt and equity investments with a market value totaling $658,000 at December 31, 1997 and maintains deposit accounts with the Savings Bank. The principal business operations of the Company are conducted through the Savings Bank.

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

     At December 31, 1997, the Savings Bank's total loan portfolio amounted to $98.4 million, or 68.7% of total assets at that date. The Savings Bank has traditionally concentrated its lending activities on one-to-four family residential mortgages in its primary market. Consistent with its lending orientation, $72.2 million or 73.3% of the Savings Bank's total loan portfolio consisted of one-to-four family residential loans at December 31, 1997.

     Management intends that one-to-four family residential mortgage loans will be the primary lending activity of the Savings Bank but the percentage of one-to-four family mortgages against the total loan portfolio will not be as high as it was at December 31, 1996. Although one-to-four family residential mortgages advanced by the Savings Bank have increased from $65.1 million at December 31, 1996 to $72.2 million at December 31, 1997, the percentage of one-to-four family mortgages to total loan portfolio has dropped from 84.2% at December 31, 1996 to 73.3% at December 31, 1997. This decline in percentage can be traced to the increases in commercial business loans, construction loans, and consumer loans booked in 1997. Management is committed to aggressively market the residential mortgage products of the Savings Bank, but management does not intend to pursue a policy to return the Savings Bank's loan portfolio to a position where one-to-four family mortgages account for 80% or more of the total loan portfolio.

     Consumer loans, which are of shorter maturity and at higher margins above cost of funds, have risen from $9.3 million at December 31, 1996, to $12.8 million at December 31, 1997. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. Management decided to increase home equity loans primarily because this type of loan is secured by real estate through a first or second lien. As a result, home equity loans have risen from $4.6 million at December 31, 1996 to $7.5 million at December 31, 1997. Management has also sought through the promotion of automobile, student and credit card loans to increase outstanding consumer loans. The percentage of consumer loans against total loan receivables has changed from 12.0% at December 31, 1996, to 13.0% at December 31, 1997. Management is committed to increase consumer loans.

     The Savings Bank is pursuing a policy to further grow its commercial loan and commercial real estate loan portfolio. Commercial loans and commercial real estate loans have risen from $2.0 million at December 31, 1996, to $11.1 million at December 31, 1997 and are expected to continue to increase in 1998. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. The percentage of commercial loans and commercial real estate loans against total loan receivables has changed from 2.6% at December 31, 1996 to 11.2% at December 31, 1997. Management has set a goal to grow the commercial loan portfolio to approximately $20.0 million by December 31, 1998. No special goals have been set on the growth of the commercial real estate portfolio.

     By statute, the Savings Bank must limit its commercial business loans to 20% of its total assets provided that amounts in excess of 10% of total assets may be used only for small business loans. As of December 31, 1997, the total asset size of the Savings Bank was $142.6 million and 20% of such number is $28.5 million and 10% of such number is $14.2 million. At December 31, 1997, the Savings Bank had $9.6 million in commercial business loans of which $3.8 million was considered small business loans. The statutory ceiling on commercial real estate loans is substantially higher, i.e. 400% of the Savings Bank's capital, or at December 31, 1997 $50.2 million. At December 31, 1997, the Savings Bank had $1.4 million in commercial real estate loans. Management intends to continue to pursue commercial loans that carry a partial U.S. Government guarantee of the payment of principal and interest. Included in the Savings Bank's loan portfolio at December 31, 1997 are $4.0 million of new commercial loans that are 80% guaranteed by the United States Government.

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

                                                           AS OF DECEMBER 31,
                                      ------------------------------------------------------------
                                           1997                  1996                   1995
                                      ---------------       ---------------       ----------------
                                      AMOUNT      %         AMOUNT      %         AMOUNT      %
                                      -------   -----       -------   -----       -------   ------
                                                         (DOLLARS IN THOUSANDS)
Real estate loans
  One-to-four family(1).............  $72,198   73.34%      $65,117   84.17%      $55,367    89.68%
  Construction......................    2,449    2.49           925    1.20             0     0.00
  Commercial real estate............    1,425    1.45         1,023    1.32           793     1.28
                                      -------   -----       -------   -----       -------   ------
     Total..........................  $76,072   77.28%      $67,065   86.69%      $56,160    90.96%
                                      -------   -----       -------   -----       -------   ------
Commercial loans(1).................  $ 9,565    9.72%      $ 1,010    1.30%      $    22     0.04%
                                      -------   -----       -------   -----       -------   ------
Consumer loans
  Home equity loans & lines.........  $ 7,535    7.66%      $ 4,562    5.90%      $ 2,053     3.33%
  Student loans.....................    2,215    2.25         2,228    2.88         2,220     3.60
  Automobile loans..................    1,967    2.00         1,515    1.96           713     1.15
  Other consumer loans(1)...........    1,076    1.09           984    1.27           569     0.92
                                      -------   -----       -------   -----       -------   ------
     Total..........................  $12,793   13.00%      $ 9,289   12.01%      $ 5,555     9.00%
                                      -------   -----       -------   -----       -------   ------
Total loans receivable(1)...........  $98,430     100%      $77,364     100%      $61,737   100.00%
                                      =======   =====       =======   =====       =======   ======
  Less:
  Allowance for loan losses.........  $   403               $   307               $   287
  Loans in process..................    1,857                   515                     0
  Deferred loan (costs) fees........      (11)                   (3)                   42
                                      -------               -------               -------
Loans receivable, net...............  $96,181               $76,545               $61,408
                                      =======               =======               =======

---------

(1) Includes non-performing loans.

     CONTRACTUAL MATURITIES. The following table sets forth the scheduled contractual maturities of the Savings Bank's loan portfolio at December 31, 1997. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of the Savings Bank's loan portfolio.

                                                          AT DECEMBER 31, 1997
                                  --------------------------------------------------------------------
                                  ONE-TO-FOUR      COMMERCIAL
                                   FAMILY(1)     REAL ESTATE(2)     COMMERCIAL     CONSUMER     TOTAL
                                  -----------    ---------------    -----------    --------    -------
                                                             (IN THOUSANDS)
1 year or less..................    $ 1,205          $1,455           $1,309       $ 1,525     $ 5,494
After 1 year through 5 years....      5,199              99            2,225         4,285      11,808
More than 5 years...............     66,788           1,326            6,031         6,983      81,128
                                    -------          ------           ------       -------     -------
Total amounts due...............    $73,192          $2,880           $9,565       $12,793     $98,430
                                    =======          ======           ======       =======     =======
Interest rate terms on amounts
  due after 1 year:
  Fixed.........................    $47,307          $  452           $5,399       $ 7,141     $60,299
                                    =======          ======           ======       =======     =======
  Adjustable/Floating...........    $24,680          $  973           $2,857       $ 4,127     $32,637
                                    =======          ======           ======       =======     =======

---------

(1) Includes construction loans of $994,000 for the construction of one-to-four family homes. At the completion of the construction period (scheduled to be less than one year), the loans will convert automatically to a traditional mortgage with maturities in excess of five years.

(2) Includes a construction loan of $1,455,000 for the construction of a commercial real estate property. At the completion of the construction period (scheduled to be less than one year), the loan will convert automatically to a commercial real estate mortgage with a maturity in excess of five years.

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

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                1997           1996
                                                                ----           ----
                                                                  (IN THOUSANDS)
Total loans at beginning of period..........................  $ 77,364       $ 61,737
Loan originations:
  Real estate
     One-to-four family.....................................  $ 13,982       $ 17,100
     Construction...........................................     2,948            512
     Commercial real estate.................................       475            925
                                                              --------       --------
       Total real estate loans originated...................  $ 17,405       $ 18,537
                                                              --------       --------
  Commercial loans..........................................  $ 14,174       $  1,173
                                                              --------       --------
  Consumer loans
     Home equity loans and lines of credit..................  $  5,762       $  3,868
     Student loans..........................................       353            482
     Automobile loans.......................................     1,323          1,242
     Other consumer loans...................................     1,267          1,284
                                                              --------       --------
       Total consumer loans originated......................  $  8,705       $  6,876
                                                              --------       --------
     Total loans originated.................................  $ 40,284       $ 26,586
                                                              --------       --------
Deduct:
  Principal loan repayments and prepayments.................  $(19,218)      $(10,949)
  Transferred to real estate owned..........................        (0)           (10)
                                                              --------       --------
Subtotal:...................................................  $(19,218)      $(10,959)
                                                              --------       --------
  Net increase in loans.....................................  $ 21,066       $ 15,627
                                                              --------       --------
  Total loans at end of period..............................  $ 98,430       $ 77,364
                                                              ========       ========

     Applications for residential mortgage and consumer loans are taken at any of the Savings Bank's offices, while commercial business loan, commercial real estate loan and construction loan applications are referred to the appropriate loan officer of the Savings Bank. Residential mortgage loan applications are primarily developed from referrals from real estate brokers and builders, existing customers and walk-in customers. Commercial real estate loan and construction loan applications are obtained primarily from previous borrowers as well as referrals. Commercial loan applications arise primarily from referrals.

     The Savings Bank's lending policies allow all one-to-four residential mortgage loans $50,000 or less to be approved with two signatures of the President, Executive Vice President and/or the Chairman of the Board. One-to-four residential mortgage loans in excess of $50,000 are presented to the Loan Committee that consists of a member of management and three outside directors. Commercial loan applications under $25,000 may be approved with the signatures of two of the loan officers designated by the President or the Loan Committee. The Loan Committee has been authorized by the Board to grant loans up to $500,000, with loans in excess of this amount required to be presented to the full Board for review and approval. It has been the policy of the Savings Bank's management to present all mortgage loans which are not single-family residential loans to the Loan Committee and/or the Board of Directors for review and approval, and to have the Board of Directors review any loan application which would exceed $500,000. Under applicable regulations, the maximum amount of loans that the Savings Bank may make to any one borrower, including related entities, is limited to 15% of unimpaired capital and surplus, which legal lending limit amounted to $1.9 million at December 31, 1997.

     The Savings Bank currently is not a purchaser of residential or consumer loans. There are no current intentions to begin purchasing such loans. The Savings Bank had previously purchased loan participations secured primarily by commercial real estate located in Pennsylvania and Ohio. Such loans were presented to the Savings Bank from contacts at other financial institutions that have previously done business with the Savings Bank. At December 31, 1997, none of the Savings Bank's total loans receivable consisted of participation interests.

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

     ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LOANS. The Savings Bank has historically concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing one-to-four family residences located within its market. At December 31, 1997, $72.2 million or 73.3% of the Savings Bank's total loan portfolio consisted of one-to-four family residential real estate loans, substantially all of which are conventional loans.

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

     At December 31, 1997, approximately $48.5 million or 66.3% of the one-to-four family residential loans in the Savings Bank's loan portfolio consisted of loans which provide for fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 5 to 30 years, it is the Savings Bank's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

     Property appraisals on the real estate and improvements securing the Savings Bank's one-to-four family residential loans are made by independent appraisers approved by the Savings Bank's Board of Directors. Appraisals are performed in accordance with Federal regulations and policies. The Savings Bank obtains title insurance policies on most first mortgage real estate loans originated by it. If title insurance is not obtained or is unavailable, the Savings Bank obtains an abstract of title and title opinion. Borrowers also must obtain hazard insurance prior to closing and flood insurance when required by the United States Department of Housing and Urban Development as researched by a third party vendor. Borrowers are not required to escrow funds for real estate taxes but may elect to escrow funds with each monthly payment of principal and interest to a loan escrow account from which the Savings Bank makes disbursements for items such as real estate taxes as they become due.

     COMMERCIAL REAL ESTATE LOANS. The Savings Bank originates mortgage loans for the acquisition and refinancing of commercial real estate properties (including multi-family complexes). At December 31, 1997, $1.4 million or 1.45% of the Savings Bank's total loan portfolio consisted of loans secured by existing commercial real estate properties. At December 31, 1997, the Savings Bank's commercial real estate loan portfolio consisted of eight loans with an average principal balance of $178,000.

     The Savings Bank's commercial real estate loans are secured by apartment complexes, developed residential lots and small retail establishments located in Pennsylvania.

     Although terms vary, commercial real estate loans generally are amortized over a maximum period of 15 years. The Savings Bank originates these loans either with fixed interest rates or with interest rates that adjust in accordance with a designated index, which generally is negotiated at the time of origination. It is also the Savings Bank's general policy to obtain personal guarantees on its commercial real estate loans from the principals of the borrower and, when this cannot be obtained, to impose more stringent loan-to-value and other underwriting requirements.

     COMMERCIAL LOANS. At December 31, 1997, $9.6 million or 9.72% of the Savings Bank's total loan portfolio consisted of loans classified as commercial loans. The Savings Bank's commercial loans can be secured or unsecured depending upon the size of the loan and the credit analysis by the Savings Bank of the potential borrower. Lines of credit in excess of $25,000 are generally secured by a pledge of accounts receivable and inventory. The Savings Bank's commercial loan portfolio consists of borrowers primarily located in Western Pennsylvania.

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

     CONSTRUCTION LOANS. The Savings Bank will occasionally originate loans to construct primarily one-to-four family residences, and, to a much lesser extent, loans to acquire and develop real estate for construction of residential and commercial properties. These construction lending activities generally are limited to the Savings

Bank's primary market area. At December 31, 1997, $2.4 million or 2.5% of the Savings Bank's total loan portfolio consisted of loans classified as construction loans.

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

     CONSUMER LOANS. The Savings Bank also offers automobile loans, home equity loans and lines of credit, student loans, deposit account secured loans and unsecured consumer loans. Automobile loans amounted to $2.0 million or 2.0% of the total loans receivable at December 31, 1997. Home equity loans and lines of credit amounted to $7.5 million or 7.7% of the total loans receivable at December 31, 1997. The student loan balance amounted to $2.2 million or 2.3% of the total loans receivable as of such date, deposit account secured loans had outstanding balances of $517,000 or .5% of total loans receivables as of such date and unsecured personal loans (including credit card balances outstanding) stood at $558,000 or .6% of total loans receivables as of such date.

     Automobile loans are secured by a lien on the title of the financed vehicle. The terms of the loan may not exceed 60 months. Rates on automobile loans may be fixed or floating. As of December 31, 1997, the entire automobile loan portfolio had fixed rate contracts. Automobile loans involve higher risk since the collateral rapidly depreciates. Defaults during the early months of the loan will likely result in a loss of principal due to the reduced value of the vehicle and the costs of repossession and sale. Automobile loans may be granted for up to 100% of the purchase price including transfer fees and taxes.

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

     In December 1995 the Savings Bank began issuing consumer credit cards to its existing customer base. Credit card loans outstanding amounted to $419,000 or .4% of the total loans receivable at December 31, 1997.

     Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. During 1997, the Savings Bank wrote-off three credit card loan balances with aggregate outstandings of $8,000. At December 31, 1997, $15,000 of the remaining consumer loans were classified as non-performing.

ASSET QUALITY

     When a borrower fails to make a required payment on a loan, the Savings Bank attempts to cure the deficiency by contacting the borrower and seeking the payment. Late notices are sent and/or personal contacts are made. In most cases, deficiencies are cured promptly. While the Savings Bank generally prefers to work with borrowers to resolve such problems, when a loan becomes 60 days delinquent, the loan is classified as substandard and presented to the Classification Committee for evaluation. Following such evaluation if the loan continues to be delinquent past 90 days the Savings Bank institutes foreclosure, repossession, setoff or other proceedings, as necessary, to minimize any potential loss.

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

     Under generally accepted accounting principles, the Savings Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings". In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Savings Bank for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Savings Bank would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in non-accrual loans. For the year ended December 31, 1997, the Savings Bank had no troubled debt restructurings and had no interest income arising from troubled debt restructuring.

     DELINQUENT LOANS. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Savings Bank's loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts which are past due.

                                           DECEMBER 31, 1997                            DECEMBER 31, 1996
                       ---------------------------------------------------------    --------------------------
                                                                  90 DAYS OR                            60-89
                          30-59 DAYS          60-89 DAYS            GREATER            30-59 DAYS        DAYS
                       -----------------   -----------------   -----------------    -----------------   ------
                                PERCENT             PERCENT             PERCENT              PERCENT
                                OF LOAN             OF LOAN             OF LOAN              OF LOAN
                       AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT   CATEGORY    AMOUNT   CATEGORY   AMOUNT
                       ------   --------   ------   --------   ------   --------    ------   --------   ------
                                                       (DOLLARS IN THOUSANDS)
Real estate loans:
 One-to-four family
  residences.........  $2,636     3.65%    $ 188       .26%    $ 589       .82%     $1,738     2.67%    $  75
 Commercial..........      0         0         0         0         7       .07          0         0         0
Consumer loans:......     92       .72         8       .06     $  15       .12      $   6       .06     $  15
                       ------              ------              ------               ------              ------
   Total.............  $2,728              $ 196               $ 611                $1,744              $  90
                       ======              ======              ======               ======              ======


                                     90 DAYS OR
                                       GREATER
                                  -----------------
                       PERCENT             PERCENT
                       OF LOAN             OF LOAN
                       CATEGORY   AMOUNT   CATEGORY
                       --------   ------   --------
Real estate loans:
 One-to-four family
  residences.........     .12%    $ 339       .52%
 Commercial..........       0         0         0
Consumer loans:......     .16     $   2       .02
                                  ------
   Total.............             $ 341
                                  ======

     NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of the Savings Bank's non-performing assets at the dates indicated. The Savings Bank had no loans during the periods indicated below which should be classified as troubled debt restructurings.

                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1997     1996     1995
                                                              ----     ----     ----
                                                              (DOLLARS IN THOUSANDS)
Non-accruing loans:
One-to-four family residential(1)...........................  $589     $339     $306
Consumer loans(2)...........................................    15        2        0
Commercial loans(3).........................................     7        0        0
                                                              ----     ----     ----
  Total nonperforming loans.................................   611      341      306
Real estate owned...........................................     0       50       42
                                                              ----     ----     ----
  Total nonperforming assets................................  $611     $391     $348
                                                              ====     ====     ====
Total nonperforming loans as a percentage of total loans....   .63%     .44%     .50%
                                                              ====     ====     ====
Total nonperforming assets as a percentage of total
  assets....................................................   .43%     .34%     .38%
                                                              ====     ====     ====

---------

(1) Consists of an aggregate of 11, 6 and 8 loans at December 31, 1997, 1996 and 1995, respectively.

(2) Consists of nine loans at December 31, 1997 and one loan at December 31, 1996.

(3) Consists of 1 loan at December 31, 1997.

     The Savings Bank's total non-performing assets have increased from $391,000 or .34% of total assets at December 31, 1996 to $611,000 or .43% of total assets at December 31, 1997. The $220,000 increase in total non-performing assets between December 31, 1996 and 1997 principally reflects increases in non-performing loans.

     At December 31, 1997 and at December 31, 1996, approximately $46,000 and $15,000 in interest income, respectively, would have been recorded in the period then ended on loans accounted for on a non-accrual basis if such loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. The Savings Bank had no accruing loans greater than 90 days delinquent.

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

     The following table summarizes changes in the allowance for loan losses and other selected statistics for the periods presented.

                                                                DECEMBER 31,
                                                        -----------------------------
                                                         1997       1996       1995
                                                         ----       ----       ----
                                                           (DOLLARS IN THOUSANDS)
Average total loans...................................  $89,303    $69,258    $61,638
                                                        =======    =======    =======
Allowance for loan losses, beginning of year..........  $   307    $   287    $   303
Charged-off loans(1)..................................       (8)       (24)       (53)
Recoveries on loans previously charged off............        0          0          1
Provision for loan losses.............................      104         44         36
                                                        -------    -------    -------
Allowance for loan losses, end of period..............  $   403    $   307    $   287
                                                        =======    =======    =======
Net loans charged-off to average loans................      .01%       .04%       .09%
                                                        =======    =======    =======
Allowance for loan losses to total loans..............      .42%       .40%       .46%
                                                        =======    =======    =======
Allowance for loan losses to nonperforming loans......    65.96%     89.88%     93.79%
                                                        =======    =======    =======

---------

(1) Consists of $8,000 of consumer loans in 1997; consists of $18,000 of one-to-four family residential mortgage loans and $6,000 of consumer loans in 1996; and consists of $23,000 of commercial real estate loans and $30,000 of one-to-four family residential loans in 1995.

     The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. This allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                                               DECEMBER 31,
                                         ---------------------------------------------------------
                                               1997                1996                1995
                                         -----------------   -----------------   -----------------
                                                    % OF                % OF                % OF
                                                  LOANS IN            LOANS IN            LOANS IN
                                                    EACH                EACH                EACH
                                                  CATEGORY            CATEGORY            CATEGORY
                                                  TO TOTAL            TO TOTAL            TO TOTAL
                                         AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                         ------   --------   ------   --------   ------   --------
                                                          (DOLLARS IN THOUSANDS)
Real Estate:
  One-to-four family, commercial real
  estate, participation, construction
  and other real estate................   $247      61.29%    $227      73.94%    $207      72.13%
Commercial Loan:
  Working capital and term loans for
  business uses........................     89      22.08        5       1.63        0          0
Consumer:
  Automobile, home equity, student,
  share and other consumer.............     67      16.63       75      24.43       80      27.87
                                          ----     ------     ----     ------     ----     ------
     Total.............................   $403     100.00%    $307     100.00%    $287     100.00%
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

     Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, Federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss". Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. At December 31, 1997, the Savings Bank had $611,000 of assets classified as "substandard" (all of which are set forth under "Non-Performing Assets" above) and no assets classified as "doubtful", "loss" or "special mention".

INVESTMENT ACTIVITIES

     GENERAL. The Company's Board of Directors has given authority to the Investment Committee of the Savings Bank to manage the investment activities of the Company. Investment activity at the Company is minimal. The Company has chosen to invest in several debt and equity securities. The aggregate market value of these investments, at December 31, 1997, is $658,000. These investments were selected on management's belief that the value would appreciate. These debt and equity investments represent .5% of the total consolidated assets of the Company and 1.7% of the total consolidated investment securities of the Company. Excess funds at the Company level are deposited into a money market account maintained at the Savings Bank.

     The Savings Bank's investment activities are managed by the Investment Committee designated by the Board of Directors of the Savings Bank. These activities are conducted in accordance with a written investment policy which is reviewed and approved by the Board of Directors at least annually. The Savings Bank's Asset and Liability Committee has been designated to work with management and the Board to implement and achieve the investment plan goals and to report at least quarterly to the Board in conjunction with its review of the Savings Bank's overall gap and interest rate risk position. As reflected in its investment policy, the Savings Bank's investment objective is to maintain a balance of high quality and diversified investments with a minimum of credit risk. Accordingly, the Savings Bank seeks a competitive return from its investments, but the rate of return is only one consideration which is weighed against the Savings Bank's other goals and objectives of liquidity and operating in a manner deemed by the Board to reflect safety and soundness.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents of the Savings Bank increased by $65,000 or 3.0% from fiscal 1996 to fiscal 1997. At December 31, 1997, cash and cash equivalents of the Savings Bank amounted to $2.2 million or 1.5% of total assets. The largest component in this category is interest-bearing deposits in banks, which amounted to $1.3 million at December 31, 1997. All such deposits were made with the FHLB of Pittsburgh.

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. As a savings and loan holding company, with majority ownership in one savings association that meets the requirement of a qualified thrift lender due to the level of its residential mortgage lending activities, the Company has broad investment powers. Other than 100% ownership of the Savings Bank, the Company has chosen only to maintain the loan to the ESOP, to invest in debt and equity securities with a market value totaling $658,000 at December 31, 1997 and to deposit the remaining funding of the Company in a money market and checking account maintained at the Savings Bank. Funds on deposit with the Savings bank are used for either loans or investment securities as determined by the Savings Bank.

     The Savings Bank has authority to invest in various types of assets. The Savings Bank's Investment Committee appointed by the Board is authorized by the Board to: purchase or sell U.S. Government securities and securities issued by agencies thereof; purchase, sell or trade any securities qualifying as eligible liquidity; purchase mortgage-related securities; purchase participations in the secondary mortgage market; invest in repurchase agreements secured by securities eligible for investment by the Savings Bank; invest in mutual funds restricted to authorized investments; invest in deposits with the FHLB of Pittsburgh and other authorized investments; invest in various corporate securities and bonds that have at least an "AA" rating by Standard & Poor's; and invest in various other mutual funds and certain equity issues as authorized by the Board. The Board of the Savings Bank does not permit investments in highly speculative securities.

     The Savings Bank's investments are all classified as "held to maturity" or "available for sale" upon acquisition based upon the Savings Bank's intent and ability to hold such investments to maturity at the time of investment in accordance with generally accepted accounting principles. The investment securities and mortgage-backed securities of the Savings Bank which are classified as "held to maturity" are carried at amortized cost, with any discount or premium amortized to maturity. The investment securities and mortgage-backed securities of the Savings Bank which are classified as "available for sale" are carried at fair value and are repriced monthly. All mutual fund investments are classified as investments available for sale.

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

     The FHLMC is a public corporation chartered by the U.S. Government and owned by the 12 Federal Home Loan Banks and Federally insured savings institutions. The FHLMC issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for conventional mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because the FHLMC and FNMA are U.S. Government sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. The GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs.

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

     The following tables set forth certain information relating to the Company's and Savings Bank's investment and mortgage-backed securities portfolio at the dates indicated:

                                                            DECEMBER 31,
                                --------------------------------------------------------------------
                                       1997                     1996                     1995
                                ------------------       ------------------       ------------------
                                AMORTIZED    % OF        AMORTIZED    % OF        AMORTIZED    % OF
                                  COST      TOTAL          COST      TOTAL          COST      TOTAL
                                ---------   ------       ---------   ------       ---------   ------
                                                       (DOLLARS IN THOUSANDS)
HELD TO MATURITY
Investment securities:
  U.S. Government
     securities...............  $   2,001    10.15%      $   2,002    19.00%      $   3,502   100.00%
  Federal agency
     obligations..............     17,720    89.85           8,533    81.00               0        0
                                ---------   ------       ---------   ------       ---------   ------
     Total investment
       securities.............  $  19,721   100.00%      $  10,535   100.00%      $   3,502   100.00%
                                =========   ======       =========   ======       =========   ======
Average remaining contractual
  life of investment                10.38
  securities..................       yrs.                8.01 yrs.                2.50 yrs.
                                =========                =========                =========
Mortgage-backed securities:
  GNMA........................  $   1,158    14.44%      $   1,361    13.71%      $   1,584    13.69%
  FHLMC.......................      6,775    84.47           8,453    85.16           9,841    85.04
  FNMA........................         87     1.09             113     1.13             147     1.27
                                ---------   ------       ---------   ------       ---------   ------
     Total mortgage-backed
       securities.............  $   8,020   100.00%      $   9,927   100.00%      $  11,572   100.00%
                                =========   ======       =========   ======       =========   ======

                                                            DECEMBER 31,
                                --------------------------------------------------------------------
                                       1997                     1996                     1995
                                ------------------       ------------------       ------------------
                                AMORTIZED    % OF        AMORTIZED    % OF        AMORTIZED    % OF
                                  COST      TOTAL          COST      TOTAL          COST      TOTAL
                                ---------   ------       ---------   ------       ---------   ------
                                                       (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE
Investment securities:
  Federal agency
     obligations..............  $   6,602    78.75%      $   6,503    80.91%      $   1,999    60.83%
  Marketable equity
     securities...............      1,781    21.25           1,535    19.09           1,287    39.17
                                ---------   ------       ---------   ------       ---------   ------
     Total investment
       securities.............  $   8,383   100.00%      $   8,038   100.00%      $   3,286   100.00%
                                =========   ======       =========   ======       =========   ======
Average remaining contractual
  life of investment
  securities..................  6.52 yrs.                8.31 yrs.                2.75 yrs.
                                =========                =========                =========
Mortgage-backed securities:
  FHLMC.......................  $   1,329    52.76%      $   2,356    63.93%      $   2,930    67.87%
  FNMA........................      1,191    47.24           1,329    36.07           1,387    32.13
                                ---------   ------       ---------   ------       ---------   ------
     Total mortgage-backed
       securities.............  $   2,520   100.00%      $   3,685   100.00%      $   4,317   100.00%
                                =========   ======       =========   ======       =========   ======

     The composition and maturities of the investment securities portfolio by contractual maturity are indicated in the following table:

                                                                        DECEMBER 31, 1997
                                          ------------------------------------------------------------------------------
                                          LESS THAN    1 TO 3      3 TO 5       OVER       TOTAL INVESTMENT     CARRYING
                                           1 YEAR       YEARS       YEARS      5 YEARS        SECURITIES         VALUE
                                          ---------   ---------   ---------   ---------   -------------------   --------
                                          AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR
                                            COST        COST        COST        COST        COST       VALUE
                                            ----        ----        ----        ----        ----       -----
                                                                      (DOLLARS IN THOUSANDS)
U.S. government securities and Federal
  agency obligations....................   $2,000      $3,101      $    0      $21,222     $26,323    $26,308   $26,281
Marketable equity securities............    1,781           0           0            0       1,781      1,947     1,947
                                           ------      ------      ------      -------     -------    -------   -------
Total investment securities.............   $3,781      $3,101      $    0      $21,222     $28,104    $28,255   $28,228
                                           ======      ======      ======      =======     =======    =======   =======
Weighted average yield..................     4.80%       5.99%        N/A         7.26%       6.79%       N/A       N/A
                                           ======      ======      ======      =======     =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The actual maturity of the Company's consolidated investment securities may differ from contractual maturity since certain of the Company's consolidated investment securities are subject to call provisions that allow the issuer to accelerate the maturity date of the security.

     The Savings Bank's investment securities portfolio at December 31, 1997 did not contain securities of any issuer with an aggregate book value in excess of 10% of the Savings Bank's equity, excluding those issued by the United States Government or its agencies.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's mortgage-backed securities at December 31, 1997.

                                                                          DUE IN
                           -----------------------------------------------------------------------------------------------------
                           LESS THAN      1 TO 3         3 TO 5         5 TO 10      10 TO 20     OVER 20     DECEMBER 31, 1997
                            1 YEAR        YEARS          YEARS           YEARS         YEARS       YEARS       AMORTIZED COST
                           ---------   ------------   ------------   -------------   ---------   ---------   -------------------
                           AMORTIZED    AMORTIZED      AMORTIZED       AMORTIZED     AMORTIZED   AMORTIZED   AMORTIZED    FAIR
                             COST          COST           COST           COST          COST        COST        COST       VALUE
                             ----          ----           ----           ----          ----        ----        ----       -----
                                                                  (DOLLARS IN THOUSANDS)
GNMA.....................   $    0        $    0         $    0         $    0        $  157      $1,001      $ 1,158    $ 1,189
FHLMC....................    1,043           557              0              0         6,218         286        8,104      8,184
FNMA.....................       87           282            909              0             0           0        1,278      1,260
                            ------        ------         ------         ------        ------      ------      -------    -------
Total....................   $1,130        $  839         $  909         $    0        $6,375      $1,287      $10,540    $10,633
                            ======        ======         ======         ======        ======      ======      =======    =======
Weighted Average Yield...     5.23%         6.16%          5.00%           N/A          6.54%       7.27%        6.32%       N/A
                            ======        ======         ======         ======        ======      ======      =======    =======

                           CARRYING
                            VALUE
                           --------
GNMA.....................  $ 1,158
FHLMC....................    8,114
FNMA.....................    1,259
                           -------
Total....................  $10,531
                           =======
Weighted Average Yield...      N/A
                           =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as held to maturity at December 31, 1997.

                                                                                                              DECEMBER 31,
                                                                                                                  1997
                                                                                                            TOTAL MORTGAGE-
                                                                                                                 BACKED
                                                            DUE IN                                             SECURITIES
                       ---------------------------------------------------------------------------------   ------------------
                         DUE 1
                         YEAR       1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20
                        OR LESS      YEARS       YEARS       YEARS       YEARS       YEARS
                       AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                         COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
U.S. Gov't & Agency
  Securities.........   $    0      $2,001        $ 0       $11,514     $ 6,206     $    0      $19,721    $19,749   $19,721
FHLMC Certificates...        0         557          0             0       6,218          0        6,775      6,844     6,775
GNMA Certificates....        0           0          0             0         157      1,001        1,158      1,189     1,158
FNMA Certificates....       87           0          0             0           0          0           87         89        87
                        ------      ------        ---       -------     -------     ------      -------    -------   -------
Total................   $   87      $2,558        $ 0       $11,514     $12,581     $1,001      $27,741    $27,871   $27,741
                        ======      ======        ===       =======     =======     ======      =======    =======   =======
Weighted Average
  Yield..............     8.00%       6.01%       N/A          7.31%       6.97%      7.07%        7.03%       N/A       N/A
                        ======      ======        ===       =======     =======     ======      =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The actual maturity of the Company's consolidated investment securities may differ from contractual maturity since certain of the Company's consolidated investment securities are subject to call provisions that allow the issuer to accelerate the maturity date of the security.

     The following table sets forth the contractual maturities of the Company's and Savings Bank's securities classified as available for sale at December 31, 1997.

                                                                                                              DECEMBER 31,
                                                                                                                  1997
                                                                                                            TOTAL MORTGAGE-
                                                                                                                 BACKED
                                                            DUE IN                                             SECURITIES
                       ---------------------------------------------------------------------------------   ------------------
                         DUE 1
                         YEAR       1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20
                        OR LESS      YEARS       YEARS       YEARS       YEARS       YEARS
                       AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                         COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
Marketable Equity
  Securities.........   $1,781      $    0       $   0      $    0      $    0       $   0      $ 1,781    $ 1,947   $ 1,947
U.S. Gov't & Agency
  Securities.........    2,000       1,100           0       1,502       2,000           0        6,602      6,559     6,559
FHLMC Certificates...    1,043           0           0           0           0         286        1,329      1,340     1,340
GNMA Certificates....        0           0           0           0           0           0            0          0         0
FNMA Certificates....        0         282         909           0           0           0        1,191      1,171     1,171
                        ------      ------       -----      ------      ------       -----      -------    -------   -------
Total................   $4,824      $1,382       $ 909      $1,502      $2,000       $ 286      $10,903    $11,017   $11,017
                        ======      ======       =====      ======      ======       =====      =======    =======   =======
Weighted Average
  Yield..............     4.84%       6.06%       5.00%       6.55%       7.05%       8.00%        5.73%       N/A       N/A
                        ======      ======       =====      ======      ======       =====      =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The actual maturity of the Company's consolidated investment securities may differ from contractual maturity since certain of the Company's consolidated investment securities are subject to call provisions that allow the issuer to accelerate the maturity date of the security.

     At December 31, 1997, the weighted average contractual maturity of all of the Savings Bank's mortgage-backed securities was approximately 11 years and the weighted average yield on the mortgage-backed securities portfolio was 6.31%. The actual maturity of a mortgage-backed security is less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, the Savings Bank may be subject to reinvestment risk because to the extent that the Savings Bank's mortgage-backed securities amortize or prepay faster than anticipated, the Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. At December 31, 1997, of the $10.5 million of mortgage-backed securities, an aggregate of $7.5 million were secured by fixed-rate mortgage loans and an aggregate of $3.0 million were secured by adjustable-rate mortgage loans.

     In February 1992, the OTS adopted a policy statement which states, among other things, that mortgage derivative products (including CMOs and CMO residuals and stripped mortgage backed securities) which possess average life or price volatility in excess of a benchmark fixed rate 30-year mortgage-backed pass-through security are "high-risk mortgage securities," are not suitable investments for depository institutions, must be carried in the institution's trading account or as assets held for sale, and must be marked to market on a regular basis. The Savings Bank has no "high risk" mortgage securities at December 31, 1997 and has no present intention to invest in such products.

SOURCES OF FUNDS

     GENERAL. The principal source of funds for the Company is the repayment of the loan to the ESOP, interest and dividends on its debt and equity investments (including its ownership of all of the capital stock of the Savings Bank) and interest paid on deposits maintained at the Savings Bank. The Savings Bank's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Savings Bank's branch offices. The Savings Bank also derives funds from amortization and prepayments of outstanding loans and mortgage-backed securities and from maturing investment securities. The Savings Bank has also borrowed from the FHLB of Pittsburgh. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions.

     DEPOSITS. The Savings Bank's current deposit products include passbook accounts, negotiable order of withdrawal ("NOW") accounts, non-interest bearing demand deposit accounts, tiered money market deposit accounts and certificates of deposit ranging in terms from six months to five years. The Savings Bank's deposit products also include Individual Retirement Account ("IRA") and Keogh certificates.

     The Savings Bank's deposits are obtained primarily from residents in its primary market area of Allegheny County and portions of Washington County and Westmoreland County, all of which are located in Western Pennsylvania. In October 1997, the Savings Bank opened its fourth branch and first supermarket branch at the Shop 'N' Save located at 125 W. Beau Street, Washington, PA 15301. The Savings Bank to a lesser extent obtains deposits from other locations in the greater Pittsburgh metropolitan area. The Savings Bank attracts deposit accounts by offering a wide variety of accounts, competitive interest rates and fee structures on transaction accounts, and convenient branch office locations and service hours. The Savings Bank primarily utilizes print media to attract new customers and savings deposits. The Savings Bank has never utilized the services of deposit brokers and had no brokered deposits at December 31, 1997. The Savings Bank presently operates four automated teller machines ("ATMs"), one at each of the branch offices maintained by the Savings Bank as of December 31, 1997. The Savings Bank is affiliated with a regional ATM network.

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

                                                                DECEMBER 31,
                                       ---------------------------------------------------------------
                                             1997                   1996                   1995
                                       -----------------      -----------------      -----------------
                                       AMOUNT    PERCENT      AMOUNT    PERCENT      AMOUNT    PERCENT
                                       ------    -------      ------    -------      ------    -------
                                                           (DOLLARS IN THOUSANDS)
Passbook and club accounts...........  $15,298    16.78%      $15,476    18.46%      $16,396    20.32%
Money market.........................   16,122    17.68        13,513    16.12         9,085    11.25
Certificates of deposit..............   45,803    50.25        43,683    52.12        45,842    56.78
NOW accounts.........................    9,933    10.90         8,595    10.25         7,325     9.07
Non-interest bearing.................    4,000     4.39         2,554     3.05         2,083     2.58
                                       -------   ------       -------   ------       -------   ------
  Total deposits.....................  $91,156   100.00%      $83,821   100.00%      $80,731   100.00%
                                       =======   ======       =======   ======       =======   ======

     The following table presents, by various interest rate categories, the amount of certificates of deposit at December 31, 1997 and the amounts at December 31, 1997 that mature during the periods indicated.

                                                   TOTAL AS OF
                                                   DECEMBER 31,          AMOUNTS AT DECEMBER 31, 1997
                                                       1997                    MATURING WITHIN
                                                   ------------      ------------------------------------
                                                                                  AFTER ONE
                                                                                  BUT WITHIN
                                                                       ONE          THREE
             CERTIFICATES OF DEPOSIT                                  YEAR          YEARS      THEREAFTER
             -----------------------                                  ----          -----      ----------
                                                                   (DOLLARS IN THOUSANDS)
4.01% to 6.00%...................................    $35,737         $28,267        $4,959       $2,511
6.01% to 8.00%...................................     10,066           5,837         4,050          179
                                                     -------         -------        ------       ------
  Total certificate accounts.....................    $45,803         $34,104        $9,009       $2,690
                                                     =======         =======        ======       ======

     The following table presents the average balance of each deposit type and the average rate paid on each deposit type, net of early withdrawal penalties for the periods indicated.

                                                               DECEMBER 31,
                                   ---------------------------------------------------------------------
                                          1997                     1996                     1995
                                   -------------------      -------------------      -------------------
                                   AVERAGE    AVERAGE       AVERAGE    AVERAGE       AVERAGE    AVERAGE
                                   BALANCE   RATE PAID      BALANCE   RATE PAID      BALANCE   RATE PAID
                                   -------   ---------      -------   ---------      -------   ---------
                                                          (DOLLARS IN THOUSANDS)
Passbook and club accounts.......  $15,587     2.53%        $16,112     2.55%        $16,882     2.54%
Money market.....................   15,014     3.56          10,649     3.15           9,914     2.97
Certificates of deposit..........   45,579     5.62          45,522     5.54          42,456     5.58
NOW accounts.....................    9,272     1.74           8,009     1.73           7,017     1.72
Non-interest bearing.............    3,165     0.00           2,002     0.00           1,442     0.00
                                   -------     ----         -------     ----         -------     ----
Total deposits...................  $88,617     4.12%        $82,294     4.14%        $77,711     4.14%
                                   =======     ====         =======     ====         =======     ====

     The following table sets forth the Savings Bank's net savings flows during the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1996       1995
                                                               ----       ----       ----
                                                                     (IN THOUSANDS)
Beginning balance...........................................  $83,821    $80,731    $75,313
Increase (decrease) before interest credited................    3,685       (317)     2,201
Interest credited...........................................    3,650      3,407      3,217
                                                              -------    -------    -------
Net savings increase........................................    7,335      3,090      5,418
                                                              -------    -------    -------
Ending balance..............................................  $91,156    $83,821    $80,731
                                                              =======    =======    =======

     The following table sets forth maturities of the Savings Bank's certificates of deposit of $100,000 or more at December 31, 1997 by time remaining to maturity.

                                                              IN THOUSANDS
                                                              ------------
Three months or less........................................     $  306
Over three months through six months........................      2,401
Over six months through 12 months...........................      1,414
Over 12 months..............................................      1,251
                                                                 ------
  Total.....................................................     $5,372
                                                                 ======

     BORROWINGS FROM FHLB OF PITTSBURGH AS OF DECEMBER 31. The following table sets forth the borrowing history of the Savings Bank from the FHLB of Pittsburgh for the last three years.

                                                                      AT DECEMBER 31,
                                                             ----------------------------------
                                                              1997          1996          1995
                                                              ----          ----          ----
                                                                   (DOLLARS IN THOUSANDS)
Amount Outstanding At Year End.............................  $34,677       $14,477       $2,977
                                                             =======       =======       ======
Maximum Balance............................................  $34,977       $15,077       $4,861
                                                             =======       =======       ======
Average Balance............................................  $28,554       $ 5,169       $3,078
                                                             =======       =======       ======
Weighted Average Interest Rate:
  At end of year...........................................     5.78%         5.96%        6.25%
                                                             =======       =======       ======
  During Year..............................................     5.57%         5.34%        6.24%
                                                             =======       =======       ======

     The Savings Bank utilized the increased borrowings during 1997 to meet increased loan demand. As of December 31, 1997, the Savings Bank also had a revolving credit commitment from the FHLB of Pittsburgh of $8.2 million all of which remained available for borrowing. To secure the repayment of any outstanding borrowings from the FHLB of Pittsburgh and any borrowings under this revolving credit commitment or any other credit product offered by the FHLB of Pittsburgh, the Savings Bank has pledged to the FHLB of Pittsburgh investments of the Savings Bank in U.S. Government and U.S. agency securities and U.S. Government and U.S. agency mortgage-backed securities and 100% of its unencumbered home loan mortgages.

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

     At December 31, 1997, the Savings Bank exceeded all of the capital requirements applicable to it. Set forth below is a summary of the Savings Bank's compliance with the applicable capital standards as of December 31, 1997 and as of December 31 of each of the preceding four years.

                              AS OF                  AS OF                  AS OF                 AS OF
                        DECEMBER 31, 1997      DECEMBER 31, 1996      DECEMBER 31, 1995     DECEMBER 31, 1994
                       --------------------   --------------------   -------------------   -------------------
                                 PERCENT OF             PERCENT OF            PERCENT OF            PERCENT OF
                       AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)    AMOUNT   ASSETS(2)    AMOUNT   ASSETS(2)
                       ------    ---------    ------    ---------    ------   ---------    ------   ---------
                                                       (DOLLARS IN THOUSANDS)
Tangible capital:(1)
  Requirement........ $ 2,139       1.50%    $ 1,719       1.50%     $1,378      1.50%     $1,316      1.50%
  Actual.............  12,592       8.83      11,787      10.28       7,228      7.87       7,049      8.03
  Excess............. $10,453       7.33%    $10,068       8.78%     $5,850      6.37%     $5,733      6.53%
Core capital:(1)(2)
  Requirement........ $ 4,279       3.00%    $ 3,438       3.00%     $2,757      3.00%     $2,632      3.00%
  Actual.............  12,592       8.83      11,787      10.28       7,228      7.87       7,049      8.03
  Excess............. $ 8,313       5.83%    $ 8,349       7.28%     $4,471      4.87%     $4,417      5.03%
Risk-based
  capital:(1)
  Requirement(4)..... $ 5,537       8.00%    $ 4,064       8.00%     $3,101      8.00%     $2,985      8.00%
  Actual(3)..........  12,995      18.78      12,094      23.81       7,515     19.39       7,352     19.70
  Excess............. $ 7,458      10.78%    $ 8,030      15.81%     $4,414     11.39%     $4,367     11.70%

                              AS OF
                        DECEMBER 31, 1993
                       -------------------
                                PERCENT OF
                       AMOUNT   ASSETS(2)
                       ------   ---------
Tangible capital:(1)
  Requirement........  $1,238      1.50%
  Actual.............   6,500      7.90
  Excess.............  $5,262      6.40%
Core capital:(1)(2)
  Requirement........  $2,476      3.00%
  Actual.............   6,500      7.90
  Excess.............  $4,024      4.90%
Risk-based
  capital:(1)
  Requirement(4).....  $2,682      8.00%
  Actual(3)..........   6,800     20.30
  Excess.............  $4,118     12.30%

---------

(1) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets. As of December 31, 1997, the difference between capital under generally accepted accounting principles ("GAAP") and regulatory tangible and core capital is attributable to $30,000 for the Savings Bank's net unrealized holding losses on available-for-sale securities to arrive at regulatory tangible and core capital of $12,592,000.

(2) To be "adequately capitalized" for purposes of the OTS' Prompt Corrective Action regulations, core capital generally must be at least 4.0%.

(3) As of December 31, 1997, the difference between capital under generally accepted accounting principles and regulatory risk-based capital is attributable to an addition to generally accepted accounting principles capital of $403,000 for the allowance for loan loss and $30,000 for the Savings Bank's net unrealized holding gains (losses) on available-for-sale securities to arrive at regulatory risk-based capital of $12,995,000.

(4) Calculated based on the OTS requirement of 8.0% of risk-weighted assets.

            DIRECTOR AND EXECUTIVE OFFICER BIOGRAPHICAL INFORMATION

     Set forth below are the directors and executive officers of the Company and the Savings Bank together with information concerning the principal occupations during the last five years for such directors and executive officers.

     MARTIN W. DOWLING has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1992. Mr. Dowling is the director and owner of Jefferson Hills Real Estate, Inc. He is also President of Martin W. Dowling, Inc., a building and remodeling company, and President of Town Hall Estates, Inc., and Meadow Green Corp., both companies being in the business of real estate development. Mr. Dowling also serves as director of Jefferson Hospital and other healthcare-related organizations.

     JAMES M. HEIN is the Chief Financial Officer of the Savings Bank and has performed as such since January 1996. Prior to that time Mr. Hein acted as the Controller of the Savings Bank. In connection with the formation of the Company and the Conversion of the Savings Bank, Mr. Hein was appointed the Controller of the Company.

     MICHAEL R. MACOSKO has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1992. Mr. Macosko is a pharmacist with Eckerd Drug, Inc., and has performed as such since 1995 with Eckerd Drug, Inc. and its predecessor Thrift Drug, Inc. From 1974 until 1995 he was pharmacist, owner and President of Woody's Drug Store, Inc.

     CHARLES P. MCCULLOUGH has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1995. Mr. McCullough is an attorney and a shareholder with Tucker Arensberg, P.C., and has performed as an attorney at Tucker Arensberg, P.C. since November of 1995. Prior to his employment by Tucker Arensberg, P.C., Mr. McCullough was a solo practitioner attorney at law.

     MARK R. SCHOEN has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1994. Mr. Schoen is an Assistant Vice President of Business Development for Federated Investors, a company servicing the mutual fund industry. Mr. Schoen has performed in this capacity since 1997. Prior to 1997, Mr. Schoen was employed as an Assistant Vice President of Product Administration for Federated Investors and had performed as such since 1992.

     JOHN A. STIVER has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1986. Mr. Stiver is a CPA licensed to practice in Pennsylvania since 1972 and has been a self employed CPA since 1980. Mr. Stiver serves as Chairman of the Board of Directors of the Company and the Savings Bank. He is also President and owner of C & J Leasing Co., an equipment leasing company, President and owner of Jackson Group, Ltd., an investment company, and President and owner of Miller's Mini Storage, Inc., a self-storage company.

     PATRICIA A. WHITE has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1989. Ms. White is the Executive Vice President of the Savings Bank, and has performed as such since 1989. She is also the Corporate Secretary of the Savings Bank and has performed as such since 1986. Her main duties include oversight of the marketing, compliance, security and loan origination areas of the Savings Bank. In connection with the formation of the Company and the Conversion, Ms. White was appointed Treasurer and Secretary of the Company.

     ROBERT S. ZYLA has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1984. Mr. Zyla is the President, Chief Executive Officer and Treasurer of the Savings Bank. Mr. Zyla was appointed President of the Savings Bank in 1989. Mr. Zyla received the title of Chief Executive Officer and Treasurer of the Savings Bank in 1995. In connection with the formation of the Company and the Conversion, Mr. Zyla was appointed the President of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Prestige Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Prestige Bancorp, Inc. (the Corporation) and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestige Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
January 14, 1998

                             PRESTIGE BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                  1997            1996
                                                                  ----            ----
                           ASSETS
Cash and due from banks.....................................  $    927,362    $    735,951
Interest-bearing deposits with banks........................     1,286,099       1,411,727
Investment securities:
  Available for sale........................................    11,017,858      11,442,549
  Held to maturity (market value $27,870,426 and
     $20,364,934, respectively).............................    27,741,398      20,461,927
Loans.......................................................    98,429,871      77,364,459
Less--Unearned income (deferred costs), net.................       (10,856)         (2,735)
       Allowance for loan losses............................       402,964         306,926
       Loans in process.....................................     1,856,802         515,115
                                                              ------------    ------------
          Net loans.........................................    96,180,961      76,545,153
                                                              ------------    ------------
Federal Home Loan Bank stock, at cost.......................     1,748,900         753,900
Premises and equipment, net.................................     2,673,794       1,880,919
Accrued interest receivable.................................     1,033,261         810,884
Deferred tax asset..........................................            --          35,726
Other assets................................................       653,077         561,413
                                                              ------------    ------------
Total assets................................................  $143,262,710    $114,640,149
                                                              ============    ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing deposits..............................  $  4,000,085    $  2,554,148
  Interest-bearing deposits.................................    87,155,740      81,267,320
                                                              ------------    ------------
          Total deposits....................................    91,155,825      83,821,468
  Federal Home Loan Bank advances...........................    34,677,000      14,477,000
  Advance payments by borrowers for taxes and insurance.....       856,881         622,057
  Income taxes payable......................................       178,068          24,360
  Deferred tax liability....................................        77,927              --
  Accrued interest payable..................................       153,336          37,954
  Other liabilities.........................................       533,862         227,110
                                                              ------------    ------------
          Total liabilities.................................   127,632,899      99,209,949
                                                              ------------    ------------
Stockholders' Equity:
  Preferred stock, $1.00 par value; 5,000,000 shares
     authorized,
     none issued............................................            --              --
  Common stock, $1.00 par value; 10,000,000 shares
     authorized, 963,023 shares issued......................       963,023         963,023
  Treasury stock, 48,150 shares on December 31, 1997, at
     cost;
     none at December 31, 1996..............................      (775,881)             --
  Additional paid in capital................................     8,033,296       8,000,176
  Unearned ESOP shares......................................      (724,050)       (755,490)
  Retained earnings.........................................     8,064,202       7,390,945
  Net unrealized holding gains (losses) on available for
     sale securities, net of taxes..........................        69,221        (168,454)
                                                              ------------    ------------
          Total stockholders' equity........................    15,629,811      15,430,200
                                                              ------------    ------------
Total liabilities and stockholders' equity..................  $143,262,710    $114,640,149
                                                              ============    ============

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                1997          1996          1995
                                                                ----          ----          ----
INTEREST INCOME:
Interest and fees on loans.................................  $6,786,131    $5,078,301    $4,289,258
Interest on mortgage-backed securities.....................     773,171       922,491     1,014,922
Interest and dividends on other investment securities......   1,706,379       656,991       334,581
Interest on deposits in other financial institutions.......     105,621        90,584        80,180
                                                             ----------    ----------    ----------
       Total interest income...............................   9,371,302     6,748,367     5,718,941
                                                             ----------    ----------    ----------
INTEREST EXPENSE:
Interest on deposits.......................................   3,650,221     3,406,804     3,213,488
Advances from Federal Home Loan Bank.......................   1,590,207       276,022       192,148
                                                             ----------    ----------    ----------
       Total interest expense..............................   5,240,428     3,682,826     3,405,636
                                                             ----------    ----------    ----------
       Net interest income.................................   4,130,874     3,065,541     2,313,305
                                                             ----------    ----------    ----------
PROVISION FOR LOAN LOSSES..................................     104,000        44,000        36,000
                                                             ----------    ----------    ----------
       Net interest income after provision for loan
         losses............................................   4,026,874     3,021,541     2,277,305
                                                             ----------    ----------    ----------
OTHER INCOME:
Fees and service charges...................................     321,727       260,685       217,937
Gain on sale of investments................................      20,704        --            --
Other income, net..........................................      29,932        36,327         3,893
                                                             ----------    ----------    ----------
       Total other income..................................     372,363       297,012       221,830
                                                             ----------    ----------    ----------
OTHER EXPENSES:
Salaries and employee benefits.............................   1,567,942     1,221,432     1,016,382
Premises and occupancy costs...............................     332,882       326,200       314,513
Federal deposit insurance premiums.........................      56,508       175,984       174,225
Special SAIF assessment....................................      --           501,727        --
Data processing costs......................................     204,757       171,485       154,063
Advertising costs..........................................     108,280        86,157        93,740
Transaction processing costs...............................     191,773       159,213       141,418
ATM transaction fees.......................................      92,515        92,174        86,243
Other expenses.............................................     567,173       369,282       274,623
                                                             ----------    ----------    ----------
       Total other expenses................................   3,121,830     3,103,654     2,255,207
                                                             ----------    ----------    ----------
Income before income tax expense...........................   1,277,407       214,899       243,928
INCOME TAX EXPENSE.........................................     492,920        69,386        83,069
                                                             ----------    ----------    ----------
NET INCOME.................................................  $  784,487    $  145,513    $  160,859
                                                             ==========    ==========    ==========
PER COMMON SHARE DATA:
  Basic:
    Net Income(1)..........................................  $     0.92    $   --           N/A
                                                             ==========    ==========    ==========
    Average number of common shares outstanding(2).........     851,976       886,755       N/A
                                                             ==========    ==========    ==========
  Diluted:
    Net Income(1)..........................................  $     0.92    $   --           N/A
                                                             ==========    ==========    ==========
    Average number of common shares outstanding(2).........     854,793       886,755       N/A
                                                             ==========    ==========    ==========
  Cash Dividends Declared(1)...............................  $     0.12        --           N/A
                                                             ==========    ==========    ==========

---------
(1) Earnings per share and cash dividends declared information for 1996 represents the period subsequent to initial issuance of common stock on June 27, 1996.
(2) Weighted shares outstanding for 1996 represent the weighted shares outstanding from June 27, 1996 to December 31, 1996.

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                    NET UNREALIZED
                                                                                                    HOLDING GAINS
                                                                                                     (LOSSES) ON
                                                           ADDITIONAL                               AVAILABLE FOR
                              COMMON STOCK     TREASURY     PAID-IN      UNEARNED      RETAINED    SALE SECURITIES,
                             $1.00 PAR VALUE     STOCK      CAPITAL     ESOP SHARES    EARNINGS      NET OF TAXES        TOTAL
                             ---------------     -----      -------     -----------    --------      ------------        -----
BALANCE, December 31,
  1994.....................     $     --       $      --   $       --    $      --    $7,084,573      $ (35,463)      $ 7,049,110
Net income.................           --              --           --           --       160,859             --           160,859
Net unrealized losses on
  available for sale
  securities, net of tax...           --              --           --           --            --        (31,994)          (31,994)
                                --------       ---------   ----------    ---------    ----------      ---------       -----------
BALANCE, December 31,
  1995.....................           --              --           --           --     7,245,432        (67,457)        7,177,975
Net income.................           --              --           --           --       145,513             --           145,513
Issuance and exchange of
  963,023 shares of common
  stock as a result of the
  conversion...............      963,023              --    7,995,781           --            --             --         8,958,804
77,014 shares acquired for
  ESOP.....................           --              --           --     (770,410)           --             --          (770,410)
Allocation of 1,492 ESOP
  shares...................           --              --        4,395       14,920            --             --            19,315
Net unrealized losses on
  available for sale
  securities, net of tax...           --              --           --           --            --       (100,997)         (100,997)
                                --------       ---------   ----------    ---------    ----------      ---------       -----------
BALANCE, December 31,
  1996.....................      963,023              --    8,000,176     (755,490)    7,390,945       (168,454)       15,430,200
Net income.................           --              --           --           --       784,487             --           784,487
Allocation of 3,144 ESOP
  shares...................           --              --       33,120       31,440            --             --            64,560
Net unrealized gains on
  available for sale
  securities, net of tax...           --              --           --           --            --        237,675           237,675
Cash dividends declared....           --              --           --           --      (111,230)            --          (111,230)
Treasury stock purchases,
  48,150 shares............           --        (775,881)          --           --            --             --          (775,881)
                                --------       ---------   ----------    ---------    ----------      ---------       -----------
BALANCE, December 31,
  1997.....................     $963,023       $(775,881)  $8,033,296    $(724,050)   $8,064,202      $  69,221       $15,629,811
                                ========       =========   ==========    =========    ==========      =========       ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                  1997          1996          1995
                                                                  ----          ----          ----
OPERATING ACTIVITIES:
Net income..................................................  $    784,487   $   145,513   $   160,859
                                                              ------------   -----------   -----------
Adjustments to reconcile net income to net cash provided
  (used) by operating activities--
    Depreciation of premises and equipment..................       188,779       171,044       155,618
    Amortization of premiums and discounts, net.............       (31,805)       (4,354)       (2,791)
    Non cash compensation expense related to MRP Plan.......        88,307            --            --
    Non cash compensation expense related to ESOP benefit...        84,484        30,071            --
    Loss on sale of mutual funds............................         3,200            --            --
    Loss on sale of available for sale mortgage-backed
     securities.............................................           792            --            --
    Gain on call of held to maturity investment
     securities.............................................       (24,696)           --            --
    Loss on sale of premises and equipment..................            --            --        32,675
    Provision for loan losses...............................       104,000        44,000        36,000
    Increase (decrease) in other liabilities................       286,828        25,524      (185,828)
    Increase (decrease) in accrued interest payable.........       115,382       (37,978)       46,355
    Increase (decrease) in income taxes payable.............       108,912       (60,524)      (81,736)
    Increase in accrued interest receivable.................      (222,377)     (237,334)      (63,991)
    Decrease (increase) in other assets.....................        30,435         1,584       (88,230)
    Other, net..............................................            --         1,783       (13,862)
                                                              ------------   -----------   -----------
        Total adjustments...................................       732,241       (66,184)     (165,790)
                                                              ------------   -----------   -----------
        Net cash provided (used) by operating activities....     1,516,728        79,329        (4,931)
                                                              ------------   -----------   -----------
INVESTING ACTIVITIES:
Loan originations...........................................   (38,985,258)  (26,118,053)   (8,875,462)
Principal payments on loans.................................    19,245,450    10,935,360     8,080,275
Proceeds from calls and maturities of held to maturity
  investment securities.....................................     8,524,696     1,700,000       500,000
Proceeds from sale of available for sale mutual funds.......       101,000            --            --
Proceeds from sale of available for sale mortgaged-backed
  securities................................................       633,274            --            --
Proceeds from call of available for sale investment
  securities................................................     1,000,000            --            --
Return of capital on investment securities..................        29,100            --            --
Purchases of held to maturity investment securities.........   (17,672,530)   (8,735,000)   (1,502,422)
Purchases of available for sale securities..................    (1,479,908)   (4,747,900)      (67,785)
Principal payments on available for sale mortgage-backed
  securities................................................       543,835       637,010            --
Principal payments on held to maturity mortgage-backed
  securities................................................     1,914,386     1,643,112     1,719,761
Purchases of held to maturity mortgage-backed securities....            --            --      (978,469)
Purchases of premises and equipment.........................      (981,654)     (183,397)     (275,007)
Proceeds from sale of premises and equipment................            --            --        90,053
Purchase of land............................................            --      (265,717)           --
Purchase of Federal Home Loan Bank stock....................      (995,000)      (20,200)      (40,000)
                                                              ------------   -----------   -----------
        Net cash used by investing activities...............   (28,122,609)  (25,154,785)   (1,349,056)
                                                              ------------   -----------   -----------
FINANCING ACTIVITIES:
Increase in advance payments by borrowers for taxes and
  insurance.................................................       234,824        50,277        74,635
Purchases of MRP shares.....................................      (210,406)           --            --
Proceeds from Federal Home Loan Bank advances...............    88,607,500    44,850,000     2,027,000
Payments on Federal Home Loan Bank advances.................   (68,407,500)  (33,350,000)   (3,311,400)
Net increase (decrease) in money market, NOW and passbook
  savings accounts..........................................     5,214,353     5,249,401    (2,519,341)
Net increase (decrease) in certificate accounts.............     2,120,004    (2,158,605)    7,936,529
Purchases of treasury stock.................................      (775,881)           --            --
Common stock dividends paid.................................      (111,230)           --            --
Net proceeds from stock offering............................            --     8,188,394            --
                                                              ------------   -----------   -----------
        Net cash provided by financing activities...........    26,671,664    22,829,467     4,207,423
                                                              ------------   -----------   -----------
        Net increase (decrease) in cash and cash
        equivalents.........................................        65,783    (2,245,989)    2,853,436

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............     2,147,678     4,393,667     1,540,231
                                                              ------------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  2,213,461   $ 2,147,678   $ 4,393,667
                                                              ============   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes..................  $    381,000   $   132,000   $   129,770
                                                              ============   ===========   ===========
Cash paid during the year for interest on deposits and
  borrowings................................................  $  5,125,044   $ 3,682,828   $ 3,408,936
                                                              ============   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY:
Loans transferred to real estate owned......................  $         --   $    10,000   $    80,716
                                                              ============   ===========   ===========
Investment securities transferred from held to maturity to
  available for sale........................................  $         --   $        --   $ 6,316,596
                                                              ============   ===========   ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1.  PLAN OF CONVERSION:

     On February 14, 1996, the Board of Directors of Prestige Bank, F.S.B. (the
Bank) adopted a Plan of Conversion (the Plan) from a federally chartered mutual savings bank to a federally chartered stock savings bank and the issuance of its stock to Prestige Bancorp, Inc., (the Corporation), a Pennsylvania corporation. The Plan provided that the holding company offer nontransferable subscription rights to purchase common stock of the holding company. The rights were offered first to eligible account holders of record, a tax-qualified employee stock ownership plan to be adopted by the Bank, supplemental eligible account holders, certain other depositors and borrowers, and directors, officers and employees.

     The Corporation sold 963,023 shares of its common stock (including 77,041 shares to its newly formed Employee Stock Ownership Trust (the ESOP)), at $10.00 per share. Simultaneously there was a corresponding exchange of all of the Bank's stock for approximately 50% of the net offering proceeds. The remaining portion of the net proceeds were retained by the Corporation net of $770,410 which was loaned to the ESOP for its purchase. The conversion and public offering was completed on June 27, 1996 with net proceeds from the offering, net of the ESOP loan, totaling $8,188,394, after offering expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS

     Prestige Bancorp, Inc. through its wholly-owned subsidiary, the Bank, is primarily engaged in the business of attracting deposits in the form of savings accounts and investing such funds in the origination or purchase of commercial loans, residential mortgage loans and consumer loans, including credit card services, and in mortgage-backed and other securities. The Bank conducts its business through four offices located in the greater Pittsburgh metropolitan area.

     The following comprise the significant accounting policies which the Corporation follows in preparing and presenting its financial statements:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents in the accompanying statements of cash flows include cash and due from banks and interest-bearing deposits with banks. Interest-bearing deposits are on deposit with domestic banks and are due within three months. The Corporation had no deposits in foreign banks or in foreign branches of United States banks. In addition, cash and due from banks at December 31, 1997 and 1996 included $164,000 and $77,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

INVESTMENT SECURITIES

     The Bank follows Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which specifies a methodology for the classification of such securities as either held to maturity, available for sale or as trading assets. Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Corporation has the ability to hold the securities until maturity. Debt securities classified as held to maturity are carried on the Corporation's books at cost, adjusted for amortization of premium and accretion of discount using the interest method.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
Alternatively, investments are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the investments as part of the Corporation's asset/ liability management strategy. Investments classified as available for sale include securities which may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and credited (charged) to a separate component of equity on a net of tax basis. The Corporation presently is not authorized by its Board of Directors and does not engage in trading activity. Gains or losses on the sale of available for sale securities are recognized in income upon realization using the specific identification method.

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

     The Corporation's policy is to review separately each of its commercial loans in order to determine if a loan is impaired. The Corporation also has identified multiple pools of small-dollar-value homogeneous loans which are evaluated collectively for impairment. These separate pools are for residential mortgage loans and for consumer loans. As facts such as a significant delinquency in payments of 90 days or more, a bankruptcy or other circumstances become known on specific loans within either loan pool, individual loans are reviewed and are removed from the pool if deemed to be impaired.

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

EMPLOYEE BENEFITS

     The Corporation has a noncontributory defined benefit pension plan covering substantially all employees of the Bank. Pension cost is charged to expense. Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

     Effective June 27, 1996, the Corporation established the ESOP plan, which acquired 77,041 shares in connection with the Plan of Conversion. As of December 31, 1997 and 1996, 72,405 and 75,549 shares, respectively, remain unearned.

     On April 23, 1997, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and Management Recognition and Retention Plan and Trust (the MRP Plan).

     See notes 12, 13 and 14 for additional information.

INCOME TAXES

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

EARNINGS PER COMMON SHARE

     During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. All prior periods have been restated to reflect this adoption. Treasury shares are treated as retired for earnings per share purposes.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
Basic earnings per share:
  Net income (1)............................................  $784,487   $  3,070
  Average shares outstanding (1)............................   851,976    886,755
  Earnings per share (2)....................................  $    .92         --
Diluted earnings per share:
  Net income (1)............................................  $784,487   $  3,070
  Average shares outstanding (1)............................   851,976    886,755
  Stock options.............................................     2,817         --
                                                              --------   --------
  Diluted average shares outstanding (1)....................   854,793    886,755
  Earnings per share (2)....................................  $    .92         --

---------

(1) Net income and weighted shares outstanding for 1996 are for the period from June 27, 1996 to December 31, 1996.

(2) Earnings per share information for 1996 represents the period subsequent to initial issuance of common stock on June 27, 1996.

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

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
FUTURE ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This standard establishes reporting requirements for a new statement of comprehensive income and its components to be included with the financial statements currently required. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard establishes disclosure requirements for reporting information about operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997.

3.  INVESTMENT SECURITIES:

     The cost and market values of investment securities are summarized as follows:

     Investment securities held to maturity:

                                                        DECEMBER 31, 1997
                                       ---------------------------------------------------
                                                       GROSS        GROSS
                                        AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                          COST         GAINS        LOSSES        VALUE
                                       -----------    --------     --------    -----------
U.S. government and government agency
  obligations:
     Due after one and within five
       years.........................  $ 2,001,480    $ 15,763     $ 10,518    $ 2,006,725
     Due within ten years............   11,514,303      36,587        3,280     11,547,610
     Due after ten years.............    6,205,592          --       11,500      6,194,092
Federal Home Loan Mortgage
  Corporation (FHLMC) certificates:
     Due after one and within five
       years.........................      556,615       7,494           --        564,109
     Due after ten years.............    6,217,776      62,247           --      6,280,023
Government National Mortgage
  Association (GNMA) certificates due
  after 10 years.....................    1,158,357      30,793           --      1,189,150
Federal National Mortgage Association
  (FNMA) certificates due within
  one year...........................       87,275       1,442           --         88,717
                                       -----------    --------     --------    -----------
                                       $27,741,398    $154,326     $ 25,298    $27,870,426
                                       ===========    ========     ========    ===========

     The maturities within the table above are based upon contractual maturity.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED
     Investment securities available for sale:

                                                        DECEMBER 31, 1997
                                       ---------------------------------------------------
                                                       GROSS        GROSS
                                                     UNREALIZED   UNREALIZED     MARKET
                                          COST         GAINS        LOSSES        VALUE
                                       -----------    --------     --------    -----------
U.S. government and government agency
  obligations:
     Due within one year.............  $ 2,000,000    $     --     $ 13,740    $ 1,986,260
     Due after one and within five
       years.........................    1,100,344          --          539      1,099,805
     Due within ten years............    1,501,819          --       13,694      1,488,125
     Due after ten years.............    2,000,000          --       14,680      1,985,320
Federal Home Loan Mortgage
  Corporation (FHLMC) certificates:
     Due within one year.............    1,042,500         880        3,116      1,040,264
     Due after ten years.............      286,050      13,719           --        299,769
Federal National Mortgage Association
  (FNMA) certificates due after one
  and within five years..............    1,190,371          --       19,059      1,171,312
Mutual fund investment...............    1,325,890          --       36,609      1,289,281
Common stock portfolio...............      455,427     202,295           --        657,722
                                       -----------    --------     --------    -----------
                                       $10,902,401    $216,894     $101,437    $11,017,858
                                       ===========    ========     ========    ===========

     The maturities within the table above are based upon contractual maturity.

     Investment securities held to maturity:

                                                        DECEMBER 31, 1996
                                       ---------------------------------------------------
                                                       GROSS        GROSS
                                        AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                          COST         GAINS        LOSSES        VALUE
                                       -----------    -------      --------    -----------
U.S. government and government agency
  obligations:
     Due after one and within five
       years.........................  $ 2,001,817    $18,585      $ 34,157    $ 1,986,245
     Due within ten years............    8,033,495         --        44,595      7,988,900
     Due after ten years.............      500,000         --         4,750        495,250
Federal Home Loan Mortgage
  Corporation (FHLMC) certificates:
     Due within one year.............      341,450      5,365            --        346,815
     Due after one and within five
       years.........................      762,019      2,372            --        764,391
     Due after ten years.............    7,349,663      3,882        83,648      7,269,897
Government National Mortgage
  Association (GNMA) certificates due
  after 10 years.....................    1,360,819     36,582            --      1,397,401
Federal National Mortgage Association
  (FNMA) certificates due after one
  and within five years..............      112,664      3,371            --        116,035
                                       -----------    -------      --------    -----------
                                       $20,461,927    $70,157      $167,150    $20,364,934
                                       ===========    =======      ========    ===========

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED
     The maturities within the table above are based upon contractual maturity:

     Investment securities available for sale:

                                                        DECEMBER 31, 1996
                                       ---------------------------------------------------
                                                       GROSS        GROSS
                                                     UNREALIZED   UNREALIZED     MARKET
                                          COST         GAINS        LOSSES        VALUE
                                       -----------    -------      --------    -----------
U.S. government and government agency
  obligations:
     Due after one and within five
       years.........................  $ 2,000,000    $    --      $ 41,260    $ 1,958,740
     Due within ten years............    2,503,498         --        56,323      2,447,175
     Due after ten years.............    2,000,000         --        73,440      1,926,560
Federal Home Loan Mortgage
  Corporation (FHLMC) certificates:
     Due after one and within five
       years.........................    2,065,943        163        45,028      2,021,078
     Due after ten years.............      289,776      6,704            --        296,480
Federal National Mortgage Association
  (FNMA) certificates due after one
  and within five years..............    1,329,314         --        54,837      1,274,477
Mutual fund investment...............    1,363,213         --        45,174      1,318,039
Common stock portfolio...............      171,500     28,500            --        200,000
                                       -----------    -------      --------    -----------
                                       $11,723,244    $35,367      $316,062    $11,442,549
                                       ===========    =======      ========    ===========

     The maturities within the table above are based upon contractual maturity.

     Mortgage-backed securities include net unamortized discounts of $29,321 and $48,910 at December 31, 1997 and 1996, respectively.

                             PRESTIGE BANCORP, INC.

4.  LOANS RECEIVABLE:

     Loans receivable at December 31, 1997 and 1996, are summarized as follows:

                                                              1997           1996
                                                              ----           ----
Commercial, including commercial secured by real
  estate.................................................  $10,989,872    $ 2,032,794
Construction.............................................    1,455,000        --
  Less--Undisbursed loan proceeds........................   (1,315,560)       --
                                                           -----------    -----------
Total commercial.........................................   11,129,312      2,032,794
Real estate loans:
  1-4 family.............................................   72,197,618     65,117,008
  Construction...........................................      993,981        925,100
                                                           -----------    -----------
                                                            73,191,599     66,042,108
  Less--Undisbursed loan proceeds........................     (541,242)      (515,115)
         Deferred loan costs/(fees)......................       10,856          2,735
                                                           -----------    -----------
                                                            72,661,213     65,529,728
                                                           -----------    -----------
Consumer loans:
  Home equity............................................    7,535,275      4,562,094
  Student................................................    2,214,946      2,228,756
  Automobile.............................................    1,967,348      1,515,015
  Share..................................................      517,215        486,695
  Credit cards...........................................      419,142        398,840
  Personal unsecured/other...............................      139,474         98,157
                                                           -----------    -----------
                                                            12,793,400      9,289,557
                                                           -----------    -----------
                                                            96,583,925     76,852,079
  Less--Allowance for loan losses........................     (402,964)      (306,926)
                                                           -----------    -----------
                                                           $96,180,961    $76,545,153
                                                           ===========    ===========

     The credit cards are currently being serviced by a third party.

     At December 31, 1997 and 1996, the majority of the loan portfolio was secured by properties located in Western Pennsylvania. As of December 31, 1997, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. As of December 31, 1997 and 1996, the Bank had approximately $611,000 and $341,000 of nonaccrual loans. The Bank does not have any other significant off-balance sheet risk except for the commitments referenced in Note 16. Deferred loan costs in 1997 and 1996 occurred due to the Bank incurring direct costs in excess of loan origination fees received on certain new commercial loans.

5.  ALLOWANCE FOR LOAN LOSSES:

     Activity with respect to the allowance for loan losses is summarized as follows:

                                                       1997        1996        1995
                                                       ----        ----        ----
Balance at beginning of year.......................  $306,926    $287,060    $303,312
Provision for loan losses..........................   104,000      44,000      36,000
Charge-offs........................................    (8,446)    (24,294)    (52,884)
Recoveries.........................................       484         160         632
                                                     --------    --------    --------
Balance at end of year.............................  $402,964    $306,926    $287,060
                                                     ========    ========    ========

                             PRESTIGE BANCORP, INC.

5.  ALLOWANCE FOR LOAN LOSSES:--CONTINUED
     The adoption of SFAS No. 114 at January 1, 1995, resulted in loans totaling $391,000 being specifically identified as impaired and an allocation being made of the existing allowance for loan losses of approximately $27,000. At December 31, 1997 and 1996, the Bank had loans totaling $611,000 and $341,000, respectively, specifically identified as impaired. No specific allocation of the allowance for loan losses was deemed necessary for these impaired loans at these dates.

     The average recorded balances for impaired loans during 1997 and 1996 were $467,000, and $267,000, respectively. Interest income recognized during the time within the period that the loans were impaired was not significant. For these same loans, the interest income recognized on a cash basis during the period of impairment was not significant.

     The Corporation records real estate owned at the lower of fair value or carrying cost based upon appraisals less estimated cost to sell. The Corporation had no real estate owned assets at December 31, 1997 and $49,872 at December 31, 1996.

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

7.  PREMISES AND EQUIPMENT:

     Office premises and equipment at December 31, 1997 and 1996, are summarized by major classification as follows:

                                                                1997          1996
                                                                ----          ----
Land.......................................................  $  224,817    $  224,817
Building and improvements..................................   2,359,684     1,776,892
Furniture, fixtures and equipment..........................   1,275,127       876,264
                                                             ----------    ----------
     Total, at cost........................................   3,859,628     2,877,973
Less--Accumulated depreciation.............................   1,185,834       997,054
                                                             ----------    ----------
Premises and equipment, net................................  $2,673,794    $1,880,919
                                                             ==========    ==========

     Depreciation and amortization expense was $188,779, $171,044 and $155,618 for the fiscal years ended December 31, 1997, 1996 and 1995, respectively.

                             PRESTIGE BANCORP, INC.

8.  DEPOSITS:

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $5,372,000 and $4,431,000 at December 31, 1997, and 1996, respectively. At December 31, 1997 the scheduled maturities of the certificate accounts are as follows:

1998.................................................  $34,103,528
1999.................................................    3,212,594
2000.................................................    5,796,419
2001.................................................    1,458,445
2002 and thereafter..................................    1,232,213
                                                       -----------
                                                       $45,803,199
                                                       ===========

     Interest expense associated with deposits for each of the years ended is as follows:

                                                   1997          1996          1995
                                                   ----          ----          ----
Interest on certificates of deposit...........  $2,572,048    $2,530,750    $2,379,871
Interest on savings accounts..................     394,893       410,460       428,583
Money market demand accounts..................     534,917       334,873       294,353
Interest on NOW accounts......................     160,531       138,772       121,322
Early withdrawal penalties....................     (12,168)       (8,051)      (10,641)
                                                ----------    ----------    ----------
                                                $3,650,221    $3,406,804    $3,213,488
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

9.  FEDERAL HOME LOAN BANK ADVANCES:

     Advances from the Federal Home Loan Bank consist of the following:

         DECEMBER 31, 1997
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------      ----       -----------
  1998        6.07%      $ 1,700,000
  1999        6.32         5,000,000
  2000        5.92         2,977,000
  2002        5.64        25,000,000
                         -----------
                         $34,677,000
                         ===========

         DECEMBER 31, 1996
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------      ----       -----------
  1997        5.99%      $ 3,000,000
  1999        5.95         5,000,000
  2000        6.11           977,000
  2001        4.97         5,500,000
                         -----------
                         $14,477,000
                         ===========

                             PRESTIGE BANCORP, INC.

9.  FEDERAL HOME LOAN BANK ADVANCES:--CONTINUED
     As of December 31, 1997 and 1996, the Bank had an available balance under its line of credit of approximately $8,185,000 and $6,512,000, respectively, in connection with the Federal Home Loan Bank of Pittsburgh's Cash Management Advance Program. Of the total advances above, there were no previous borrowings against the line of credit as of December 31, 1997 and 1996.

     The Bank had a "blanket" agreement with the Federal Home Loan Bank of Pittsburgh whereby the Bank pledged as collateral for these advances its investments in U.S. government and agency securities and U.S. government and agency mortgage-backed securities and 100% of its unencumbered home mortgage loan portfolio.

     Of the outstanding FHLB advances, $9,000,000 was adjustable rate notes with a weighted average rate 6.06%. At December 31, 1997, there are $23.0 million of advances that are convertible to quarterly adjustable rate advances at varying convertible dates two years or less. All of these advances have final maturity dates in the year 2002.

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

NET LOANS AND ACCRUED INTEREST RECEIVABLE

     The fair values for one-to-four family residential loans are estimated using discounted cash flow analyses, using yields from similar products in the secondary markets. The carrying amount of construction loans approximates its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases and the Bank's own product pricing schedule for loans with terms similar to the Bank's. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analysis, using interest rates based on a national survey of similar loans. The carrying amount of accrued interest approximates its fair value.

                             PRESTIGE BANCORP, INC.

10. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:--CONTINUED DEPOSIT LIABILITIES

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

     The estimated fair values and recorded book balances at December 31, 1997 and 1996 are as follows:

                                            1997                        1996
                                  -------------------------   -------------------------
                                   ESTIMATED     RECORDED      ESTIMATED     RECORDED
                                  FAIR VALUE      BALANCE     FAIR VALUE      BALANCE
                                  -----------   -----------   -----------   -----------
Cash and short term deposits....  $ 2,213,461   $ 2,213,461   $ 2,147,678   $ 2,147,678
Investment securities...........   38,888,284    38,759,256    31,807,483    31,904,476
Net loans.......................   97,688,000    96,180,961    76,278,000    76,545,153
Accrued interest receivable.....    1,033,261     1,033,261       810,884       810,884
Deposits with no stated
  maturities....................   45,352,626    45,352,626    40,138,273    40,138,272
Deposits with stated
  maturities....................   45,704,000    45,803,199    43,590,000    43,683,196
Federal Home Loan Bank
  advances......................   34,815,000    34,677,000    14,457,000    14,477,000
Commitments to originate
  loans.........................    6,716,000     6,716,000     5,400,000     5,400,000

11.  INCOME TAXES:

     The provision (benefit) for income taxes for each of the years ended is as follows:

                                                        1997        1996       1995
                                                        ----        ----       ----
Federal:
  Current...........................................  $449,181    $ 67,249    $30,940
  Deferred..........................................   (44,797)    (13,735)    43,615
                                                      --------    --------    -------
                                                       404,384      53,514     74,555
State:
  Current...........................................    88,536      15,872      8,514
                                                      --------    --------    -------
Total income tax expense............................  $492,920    $ 69,386    $83,069
                                                      ========    ========    =======

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED
     Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each for the years ended:

                                                        1997        1996       1995
                                                        ----        ----       ----
Deferred tax expense (benefit):
  Deferred loan costs/fees..........................  $ 10,259    $  1,845    $17,706
  Prepaid pension...................................    (6,603)       (796)    35,206
  Vacation accrual..................................    (1,417)       (700)    (3,670)
  MRP accrual.......................................   (30,024)      --         --
  Provision for loan losses.........................   (35,360)    (14,960)    (8,097)
  Tax depreciation in excess of book depreciation...    17,000       5,950      5,192
  Other, net........................................     1,348      (5,074)    (2,722)
                                                      --------    --------    -------
                                                      $(44,797)   $(13,735)   $43,615
                                                      ========    ========    =======

     The special tax benefit afforded to thrift institutions that allowed a bad debt deduction based upon 8% of taxable income was repealed in 1996. A small thrift with assets of less than $500 million may maintain a bad debt reserve equal to the greater of the allowable base year reserve (i.e. the thrift bad debt reserve at December 31, 1987) or the experience method reserve (six year moving average ratio of charge-offs to loans applied to year end loan balances). The portion of the bad debt reserve under the former (percentage of taxable income) method which exceeds the bad debt reserve under the present (base year or experience) method must be recaptured by recognizing such excess in taxable income ratably over a six year period. The six-year recapture period generally starts in 1996, but may be delayed until 1997 or 1998 if certain residential loan origination tests are met in 1996 and 1997. The Bank has maintained the applicable residential loan requirement and this recapture will commence with the taxable year beginning January 1, 1998.

     The base year (i.e. December 31, 1987) bad debt reserve under the former method is permanently suspended, and therefore not subject to recapture, unless a base year loan contraction occurs in a subsequent year. A base year loan contraction occurs when the total loans at the end of the year are less than the total loans at December 31, 1987. In such cases, a proportionate reduction to the base year bad debt reserve at December 31, 1987 is required and the reduction to the reserve is recaptured. Furthermore, the base year bad debt reserve constitutes a restriction for tax purposes of the Bank's use of retained earnings for distributions or redemptions.

     In accordance with FASB statement No. 109, the Bank has recorded deferred income tax associated with the temporary differences related to the portion of the bad debt reserve arising in tax years after December 31, 1987. For the period before January 1, 1988, there is an unrecognized deferred tax liability of approximately $565,000 at December 31, 1997. If the suspended base year bad debt reserve at December 31, 1987 is reduced by certain excess distributions, redemptions or a base year loan contraction, income tax expense will be recognized at the prevailing tax rate.

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED
     A reconciliation from the expected federal statutory income tax rate to the effective rate expressed as a percentage of pretax income for each of the years ended is as follows:

                                                             1997      1996      1995
                                                             ----      ----      ----
Statutory federal tax rate.................................  34.0%     34.0%     34.0%
State income taxes, net of Federal income tax benefit......   6.9       7.4       2.3
Effect of graduated federal tax rates......................  (1.5)     (5.6)     (2.2)
Other......................................................   (.8)     (3.5)      --
                                                             ----      ----      ----
                                                             38.6%     32.3%     34.1%
                                                             ====      ====      ====

     Net deferred tax liabilities (assets) as of December 31, 1997 and 1996 are as follows:

                                                                1997        1996
                                                                ----        ----
Prepaid pension.............................................  $ 20,486    $ 27,088
Vacation accrual............................................   (15,980)    (14,563)
Allowance for loan losses...................................   (20,525)     14,835
Valuation allowance for investments.........................    46,173    (112,279)
Tax depreciation in excess of book depreciation.............    69,419      52,422
Deferred loan costs/fees....................................    12,104       1,845
MRP accrual.................................................   (30,024)      --
Other, net..................................................    (3,726)     (5,074)
                                                              --------    --------
Net deferred tax liability (asset)..........................  $ 77,927    $(35,726)
                                                              ========    ========

12.  PENSION PLAN:

     The Bank maintains a noncontributory defined benefit pension plan covering all eligible employees. The following table sets forth the plan's fund status and amounts recognized in the Corporation's balance sheets at December 31, 1997 and 1996, respectively.

                                                                1997         1996
                                                                ----         ----
Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including vested
       benefits of $467,069 and $372,130....................  $ 478,461    $ 380,136
                                                              =========    =========
Projected benefit obligation for service rendered to date...  $(921,563)   $(746,125)
Plan assets at fair value...................................    806,833      619,396
                                                              ---------    ---------
Projected benefit obligation in excess of plan assets.......   (114,730)    (126,729)
Unrecognized net obligation at transition...................     54,428       59,200
Unrecognized net loss.......................................    120,554      147,201
                                                              ---------    ---------
Prepaid pension cost........................................  $  60,252    $  79,672
                                                              =========    =========

     Approximately 98% of the plan's assets are primarily invested either directly or through mutual funds in common stocks, bonds, U.S. government and agency, and foreign securities. The remaining plan assets are on deposit with the Bank or in a cash management account. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

                             PRESTIGE BANCORP, INC.

12.  PENSION PLAN:--CONTINUED
     The components of pension expense are as follows for each of the years ended:

                                                        1997        1996        1995
                                                        ----        ----        ----
Service cost........................................  $ 66,227    $ 51,209    $ 43,078
Interest cost.......................................    54,094      45,200      39,991
Actual return on plan assets........................  (124,939)    (76,604)    (63,071)
Amortization of transition asset....................    88,735      44,656      49,037
                                                      --------    --------    --------
Net periodic pension cost...........................  $ 84,117    $ 64,461    $ 69,035
                                                      ========    ========    ========

     For both reported periods, the rate of increase in future compensation levels was assumed to be 4.75%. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% for each of the years ended December 31, 1997, 1996 and 1995. The expected long-term rate of return on assets was 7.25% for each of the years ended December 31, 1997, 1996 and 1995.

     Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

13.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP):

     In 1996, the Company established the ESOP to enable employees to obtain ownership interests in the Corporation.

     In connection with the conversion described in Note 1, the Corporation made a $770,410 loan to the ESOP which was used to purchase 77,041 shares of the Corporation's common stock. The ESOP loan has a term of 15 years and bears interest at 7.0%. This loan is collateralized by the shares purchased by the ESOP. The Bank's contributions to the ESOP will be used to repay the ESOP loan, which requires semi-annual payments of $41,888 (includes principal and interest) which began on December 27, 1996. The Bank is obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP uses such contributions to repay the loan made to the ESOP by the Corporation. These transactions occur simultaneously and, for accounting and reporting purposes, offset each other. The effect of the ESOP on the Corporation's financial statements is that the amount of the unearned ESOP shares of $724,050 and $755,490 at December 31, 1997 and 1996, respectively, as reflected in shareholders' equity, will be amortized to compensation over the remaining period of the ESOP loan. In addition, any difference between the market price of the Corporation's common stock and the $10 per share (the purchase price paid by the ESOP) will also be charged or credited to compensation expense (with the offset to additional paid-in capital) based on the semi-annual allocation to ESOP participants of approximately 2,568 shares. Total compensation expense incurred in 1997 and 1996 for allocated ESOP shares was $84,484 and $30,071, respectively.

14.  CAPITAL STOCK PLANS:

     On April 23, 1997, at the annual stockholders meeting, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and the Management Recognition and Retention Plan and Trust (the MRP Plan; the Option Plan and MRP Plan herein are referred to as the Plans).

     The aforementioned approval of the MRP Plan made 38,521 shares of common stock available for awards to officers, key employees of the Corporation and Bank and non-employee directors thereof. As of December 31, 1997, the Corporation has granted 34,885 shares. However, such shares are vested over a five year period.

     In connection with the MRP Plan's approval, the Bank established a trust whose purpose is to purchase shares on the open market. During the year ended December 31, 1997, the Corporation incurred compensation

                             PRESTIGE BANCORP, INC.

14. CAPITAL STOCK PLANS:--CONTINUED
expense of $88,307, based on the estimated cost to incur to purchase the currently vesting shares in the open market. The Bank may incur additional costs related to funding the trust based on the market cost of the shares being acquired. During the year ended December 31, 1997, the Bank funded $210,406 to the trust toward the purchase of shares. As of December 31, 1997, the trust had purchased 11,000 shares.

     The aforementioned approval of the Option Plan made 96,302 options available for grant to employees and others who perform substantial services to the Corporation. As of December 31, 1997, the corporation has granted 76,741 options.

     As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation accounts for the Option Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees" whereby no compensation cost has been recorded in accordance with certain valuation models, such as the Black Scholes model. Under the provisions of SFAS No. 123, the per share compensation expense in connection with the MRP Plan is fixed on the date of grant. Had such valuation models been used in connection with the Option Plan and had compensation per share for the MRP Plan been set on the date of grant, the Corporation's net income and earnings per share would have had a net reduction to the following pro forma amounts:

                                                              FOR THE YEAR ENDED
                                                               DECEMBER 31, 1997
                                                              -------------------
Net income:
  As reported...............................................       $784,487
  Pro forma.................................................        774,133
Basic earnings per share:
  As reported...............................................       $   0.92
  Pro forma.................................................           0.91
Diluted earnings per share:
  As reported...............................................       $   0.92
  Pro forma.................................................           0.91

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1997, and changes during the year ended is presented in the table and narrative following:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                                            EXERCISE
                                                              SHARES         PRICE
                                                              -------       --------
Outstanding at beginning of period..........................       --        $   --
  Granted...................................................   76,741         16.59
  Exercised.................................................       --            --
  Forfeited.................................................       --            --
Outstanding at end of period................................   76,741         16.59
Exercisable at end of period................................       --            --
Weighted average fair value of options granted..............       --        $ 5.51

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 76,741 options outstanding at December 31, 1997, have a weighted average exercise price of $16.59 and a weighted average remaining contractual life of 9.6 years. None of these options are exercisable. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED
following assumptions used for grants in 1997: weighted average risk-free interest rate of 6.41%, weighted average expected dividend yield of 1.21%, expected life of 7.0 years and expected volatility of 19.00%.

     Additionally, on March 3, 1997, the Corporation initiated a plan to repurchase, at market value, up to 5% (48,150 shares) of its outstanding shares of common stock through the use of its existing cash and cash equivalents. This repurchase program was completed on April 28, 1997.

15.  RETAINED EARNINGS AND REGULATORY CAPITAL:

     The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk based, Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.

                                                                             TO BE WELL
                                                                         CAPITALIZED UNDER
                                                        FOR CAPITAL      PROMPT CORRECTIVE
                                       ACTUAL        ADEQUACY PURPOSES   ACTION PROVISIONS
                                   ---------------   -----------------   ------------------
                                   AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT     RATIO
                                   -------   -----   --------   ------   --------   -------
                                                    (DOLLARS IN THOUSANDS)
Total Capital (to Risk Weighted Assets):
As of December 31, 1997..........  $12,995   18.78%  $$5,537     $8.0%   $$6,921     $10.0%
As of December 31, 1996..........  $12,094   23.81%  $$4,064     $8.0%   $$5,080     $10.0%

Tier 1 Capital (to Risk Weighted Assets):
As of December 31, 1997..........  $12,592   18.19%  $$2,768     $4.0%   $$4,153      $6.0%
As of December 31, 1996..........  $11,787   23.20%  $$2,032     $4.0%   $$3,048      $6.0%

Tier 1 Capital (to Average
  Assets):
As of December 31, 1997..........  $12,592    9.43%  $$5,340     $4.0%   $$6,676      $5.0%
As of December 31, 1996..........  $11,787   11.74%  $$4,016     $4.0%   $$5,019      $5.0%

                             PRESTIGE BANCORP, INC.

16.  RELATED PARTY TRANSACTIONS:

     Certain directors and executive officers of the Corporation, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. In management's opinion, such loans are made in the normal course of business and were granted on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness at the time. Total loans to these persons at December 31, 1997 and 1996, amounted to $182,175 and $419,236, respectively.

     An analysis of these related party loans is as follows:

                                                                1997         1996
                                                                ----         ----
Balance at January 1........................................  $ 419,236    $ 192,018
New loans...................................................     13,000      379,747
Payments....................................................   (250,061)    (152,529)
                                                              ---------    ---------
Balance at December 31......................................  $ 182,175    $ 419,236
                                                              =========    =========

     Additionally, the Bank has an unfunded loan commitment for a director in the amount of $93,000.

     In addition, the Corporation from time to time has conducted business with certain directors, officers or companies in which they are related. During 1997, 1996 and 1995, such activity was as follows:

     - A member of the Board of Directors leases office space from the Corporation. The rental income was $11,100 for each of the three years ended December 31, 1997. This director also provides professional services to the Bank and his fees were $5,500, $4,950, $4,950 for the years ended December 31, 1997, 1996 and 1995, respectively.

     - A member of the Board of Directors is employed by a law firm retained by the Corporation. Fees paid in 1997 and 1996 relative to various bank and corporate matters totaled $82,088 and $38,300, respectively. During 1996, additional fees of approximately $156,000 were paid relative to the stock conversion. No such fees occurred relative to the conversion during 1997. The firm's real estate closing service rendered gross proceeds of approximately $232,800 and $109,700, respectively, during 1997 and 1996 as closing agent from third party borrowers pursuant to closings on Bank loans. A portion of this amount was used to purchase title insurance and pay miscellaneous closing fees relative to these closings.

     - The Corporation retained media services from a company owned by the brother of one of the Corporation's officers. The total costs for such services in 1997, 1996 and 1995 was $21,070, $21,950 and $24,765,
       respectively.

     - The Chairman of the Board of Directors, John A. Stiver, is paid a fee of $8,000 per month for a total of $96,000 paid in 1997 for providing advice and assistance to the officers of the Bank with respect to the operations and management of the Bank. In addition, Mr. Stiver has expanded the commercial loan portfolio which is in excess of $11 million as of December 31, 1997.

     - The Chairman of the Board of Directors was paid a fee of $2,500 per month, for a total fee of $30,000 paid in 1996 for providing from time to time advice and assistance to the officers of the Bank with respect to the operations and management of the Bank.

17.  COMMITMENTS AND CONTINGENT LIABILITIES:

     The Corporation incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers. These risks derive from commitments to extend credit. Such commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the financial statements.

     Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other

                             PRESTIGE BANCORP, INC.

17. COMMITMENTS AND CONTINGENT LIABILITIES:--CONTINUED termination clauses. A portion of the commitments is not expected to be drawn upon; thus, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments as for all other lending. The Bank has outstanding various commitments to extend credit approximating $6,716,000 and $5,400,000 as of December 31, 1997 and 1996, respectively. As of December 31, 1997 and 1996, these commitments had fixed and variable rates which ranged from 6.9% to 12.9% and 8.0% to 10.0%, respectively. In the opinion of management, the funding of the credit commitments will not have a material adverse effect on the Bank's financial position or results of operations. Additionally, the Bank is also subject to asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Bank's financial position or results of operations.

18.  PARENT COMPANY FINANCIAL INFORMATION:

     Prestige Bancorp, Inc. (the Parent Company) began operations on June 27, 1996 and functions primarily as a holding company for its sole subsidiary, the Bank. The Parent Company's balance sheets as of December 31, 1997 and 1996 and related statements of income and cash flows are as follows:

                                 BALANCE SHEETS
                           December 31, 1997 and 1996

                                                              1997           1996
                                                              ----           ----
                        ASSETS
Cash and cash equivalents................................  $ 2,480,815    $ 3,631,611
Investments securities available for sale................      657,721        200,000
Investment in Prestige Bank, F.S.B. .....................   12,561,900     11,650,987
Other assets.............................................        2,783          2,500
                                                           -----------    -----------
Total Assets.............................................  $15,703,219    $15,485,098
                                                           ===========    ===========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Total Liabilities........................................  $    73,408    $    54,898
Total Stockholders' Equity, net of ESOP loan of $724,050
  at December 31, 1997; $755,490 at December 31, 1996....   15,629,811     15,430,200
                                                           -----------    -----------
Total Liabilities and Stockholders' Equity...............  $15,703,219    $15,485,098
                                                           ===========    ===========

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED
                              STATEMENTS OF INCOME
                    For The Year Ended December 31, 1997 and
               The Period From June 27, 1996 to December 31, 1996

                                                               1997           1996
                                                               ----           ----
Interest income...........................................  $   194,541    $    93,695
Expenses:
  Legal fees..............................................       80,435         24,262
  Other...................................................      105,795          8,988
                                                            -----------    -----------
Total expenses............................................      186,230         33,250
                                                            -----------    -----------
Income before income taxes and equity in undistributed
  gain/loss of subsidiary.................................        8,311         60,445
Provision for income taxes................................        1,338         21,639
Equity in undistributed gain (loss) of subsidiary.........      777,514        (35,736)
                                                            -----------    -----------
Net income................................................  $   784,487    $     3,070
                                                            ===========    ===========

                            STATEMENTS OF CASH FLOWS
                    For The Year Ended December 31, 1997 and
               The Period From June 27, 1996 to December 31, 1996

                                                               1997           1996
                                                               ----           ----
Operating Activities:
  Net income..............................................  $   784,487    $     3,070
  Adjustments to reconcile net income to net cash (used)
     provided by operating activities:
     Equity in undistributed (gain) loss of subsidiary....     (777,514)        35,736
     Change in other assets and liabilities...............      (18,164)        45,389
                                                            -----------    -----------
     Net cash (used) provided by operating activities.....      (11,191)        84,195
Investing Activities:
  Purchase of available for sale investment securities....     (283,927)      (171,500)
  Investment in Prestige Bank, F.S.B. ....................           --     (4,484,402)
                                                            -----------    -----------
     Net cash used by investing activities................     (283,927)    (4,655,902)
Financing Activities:
  Common stock dividends paid.............................     (111,230)            --
  Purchase of treasury stock..............................     (775,881)            --
  Net proceeds from sale of stock, net of ESOP loan of
     $770,410.............................................           --      8,188,394
  Repayment received from ESOP............................       31,433         14,924
                                                            -----------    -----------
     Net cash (used) provided by financing activities.....     (855,678)     8,203,318
                                                            -----------    -----------
Net (decrease) increase in cash and cash equivalents......   (1,150,796)     3,631,611
Cash and Cash Equivalents, Beginning......................    3,631,611             --
                                                            -----------    -----------
Cash and Cash Equivalents, Ending.........................  $ 2,480,815    $ 3,631,611
                                                            ===========    ===========

     The ability of the Bank to upstream cash to the Parent Company is restricted by regulations. Federal law prevents the Parent Company from borrowing from its subsidiary banks unless the loans are secured by specific

                             PRESTIGE BANCORP, INC.

18. PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED assets. Further such secured loans are limited in amount to ten percent of the subsidiary bank's capital and surplus. In addition, the subsidiary bank is subject to legal limitations on the amount of dividends that can be paid to their shareholder.

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

BOARD OF DIRECTORS

JOHN A. STIVER
Chairman of the Board
Certified Public Accountant
John A. Stiver, C.P.A.

ROBERT S. ZYLA
President
Prestige Bancorp, Inc.
President and Chief Executive Officer
Prestige Bank, A Federal Savings Bank

PATRICIA A. WHITE
Treasurer and Secretary
Prestige Bancorp, Inc.
Executive Vice President and Secretary
Prestige Bank, A Federal Savings Bank

MARTIN W. DOWLING
Director and Owner
Jefferson Hills Real Estate, Inc.

MICHAEL R. MACOSKO
Pharmacist
Eckerd Drug, Inc.

CHARLES P. MCCULLOUGH
Attorney at Law
Tucker Arensberg, P.C.

MARK R. SCHOEN
Assistant Vice President
Federated Investors

CORPORATE OFFICE
710 Old Clairton Road
Pittsburgh, Pennsylvania 15236
412-655-1190
Fax 412-655-2114
www.prestigebank.com

BRANCH OFFICES
Pleasant Hills
710 Old Clairton Road
Pittsburgh, PA 15236
412-655-2110
Bethel Park
6257 Library Road
Bethel Park, PA 15102
412-831-8440

Elizabeth Township
603 Scenery Drive
Elizabeth, PA 15037
412/754-2661

Mt. Oliver
543 Brownsville Road
Pittsburgh, PA 15210
412-431-3374

Washington
Located in Shop'n Save
125 West Beau Street
Washington, PA 15301
724/228-1314

MARKET MAKERS
Friedman Billings Ramsey & Co.
Tucker, Anthony Inc.
Herzog, Heine, Geduld, Inc.
Sandler O'Neill & Partners
Ryan Beck & Co. Inc.
Legg Mason Wood Walker Inc.
Parker/Hunter Inc.

TRANSFER AGENT
ChaseMellon Shareholder Services LLC
www.chasemellon.com

CORPORATE COUNSEL
Tucker Arensberg, P.C.
Pittsburgh, Pennsylvania

INDEPENDENT AUDITORS
Arthur Andersen LLP
Pittsburgh, Pennsylvania

STOCK LISTING
NASDAQ Stock Market Symbol: PRBC

GENERAL INQUIRIES & REPORTS
Prestige Bancorp is required to file an annual report on Form 10-K for its fiscal year ended December 31, 1997, with the Securities and Exchange Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:
     James M. Hein
     Controller
     412-655-1190
     Corporate Office