Form 10-K, Exhibit 13
period 1998-12-31
PRESTIGE BANCORP INC
filed 1999-03-24
CIK 1011145

                                                                      Exhibit 13


                                      PRBC
                             PRESTIGE BANCORP, INC.



                               1998 ANNUAL REPORT

                             PRESTIGE BANCORP, INC.
                710 Old Clairton Road, Pittsburgh, PA 15236-4300
                       412-655-1190 - (Fax) 412-655-2114

March 24, 1999

To Our Stockholders, Customers and Friends:

     I am pleased to present the 1998 Annual Report for Prestige Bancorp, Inc., the parent company of Prestige Bank, A Federal Savings Bank.

     Some of our achievements include an increase in net interest income after provision for loan losses of $751,000, an increase in net loans of almost $27.7 million, and an increase in deposits in excess of $18.5 million. On February 18, 1998, we opened our fifth branch located at 603 Scenery Drive, Elizabeth Township, PA.

     In August 1998, we announced a 5% stock repurchase. This buy-back was completed September 15, 1998 which resulted in 52,597 shares being purchased at a cost of $720,201 or an average cost of $13.69 per share. In October 1998, we announced another 5% stock repurchase that was completed October 21, 1998. The second buy-back resulted in 49,990 shares purchased at a cost of $671,927 or $13.44 per share.

     Net income for the year ended December 31, 1998 was $743,000 as compared to $784,000 for 1997. Our two newest branches continued their growth but additional costs associated with the new branches were the primary cause for the overall decline in net income.

     Assets increased to $177.4 million at December 31, 1998 which represents an increase of $34.1 million over the assets of $143.3 million at December 31, 1997. This increase in asset growth reflects management's strategy of leveraging the balance sheet. Future asset growth will not likely proceed at the 1998 pace due to management's belief that capital levels are currently adequate. Management realizes the importance of utilizing capital efficiently and will continue to evaluate its capital levels.

     Cash dividends of $191,600 were distributed to shareholders during 1998 compared to $111,230 for 1997. It is the Company's intent to continue to pay cash dividends. In addition, the Board of Directors of Prestige Bancorp, Inc., declared a 15% stock dividend on April 15, 1998 to shareholders of record of June 2, 1998 paid on June 19, 1998.

     Corporate offices were completed in January 1998, providing an additional 5,000 square feet of space. The Bank sold its Bethel Park facility and will lease the same facility under an agreement that will enable the branch to remain in its present location until May 2003.

     The Bank has continued working toward completing the implementation of new hardware and software to bring all systems compliant with the year 2000 requirements. The total anticipated cost to become 100% year 2000 compliant, excluding costs of Company's personnel time, is $131,000.

     In the fourth quarter 1998, the Savings Bank introduced a debit card program. Management believes that this program will be widely accepted by our customers based on past survey results and customer requests.

     Management eagerly looks forward to the challenges of 1999. Shrinking margins from the traditional core business of our industry make it necessary to consider expanding the menu of financial services now offered.

     On behalf of the Board of Directors, management, and employees of Prestige Bancorp, Inc. and Prestige Bank, I would like to thank you for your continued support and confidence.

Sincerely,
/s/ John Stiver
John A. Stiver
Chairman of the Board and Chief Executive Officer

                              GENERAL INFORMATION

     Prestige Bancorp, Inc. (the "Company") was formed in March, 1996 in connection with the conversion of Prestige Bank, A Federal Savings Bank (the "Savings Bank") from a mutual chartered savings association to a stock chartered savings association (the "Conversion"). Upon completion of the Conversion on June 27, 1996, the Company commenced operations as the holding company of the Savings Bank, then existing as a stock-chartered federal savings association. The Company is organized as a Pennsylvania corporation. Any comparison herein of the Company's and the Savings Bank's performance to any period prior to June 27, 1996 is assumed to be a comparison to the performance of the Savings Bank for such period.

     The Savings Bank is a stock-chartered savings bank organized under the laws of the United States of America, which conducts business from offices located in Allegheny and Washington Counties, Pennsylvania. The Savings Bank's operations date back to 1935 with the incorporation of First Federal Savings and Loan Association of Mt. Oliver in Allegheny County, Pennsylvania which, in March, 1991, converted its charter from a federal mutual savings and loan association to a federal mutual savings bank and took the name Prestige Bank, A Federal Savings Bank. On June 27, 1996, the Savings Bank converted to a stock-chartered savings bank. The Savings Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law.

     The consolidated operating results of the Company and the Savings Bank depend primarily upon net interest income, which is determined by the difference between interest and dividend income on earning assets, principally loans, investment securities and other investments and mortgage-backed securities and interest expense on interest-bearing liabilities, which consist of deposits and advances from the Federal Home Loan Bank of Pittsburgh. Other than the stock of the Savings Bank, at December 31, 1998 the Company was holding only a loan receivable from the Prestige Bank Employee Stock Ownership Plan (the "ESOP"), debt and equity securities with a market value totaling $1.4 million at December 31, 1998, and a money-market and checking account with the Savings Bank. The consolidated net income of the Company also is affected by the Savings Bank's provision for loan losses, as well as the level of other consolidated income, including late charges, and other expenses, such as salaries and employee benefits, net occupancy and equipment expense, Federal deposit insurance and miscellaneous other expenses, and income taxes.

     The Company has paid consecutive quarterly dividends since the first quarter of 1997. On January 20, 1999, the Company increased its quarterly cash dividend from $.05 per share to $.06 per share and intends to consider the continued payment of dividends on a regular basis; however, the declaration of dividends is discretionary with the Board of Directors of the Company, and there is no assurance regarding the payment of future dividends by the Company. The quarterly dividend declared on January 20, 1999, was $.06 per share and payable on March 19, 1999 to shareholders of record March 1, 1999. The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ") system (symbol "PRBC").

     On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999.

     Information as to the high and low stock prices for each quarter of fiscal years 1998 and 1997 is included on page 5 of this Report.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected financial and other data of the Company and the Savings Bank set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Financial Statements and related Notes, appearing elsewhere herein.

                                                     AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------
                                               1998        1997      1996(6)     1995(10)    1994(10)
                                               ----        ----      -------     --------    --------
                                                              (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets...............................  $177,374    $143,263    $114,640    $91,841     $87,745
Investment securities......................    22,929      28,228      18,386      6,720       5,653
Mortgage-backed securities.................    12,457      10,531      13,519     15,845      16,632
Loans receivable, net......................   123,917      96,181      76,545     61,408      60,635
Cash and cash equivalents..................    10,153       2,213       2,148      4,394       1,540
Deposits...................................   109,698      91,156      83,821     80,731      75,313
FHLB of Pittsburgh advances................    50,977      34,677      14,477      2,977       4,261
Stockholders' equity(1)....................    14,760      15,630      15,430      7,178       7,049
Nonperforming assets(2)....................       903         611         391        348         391

SELECTED OPERATING DATA:
Interest income............................  $ 11,672    $  9,371    $  6,748    $ 5,719     $ 5,314
Interest expense...........................     6,685       5,240       3,683      3,406       2,620
                                             --------    --------    --------    -------     -------
Net interest income........................  $  4,987    $  4,131    $  3,065    $ 2,313     $ 2,694
Provision for loan losses..................       209         104          44         36          36
                                             --------    --------    --------    -------     -------
Net interest income after provision for
  loan losses..............................  $  4,778    $  4,027    $  3,021    $ 2,277     $ 2,658
Other income...............................       534         373         297        222         294
Other expenses.............................     4,096       3,123       3,102(7)   2,255       2,058
                                             --------    --------    --------    -------     -------
Income before income tax expense...........  $  1,216    $  1,277    $    216    $   244     $   894
Income tax expense.........................       473         493          70         83         346
                                             --------    --------    --------    -------     -------
Net income.................................  $    743    $    784    $    146(8) $   161     $   548
                                             ========    ========    ========    =======     =======
SELECTED OPERATING RATIOS(3):
Return on average assets...................       .45%        .59%        .14%       .18%        .64%
Return on average equity...................      4.79        5.13        1.22       2.26        8.08
Average yield earned on interest-earning
  assets...................................      7.26        7.21        6.93       6.66        6.41
Average rate paid on interest-bearing
  liabilities..............................      4.50        4.47        4.21       4.22        3.38
Average interest rate spread(4)............      2.76        2.74        2.72       2.44        3.03
Net interest margin(4).....................      3.10        3.18        3.15       2.69        3.25
Ratio of interest-earning assets to
  interest-bearing liabilities.............    108.34      110.99      111.31     106.34      107.03
Operating expenses as a percent of average
  assets...................................      2.47        2.33        3.09       2.54        2.41
Average equity to average assets...........      9.35       11.42       11.86       8.02        7.97
Dividend payout ratio......................     25.78       13.04         N/A        N/A         N/A

ASSET QUALITY RATIOS(3):
Nonperforming loans as a percent of total
  loans....................................       .56%        .63%        .44%       .50%        .64%
Nonperforming assets as a percent of total
  assets...................................       .51         .43         .34        .38         .45
Allowance for loan losses as a percent of
  total loans..............................       .45         .42         .40        .46         .49
Charge-offs to average loans receivable
  outstanding during the period............       .04         .01         .04        .09         .00

PER SHARE DATA(5):
Basic Earnings Per Share...................  $   0.79    $   0.80    $   0.00(9)     N/A         N/A
Diluted Earnings Per Share.................      0.78        0.80        0.00(9)     N/A         N/A
Per Share Book Value.......................     15.54       14.85       13.93        N/A         N/A
Per Share Market Value.....................     12.75       17.39       11.74        N/A         N/A

NUMBER OF OFFICES:
Full-service offices at period end.........         5           4           3          3           3

---------------

 (1) For years ending December 31, 1995 and 1994 this category was referred to as "Equity."

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

 (5) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. All per share data have been restated to reflect the stock dividend.

 (6) Based on the business activities of the Savings Bank prior to June 27, 1996, and on the business activities of the Savings Bank and the Company on and after June 27, 1996.

 (7) But for the impact of the special assessment imposed by the Federal Deposit Insurance Corporation ("FDIC") on deposits of the Savings Bank as of March 31, 1995 the other expenses of the Company for 1996 would have been $2.6 million.

 (8) But for the impact of the special assessment described in Note 7 above, the net income of the Company would have been $454,000.

 (9) Earnings per share of the Company for the period from June 27, 1996 (date of conversion) to December 31, 1996, was less than one-half of one cent per share. But for the impact of the special assessment described in Note 7 above, the earnings per share of the Company would have been $.31 per share for the same period. On a weighted average share basis for the period from June 27, 1996 to December 31, 1996 the earnings per share of the Company was $3,070 (net income) divided by 1,019,768 (weighted average shares for such period) or $0.00301.

(10) Based solely on the business activities of the Savings Bank.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

                                                    MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                    --------    -------    ------------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998 QUARTER ENDED(1)
Interest income...................................   $2,688     $2,902        $3,022         $3,060
Non-interest income...............................      101        143           126            164
                                                     ------     ------        ------         ------
Total operating income............................    2,789      3,045         3,148          3,224
Interest expense..................................    1,532      1,658         1,717          1,778
Provision for loan losses.........................       38         42            42             87
Non-interest expense..............................      968      1,024         1,049          1,055
                                                     ------     ------        ------         ------
Income before income taxes........................      251        321           340            304
Provision for income taxes........................       98        126           132            117
                                                     ------     ------        ------         ------
Net income........................................   $  153     $  195        $  208         $  187
                                                     ======     ======        ======         ======
Basic earnings per common share...................   $  .16     $  .20        $  .22         $  .21
Basic average number of common shares
  outstanding.....................................  969,166    969,788       958,313        880,218
Diluted earnings per common share.................   $  .16     $  .20        $  .22         $  .21
Diluted average number of common shares
  outstanding.....................................  979,430    989,988       963,872        880,218
Stock prices(2)
  High............................................   $17.42     $23.50        $18.25         $14.00
  Low.............................................   $16.30     $16.00        $12.75         $12.50
Cash dividends declared per common share..........   $  .05     $  .05        $  .05         $  .05

                                                    MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                    --------    -------    ------------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997 QUARTER ENDED(1)
Interest income...................................   $2,133     $2,303        $2,467         $2,468
Non-interest income...............................       74         96            84            120
                                                     ------     ------        ------         ------
Total operating income............................    2,207      2,399         2,551          2,588
Interest expense..................................    1,152      1,265         1,401          1,423
Provision for loan losses.........................       17         27            30             30
Non-interest expense..............................      709        746           795            873(4)
                                                     ------     ------        ------         ------
Income before income taxes........................      329        361           325            262
Provision for income taxes........................      125        137           123            108
                                                     ------     ------        ------         ------
Net income........................................   $  204     $  224        $  202         $  154
                                                     ======     ======        ======         ======
Basic earnings per common share...................   $  .20     $  .23        $  .21         $  .16
Basic average number of common shares
  outstanding.....................................1,017,732    967,070       967,009        967,968
Diluted earnings per common share(3)..............   $  .20     $  .23        $  .21         $  .16
Diluted average number of common shares
  outstanding.....................................1,017,732    967,470       969,148        978,652
Stock prices(2)
  High............................................   $14.35     $14.35        $16.42         $17.39
  Low.............................................   $11.30     $13.48        $13.59         $15.65
Cash dividends declared per common share..........   $  .03     $  .03        $  .03         $  .03

---------------

(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. All per share data have been restated to reflect the stock dividend.

(2) Stock prices are based on the closing bid prices reported on NASDAQ.

(3) Prior to April 23, 1997, the Company had a simple capital structure with no difference between basic and diluted earnings per share.

(4) The increase in non-interest expense from $795,000 for the quarter ended September 30, 1997 to $873,000 for the quarter ended December 31, 1997 was primarily attributable to the opening of our supermarket branch located in Washington, PA.

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

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

     In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company and the Savings Bank operate), the impact of competition for the customers of the Savings Bank from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company and the Savings Bank have no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 1999 and any Current Reports on Form 8-K filed by the Company.

                    YEAR ENDED DECEMBER 31, 1998 COMPARED TO
                          YEAR ENDED DECEMBER 31, 1997

FINANCIAL CONDITION

     The Company's consolidated assets increased by $34.1 million or 23.8% from $143.3 million at December 31, 1997 to $177.4 million at December 31, 1998. The increase in total assets was primarily attributable to an increase in total net loans receivable and cash and cash equivalents. The increase in total assets was funded by an increase in deposits and the leverage of the balance sheet through loans from the Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh"). Total deposits increased from $91.2 million at December 31, 1997 to $109.7 million at December 31, 1998, and advances from the FHLB of Pittsburgh rose from $34.7 million at December 31, 1997 to $51.0 million at December 31, 1998.

     The Savings Bank's net loans receivable increased by $27.7 million or 28.8% from $96.2 million at December 31, 1997 to $123.9 million at December 31, 1998. This rise in total net loan receivables can be traced to three main areas of growth. One-to-four family residential mortgages increased $9.2 million or 12.6%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates competitively. Consumer loans increased $2.9 million or 22.8%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased from $11.1 million at December 31, 1997 to $27.0 million at December 31, 1998. The increase in commercial business and commercial real estate loans was accomplished through referrals.

     Investment securities decreased from $38.8 million at December 31, 1997 to $35.4 million at December 31, 1998. The decrease occurred as investments with callable features were called due to the low rate environment. These funds received from the called investments along with increased principal payments on loans and increases in total deposits primarily account for the increase in cash and cash equivalents from $2.2 million at December 31, 1997 to $10.2 million at December 31, 1998.

     On April 30, 1998, the Savings Bank completed the sale of the land and building situated in Bethel Park, Pennsylvania, on which the Savings Bank's Bethel Park branch is located. The Bank has entered into a two year lease with the new owner that includes three one year options concerning the continued operation of the Bethel Park branch of the bank at such location. The Company will recognize a gain of $37,914 on the sale of the property over the life of the lease.

     The Savings Bank's total deposits increased $18.5 million or 20.3% from $91.2 million at December 31, 1997 to $109.7 million at December 31, 1998. The growth in deposits during fiscal 1998 was primarily a result of competitive rates and fees that continue to be offered by the Savings Bank. The Savings Bank opened its fifth branch located at 603 Scenery Drive, Elizabeth Township, PA in the first quarter of 1998. To attract customers to this location along with our supermarket branch in Washington, PA, that opened in October 1997, slightly higher than market rate certificates were offered. At December 31, 1998, our supermarket branch had deposits totaling $2.4 million while the Elizabeth Township office had deposits totaling $4.9 million. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $16.3 million, or 47.0%, from $34.7 million at December 31, 1997 to $51.0 million at December 31, 1998. Total equity decreased $870,000 or 5.6% to $14.8 million at December 31, 1998. The primary reasons for this decrease were two 5% stock buyback programs initiated and completed during 1998 totaling $1.4 million and dividends paid of $192,000 which was partially offset by net income for fiscal 1998 of $743,000. In addition, on April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998.

                    YEAR ENDED DECEMBER 31, 1997 COMPARED TO
                          YEAR ENDED DECEMBER 31, 1996

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

     The Savings Bank's total loans receivable increased by $21.0 million or 27.1% from $77.4 million at December 31, 1996 to $98.4 million at December 31, 1997. This rise in total loan receivables can be traced to three main areas of growth. One-to-four family residential mortgages increased $7.1 million or 10.9%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates to attract new business. Consumer loans increased $3.5 million or 37.7%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased from $2.0 million at December 31, 1996 to $11.1 million at December 31, 1997. The increase in commercial business and commercial real estate loans was accomplished through referrals.

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

OPERATING STRATEGY

     As described in greater detail below, the Company and Savings Bank intend to continue an emphasis on residential mortgage loans. However, as part of the business strategy to increase profitability, the Savings Bank will continue to widen its range of lending activities to include commercial business loans, commercial real estate loans and consumer loans. Although such lending activities entail greater risk than residential mortgage lending, management is willing to accept such risks because of its belief that there are lending opportunities in its market area which are not being currently fulfilled by other financial institutions and management believes it can properly manage the risks of greater consumer and commercial lending.

     The Savings Bank continued to experience increased competition from mortgage brokers and other financial entities for its one-to-four family residential real estate lending activities in the early 1990s. This increased competition has led to a reduction in margins for residential real estate lending. The Savings Bank's total loans receivable attributable to one-to-four family residential loans, which amounted to $55.3 million or 63.0% of total assets at December 31, 1994, was $81.3 million at December 31, 1998 but had declined as a percentage of total assets to 45.8%. During the same period, the Savings Bank's total loans receivable attributable to commercial business, commercial real estate, construction and consumer loans, which amounted to $5.9 million or 6.7% of total assets at December 31, 1994, had increased to $44.3 million at December 31, 1998 or 25.0% of total assets. At the same time, investment and mortgage-backed securities, which amounted to $22.3 million, or 25.4% of total assets, at December 31, 1994 had increased to $35.4 million, or 19.9% of total assets, at December 31, 1998. Management attributes this shift in asset composition to an increase in deposits and borrowings over the same period (from $79.6 million at December 31, 1994 to $160.7 million at December 31, 1998) and increased efforts on the part of management to find customers with various loan needs. In addition, management desires to increase the Savings Bank's commercial and consumer loans and investment securities to offset its exposure to interest rate risk associated with long term fixed rate residential mortgages in excess of 15 years.

     The Savings Bank's percentage of adjustable rate mortgages in its mortgage portfolio has declined due to lack of demand. As fixed loan rates have fallen recently, the adjustable rate mortgage has become less attractive to potential customers. As of December 31, 1998, adjustable rate mortgages constituted 22.9% of the Savings Bank's one-to-four family residential mortgage portfolio and fixed rate mortgages made up the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. In contrast, as of December 31, 1997, adjustable rate mortgages composed 33.7% of the Savings Bank's one-to-four residential mortgage portfolio and fixed rate mortgages comprised the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. Management realizes the importance of adjustable rate mortgages to interest rate risk management but believes that under this current rate environment it would be difficult to profitably produce adjustable rate mortgages. Therefore, management presently intends to continue to reduce its emphasis on adjustable rate mortgages by providing a broad range of mortgage products with varying maturities. The Savings Bank strives to maintain deposits as its primary source of funds to meet loan demand and to maintain outstanding loan balances. In striving to increase deposit balances, the Savings Bank has opened its fifth branch in February 1998 located at 603 Scenery Drive, Elizabeth Township, PA 15037. However, due to the increased equity of the Company which arose through the Conversion, management has taken a more aggressive approach to leverage the balance sheet of the Company and to fund the immediate growth in assets of the Savings Bank through increased borrowings from the FHLB of Pittsburgh. Investment securities and mortgage-backed securities are acquired based on Investment/Asset and Liability Committees ("ALCO") decisions when the Savings Bank has excess cash and when management believes the yields and the maturities are attractive. Excess cash (cash in excess of vault cash and other operating cash needs) is primarily deposited in an interest bearing demand deposit account with the FHLB of Pittsburgh. Cash and cash equivalents typically decline in periods of high loan demand and increase in periods of reduced loan demand. In periods of heavy loan demand, the Savings Bank will borrow from the FHLB of Pittsburgh to satisfy the loan demand. As of December 31, 1997, outstanding borrowings from the FHLB of Pittsburgh stood at $34.7 million and as of December 31, 1998 such borrowings have increased to $51.0 million. This increased borrowing occurred as part of Management's plan to increase the assets of the Savings Bank and increase the debt to equity leverage ratio due to the increased equity that arose through the Conversion.

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

     Management has promoted one-to-four family residential mortgage loans with fixed interest rates to 15 year terms or less whenever possible. However, due to the heavy demand for 30 year fixed rate mortgages, management has had to promote this product. Management is cognizant of the increased interest rate risk this product presents and takes necessary steps to control the risk. Such steps include limiting new loan volume and funding the loans with longer-term borrowings. Adjustable rate mortgage loans ("ARMs") for one-to-four family residential mortgages continue to be offered. U.S. Government and U.S. Government agency securities and mortgage-backed securities are purchased with contract maturities generally up to 15 years upon terms which management believes are attractive because of yield, call features to the security or market conditions. The Savings Bank has increased its exposure to consumer loans and commercial loans that combine higher yields and a shorter loan term. Consumer and commercial business loans have grown from $12.8 million and $9.6 million, respectively, at December 31, 1997 to $15.7 million and $18.7 million, respectively, at December 31, 1998. Management intends to continue the strategy set forth above. The foregoing investment strategy is based on management's assessment of future economic conditions and is subject to change.

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

     The Company seeks, through the Asset Liability Committee ("ALCO"), to reduce the vulnerability of its operations to changes in interest rates and to manage the difference between amounts of interest-rate sensitive assets and interest-rate sensitive liabilities within specified maturities or repricing dates. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1998, the amount of the Savings Bank's interest-bearing liabilities that were estimated to mature or reprice within one year exceeded the Savings Bank's interest-earning assets with the same characteristics by $19.1 million or 10.9% of the Savings Bank's total assets. If the Board of Governors of the Federal Reserve System raises the discount rate charged to member banks during 1999, interest rates within the United States' economy will rise and the Savings Bank's net income is likely to be adversely effected. In addition, ALCO reviews, among other things, the sensitivity of the Savings Bank's assets, liabilities, and net interest income to interest rate changes, unrealized gains and losses, purchase activity and maturities of all interest bearing assets and liabilities. In connection therewith, the ALCO generally reviews the Savings Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings, current market conditions and interest rates, and pricing of its deposit and loan products. The Chief Executive Officer, Chief Financial Officer and President of the Savings Bank have authority to adjust pricing weekly with respect to the Savings Bank's retail deposits.

     The Office of Thrift Supervision ("OTS") is in the process of implementing an interest rate risk component ("IRR") into its risk-based capital rules, which is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. The IRR component has been proposed to be a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets would have required the institution to deduct from its capital 50% of that excess change. The following table presents the Savings Bank's NPV as of December 31, 1998, as calculated by the OTS in accordance with its model, based on information provided to the OTS by the Savings Bank. The chart does not include the impact of any interest or dividend earning assets held at the Company level. The effect of market rate shifts on these assets need not be reported to the OTS.

                                         NET PORTFOLIO VALUE (NPV)
                                   -------------------------------------
                                          (DOLLARS IN THOUSANDS)
                                   -------------------------------------
                                                                PERCENT
         CHANGE IN RATES              NPV                      CHANGE OF
          (EXPRESSED AS            EXPRESSED                   ESTIMATED
          BASIS POINTS)              IN $       $ CHANGE(1)     NPV(2)      NPV RATIO(3)    CHANGE(4)
---------------------------------   -------       -------         ---           ----          ----
+400.............................   $10,724       $-6,713         -38%          6.46%         -315bp
+300.............................    12,619        -4,818         -28           7.43          -219bp
+200.............................    14,489        -2,948         -17           8.33          -128bp
+100.............................    16,193        -1,244          -7           9.11           -51bp
 0...............................    17,437                                     9.61
-100.............................    17,945           508          +3           9.74           +12bp
-200.............................    18,144           707          +4           9.70            +8bp
-300.............................    18,737         1,300          +7           9.84           +23bp
-400.............................    19,332         1,895         +11           9.98           +36bp

---------------

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

     Any IRR deduction imposed against the capital of a savings association by regulations of the OTS does not take effect until the last day of the third quarter following the reporting date on which the reported IRR exceeds 200 basis points. Savings associations with assets under $300 million and risk-based capital ratios in excess of

12% are exempt from reporting the NPV and IRR of such a savings association, but will be requested to supply selected information to the OTS. The OTS has issued a directive that it will not yet impose any deductions from regulatory capital for an IRR component.

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

     Based upon the above calculations, the percent change of estimated NPV for a 200 basis point increase in prevailing rates changed from a negative 28 at December 31, 1997 to a negative 17 at December 31, 1998. This decrease was a direct result of ALCO's recommendation and the increase in liquidity. Management will continue to review the NPV and IRR measurements.

     Based on the asset size of the Savings Bank and its strong risk-based capital ratios, the Company believes that the Savings Bank does not have to deduct any amount from the regulatory capital of the Savings Bank as of December 31, 1998. Management uses the NPV and the IRR rule as an additional tool to evaluate the Savings Bank's asset and liability position.

RESULTS OF OPERATIONS

     AVERAGE BALANCES, INTEREST INCOME, INTEREST EXPENSE AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average consolidated balance sheet. Information is based on average daily balances during the periods presented.

                               AT                           YEAR ENDED DECEMBER 31,
                          DECEMBER 31,   -------------------------------------------------------------
                              1998                   1998                            1997
                          ------------   -----------------------------   -----------------------------
                            AVERAGE                            AVERAGE                         AVERAGE
                             YIELD/      AVERAGE               YIELD/    AVERAGE               YIELD/
                              RATE       BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                              ----       --------   -------    ------    --------    ------    ------

                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment
    securities(1).......      6.03%      $ 33,783   $ 2,137      6.33%   $ 25,918    $1,706      6.58%
  Loans receivable(2)
    Commercial..........      9.34         19,265     1,814      9.42       7,680       737      9.60
    Real estate loans...      7.26         77,854     5,695      7.31      70,445     5,160      7.32
    Consumer............      7.69         14,690     1,180      8.03      11,178       889      7.95
                                         --------   -------              --------    ------
  Total Loans
    Receivable..........      7.73        111,809     8,689      7.77      89,303     6,786      7.60
  Mortgage-backed
    securities(1).......      6.29          9,295       590      6.34      12,080       773      6.40
  Other interest-earning
    assets..............      4.87          5,988       256      4.27       2,750       106      3.85
                                         --------   -------              --------    ------
    Total
      interest-earning
      assets............      7.22%      $160,875   $11,672      7.26%   $130,051    $9,371      7.21%
Non-interest-earning
  assets................                    5,116                           3,896
                                         --------                        --------
    Total assets........                 $165,991                        $133,947
                                         ========                        ========
Interest-bearing
  liabilities:
  Deposits..............      3.97%      $ 99,343   $ 3,976      4.00%   $ 88,617    $3,650      4.12%
  FHLB advances.........      5.50         49,144     2,709      5.51      28,554     1,590      5.57
                                         --------   -------              --------    ------
    Total
      interest-bearing
      liabilities.......      4.46%      $148,487   $ 6,685      4.50%   $117,171    $5,240      4.47%
Non-interest-bearing
  liabilities...........                 $  1,987                        $  1,480
                                         --------                        --------
    Total liabilities...                 $150,474                        $118,651
Equity..................                 $ 15,517                        $ 15,296
                                         --------                        --------
    Total liabilities
      and equity........                 $165,991                        $133,947
                                         ========                        ========
Net interest-earning
  assets................                 $ 12,388                        $ 12,880
                                         ========                        ========
Net interest
  income/interest rate
  spread................      2.76%                 $ 4,987      2.76%               $4,131      2.74%
                              ====                  =======    ======                ======    ======
Net yield on interest-
  earning assets(3).....                                         3.10%                           3.18%
                                                               ======                          ======
Ratio of average
  interest-earning
  assets to average
  interest-bearing
  liabilities...........                                       108.34%                         110.99%
                                                               ======                          ======

                                                AVERAGE
                          AVERAGE               YIELD/
                          BALANCE    INTEREST    RATE
                          --------    ------    ------
                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment
    securities(1).......  $ 11,609    $  657      5.66%
  Loans receivable(2)
    Commercial..........       574        51      8.89
    Real estate loans...    62,537     4,568      7.31
    Consumer............     6,147       459      7.47
                          --------    ------
  Total Loans
    Receivable..........    69,258     5,078      7.33
  Mortgage-backed
    securities(1).......    14,619       922      6.31
  Other interest-earning
    assets..............     1,867        91      4.87
                          --------    ------
    Total
      interest-earning
      assets............  $ 97,353    $6,748      6.93%
Non-interest-earning
  assets................     3,086
                          --------
    Total assets........  $100,439
                          ========
Interest-bearing
  liabilities:
  Deposits..............  $ 82,294    $3,407      4.14%
  FHLB advances.........     5,169       276      5.34
                          --------    ------
    Total
      interest-bearing
      liabilities.......  $ 87,463    $3,683      4.21%
Non-interest-bearing
  liabilities...........  $  1,067
                          --------
    Total liabilities...  $ 88,530
Equity..................  $ 11,909
                          --------
    Total liabilities
      and equity........  $100,439
                          ========
Net interest-earning
  assets................  $  9,890
                          ========
Net interest
  income/interest rate
  spread................              $3,065      2.72%
                                      ======    ======
Net yield on interest-
  earning assets(3).....                          3.15%
                                                ======
Ratio of average
  interest-earning
  assets to average
  interest-bearing
  liabilities...........                        111.31%
                                                ======

---------------

(1) The average yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

(2) Includes non-performing loans.

(3) Net interest income divided by interest-earning assets.

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

                                                              YEAR ENDED DECEMBER 31,
                               -------------------------------------------------------------------------------------
                                             1998 VS. 1997                               1997 VS. 1996
                               ------------------------------------------   ----------------------------------------

                                  INCREASE                                    INCREASE
                                 (DECREASE)                                  (DECREASE)
                                   DUE TO                        TOTAL         DUE TO                       TOTAL
                               --------------      RATE/        INCREASE    -------------      RATE/       INCREASE
                               RATE    VOLUME     VOLUME       (DECREASE)   RATE   VOLUME     VOLUME      (DECREASE)
                               -----   ------   -----------    ----------   ----   ------   -----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable, net......  $ (12)  $1,934      $(19)         $1,903     $ 46   $1,586      $ 76         $1,708
  Mortgage-backed
    securities...............     (7)   (178)         2            (183)      14    (160)        (2)          (148)
  Investment securities......    (66)    517        (20)            431      107     810        132          1,049
  Other interest-earning
    assets...................     12     125         13             150      (19)     43         (9)            15
                               -----   ------      ----          ------     ----   ------      ----         ------
    Total interest-earning
      assets.................  $ (73)  $2,398      $(24)         $2,301     $148   $2,279      $197         $2,624
                               -----   ------      ----          ------     ----   ------      ----         ------
Interest-bearing liabilities:
  Deposits...................  $(103)  $ 441       $(12)         $  326     $(17)  $ 262       $ (1)        $  244
  FHLB advances..............    (16)  1,147        (12)          1,119       12   1,249         53          1,314
                               -----   ------      ----          ------     ----   ------      ----         ------
    Total interest-bearing
      liabilities............   (119)  1,588        (24)          1,445       (5)  1,511         52          1,558
                               -----   ------      ----          ------     ----   ------      ----         ------
Increase in net interest
  income.....................  $  46   $ 810       $  0          $  856     $153   $ 768       $145         $1,066
                               =====   ======      ====          ======     ====   ======      ====         ======

     NET INCOME. The Company reported consolidated net income of $743,000, $784,000 and $146,000 for the fiscal years ended December 31, 1998, 1997 and 1996, respectively. The $41,000 or 5.2% decrease in net income for fiscal 1998 when compared to fiscal 1997 was attributable to a $974,000 or 31.2% increase in non-interest expense and an increase of $105,000 in provision for loan losses, which was partially offset by an increase of $856,000 or 20.7% increase in net interest income and a $162,000 or 43.5% increase in other income.

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

     NET INTEREST INCOME. Net interest income before provision for loan losses amounted to $5.0 million during fiscal 1998, compared to $4.1 million during fiscal 1997 and compared to $3.1 million during fiscal 1996. During fiscal 1998, the $856,000 million or 20.7%, increase in net interest income compared with fiscal 1997 was attributable to an increase in loan originations and investment purchases. Average balances of interest-earning assets increased $30.8 million, or 23.7% while average interest-bearing liabilities increased $31.3 million, or 26.7%. The increase in both average assets and liabilities was due directly to management's intent to leverage the Company's excess capital by funding the accelerated growth in assets with primarily FHLB advances. Another contributing factor was an increase in the average yield earned on interest-earning assets to 7.26% in 1998 from 7.21% in 1997, due primarily to increases in average yields earned on loans receivable. The increases in both average balances and average yields on earning assets, during fiscal 1998, increased interest income $2.3 million, or 24.6%, which was partially offset by a $1.4 million or 27.8% increase in total interest expense.

     The $2.3 million increase in total interest income during the year ended December 31, 1998 over the prior comparable period was primarily due to a $1.9 million or 28.0% increase in interest and fees on loans and a $431,000 or 25.3%, increase in interest and dividends on other investment securities. The increase in interest earned on loans and interest and dividends on other investment securities during fiscal 1998 was primarily due to a rise in average balances of loans receivable and on investment securities of $22.5 million, or 25.2%, and $7.9 million, or 30.3%, respectively. Management continued to grow its traditional one-to-four family residential loans from $72.2 million at December 31, 1997 to $81.3 million at December 31, 1998, but in addition was able to grow its commercial business loans from $9.6 million at December 31, 1997 to $18.7 million at December 31, 1998. In addition, an increase in the average yield earned on loans receivable from 7.60% in 1997 to 7.77% in 1998 accounted for a portion of the increase in interest income.

     The increase in interest expense in 1998, compared with 1997, was primarily a result of an increase in the Savings Bank's average interest bearing liabilities from $117.2 million to $148.5 million. This increase resulted from an increased volume of average deposits of $10.7 million or 12.1% and a $20.6 million or 72.1% increase in average borrowings. The increase in average borrowings was due to funding the accelerated growth in assets of the Company.

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

     The $2.6 million increase in total interest income during the year ended December 31, 1997 over the prior comparable period was primarily due to a $1.7 million or 33.6% increase in interest and fees on loans and a $1.0 million or 159.7%, increase in interest and dividends on other investment securities. The increase in interest earned on loans and interest and dividends on other investment securities during fiscal 1997 was primarily due to a rise in average balances of loans receivable and on investment securities of $20.0 million, or 28.9%, and $14.3 million, or 123.3%, respectively. Management continued to grow its traditional one-to-four family residential loans from $65.1 million at December 31, 1996 to $72.2 million at December 31, 1997, but in addition was able to grow its commercial business loans from $1.0 million at December 31, 1996 to $9.6 million at December 31, 1997. In addition, an increase in the average yield earned on loans receivable and investment securities from 7.33% and 5.66%, respectively, in 1996 to 7.60% and 6.58%, respectively, in 1997 accounted for a portion of the increase in interest income.

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

     PROVISION FOR LOAN LOSSES. The Savings Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, the volume and type of lending presently being conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area generally and other factors related to the collectibility of the Savings Bank's loan portfolio. For the year ended December 31, 1998, the provision for loan losses was $209,000. For the two years ended December 31, 1997 and 1996, provisions for loan losses were $104,000 and $44,000, respectively. The increase in provision for loan losses in 1998 represents management's intent to raise the level of provision in relation to the increased loan types and volume during fiscal 1998. Specifically, during the fourth quarter 1998, management increased its provision for loan loss expense to $87,000 from $42,000 in the third quarter 1998. This increase represents management's intent to grow the loan loss provision in relation to the growth in commercial business and commercial real estate loans, which grew from $16.8 million at June 30, 1998 to $27.0 million at December 31, 1998. During fiscal 1998, the Savings Bank charged off $22,000 and $19,000 in one-to-four family and credit card loans, respectively. At December 31, 1998, the Savings Bank's allowance for loan losses amounted to 81.8% of total non-performing loans and .45% of total loans receivable. Management and the directors of the Company and the Savings Bank believe that the allowance for loan losses is currently adequate. In addition, management and the directors of the Company and the Savings Bank propose to continue to evaluate its loan loss reserve in relation to its commercial business and commercial real estate loan portfolios and make necessary adjustments to reserves as needed.

     The Savings Bank calculates expected loan losses using an approach based primarily upon historical experience and current economic conditions. Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provisions for loan losses in the future as a result of increases in higher risk commercial and consumer loans, future changes in the economy or for other reasons, which could adversely affect the Savings Bank's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to such regulatory agencies at the time of their examination. The Savings Bank is in the process of being examined by the OTS as of December 31, 1998 and a final report is forthcoming. Prior to this exam, the Savings Bank was last examined by the OTS as of March 31, 1997.

     OTHER INCOME. Total other income amounted to $534,000 for the year ended December 31, 1998, an increase of $162,000 or 43.5% from the $372,000 earned in fiscal 1997. Increased transaction fees accounted primarily for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include NOW and non-interest bearing accounts, from $13.9 million at December 31, 1997 to $17.5 million at December 31, 1998. The additional transaction fees have resulted in increased costs due to higher employee manhours to administer such transactions.

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

     OTHER EXPENSES. Total other expenses amounted to $4.1 million for the year ended December 31, 1998, an increase of $974,000 or 23.8% from the $3.1 million incurred in fiscal 1997. One of the reasons for the increase was a $455,000 or 29.0% increase in salaries and employee benefits. This is attributable to the hiring of four full time equivalent employees to staff the newly formed Elizabeth Township branch, a full year of six full time equivalent employees at our Washington supermarket branch, an increase of $46,000 in costs associated with the Management Recognition and Retention plan, an increase in expenses related to commercial loan administration, and salary increases for its existing employees. The increase is also attributable to a rise in premises and occupancy costs of $197,000 or 59.2% primarily due to the higher depreciation expenses associated with furniture and equipment needed for the expansion of the corporate office and the two new branch locations. Lastly, the increase was caused by other expenses, which increased $166,000 or 29.3% during 1998. The rise in other expenses was primarily the result of increased consulting expenses as the Company has outsourced some job functions and increased general operating expenses.

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

     INCOME TAXES. For the fiscal years ended December 31, 1998, 1997 and 1996, the Company incurred income tax expense of $473,000, $493,000 and $69,000. The effective tax rate was 38.9% during the year ended December 31, 1998, compared to 38.6% during the year ended 1997, and 32.3% in fiscal 1996. The decreased income tax expense incurred in 1998 was due to decreased taxable income. For further information, see Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows are categorized as to whether they relate to the operating, investing or financing activities of the Company or the Savings Bank. Cash flow from operating activities includes net income plus or minus non-cash income statement items. Cash flow from investing activities includes proceeds from the sale or maturity of investment securities, principal payments collected on loans and mortgage-backed and related securities, loan originations and purchases of investments and mortgage-backed and related securities. Cash flow from financing activities includes the increase or decrease in deposits, borrowings and escrows.

     During the years ended December 31, 1998 and 1997, the Company's or the Savings Bank's operating activities provided net cash of approximately $890,000 and $1.5 million, respectively. The $890,000 net cash provided during the year ended December 31, 1998 was primarily due to $743,000 in net income, $209,000 in provision for loan losses, and $306,000 in depreciation of premises and equipment, which was partially offset by a $398,000 increase in other assets. The primary reasons for the $1.5 million net cash provided during the year ended December 31, 1997 were $784,000 in net income, a $287,000 increase in other liabilities, and $189,000 in depreciation of premises and equipment, which was partially offset by a $222,000 increase in accrued interest receivable.

     Net cash used by investing activities was $25.8 million for the year ended December 31, 1998. During the year ended December 31, 1998, the Savings Bank originated $27.9 million in new loans in excess of principal payments received on existing loans. The Savings Bank purchased $16.7 million of investment and mortgage-backed securities designated held to maturity due to their longer term maturity structure and purchased $6.7 million of investment and mortgage-backed securities designated available for sale. In addition, $17.0 and $5.6 million held to maturity and available for sale securities, respectively, were called during fiscal 1998. Net cash used by investing activities was $28.1 million for the year ended December 31, 1997. During the year ended December 31, 1997, the Savings Bank originated $19.7 million in new loans in excess of principal payments received on existing loans and purchased $17.7 million of investment securities designated held to maturity due to their longer term maturity structure. In addition, $8.5 million held to maturity securities were called during fiscal 1997.

     Net cash provided by financing activities for the year ended December 31, 1998, was $32.8 million, attributable to increases in core deposits and certificate accounts of $8.4 million and $10.1 million, respectively, and increases in net Federal Home Loan Bank advances of $16.3 million. In addition, the Company purchased $1.4 million of treasury stock during fiscal 1998. During the same period for 1997, the Savings Bank experienced a $26.7 million increase in net cash provided by financing activities primarily due to increases in core deposits and certificate accounts of $5.2 million and $2.1 million, respectively, and increases in net Federal Home Loan Bank advances of $20.2 million

     The primary sources of funds for the Savings Bank are deposits, advances from the FHLB of Pittsburgh, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and funds provided from operations. The primary sources of funds for the Company are dividends from the Savings Bank, repayments by the ESOP of the loan it received from the Company, interest and dividends on debt and equity investments in other companies and interest earned on deposits of the Company held at Savings Bank and short-term investments. While scheduled loan and mortgage-backed securities repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed securities prepayments, and investment securities with callable features are greatly influenced by the movement of interest rates in general, economic conditions or competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable by its Board of Directors. In addition, the Savings Bank invests in short-term interest-earning assets, which provides liquidity to meet lending requirements. The Savings Bank has also utilized advances from the FHLB of Pittsburgh. At December 31, 1998, the Savings Bank's maximum borrowing capacity with the FHLB of Pittsburgh was $93.1 million of which $51.0 million was borrowed pursuant to various term loans with maturities of less than ten years.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, interest bearing deposits with other institutions (including the FHLB of Pittsburgh), U.S. Government, U.S. Government agencies and other qualified investments. On a longer-term basis, the Company, through the operation of the Savings Bank, maintains a strategy of investing in various mortgage-backed securities and other investment securities and lending products as described in greater detail under the heading "Business of the Company," which is hereinafter set forth. During the year ended December 31, 1998, the Savings Bank used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, to fund loan commitments, to fund purchases of additional investment securities for its portfolio and to increase the Savings Bank's one-to-four family mortgage loan, commercial loan and consumer loan portfolios. The Savings Bank has outstanding loan commitments (i.e. one-to-four family and home equity loan commitments, credit card limits and commercial loan commitments) to extend credit approximating $13.1 million as of December 31, 1998. Certificates of deposit scheduled to mature in one year or less at December 31, 1998 totaled $34.8 million.

     Consolidated cash and cash equivalents increased by $7.9 million between December 31, 1997 and December 31, 1998. As of December 31, 1998, the consolidated cash and cash equivalents of the Company amounted to $10.2 million or 5.7% of assets, of which $9.1 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank decreased from $38.8 million or 27.1% of total assets at December 31, 1997 to $35.4 million or 19.9% of assets at December 31, 1998. As of December 31, 1998, $1.3 million of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $6.5 million have maturities of five years or less. The Company's consolidated net interest margin has decreased from 3.18% for the year ended December 31, 1997 to 3.10% for the year ended December 31, 1998.

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

     The Savings Bank is required by the OTS to maintain average daily balances of liquid assets (as defined in OTS regulations) in an amount equal to 4.0% of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank's average monthly liquidity ratio at December 31, 1998 was 48.1%.

     The Company, as a separately incorporated holding company, has no significant operations other than serving as sole stockholder of the Savings Bank. On an unconsolidated basis, the Company has no paid employees. At December 31, 1998, the Company's assets consist of its investment in the Savings Bank, its receivable from the ESOP, debt and equity investments with an aggregate market value of $1.4 million at December 31, 1998 and deposits maintained with the Savings Bank. Its sources of income will consist of earnings from the investment in such debt and equity securities, interest on such deposits and interest from the ESOP obligation. The only expenses of the Company relate to its reporting obligations to the OTS, its reporting obligations under the Exchange Act and related expenses to operate as a publicly traded company. Management believes that the Company and the Savings Bank currently has adequate liquidity available to respond to its obligations.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Corporation does not have any derivative instruments or hedging activities as of December 31, 1998.

     In October 1998, SFAS No. 134, "Accounting for Mortgage Servicing Rights," was issued. The Corporation does not have any mortgage servicing rights as of December 31, 1998.

EARNINGS PER COMMON SHARE

     During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. All prior periods have been restated to reflect this adoption. Treasury shares are treated as retired for earnings per share purposes.

     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                        YEAR ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1998        1997         1996
                                                   --------    --------    ----------
Basic earnings per share(1):
  Net income.....................................  $743,087    $784,487    $    3,070
  Average shares outstanding.....................   944,240     979,772     1,019,768
  Earnings per share.............................  $   0.79    $   0.80            --
Diluted earnings per share(1):
  Net income.....................................  $743,087    $784,487    $    3,070
  Average shares outstanding.....................   944,240     979,772     1,019,768
  Stock options..................................     9,041       3,240            --
                                                   --------    --------    ----------
  Diluted average shares outstanding.............   953,281     983,012     1,019,768
  Earnings per share.............................  $   0.78    $   0.80            --

---------------

(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. All per share data have been restated to reflect the stock dividend.

                            BUSINESS OF THE COMPANY
GENERAL

     The Company is a savings and loan holding company that holds the capital stock of one subsidiary, the Savings Bank. As of December 31, 1998, the Company also owns a loan receivable from the ESOP, holds debt and equity investments with a market value totaling $1.4 million at December 31, 1998 and maintains deposit accounts with the Savings Bank. The principal business operations of the Company are conducted through the Savings Bank.

LENDING ACTIVITIES

     GENERAL. The Savings Bank's lending operations follow the traditional pattern of primarily emphasizing the origination of one-to-four family residential loans for portfolio retention. However, since 1996, the Savings Bank has begun to expand its loan products by emphasizing other types of lending in order to meet its customer's demands. These include commercial business loans, commercial real estate loans, construction loans, and consumer loans, including home equity or home improvement loans, automobile loans, student loans, credit card loans, cash collateral personal loans and unsecured personal loans.

     At December 31, 1998, the Savings Bank's total loan portfolio amounted to $125.6 million, or 70.8% of total assets at that date. The Savings Bank has traditionally concentrated its lending activities on one-to-four family residential mortgages in its primary market. Consistent with its lending orientation, $81.3 million or 64.7% of the Savings Bank's total loan portfolio consisted of one-to-four family residential loans at December 31, 1998.

     Management intends that one-to-four family residential mortgage loans will be the primary lending activity of the Savings Bank but the percentage of one-to-four family mortgages against the total loan portfolio will not be as high as it was at December 31, 1996 which was 84.2%. Although one-to-four family residential mortgages advanced by the Savings Bank have increased from $65.1 million at December 31, 1996, to $72.2 million at December 31, 1997, to $81.3 million at December 31, 1998, the percentage of one-to-four family mortgages to total loan portfolio has dropped from 84.2% at December 31, 1996, to 73.3% at December 31, 1997 to 64.7% at December 31, 1998. This decline in percentage can be traced to the increases in commercial business loans, construction loans, and consumer loans booked in 1997 and 1998. Management is committed to aggressively market the residential mortgage products of the Savings Bank, but management does not intend to pursue a policy to return the Savings Bank's loan portfolio to a position where one-to-four family mortgages account for 80% or more of the total loan portfolio.

     Consumer loans, which are of shorter maturity and at higher margins above cost of funds, have risen from $9.3 million at December 31, 1996, to $12.8 million at December 31, 1997, to $15.7 million at December 31, 1998. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. Management decided to increase home equity loans primarily because this type of loan is secured by real estate through a first or second lien. As a result, home equity loans have risen from $4.6 million at December 31, 1996, to $7.5 million at December 31, 1997 to $9.8 million at December 31, 1998. Management has also sought through the promotion of automobile, student and credit card loans to increase outstanding consumer loans. The percentage of consumer loans against total loan receivables went from 12.0% at December 31, 1996, to 13.0% at December 31, 1997, to 12.5% at December 31, 1998. Management is committed to increase consumer loans.

     The Savings Bank is pursuing a policy to further grow its commercial business loan and commercial real estate loan portfolio. Commercial business loans and commercial real estate loans have risen from $2.0 million at December 31, 1996, to $11.1 million at December 31, 1997, to $27.0 million at December 31, 1998 and are expected to continue to increase in 1999. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. The percentage of commercial business loans and commercial real estate loans against total loans receivable has changed from 2.6% at December 31, 1996, to 11.2% at December 31, 1997 to 21.0% at December 31, 1998.

     By statute, the Savings Bank must limit its commercial business loans to 20% of its total assets provided that amounts in excess of 10% of total assets may be used only for small business loans. As of December 31, 1998, the total asset size of the Savings Bank was $177.4 million and 20% of such number is $35.5 million and 10% of such number is $17.7 million. At December 31, 1998, the Savings Bank had $18.7 million in commercial business loans of which $7.9 million was considered small business loans. The statutory ceiling on commercial real estate loans is substantially higher, i.e. 400% of the Savings Bank's capital, or at December 31, 1998, $51.9 million. At December 31, 1998 the Savings Bank had $7.6 million in commercial real estate loans. Management intends to continue to pursue commercial loans that carry a partial U.S. Government guarantee of the payment of principal and interest. Included in the Savings Bank's loan portfolio at December 31, 1998 are $5.4 million of commercial loans that are 80% guaranteed by the United States Government.

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

                                                           AS OF DECEMBER 31,
                                      ------------------------------------------------------------
                                            1998                  1997                  1996
                                      ----------------       ---------------       ---------------
                                       AMOUNT      %         AMOUNT      %         AMOUNT      %
                                      --------   -----       -------   -----       -------   -----
                                                         (DOLLARS IN THOUSANDS)
Real estate loans
  One-to-four family(1).............  $ 81,284   64.71%      $72,198   73.34%      $65,117   84.17%
  Construction......................     2,270    1.81         2,449    2.49           925    1.20
  Commercial real estate............     7,632    6.08         1,425    1.45         1,023    1.32
                                      --------   -----       -------   -----       -------   -----
     Total..........................  $ 91,186   72.60%      $76,072   77.28%      $67,065   86.69%
                                      --------   -----       -------   -----       -------   -----
Commercial business loans(1)........  $ 18,712   14.90%      $ 9,565    9.72%      $ 1,010    1.30%
                                      --------   -----       -------   -----       -------   -----
Consumer loans
  Home equity loans & lines.........  $  9,834    7.83%      $ 7,535    7.66%      $ 4,562    5.90%
  Student loans.....................     2,263    1.80         2,215    2.25         2,228    2.88
  Automobile loans..................     2,405    1.92         1,967    2.00         1,515    1.96
  Other consumer loans(1)...........     1,191     .95         1,076    1.09           984    1.27
                                      --------   -----       -------   -----       -------   -----
     Total..........................  $ 15,693   12.50%      $12,793   13.00%      $ 9,289   12.01%
                                      --------   -----       -------   -----       -------   -----
Total loans receivable(1)...........  $125,591     100%      $98,430     100%      $77,364     100%
                                      ========   =====       =======   =====       =======   =====
Less:
  Allowance for loan losses.........  $    571               $   403               $   307
  Loans in process..................     1,106                 1,857                   515
  Deferred loan (costs) fees........        (3)                  (11)                   (3)
                                      --------               -------               -------
Loans receivable, net...............  $123,917               $96,181               $76,545
                                      ========               =======               =======

---------------

(1) Includes non-performing loans.

     CONTRACTUAL MATURITIES. The following table sets forth the scheduled contractual maturities of the Savings Bank's loan portfolio at December 31, 1998. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of the Savings Bank's loan portfolio.

                                                           AT DECEMBER 31, 1998
                                     -----------------------------------------------------------------
                                     ONE-TO-FOUR     COMMERCIAL      COMMERCIAL
                                      FAMILY(1)    REAL ESTATE(2)     BUSINESS     CONSUMER    TOTAL
                                     -----------   ---------------   -----------   --------   --------
                                                              (IN THOUSANDS)
1 year or less.....................    $ 1,899         $1,215          $ 2,306     $ 1,431    $  6,851
After 1 year through 5 years.......      5,840            183            6,984       4,908      17,915
More than 5 years..................     74,601          7,448            9,422       9,354     100,825
                                       -------         ------          -------     -------    --------
Total amounts due..................    $82,340         $8,846          $18,712     $15,693    $125,591
                                       =======         ======          =======     =======    ========
Interest rate terms on amounts due
  after 1 year:
  Fixed............................    $61,793         $3,443          $ 7,286     $ 9,144    $ 81,666
  Adjustable/Floating..............    $18,648         $4,188          $ 9,120     $ 5,118    $ 37,074

---------------

(1) Includes construction loans of $1.1 million for the construction of one-to-four family homes. At the completion of the construction period (scheduled to be less than one year), the loans will convert automatically to a traditional mortgage with maturities in excess of five years.

(2) Includes construction loans of $1.2 million for the construction of a commercial real estate property. At the completion of the construction period (scheduled to be less than one year), the loans will convert automatically to a commercial real estate mortgage with maturities in excess of five years.

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

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1998         1997        1996
                                                    ---------    --------    --------
                                                             (IN THOUSANDS)
Total loans at beginning of period................  $  98,430    $ 77,364    $ 61,737
Loan originations:
  Real estate
     One-to-four family...........................  $  25,685    $ 13,982    $ 17,100
     Construction.................................      2,466       2,948         512
     Commercial real estate.......................      5,511         475         925
                                                    ---------    --------    --------
       Total real estate loans originated.........  $  33,662    $ 17,405    $ 18,537
                                                    ---------    --------    --------
  Commercial business loans.......................  $  21,872    $ 14,174    $  1,173
                                                    ---------    --------    --------
  Consumer loans
     Home equity loans and lines of credit........  $   6,987    $  5,762    $  3,868
     Student loans................................        397         353         482
     Automobile loans.............................      1,633       1,323       1,242
     Other consumer loans.........................      1,447       1,267       1,284
                                                    ---------    --------    --------
       Total consumer loans originated............  $  10,464    $  8,705    $  6,876
                                                    ---------    --------    --------
     Total loans originated.......................  $  65,998    $ 40,284    $ 26,586
                                                    ---------    --------    --------
Deduct:
  Principal loan repayments and prepayments.......  $ (38,587)   $(19,218)   $(10,949)
  Transferred to real estate owned................       (250)         (0)        (10)
                                                    ---------    --------    --------
Subtotal:.........................................  $ (38,837)   $(19,218)   $(10,959)
                                                    ---------    --------    --------
  Net increase in loans...........................  $  27,161    $ 21,066    $ 15,627
                                                    ---------    --------    --------
  Total loans at end of period....................  $ 125,591    $ 98,430    $ 77,364
                                                    =========    ========    ========

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

     The Savings Bank's lending policies allow all one-to-four residential mortgage loans $50,000 or less to be approved with two signatures of the Chief Executive Officer, President, and/or the Executive Vice President. One-to-four residential mortgage loans in excess of $50,000 are presented to the Loan Committee that consists of members of management and two outside directors. The Chief Executive Officer has authority to authorize commercial loans up to and including $150,000. Commercial loan applications under $25,000 may be approved with the signatures of two of the loan officers designated by the President or the Loan Committee. The Loan Committee has been authorized by the Board to grant loans up to $500,000, with loans in excess of this amount required to be presented to the full Board for review and approval. It has been the policy of the Savings Bank's management to present all mortgage loans which are not single-family residential loans to the Loan Committee and/or the Board of Directors for review and approval, and to have the Board of Directors review any loan application which would exceed $500,000. Under applicable regulations, the maximum amount of loans that the Savings Bank may make to any one borrower, including related entities, is limited to 15% of unimpaired capital and surplus, which legal lending limit amounted to $1.9 million at December 31, 1998.

     The Savings Bank currently is not a purchaser of residential or consumer loans. There are no current intentions to begin purchasing such loans. The Savings Bank had previously purchased loan participations secured primarily by commercial real estate located in Pennsylvania and Ohio. Such loans were presented to the Savings Bank from contacts at other financial institutions that have previously done business with the Savings Bank. At December 31, 1998, none of the Savings Bank's total loans receivable consisted of participation interests.

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

     The policies must address certain lending considerations set forth in the Real Estate Lending Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards, and documentation, approval and reporting requirements. These policies must also be appropriate to the size of the institution and the nature and scope of its operations, and must be reviewed and approved by the institution's board of directors at least annually. The LTV ratio framework, with a LTV ratio being the total amount of credit to be extended divided by the appraised value of the property at the time the credit is originated, must be established for each category of real estate loans. If not a first lien, the lender must combine all senior liens when calculating this ratio. The Real Estate Lending Guidelines, among other things, establish the following supervisory LTV limits: land development (75%); construction, commercial and non-residential (80%); improved property (80%) and one-to-four family residential (owner occupied) (no maximum ratio; however any LTV ratio in excess of 90% should require appropriate insurance or readily marketable collateral). Consistent with its lending philosophy, the Savings Bank's LTV limits are; construction (80%); land development (75%); residential properties (90% in the case of one-to-four family owner-occupied residences); and commercial real estate (75%). The Savings Bank requires private mortgage insurance on any residential conventional mortgage loan that exceeds a 90% LTV ratio. While the ratios reflected above reflect the range of desired LTV ratio coverages, the Savings Bank will evaluate each applicant and the collateral to secure the loan on a case-by-case basis.

     ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LOANS. The Savings Bank has historically concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing one-to-four family residences located within its market. At December 31, 1998, $81.3 million or 64.7% of the Savings Bank's total loan portfolio consisted of one-to-four family residential real estate loans, substantially all of which are conventional loans.

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

     At December 31, 1998, approximately $62.6 million or 77.1% of the one-to-four family residential loans in the Savings Bank's loan portfolio consisted of loans that provide for fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 5 to 30 years, it is the Savings Bank's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

     Independent appraisers approved by the Savings Bank's Board of Directors make property appraisals on the real estate and improvements securing the Savings Bank's one-to-four family residential loans. Appraisals are performed in accordance with Federal regulations and policies. The Savings Bank obtains title insurance policies on most first mortgage real estate loans it originates. If title insurance is not obtained or is unavailable, the Savings Bank obtains an abstract of title and title opinion. Borrowers also must obtain hazard insurance prior to closing and flood insurance when required by the United States Department of Housing and Urban Development as researched by a third party vendor. Borrowers are not required to escrow funds for real estate taxes but may elect to escrow funds with each monthly payment of principal and interest to a loan escrow account from which the Savings Bank makes disbursements for items such as real estate taxes as they become due.

     COMMERCIAL REAL ESTATE LOANS. The Savings Bank originates mortgage loans for the acquisition and refinancing of commercial real estate properties (including multi-family complexes). At December 31, 1998, $7.6 million or 6.08% of the Savings Bank's total loan portfolio consisted of loans secured by existing commercial real estate properties. At December 31, 1998, the Savings Bank's commercial real estate loan portfolio consisted of nineteen loans with an average principal balance of approximately $402,000.

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

     COMMERCIAL BUSINESS LOANS. At December 31, 1998, $18.7 million or 14.9% of the Savings Bank's total loan portfolio consisted of loans classified as commercial business loans. The Savings Bank's commercial business loans can be secured or unsecured depending upon the size of the loan and the credit analysis by the Savings Bank of the potential borrower. Lines of credit in excess of $25,000 are generally secured by a pledge of accounts receivable and inventory. The Savings Bank's commercial loan portfolio consists of borrowers primarily located in Western Pennsylvania.

     Commercial business loans generally have shorter terms and higher interest rates than residential mortgage loans but generally involve more credit risk than residential mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. Fixed equipment may depreciate in value quicker than the principal repayment of the loan. Accounts receivable may prove to be difficult or impossible to collect in sufficient amounts to repay a line of credit. Inventory may disappear due to loss or theft or may decline in value due to age or change in market conditions or technology. The Savings Bank's evaluation of the creditworthiness of a borrower, or the value of a borrower's collateral, may fail to fully assess the risk of the loan in question and lead to a loss.

     CONSTRUCTION LOANS. The Savings Bank will occasionally originate loans to construct primarily one-to-four family residences, and, to a much lesser extent, loans to acquire and develop real estate for construction of residential and commercial properties. These construction lending activities generally are limited to the Savings

Bank's primary market area. At December 31, 1998, $2.3 million or 1.8% of the Savings Bank's total loan portfolio consisted of loans classified as construction loans.

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

     CONSUMER LOANS. The Savings Bank also offers automobile loans, home equity loans and lines of credit, student loans, deposit account secured loans and unsecured consumer loans. Automobile loans amounted to $2.4 million or 1.9% of the total loans receivable at December 31, 1998. Home equity loans and lines of credit amounted to $9.8 million or 7.8% of the total loans receivable at December 31, 1998. The student loan balance amounted to $2.3 million or 1.8% of the total loans receivable as of such date, deposit account secured loans had outstanding balances of $528,000 or .4% of total loans receivable as of such date and unsecured personal loans (including credit card balances outstanding) stood at $663,000 or .5% of total loans receivable as of such date.

     Automobile loans are secured by a lien on the title of the financed vehicle. The terms of the loan may not exceed 60 months. Rates on automobile loans may be fixed or floating. As of December 31, 1998, the entire automobile loan portfolio had fixed rate contracts. Automobile loans involve higher risk since the collateral rapidly depreciates. Defaults during the early months of the loan will likely result in a loss of principal due to the reduced value of the vehicle and the costs of repossession and sale. Automobile loans may be granted for up to 100% of the purchase price including transfer fees and taxes.

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

     In December 1995 the Savings Bank began issuing consumer credit cards to its existing customer base. Credit card loans outstanding amounted to $469,000 or .4% of the total loans receivable at December 31, 1998.

     Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. During 1998, the Savings Bank wrote-off fifteen credit card loan balances with aggregate outstanding balances of $19,000 that amounted to 4.5% of the average outstanding credit balance for 1998. At December 31, 1998, $4,000 of the remaining consumer loans were classified as non-performing.

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

     Under generally accepted accounting principles, the Savings Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Savings Bank for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Savings Bank would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in non-accrual loans. For the year ended December 31, 1998, the Savings Bank had no troubled debt restructurings and had no interest income arising from troubled debt restructuring.

     DELINQUENT LOANS. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Savings Bank's loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts that are past due.

                                           DECEMBER 31, 1998                            DECEMBER 31, 1997
                       ---------------------------------------------------------    --------------------------
                                                                  90 DAYS OR                            60-89
                          30-59 DAYS          60-89 DAYS            GREATER            30-59 DAYS        DAYS
                       -----------------   -----------------   -----------------    -----------------   ------
                                PERCENT             PERCENT             PERCENT              PERCENT
                                OF LOAN             OF LOAN             OF LOAN              OF LOAN
                       AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT   CATEGORY    AMOUNT   CATEGORY   AMOUNT
                       ------     ----      ----     -----      ----      ----      ------     ----      ----
                                                       (DOLLARS IN THOUSANDS)
Real estate loans:
 One-to-four family
  residences.........  $  914     1.12%     $123       .15%     $483       .59%     $2,636     3.65%     $188
 Construction........       0        0       430     18.94         0         0           0        0         0
 Commercial real
  estate.............     859     4.59         0         0        99      1.30           0        0         0
 Commercial business
 loans...............       0        0         0         0         0         0           0        0         0
Consumer loans.......      95      .61       124       .79       116       .74          92      .72         8
                       ------               ----                ----                ------               ----
    Total............  $1,868               $677                $698                $2,728               $196
                       ======               ====                ====                ======               ====

                                     90 DAYS OR
                                       GREATER
                                  -----------------
                       PERCENT             PERCENT
                       OF LOAN             OF LOAN
                       CATEGORY   AMOUNT   CATEGORY
                         ---       ----      ---
Real estate loans:
 One-to-four family
  residences.........     26%      $589      .82%
 Construction........      0          0        0
 Commercial real
  estate.............      0          0        0
 Commercial business
 loans...............      0          7      .07
Consumer loans.......    .06         15      .12
                                   ----
    Total............              $611
                                   ====

                                                                               DECEMBER 31, 1996
                                                           ---------------------------------------------------------
                                                                                                      90 DAYS OR
                                                              30-59 DAYS          60-89 DAYS            GREATER
                                                           -----------------   -----------------   -----------------
                                                                    PERCENT             PERCENT             PERCENT
                                                                    OF LOAN             OF LOAN             OF LOAN
                                                           AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT   CATEGORY
                                                           ------     ----      ---       ---       ----      ---
                                                                            (DOLLARS IN THOUSANDS)
Real estate loans:
 One-to-four family residences...........................  $1,738     2.67%     $75        12%      $339      .52%
 Consumer loans..........................................       6      .06       15       .16          2      .02
                                                           ------               ---                 ----
    Total................................................  $1,744               $90                 $341
                                                           ======               ===                 ====

     NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of the Savings Bank's non-performing assets at the dates indicated. The Savings Bank had no loans during the periods indicated below which should be classified as troubled debt restructurings.

                                                                     DECEMBER 31,
                                                              --------------------------
                                                              1998       1997       1996
                                                              ----       ----       ----
                                                                (DOLLARS IN THOUSANDS)
Non-accruing loans:
One-to-four family residential(1)...........................  $483       $589       $339
Consumer loans(2)...........................................   116         15          2
Commercial real estate(3)...................................    99         --         --
Commercial business loans(4)................................    --          7         --
                                                              ----       ----       ----
  Total nonperforming loans.................................   698        611        341
Real estate owned...........................................   205         --         50
                                                              ----       ----       ----
  Total nonperforming assets................................  $903       $611       $391
                                                              ====       ====       ====
Total nonperforming loans as a percentage of total loans....   .56%       .63%       .44%
                                                              ====       ====       ====
Total nonperforming assets as a percentage of total
  assets....................................................   .51%       .43%       .34%
                                                              ====       ====       ====

---------------

(1) Consists of an aggregate of 7, 11 and 6 loans at December 31, 1998, 1997 and 1996, respectively.

(2) Consists of five and nine loans at December 31, 1998 and December 31, 1997, respectively, and one loan at December 31, 1996.

(3) Consists of 1 loan at December 31, 1998.

(4) Consists of 1 loan at December 31, 1997.

     The Savings Bank's total non-performing assets have increased from $611,000 or .43% of total assets at December 31, 1997 to $903,000 or .51% of total assets at December 31, 1998. The $292,000 increase in total non-performing assets between December 31, 1997 and 1998 principally reflects an increases in real estate owned of $205,000.

     The Savings Bank's total non-performing assets increased from $391,000 or .34% of total assets at December 31, 1996 to $611,000 or .43% of total assets at
December 31, 1997. The $220,000 increase in total non-performing assets between December 31, 1996 and 1997 principally reflects increases in non-performing loans.

     At December 31, 1998, 1997, and 1996 approximately $43,000, $46,000, and
$15,000 in interest income, respectively, would have been recorded in the period then ended on loans accounted for on a non-accrual basis if such loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. The Savings Bank had no accruing loans greater than 90 days delinquent.

     ALLOWANCE FOR LOAN LOSSES. An allowance for loan losses is maintained at a level that management considers currently adequate to provide for potential losses based upon an evaluation of known and inherent risks in the loan portfolio. Allowances for loan losses are based on estimated net realizable value. Management's periodic evaluation is based upon examination of the loan portfolio, past loss experience, current economic conditions, the results of the most recent regulatory examinations, and other relevant factors. Provisions for loan losses that are charged against income increase the allowance. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. In addition, there can be no assurance that bank regulators will agree with the Savings Bank on the systematic methodology for determining the adequacy of the allowance for loan losses during future examination. The Savings Bank could be required by bank regulators to increase its allowance for loan losses in addition to the loan loss reserves set by management, thereby negatively affecting the Savings Bank's financial condition and earnings at that time.

     The following table summarizes changes in the allowance for loan losses and other selected statistics for the periods presented.

                                                                 DECEMBER 31,
                                                     ------------------------------------
                                                       1998          1997          1996
                                                     --------       -------       -------
                                                            (DOLLARS IN THOUSANDS)
Average total loans................................  $111,809       $89,303       $69,258
                                                     ========       =======       =======
Allowance for loan losses, beginning of year.......  $    403       $   307       $   287
Charged-off loans(1)...............................       (41)           (8)          (24)
Recoveries on loans previously charged off.........        --            --            --
Provision for loan losses..........................       209           104            44
                                                     --------       -------       -------
Allowance for loan losses, end of period...........  $    571       $   403       $   307
                                                     ========       =======       =======
Net loans charged-off to average loans.............       .04%          .01%          .04%
                                                     ========       =======       =======
Allowance for loan losses to total loans...........       .45%          .42%          .40%
                                                     ========       =======       =======
Allowance for loan losses to nonperforming loans...     81.81%        65.96%        89.88%
                                                     ========       =======       =======

---------------

(1) Consists of $22,000 of one-to-four family residential mortgage loans and $19,000 of consumer loans in 1998; consists of $8,000 of consumer loans in 1997; and consists of $18,000 of one-to-four family residential mortgage loans and $6,000 of consumer loans in 1996.

     The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. This allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                                       DECEMBER 31,
                                 ---------------------------------------------------------
                                       1998                1997                1996
                                 -----------------   -----------------   -----------------
                                            % OF                % OF                % OF
                                          LOANS IN            LOANS IN            LOANS IN
                                            EACH                EACH                EACH
                                          CATEGORY            CATEGORY            CATEGORY
                                          TO TOTAL            TO TOTAL            TO TOTAL
                                 AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                 ------   --------   ------   --------   ------   --------
                                                  (DOLLARS IN THOUSANDS)
Real Estate:
  One-to-four family,
     commercial real estate,
     participation,
     construction and other
     real estate...............   $328      57.44%    $247      61.29%    $227      73.94%
Commercial Loan:
  Working capital and term
     loans for business uses...    173      30.30       89      22.08        5       1.63
Consumer:
  Automobile, home equity,
     student, share and other
     consumer..................     70      12.26       67      16.63       75      24.43
                                  ----     ------     ----     ------     ----     ------
     Total.....................   $571     100.00%    $403     100.00%    $307     100.00%
                                  ====     ======     ====     ======     ====     ======

     Effective December 21, 1993, the OTS, in conjunction with the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board, issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"). The Policy Statement, which effectively supersedes previous OTS proposed guidance, includes guidance (i) on the responsibilities of management for the assessment and establishment of an adequate allowance and (ii) for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful, described below, and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the dollar value of the portfolio that is classified doubtful must be accounted for in the allowance of the institution; (ii) 15% of the dollar value of the portfolio that is classified substandard must be accounted for in the allowance of the institution; (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date must be accounted for in the allowance of the institution, and (iv) in the cases where the institution has an insufficient basis for determining this amount, an examiner may use industry average net charge-off rate for nonclassified loans and leases (based on a study of the Federal Reserve Board a rate of .50% for risk-weighted "pass" loans and 3% for special mention loans is acceptable). While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling."

     Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, Federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of

100% of the portion of the asset classified as a loss or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. At December 31, 1998, the Savings Bank had $903,000 of assets classified as "substandard" (all of which are set forth under "Non-Performing Assets" above) and no assets classified as "doubtful" or "loss."

INVESTMENT ACTIVITIES

     GENERAL. The Company's Board of Directors has given authority to the Investment Committee of the Savings Bank to manage the investment activities of the Company. Investment activity at the Company is minimal. The Company has chosen to invest in several debt and equity securities. The aggregate market value of these investments, at December 31, 1998, is $1.4 million. These investments were selected on management's belief that the value would appreciate. These debt and equity investments represent .8% of the total consolidated assets of the Company and 4.0% of the total consolidated investment securities of the Company. Excess funds at the Company level are deposited into a money market account maintained at the Savings Bank.

     The Savings Bank's investment activities are managed by the Investment Committee designated by the Board of Directors of the Savings Bank. These activities are conducted in accordance with a written investment policy that is reviewed and approved by the Board of Directors at least annually. The Savings Bank's Asset and Liability Committee has been designated to work with management and the Board to implement and achieve the investment plan goals and to report at least quarterly to the Board in conjunction with its review of the Savings Bank's overall gap and interest rate risk position. As reflected in its investment policy, the Savings Bank's investment objective is to maintain a balance of high quality and diversified investments with a minimum of credit risk. Accordingly, the Savings Bank seeks a competitive return from its investments, but the rate of return is only one consideration which is weighed against the Savings Bank's other goals and objectives of liquidity and operating in a manner deemed by the Board to reflect safety and soundness.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents of the Savings Bank increased by $7.9 million from fiscal 1997 to fiscal 1998. At December 31, 1998, cash and cash equivalents of the Savings Bank amounted to $10.2 million or 5.7% of total assets. The largest component in this category is interest-bearing deposits in banks, which amounted to $9.1 million at December 31, 1998. The majority of such deposits were made with the FHLB of Pittsburgh. The $7.9 million increase in cash and cash equivalents during fiscal 1998 was primarily due to funds received from called investments along with increased principal payments on loans and increases in total deposits.

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

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. As a savings and loan holding company, with majority ownership in one savings association that meets the requirement of a qualified thrift lender due to the level of its residential mortgage lending activities, the Company has broad investment powers. Other than 100% ownership of the Savings Bank, the Company has chosen only to maintain the loan to the ESOP, to invest in debt and equity securities with a market value totaling $1.4 million at December 31, 1998 and to deposit the majority of the remaining funding of the Company in a money market and checking account maintained at the Savings Bank. Funds on deposit with the Savings bank are used for either loans or investment securities as determined by the Savings Bank.

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

     The Savings Bank maintains a portfolio of mortgage-backed securities as a means of investing in housing-related mortgage instruments without the costs associated with originating mortgage loans for portfolio retention and with limited credit risk of default which arises in holding a portfolio of loans to maturity. Mortgage related securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Savings Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA").

     The FHLMC is a public corporation chartered by the U.S. Government and owned by the 12 Federal Home Loan Banks and Federally insured savings institutions. The FHLMC issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for conventional mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. The full faith and credit of the United States does not back FHLMC and FNMA securities, but because the FHLMC and FNMA are U.S. Government sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. The GNMA is a government agency within the Department of Housing and Urban Development that is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low-and middle-income housing, there are limits to the maximum size of loans that qualify for these programs.

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

     Mortgage-backed securities generally yield less than the loans that underlie such securities because of their payment guarantees or credit enhancements that offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans. Mortgage-backed securities issued or guaranteed by FNMA or FHLMC (except interest-only securities or the residual interests in collateralized mortgage obligations) are weighted at no more than 20% for risk-based capital purposes, compared to a weight of 50% to 100% for residential loans.

     The following tables set forth certain information relating to the Company's and Savings Bank's investment and mortgage-backed securities portfolio at the dates indicated:

                                                               DECEMBER 31,
                                   ---------------------------------------------------------------------
                                          1998                     1997                      1996
                                   ------------------       -------------------       ------------------
                                   AMORTIZED    % OF        AMORTIZED     % OF        AMORTIZED    % OF
                                     COST      TOTAL           COST      TOTAL          COST      TOTAL
                                    -------    ------       ----------   ------        -------    ------
                                                          (DOLLARS IN THOUSANDS)
        HELD TO MATURITY
Investment securities:
  U.S. Government securities.....   $ 2,001     12.30%      $    2,001    10.15%       $ 2,002     19.00%
  Federal agency obligations.....    14,263     87.70           17,720    89.85          8,533     81.00
                                    -------    ------       ----------   ------        -------    ------
     Total investment
       securities................   $16,264    100.00%      $   19,721   100.00%       $10,535    100.00%
                                    =======    ======       ==========   ======        =======    ======
Average remaining contractual
  life of investment
  securities.....................  9.53 yrs.                10.38 yrs.                8.01 yrs.
                                    =======                 ==========                 =======
Mortgage-backed securities:
  GNMA...........................   $ 1,951     21.17%      $    1,158    14.44%       $ 1,361     13.71%
  FHLMC..........................     5,259     57.08            6,775    84.47          8,453     85.16
  FNMA...........................     2,004     21.75               87     1.09            113      1.13
                                    -------    ------       ----------   ------        -------    ------
     Total mortgage-backed
       securities................   $ 9,214    100.00%      $    8,020   100.00%       $ 9,927    100.00%
                                    =======    ======       ==========   ======        =======    ======

                                                                DECEMBER 31,
                                    --------------------------------------------------------------------
                                           1998                     1997                     1996
                                    ------------------       ------------------       ------------------
                                    AMORTIZED    % OF        AMORTIZED    % OF        AMORTIZED    % OF
                                      COST      TOTAL          COST      TOTAL          COST      TOTAL
                                     -------    ------        -------    ------        -------    ------
                                                           (DOLLARS IN THOUSANDS)
        AVAILABLE FOR SALE
Investment securities:
  Federal agency obligations......   $ 3,000     44.52%       $ 6,602     78.75%       $ 6,503     80.91%
  U.S. Government securities......       504      7.48              0         0              0         0
  Corporate debentures............       494      7.33              0         0              0         0
  Marketable equity securities....     2,740     40.67          1,781     21.25          1,535     19.09
                                     -------    ------        -------    ------        -------    ------
     Total investment
       securities.................   $ 6,738    100.00%       $ 8,383    100.00%       $ 8,038    100.00%
                                     =======    ======        =======    ======        =======    ======
Average remaining contractual life
  of investment securities(1).....  8.14 yrs.                6.52 yrs.                8.31 yrs.
                                     =======                  =======                  =======
Mortgage-backed securities:
  FHLMC...........................   $ 2,215     68.36%       $ 1,329     52.76%       $ 2,356     63.93%
  FNMA............................     1,025     31.64          1,191     47.24          1,329     36.07
                                     -------    ------        -------    ------        -------    ------
     Total mortgage-backed
       securities.................   $ 3,240    100.00%       $ 2,520    100.00%       $ 3,685    100.00%
                                     =======    ======        =======    ======        =======    ======

---------------

(1) Marketable equity securities have no stated maturity, therefore, are excluded from the average remaining contractual life calculation.

     The composition and maturities of the investment securities portfolio by contractual maturity at December 31, 1998, are indicated in the following table:

                                                             DUE IN
                                          ---------------------------------------------
                                          LESS THAN    1 TO 3      3 TO 5       OVER                  TOTALS
                                           1 YEAR       YEARS       YEARS      5 YEARS          DECEMBER 31, 1998
                                          ---------   ---------   ---------   ---------   ------------------------------
                                          AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                                            COST        COST        COST        COST        COST       VALUE     VALUE
                                            ----        ----        ----        ----        ----       -----     -----
                                                                      (DOLLARS IN THOUSANDS)
U.S. government securities and Federal
  agency obligations....................   $1,000      $3,516      $2,000      $13,252     $19,768    $19,821   $19,769
Corporate debentures....................        0           0           0          494         494        478       478
Marketable equity securities............    2,740           0           0            0       2,740      2,682     2,682
                                           ------      ------      ------      -------     -------    -------   -------
    Total investment securities.........   $3,740      $3,516      $2,000      $13,746     $23,002    $22,981   $22,929
                                           ======      ======      ======      =======     =======    =======   =======
Weighted average yield..................     4.21%       5.78%       5.62%        6.69%       6.06%       N/A       N/A
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

     The Savings Bank's investment securities portfolio at December 31, 1998 did not contain securities of any issuer with an aggregate book value in excess of 10% of the Savings Bank's equity, excluding those issued by the United States Government or its agencies.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's mortgage-backed securities at December 31, 1998.

                                                               DUE IN
                           -------------------------------------------------------------------------------
                           LESS THAN      1 TO 3         3 TO 5         5 TO 10      10 TO 20     OVER 20
                            1 YEAR        YEARS          YEARS           YEARS         YEARS       YEARS
                           ---------   ------------   ------------   -------------   ---------   ---------
                           AMORTIZED    AMORTIZED      AMORTIZED       AMORTIZED     AMORTIZED   AMORTIZED
                             COST          COST           COST           COST          COST        COST
                             ----          ----           ----           ----          ----        ----
                                                       (DOLLARS IN THOUSANDS)
GNMA.....................   $    0        $    0         $    0         $    0        $  947      $ 1004
FHLMC....................      295             0              0          2,962         4,007         210
FNMA.....................        0         1,025              0              0         2,004           0
                            ------        ------         ------         ------        ------      ------
    Total................   $  295        $1,025         $    0         $2,962        $6,958      $1,214
Weighted Average Yield...     6.50%         5.06%           N/A           6.00%         6.52%       6.76%
                            ======        ======         ======         ======        ======      ======


                                       TOTALS
                                 DECEMBER 31, 1998
                           ------------------------------
                           AMORTIZED    FAIR     CARRYING
                             COST       VALUE     VALUE
                             ----       -----     -----
GNMA.....................   $ 1,951    $ 1,964   $ 1,951
FHLMC....................     7,474      7,540     7,484
FNMA.....................     3,029      3,021     3,022
                            -------    -------   -------
    Total................   $12,454    $12,525   $12,457
Weighted Average Yield...      6.30%       N/A       N/A
                            =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as held to maturity at December 31, 1998.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       DUE 1 YEAR    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                        OR LESS       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 1998
                       ----------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                          COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
U.S. Gov't & Agency
  Securities.........    $1,000      $3,012        $ 0       $ 6,996     $ 4,982     $   274     $16,264    $16,316   $16,264
FHLMC Certificates...       295           0          0         2,962       2,002           0       5,259      5,315     5,259
GNMA Certificates....         0           0          0             0         947       1,004       1,951      1,964     1,951
FNMA Certificates....         0           0          0             0       2,004           0       2,004      2,003     2,004
                         ------      ------        ---       -------     -------     -------     -------    -------   -------
    Total............    $1,295      $3,012        $ 0       $ 9,958     $ 9,935     $ 1,278     $25,478    $25,598   $25,478
                         ======      ======        ===       =======     =======     =======     =======    =======   =======
Weighted Average
  Yield..............      6.30%       5.78%       N/A          6.45%       6.73%       6.76%       6.49%       N/A       N/A
                         ======      ======        ===       =======     =======     =======     =======    =======   =======

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

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as available for sale at December 31, 1998.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       DUE 1 YEAR    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                        OR LESS       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 1998
                       ----------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                          COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
Marketable Equity
  Securities.........    $2,740      $    0      $    0      $    0      $    0      $    0      $ 2,740    $ 2,682   $ 2,682
U.S. Gov't & Agency
  Securities.........         0         504       2,000       1,000           0           0        3,504      3,505     3,505
Corporate
  debentures.........         0           0           0           0           0         494          494        478       478
FHLMC Certificates...         0           0           0           0       2,005         210        2,215      2,225     2,225
GNMA Certificates....         0           0           0           0           0           0            0          0         0
FNMA Certificates....         0       1,025           0           0           0           0        1,025      1,017     1,017
                         ------      ------      ------      ------      ------      ------      -------    -------   -------
    Total............    $2,740      $1,529      $2,000      $1,000      $2,005      $  704      $ 9,978    $ 9,907   $ 9,907
                         ======      ======      ======      ======      ======      ======      =======    =======   =======
Weighted Average
  Yield..............      3.47%       5.29%       5.62%       6.60%       6.00%       6.81%        5.24%       N/A       N/A
                         ======      ======      ======      ======      ======      ======      =======    =======   =======

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

     At December 31, 1998, the weighted average contractual maturity of all of the Savings Bank's mortgage-backed securities was approximately 15 years and the weighted average yield on the mortgage-backed securities portfolio was 6.30%. The actual maturity of a mortgage-backed security is less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, the Savings Bank may be subject to reinvestment risk because to the extent that the Savings Bank's mortgage-backed securities amortize or prepay faster than anticipated, the Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. At December 31, 1998, of the $12.5 million of mortgage-backed securities, an aggregate of $10.1 million were secured by fixed-rate mortgage loans and an aggregate of $2.4 million were secured by adjustable-rate mortgage loans.

     In February 1992, the OTS adopted a policy statement which states, among other things, that mortgage derivative products (including CMOs and CMO residuals and stripped mortgage-backed securities) which possess average life or price volatility in excess of a benchmark fixed rate 30-year mortgage-backed pass-through security are "high-risk" mortgage securities, are not suitable investments for depository institutions, must be carried in the institution's trading account or as assets held for sale, and must be marked to market on a regular basis. The Savings Bank has no "high-risk" mortgage securities at December 31, 1998 and has no present intention to invest in such products.

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

     The Savings Bank's deposits are obtained primarily from residents in its primary market area of Allegheny County and portions of Washington County and Westmoreland County, all of which are located in Western Pennsylvania. In February 1998, the Savings Bank opened its fifth branch located at 603 Scenery Drive, Elizabeth Township, PA 15037. The Savings Bank to a lesser extent obtains deposits from other locations in the greater Pittsburgh metropolitan area. The Savings Bank attracts deposit accounts by offering a wide variety of accounts, competitive interest rates and fee structures on transaction accounts, and convenient branch office locations and service hours. The Savings Bank primarily utilizes print media to attract new customers and savings deposits. The Savings Bank has never utilized the services of deposit brokers and had no brokered deposits at December 31, 1998. The Savings Bank presently operates five automated teller machines ("ATMs"), one at each of the branch offices maintained by the Savings Bank as of December 31, 1998. The Savings Bank is affiliated with a regional ATM network.

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

                                                             DECEMBER 31,
                                     ------------------------------------------------------------
                                            1998                 1997                 1996
                                     ------------------    -----------------    -----------------
                                      AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                     --------   -------    -------   -------    -------   -------
                                                        (DOLLARS IN THOUSANDS)
Passbook and club accounts.........  $ 16,372    14.93%    $15,298    16.78%    $15,476    18.46%
Money market.......................    19,857    18.10      16,122    17.68      13,513    16.12
Certificates of deposit............    55,939    50.99      45,803    50.25      43,683    52.12
NOW accounts.......................    11,799    10.76       9,933    10.90       8,595    10.25
Non-interest bearing...............     5,731     5.22       4,000     4.39       2,554     3.05
                                     --------   ------     -------   ------     -------   ------
     Total deposits................  $109,698   100.00%    $91,156   100.00%    $83,821   100.00%
                                     ========   ======     =======   ======     =======   ======

     The following table presents, by various interest rate categories, the amount of certificates of deposit at December 31, 1998 and the amounts at December 31, 1998 that mature during the periods indicated.

                                               TOTAL AS OF
                                               DECEMBER 31,        AMOUNTS AT DECEMBER 31, 1998
                                                   1998                  MATURING WITHIN
                                               ------------    ------------------------------------
                                                                           AFTER ONE
                                                                 ONE      BUT WITHIN
CERTIFICATES OF DEPOSIT                                         YEAR      THREE YEARS    THEREAFTER
-----------------------                                        -------    -----------    ----------
                                                              (DOLLARS IN THOUSANDS)
4.01% to 6.00%...............................    $51,409       $33,555      $14,367        $3,487
6.01% to 8.00%...............................      4,530         1,249        3,179           102
                                                 -------       -------      -------        ------
     Total certificate accounts..............    $55,939       $34,804      $17,546        $3,589
                                                 =======       =======      =======        ======

     The following table presents the average balance of each deposit type and the average rate paid on each deposit type, net of early withdrawal penalties for the periods indicated.

                                                            DECEMBER 31,
                                  -----------------------------------------------------------------
                                         1998                   1997                   1996
                                  -------------------    -------------------    -------------------
                                  AVERAGE    AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE
                                  BALANCE   RATE PAID    BALANCE   RATE PAID    BALANCE   RATE PAID
                                  -------   ---------    -------   ---------    -------   ---------
                                                       (DOLLARS IN THOUSANDS)
Passbook and club accounts......  $16,119     2.53%      $15,587     2.53%      $16,112     2.55%
Money market....................   17,834     3.71        15,014     3.56        10,649     3.15
Certificates of deposit.........   50,089     5.48        45,579     5.62        45,522     5.54
NOW accounts....................   10,455     1.56         9,272     1.74         8,009     1.73
Non-interest bearing............    4,846     0.00         3,165     0.00         2,002     0.00
                                  -------     ----       -------     ----       -------     ----
     Total deposits.............  $99,343     4.00%      $88,617     4.12%      $82,294     4.14%
                                  =======     ====       =======     ====       =======     ====

     The following table sets forth the Savings Bank's net savings flows during the periods indicated.

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1998       1997       1996
                                                       --------    -------    -------
                                                               (IN THOUSANDS)
Beginning balance..................................    $ 91,156    $83,821    $80,731
Increase (decrease) before interest credited.......      14,566      3,685       (317)
Interest credited..................................       3,976      3,650      3,407
                                                       --------    -------    -------
Net savings increase...............................      18,542      7,335      3,090
                                                       --------    -------    -------
Ending balance.....................................    $109,698    $91,156    $83,821
                                                       ========    =======    =======

     The following table sets forth maturities of the Savings Bank's certificates of deposit of $100,000 or more at December 31, 1998 by time remaining to maturity.

                                                              IN THOUSANDS
                                                              ------------
Three months or less........................................     $  813
Over three months through six months........................      3,426
Over six months through 12 months...........................      2,469
Over 12 months..............................................      2,517
                                                                 ------
     Total..................................................     $9,225
                                                                 ======

     BORROWINGS FROM FHLB OF PITTSBURGH AS OF DECEMBER 31. The following table sets forth the borrowing history of the Savings Bank from the FHLB of Pittsburgh for the last three years.

                                                               AT DECEMBER 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Amount Outstanding At Year End........................  $50,977    $34,677    $14,477
                                                        =======    =======    =======
Maximum Balance.......................................  $50,977    $34,977    $15,077
                                                        =======    =======    =======
Average Balance.......................................  $49,144    $28,554    $ 5,169
                                                        =======    =======    =======
Weighted Average Interest Rate:
     At end of year...................................     5.55%      5.78%      5.96%
                                                        =======    =======    =======
     During Year......................................     5.51%      5.57%      5.34%
                                                        =======    =======    =======

     The Savings Bank utilized the increased borrowings during 1998 to meet increased loan demand. To secure the repayment of any outstanding borrowings from the FHLB of Pittsburgh and any other credit product offered by the FHLB of Pittsburgh, the Savings Bank has pledged to the FHLB of Pittsburgh investments of the Savings Bank in U.S. Government and U.S. agency securities and U.S. Government and U.S. agency mortgage-backed securities and 100% of its unencumbered home loan mortgages.

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

     At December 31, 1998, the Savings Bank exceeded all of the capital requirements applicable to it. Set forth below is a summary of the Savings Bank's compliance with the applicable capital standards as of December 31, 1998 and as of December 31 of each of the preceding four years.

                                 AS OF                  AS OF                  AS OF                  AS OF
                           DECEMBER 31, 1998      DECEMBER 31, 1997      DECEMBER 31, 1996      DECEMBER 31, 1995
                          --------------------   --------------------   --------------------   -------------------
                                    PERCENT OF             PERCENT OF             PERCENT OF            PERCENT OF
                          AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)    AMOUNT   ASSETS(2)
                          ------    ---------    ------    ---------    ------    ---------    ------   ---------
                                                           (DOLLARS IN THOUSANDS)
Tangible capital:(1)
  Requirement...........  $ 2,638      1.50%     $ 2,139      1.50%     $ 1,719      1.50%     $1,378      1.50%
  Actual................   12,950      7.36       12,592      8.83       11,787     10.28      7,228       7.87
  Excess................  $10,312      5.86%     $10,453      7.33%     $10,068      8.78%     $5,850      6.37%
Core capital:(1)(2)
  Requirement...........  $ 5,276      3.00%     $ 4,279      3.00%     $ 3,438      3.00%     $2,757      3.00%
  Actual................   12,950      7.36       12,592      8.83       11,787     10.28      7,228       7.87
  Excess................  $ 7,674      4.36%     $ 8,313      5.83%     $ 8,349      7.28%     $4,471      4.87%
Risk-based capital:(1)
  Requirement(3)........  $ 7,286      8.00%     $ 5,537      8.00%     $ 4,064      8.00%     $3,101      8.00%
  Actual(4).............   13,521     14.85       12,995     18.78       12,094     23.81      7,515      19.39
  Excess................  $ 6,235      6.85%     $ 7,458     10.78%     $ 8,030     15.81%     $4,414     11.39%

                                 AS OF
                           DECEMBER 31, 1994
                          -------------------
                                   PERCENT OF
                          AMOUNT   ASSETS(2)
                          ------   ---------
Tangible capital:(1)
  Requirement...........  $1,316      1.50%
  Actual................  7,049       8.03
  Excess................  $5,733      6.53%
Core capital:(1)(2)
  Requirement...........  $2,632      3.00%
  Actual................  7,049       8.03
  Excess................  $4,417      5.03%
Risk-based capital:(1)
  Requirement(3)........  $2,985      8.00%
  Actual(4).............  7,352      19.70
  Excess................  $4,367     11.70%

---------------

(1) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets. As of December 31, 1998, the difference between capital under generally accepted accounting principles ("GAAP") and regulatory tangible and core capital is attributable to $8,000 for the Savings Bank's net unrealized holding losses on available-for-sale securities to arrive at regulatory tangible and core capital of $12,950,000.

(2) To be "adequately capitalized" for purposes of the OTS' Prompt Corrective Action regulations, core capital generally must be at least 4.0%.

(3) Calculated based on the OTS requirement of 8.0% of risk-weighted assets.

(4) As of December 31, 1998, the difference between capital under generally accepted accounting principles and regulatory risk-based capital is attributable to an addition to generally accepted accounting principles capital of $571,000 for the allowance for loan loss and $8,000 for the Savings Bank's net unrealized holding gains (losses) on available-for-sale securities to arrive at regulatory risk-based capital of $13,521,000.

            DIRECTOR AND EXECUTIVE OFFICER BIOGRAPHICAL INFORMATION

     Set forth below are the directors and executive officers of the Company and the Savings Bank together with information concerning the principal occupations during the last five years for such directors and executive officers.

     MARTIN W. DOWLING has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1992. Mr. Dowling is a director of Jefferson Hills Real Estate, Inc. and President of Dowling Properties, Inc. He is also President of Martin W. Dowling, Inc., a building and remodeling company, and President of Town Hall Estates, Inc., and Meadow Green Corp., both companies being in the business of real estate development. Mr. Dowling also serves as director of Jefferson Hospital and other healthcare-related organizations.

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

     MARK R. SCHOEN has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1994. Currently Mr. Schoen is a senior manager of investment products and technology for SEI Investments, a company servicing the mutual fund industry. Prior roles included Senior Manager of Business Development at Pilgrim Baxter and Associates and Assistant Vice President of Business Development and Product Administration for Federated Investors.

     JOHN A. STIVER has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1986. Mr. Stiver was appointed Chief Executive Officer of the Bank and the Company effective on December 30, 1998. Mr. Stiver is a CPA licensed to practice in Pennsylvania since 1972 and has been a self employed CPA since 1980. Mr. Stiver serves as Chairman of the Board of Directors of the Company and the Savings Bank. He is also President and owner of C & J Leasing Co., an equipment leasing company, President and owner of Jackson Group, Ltd., an investment company, and President and owner of Miller's Mini Storage, Inc., a self-storage company.

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

     ROBERT S. ZYLA has been a director of the Company since its formation in 1996 and a director of the Savings Bank since 1984. Mr. Zyla was appointed President of the Savings Bank in 1989 and Treasurer of the Savings Bank in 1995. In connection with the formation of the Company and the Conversion, Mr. Zyla was appointed the President of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Prestige Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Prestige Bancorp, Inc. (the Corporation) and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestige Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
February 17, 1999

                             PRESTIGE BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                  1998            1997
                                                                  ----            ----
                           ASSETS
Assets:
Cash and due from banks.....................................  $    975,202    $    927,362
Interest-bearing deposits with banks........................     9,177,755       1,286,099
Investment securities-
  Available for sale........................................     9,907,260      11,017,858
  Held to maturity (market value $25,598,337 and
     $27,870,426, respectively).............................    25,478,289      27,741,398
Loans.......................................................   125,590,998      98,429,871
Less--Deferred costs, net...................................        (3,080)        (10,856)
       Allowance for loan losses............................       571,183         402,964
       Loans in process.....................................     1,106,061       1,856,802
                                                              ------------    ------------
          Net loans.........................................   123,916,834      96,180,961
                                                              ------------    ------------
Federal Home Loan Bank stock, at cost.......................     2,548,900       1,748,900
Premises and equipment, net.................................     2,634,609       2,673,794
Accrued interest receivable.................................     1,116,560       1,033,261
Deferred tax asset..........................................        90,359              --
Other assets................................................     1,528,216         653,077
                                                              ------------    ------------
Total assets................................................  $177,373,984    $143,262,710
                                                              ============    ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits-
     Noninterest-bearing deposits...........................  $  5,731,447    $  4,000,085
     Interest-bearing deposits..............................   103,966,675      87,155,740
                                                              ------------    ------------
          Total deposits....................................   109,698,122      91,155,825
  Federal Home Loan Bank advances...........................    50,977,000      34,677,000
  Advance payments by borrowers for taxes and insurance.....     1,023,230         856,881
  Income taxes payable......................................       172,086         178,068
  Deferred tax liability....................................            --          77,927
  Accrued interest payable..................................       234,442         153,336
  Other liabilities.........................................       509,199         533,862
                                                              ------------    ------------
          Total liabilities.................................   162,614,079     127,632,899
                                                              ------------    ------------
Stockholders' Equity:
  Preferred stock, $1.00 par value; 5,000,000 shares
     authorized, none issued................................            --              --
  Common stock, $1.00 par value; 10,000,000 shares
     authorized, 1,100,090 shares issued at December 31,
     1998; 963,023 shares at December 31, 1997..............     1,100,090         963,023
  Treasury stock at cost: 157,476 and 55,372 shares at
     December 31, 1998 and December 31, 1997,
     respectively...........................................    (2,161,243)       (775,881)
  Additional paid in capital................................    10,727,677       8,033,296
  Unearned ESOP shares......................................      (690,380)       (724,050)
  Retained earnings.........................................     5,826,182       8,064,202
  Accumulated other comprehensive income....................       (42,421)         69,221
                                                              ------------    ------------
          Total stockholders' equity........................    14,759,905      15,629,811
                                                              ------------    ------------
Total liabilities and stockholders' equity..................  $177,373,984    $143,262,710
                                                              ============    ============

        The accompanying notes are an integral part of these statements.

                             PRESTIGE BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 1998          1997          1996
                                                                 ----          ----          ----
INTEREST INCOME:
Interest and fees on loans..................................  $8,689,218    $6,786,131    $5,078,301
Interest on mortgage-backed securities......................     589,328       773,171       922,491
Interest and dividends on other investment securities.......   2,137,413     1,706,379       656,991
Interest on deposits in other financial institutions........     255,738       105,621        90,584
                                                              ----------    ----------    ----------
      Total interest income.................................  11,671,697     9,371,302     6,748,367
                                                              ----------    ----------    ----------

INTEREST EXPENSE:
Interest on deposits........................................   3,976,159     3,650,221     3,406,804
Advances from Federal Home Loan Bank........................   2,708,619     1,590,207       276,022
                                                              ----------    ----------    ----------
      Total interest expense................................   6,684,778     5,240,428     3,682,826
      Net interest income...................................   4,986,919     4,130,874     3,065,541
                                                              ----------    ----------    ----------
PROVISION FOR LOAN LOSSES...................................     209,000       104,000        44,000
                                                              ----------    ----------    ----------
      Net interest income after provision for loan losses...   4,777,919     4,026,874     3,021,541
                                                              ----------    ----------    ----------

OTHER INCOME:
Fees and service charges....................................     511,954       321,727       260,685
(Loss) gain on sale of investments..........................      (6,703)       20,704            --
Gain on sale of fixed assets................................      27,354            --            --
Loss on sale of foreclosed property.........................     (18,500)           --            --
Other income, net...........................................      20,327        29,932        36,327
                                                              ----------    ----------    ----------
      Total other income....................................     534,432       372,363       297,012
                                                              ----------    ----------    ----------

OTHER EXPENSES:
Salaries and employee benefits..............................   2,023,378     1,567,942     1,221,432
Premises and occupancy costs................................     529,950       332,882       326,200
Federal deposit insurance premiums..........................      57,718        56,508       175,984
Special SAIF assessment.....................................          --            --       501,727
Data processing costs.......................................     265,707       204,757       171,485
Advertising costs...........................................     122,802       108,280        86,157
Transaction processing costs................................     253,833       191,773       159,213
ATM transaction fees........................................     110,408        92,515        92,174
Other expenses..............................................     732,536       567,173       369,282
                                                              ----------    ----------    ----------
      Total other expenses..................................   4,096,332     3,121,830     3,103,654
                                                              ----------    ----------    ----------
Income before income tax expense............................   1,216,019     1,277,407       214,899

INCOME TAX EXPENSE..........................................     472,932       492,920        69,386
                                                              ----------    ----------    ----------
NET INCOME..................................................  $  743,087    $  784,487    $  145,513
                                                              ==========    ==========    ==========
PER COMMON SHARE DATA(1):
  Basic:
    Net Income(2)...........................................  $     0.79    $     0.80    $       --
                                                              ==========    ==========    ==========
    Average number of common shares outstanding(3)..........     944,240       979,772     1,019,768
                                                              ==========    ==========    ==========
  Diluted:
    Net Income(2)...........................................  $     0.78    $     0.80    $       --
                                                              ==========    ==========    ==========
    Average number of common shares outstanding(3)..........     953,281       983,012     1,019,768
                                                              ==========    ==========    ==========
  Cash Dividends Declared(2)................................  $     0.20    $     0.12    $       --
                                                              ==========    ==========    ==========

---------
(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. All per share data have been restated to reflect the stock dividend.
(2) Earnings per share and cash dividends declared information for 1996 represents the period subsequent to initial issuance of common stock on June 27, 1996.
(3) Weighted shares outstanding for 1996 represent the weighted shares outstanding from June 27, 1996 to December 31, 1996.

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                               ADDITIONAL
                               COMPREHENSIVE    COMMON STOCK      TREASURY       PAID-IN      UNEARNED      RETAINED
                                  INCOME       $1.00 PAR VALUE      STOCK        CAPITAL     ESOP SHARES    EARNINGS
                                  ------       ---------------      -----        -------     -----------    --------
BALANCE, December 31, 1995...                    $        --     $        --   $        --   $       --    $7,245,432
Issuance and exchange of
  1,107,476 shares of common
  stock as a result of the
  conversion.................                        963,023              --     7,995,781           --            --
88,597 shares acquired for
  ESOP.......................                             --              --            --     (770,410)           --
Allocation of 1,715 ESOP
  shares.....................                             --              --         4,395       14,920            --
Net income...................   $  145,513                --              --            --           --       145,513
Net unrealized losses on
  available for sale
  securities, net of tax of
  $67,308....................     (100,997)               --              --            --           --            --
                                ----------
Comprehensive income.........   $   44,516
                                ==========       -----------     -----------   -----------   ----------    ----------
BALANCE, December 31, 1996...                        963,023              --     8,000,176     (755,490)    7,390,945
Allocation of 3,615 ESOP
  shares.....................                             --              --        33,120       31,440            --
Cash dividends declared......                             --              --            --           --      (111,230)
Treasury stock purchases,
  55,372 shares..............                             --        (775,881)           --           --            --
Net income...................   $  784,487                --              --            --           --       784,487
Net unrealized gains on
  available for sale
  securities, net of tax of
  $158,452...................      251,340                --              --            --           --            --
Reclassification adjustment
  for gains realized in net
  income net of tax of
  $7,039.....................      (13,665)               --              --            --           --            --
                                ----------
Comprehensive income.........   $1,022,162
                                ==========       -----------     -----------   -----------   ----------    ----------
BALANCE, December 31, 1997...                        963,023        (775,881)    8,033,296     (724,050)    8,064,202
Allocation of 3,872 ESOP
  shares.....................                             --              --        44,976       33,670            --
Cash dividends declared......                             --              --            --           --      (191,600)
Treasury stock purchases,
  102,587 shares.............                             --      (1,392,128)           --           --            --
Stock dividend declared:
  Common stock (15% per share
    on 914,873 shares).......                        137,067              --     2,648,956           --    (2,786,023)
  Cash in lieu of stock......                             --              --            --           --        (3,484)
Common stock issued upon
  exercise of stock
  options--483 shares........                             --           6,766           449           --            --
Net income...................   $  743,087                --              --            --           --       743,087
Net unrealized losses on
  available for sale
  securities, net of tax of
  $74,595....................     (116,066)               --              --            --           --            --
Reclassification adjustment
  for losses realized in net
  income net of tax of
  $2,279.....................        4,424                --              --            --           --            --
                                ----------
Comprehensive income.........   $  631,445
                                ==========       -----------     -----------   -----------   ----------    ----------
BALANCE, December 31, 1998...                    $ 1,100,090     $(2,161,243)  $10,727,677   $ (690,380)   $5,826,182
                                                 ===========     ===========   ===========   ==========    ==========

                                ACCUMULATED
                                   OTHER
                               COMPREHENSIVE
                                  INCOME          TOTAL
                                  ------          -----
BALANCE, December 31, 1995...   $   (67,457)   $ 7,177,975
Issuance and exchange of
  1,107,476 shares of common
  stock as a result of the
  conversion.................            --      8,958,804
88,597 shares acquired for
  ESOP.......................            --       (770,410)
Allocation of 1,715 ESOP
  shares.....................            --         19,315
Net income...................            --        145,513
Net unrealized losses on
  available for sale
  securities, net of tax of
  $67,308....................      (100,997)      (100,997)
Comprehensive income.........
                                -----------    -----------
BALANCE, December 31, 1996...      (168,454)    15,430,200
Allocation of 3,615 ESOP
  shares.....................            --         64,560
Cash dividends declared......            --       (111,230)
Treasury stock purchases,
  55,372 shares..............            --       (775,881)
Net income...................            --        784,487
Net unrealized gains on
  available for sale
  securities, net of tax of
  $158,452...................       251,340        251,340
Reclassification adjustment
  for gains realized in net
  income net of tax of
  $7,039.....................       (13,665)       (13,665)
Comprehensive income.........
                                -----------    -----------
BALANCE, December 31, 1997...        69,221     15,629,811
Allocation of 3,872 ESOP
  shares.....................            --         78,646
Cash dividends declared......            --       (191,600)
Treasury stock purchases,
  102,587 shares.............            --     (1,392,128)
Stock dividend declared:
  Common stock (15% per share
    on 914,873 shares).......            --             --
  Cash in lieu of stock......            --         (3,484)
Common stock issued upon
  exercise of stock
  options--483 shares........            --          7,215
Net income...................            --        743,087
Net unrealized losses on
  available for sale
  securities, net of tax of
  $74,595....................      (116,066)      (116,066)
Reclassification adjustment
  for losses realized in net
  income net of tax of
  $2,279.....................         4,424          4,424
Comprehensive income.........
                                -----------    -----------
BALANCE, December 31, 1998...   $   (42,421)   $14,759,905
                                ===========    ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                  1998           1997           1996
                                                                  ----           ----           ----
OPERATING ACTIVITIES:
Net income..................................................  $    743,087   $    784,487   $    145,513
                                                              ------------   ------------   ------------
Adjustments to reconcile net income to net cash provided
  (used) by operating activities--
    Depreciation of premises and equipment..................       306,143        188,779        171,044
    Amortization of premiums and discounts, net.............       (28,174)       (31,805)        (4,354)
    Non cash compensation expense related to MRP Plan.......       134,136         88,307             --
    Non cash compensation expense related to ESOP benefit...        96,336         84,484         30,071
    Loss on sale of mutual funds............................        14,700          3,200             --
    Loss on sale of available for sale mortgage-backed
      securities............................................            --            792             --
    Gain on sale of equity securities.......................        (5,834)            --             --
    Gain on call of held to maturity investment
      securities............................................            --        (24,696)            --
    Gain on sale of premises and equipment..................       (38,023)            --             --
    Provision for loan losses...............................       209,000        104,000         44,000
    (Decrease) increase in other liabilities................       (42,353)       286,828         25,524
    Increase (decrease) in accrued interest payable.........        81,106        115,382        (37,978)
    (Decrease) increase in income taxes payable.............       (99,026)       108,912        (60,524)
    Increase in accrued interest receivable.................       (83,299)      (222,377)      (237,334)
    (Increase) decrease in other assets.....................      (397,700)        30,435          1,584
    Other, net..............................................            --             --          1,783
                                                              ------------   ------------   ------------
        Total adjustments...................................       147,012        732,241        (66,184)
                                                              ------------   ------------   ------------
        Net cash provided by operating activities...........       890,099      1,516,728         79,329
                                                              ------------   ------------   ------------
INVESTING ACTIVITIES:
Loan originations...........................................   (66,773,023)   (38,985,258)   (26,118,053)
Principal payments on loans.................................    38,828,150     19,245,450     10,935,360
Proceeds from calls and maturities of held to maturity
  investment securities.....................................    17,000,000      8,524,696      1,700,000
Proceeds from sale of available for sale mutual funds.......       660,500        101,000             --
Proceeds from sale of available for sale mortgaged-backed
  securities................................................            --        633,274             --
Proceeds from call of available for sale investment
  securities................................................     5,600,000      1,000,000             --
Proceeds from sale of equity securities.....................        19,800             --             --
Return of capital on investment securities..................         2,225         29,100             --
Purchases of held to maturity investment securities.........   (13,727,081)   (17,672,530)    (8,735,000)
Purchases of available for sale investment securities.......    (4,650,561)    (1,479,908)    (4,747,900)
Principal payments on available for sale mortgage-backed
  securities................................................     1,289,713        543,835        637,010
Principal payments on held to maturity mortgage-backed
  securities................................................     1,818,659      1,914,386      1,643,112
Principal payments on held to maturity investment
  securities................................................       193,529             --             --
Purchases of available for sale mortgage-backed
  securities................................................    (2,000,000)            --             --
Purchases of held to maturity mortgage-backed securities....    (3,000,000)            --             --
Purchases of premises and equipment.........................      (435,343)      (981,654)      (183,397)
Proceeds from sale of premises and equipment................       206,408             --             --
Purchase of land............................................            --             --       (265,717)
Purchase of Federal Home Loan Bank stock....................      (800,000)      (995,000)       (20,200)
                                                              ------------   ------------   ------------
        Net cash used by investing activities...............   (25,767,024)   (28,122,609)   (25,154,785)
                                                              ------------   ------------   ------------
FINANCING ACTIVITIES:
Increase in advance payments by borrowers for taxes and
  insurance.................................................       166,349        234,824         50,277
Purchases of MRP shares.....................................      (611,575)      (210,406)            --
Proceeds from Federal Home Loan Bank advances...............    21,000,000     88,607,500     44,850,000
Payments on Federal Home Loan Bank advances.................    (4,700,000)   (68,407,500)   (33,350,000)
Net increase in money market, NOW and passbook savings
  accounts..................................................     8,406,498      5,214,353      5,249,401
Net increase (decrease) in certificate accounts.............    10,135,799      2,120,004     (2,158,605)
Purchases of treasury stock.................................    (1,392,128)      (775,881)            --
Common stock cash dividends paid............................      (191,600)      (111,230)            --
Proceeds from exercise of stock options.....................         6,562             --             --
Cash in lieu of stock dividend on fractional shares.........        (3,484)            --             --
Net proceeds from stock offering............................            --             --      8,188,394
                                                              ------------   ------------   ------------
        Net cash provided by financing activities...........    32,816,421     26,671,664     22,829,467
                                                              ------------   ------------   ------------
        Net increase (decrease) in cash and cash
          equivalents.......................................     7,939,496         65,783     (2,245,989)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................     2,213,461      2,147,678      4,393,667
                                                              ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 10,152,957   $  2,213,461   $  2,147,678
                                                              ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes..................  $    570,000   $    381,000   $    132,000
                                                              ============   ============   ============
Cash paid during the year for interest on deposits and
  borrowings................................................  $  6,603,672   $  5,125,044   $  3,682,828
                                                              ============   ============   ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY:
Loans transferred to real estate owned......................  $    250,000   $         --   $     10,000
                                                              ============   ============   ============

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS

     Prestige Bancorp, Inc. through its wholly-owned subsidiary, the Bank, is primarily engaged in the business of attracting deposits in the form of savings accounts and investing such funds in the origination or purchase of commercial loans, residential mortgage loans and consumer loans, including credit card services, and in mortgage-backed and other securities. The Bank conducts its business through five offices located in the greater Pittsburgh metropolitan area.

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

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents in the accompanying statements of cash flows include cash and due from banks and interest-bearing deposits primarily with banks. Interest-bearing deposits are on deposit with domestic banks and are due within three months. The Corporation had no deposits in foreign banks or in foreign branches of United States banks. In addition, cash and due from banks at December 31, 1998 and 1997 included $292,000 and $164,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

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

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
Alternatively, investments are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the investments as part of the Corporation's asset/liability management strategy. Investments classified as available for sale include securities that may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and credited (charged) to a separate component of equity on a net of tax basis. The Corporation presently is not authorized by its Board of Directors and does not engage in trading activity. Gains or losses on the sale of available for sale securities are recognized in income upon realization using the specific identification method.

LOANS RECEIVABLE

     Loans receivable are stated at their unpaid principal balances, including any allowances for anticipated loss.

     Interest on loans is credited to income as earned. Accrual of interest income is discontinued when reasonable doubt exists regarding collectibility, generally when payment of principal or interest is 90 days or more past due and repayment is less than assured. For loans that have been placed on a nonaccrual basis, previously accrued but unpaid interest is reversed and subsequently recognized only to the extent payment is received and recovery of principal is assured.

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

     The Bank follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was subsequently amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114 addresses the treatment and disclosure of certain loans where it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. This standard defines the term "impaired loan" and indicates the method used to measure the impairment. The measurement of impairment may be based upon (a) the present value of expected future cash flows discounted at the loan's effective interest rate; (b) the observable market price of the impaired loan; or (c) the fair value of the collateral of a collateral dependent loan. Additionally, these statements require disclosure of how the creditor recognizes the interest income related to these impaired loans.

     The Corporation's policy is to review separately each of its commercial loans in order to determine if a loan is impaired. The Corporation also has identified multiple pools of small-dollar-value homogeneous loans that are evaluated collectively for impairment. These separate pools are for residential mortgage loans and for consumer loans. As facts such as a significant delinquency in payments of 90 days or more, a bankruptcy or other circumstances become known on specific loans within either loan pool, individual loans are reviewed and are removed from the pool if deemed to be impaired.

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

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization which is computed using the straight-line method over the estimated useful lives of the related assets that are from 2 to 50 years.

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

     Effective June 27, 1996, the Corporation established the ESOP plan, which acquired 77,041 shares, or 88,597 shares adjusted for the 15% stock dividend in the second quarter of 1998, in connection with the Plan of Conversion. As of December 31, 1998 and 1997, 79,393 and 83,265 shares, respectively, remain unearned.

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

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
Basic earnings per share (1):
  Net income................................................  $743,087   $784,487   $  3,070
  Average shares outstanding................................   944,240    979,772   1,019,768
  Earnings per share........................................  $    .79   $    .80         --
Diluted earnings per share (1):
  Net income................................................  $743,087   $784,487   $  3,070
  Average shares outstanding................................   944,240    979,772   1,019,768
  Stock options.............................................     9,041      3,240         --
                                                              --------   --------   --------
  Diluted average shares outstanding........................   953,281    983,012   1,019,768
  Earnings per share........................................  $    .78   $    .80         --

---------

(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. All per share data have been restated to reflect the stock dividend.

COMPREHENSIVE INCOME

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in the quarter ended March 31, 1998. This accounting standard requires the reporting of all changes in the equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Prior to the issuance of this standard, some of those changes in equity were displayed in the income statement, while others were included directly in balances within a separate component of equity in a statement of financial position.

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

     Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and the Federal Home Loan Bank (FHLB). The Corporation uses its asset liability management policy and its FHLB borrowing capacity to manage liquidity risk.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED
USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

ACCOUNTING PRONOUNCEMENTS

     During 1998, the Company adopted SFAS No. 131 and No. 132. SFAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information" requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. The Company is operated as a single segment; thus, there are no additional disclosure requirements. SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format. Required disclosures have been made and prior years' information has been reclassified for the impact of SFAS No. 132.

FUTURE ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Corporation does not have any derivative instruments or hedging activities as of December 31, 1998.

     In October 1998, SFAS No. 134, "Accounting for Mortgage Servicing Rights," was issued. The Corporation does not have any mortgage servicing rights as of December 31, 1998.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:

     The cost and market values of investment securities are summarized as follows:

     Investment securities held to maturity:

                                                        DECEMBER 31, 1998
                                       ---------------------------------------------------
                                                       GROSS        GROSS
                                        AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                          COST         GAINS        LOSSES        VALUE
                                       -----------    --------     --------    -----------
U.S. government and government agency
  obligations:
     Due within one year.............  $   999,863    $ 11,387     $     --    $ 1,011,250
     Due after one and within five
       years.........................    3,012,412      22,515           --      3,034,927
     Due within ten years............    6,995,520      48,788        7,142      7,037,166
     Due after ten years.............    5,255,906      13,261       35,995      5,233,172
Federal Home Loan Mortgage
  Corporation (FHLMC) certificates:
     Due within one year.............      295,332       2,610           --        297,942
     Due after five and within ten
       years.........................    2,962,464      64,388           --      3,026,852
     Due after ten years.............    2,002,073      12,158       23,769      1,990,462
Government National Mortgage
  Association (GNMA) certificates due
  after 10 years.....................    1,950,655      14,120        1,013      1,963,762
Federal National Mortgage Association
  (FNMA) certificates due after 10
  years..............................    2,004,064          --        1,260      2,002,804
                                       -----------    --------     --------    -----------
                                       $25,478,289    $189,227     $ 69,179    $25,598,337
                                       ===========    ========     ========    ===========

     The maturities within the table above are based upon contractual maturity.

     Investment securities available for sale:

                                                        DECEMBER 31, 1998
                                       ---------------------------------------------------
                                                       GROSS        GROSS
                                                     UNREALIZED   UNREALIZED     MARKET
                                          COST         GAINS        LOSSES        VALUE
                                       -----------    --------     --------    -----------
U.S. government and government agency
  obligations:
     Due after one and within five
       years.........................  $ 2,503,539    $  6,151     $  5,350    $ 2,504,340
     Due after five and within ten
       years.........................    1,000,140         490           --      1,000,630
Corporate Debentures:
     Due after ten years.............      493,626          --       16,011        477,615
Federal Home Loan Mortgage
  Corporation (FHLMC) certificates:
     Due after ten years.............    2,214,721      10,064           --      2,224,785
Federal National Mortgage Association
  (FNMA) certificates due after one
  and within five years..............    1,025,523          --        7,840      1,017,683
Mutual fund investment...............    1,273,441          --       10,713      1,262,728
Common stock portfolio...............    1,467,070          --       47,591      1,419,479
                                       -----------    --------     --------    -----------
                                       $ 9,978,060    $ 16,705     $ 87,505    $ 9,907,260
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

     Mortgage-backed securities include net unamortized discounts of $5,060 and $29,321 at December 31, 1998 and 1997, respectively.

                             PRESTIGE BANCORP, INC.

4.  LOANS RECEIVABLE:

     Loans receivable at December 31, 1998 and 1997, are summarized as follows:

                                                              1998           1997
                                                              ----           ----
Commercial Loans:
  Commercial real estate................................  $  7,631,666    $ 1,424,872
  Commercial business loans.............................    18,712,911      9,565,000
  Construction..........................................     1,214,800      1,455,000
  Less--Undisbursed loan proceeds.......................       543,011      1,315,560
         Deferred loan fees.............................        53,431             --
                                                          ------------    -----------
                                                            26,962,935     11,129,312
Real estate loans:
  1-4 family............................................    81,283,846     72,197,618
  Construction..........................................     1,054,807        993,981
                                                          ------------    -----------
                                                            82,338,653     73,191,599
  Deferred loan costs...................................        36,889         10,856
  Less--Undisbursed loan proceeds.......................       563,050        541,242
                                                          ------------    -----------
                                                            81,812,492     72,661,213
                                                          ------------    -----------
Consumer loans:
  Home equity...........................................     9,834,471      7,535,275
  Student...............................................     2,262,780      2,214,946
  Automobile............................................     2,404,824      1,967,348
  Collateral............................................       528,442        517,215
  Credit cards..........................................       468,894        419,142
  Personal unsecured/other..............................       193,557        139,474
  Deferred loan costs...................................        19,622             --
                                                          ------------    -----------
                                                            15,712,590     12,793,400
                                                          ------------    -----------
                                                           124,488,017     96,583,925
  Less--Allowance for loan losses.......................       571,183        402,964
                                                          ------------    -----------
                                                          $123,916,834    $96,180,961
                                                          ============    ===========

     The credit cards and student loans are currently being serviced by a third party.

     At December 31, 1998 and 1997, the majority of the loan portfolio was secured by properties located in Western Pennsylvania. As of December 31, 1998, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. As of December 31, 1998 and 1997, the Bank had approximately $698,000 and $611,000 of non-accrual loans. The Bank does not have any other significant off-balance sheet risk except for the commitments referenced in Note 17.

5.  ALLOWANCE FOR LOAN LOSSES:

     Activity with respect to the allowance for loan losses is summarized as follows:

                                                       1998        1997        1996
                                                       ----        ----        ----
Balance at beginning of year.......................  $402,964    $306,926    $287,060
Provision for loan losses..........................   209,000     104,000      44,000
Charge-offs........................................   (40,841)     (8,446)    (24,294)
Recoveries.........................................        60         484         160
                                                     --------    --------    --------
Balance at end of year.............................  $571,183    $402,964    $306,926
                                                     ========    ========    ========

                             PRESTIGE BANCORP, INC.

5.  ALLOWANCE FOR LOAN LOSSES:--CONTINUED
     At December 31, 1998 and 1997, the Bank had loans totaling $698,000 and $611,000, respectively, specifically identified as impaired. No specific allocation of the allowance for loan losses was deemed necessary for these impaired loans at these dates.

     The average recorded balances for impaired loans during 1998 and 1997 were $622,000, and $467,000, respectively. Interest income recognized during the time within the period that the loans were impaired was not significant. For these same loans, the interest income recognized on a cash basis during the period of impairment was not significant.

     The Corporation records real estate owned at the lower of fair value or carrying cost based upon appraisals less estimated cost to sell. The Corporation had real estate owned assets at December 31, 1998 of $205,000 and had no real estate owned assets at December 31, 1997.

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

7.  PREMISES AND EQUIPMENT:

     Office premises and equipment at December 31, 1998 and 1997, are summarized by major classification as follows:

                                                                1998          1997
                                                                ----          ----
Land.......................................................  $  224,817    $  224,817
Building and improvements..................................   2,134,324     2,359,684
Furniture, fixtures and equipment..........................   1,629,413     1,275,127
                                                             ----------    ----------
     Total, at cost........................................   3,988,554     3,859,628
Less--Accumulated depreciation.............................   1,353,945     1,185,834
                                                             ----------    ----------
Premises and equipment, net................................  $2,634,609    $2,673,794
                                                             ==========    ==========

     Depreciation and amortization expense was $306,143, $188,779 and $171,044 for the fiscal years ended December 31, 1998, 1997 and 1996, respectively.

     The Corporation has entered into various operating leases expiring at various dates through October 31, 2000 for office space for three of its branch operations. During the years ended December 31, 1998 and 1997, rental expense included in the statement of operations was $42,000 and $1,800, respectively. There was no rental expense in 1996.

     Future minimum lease commitments for all leases as of December 31, 1998, are as follows:

              YEAR ENDING DECEMBER 31,
              ------------------------
1999.................................................  $ 50,400
2000.................................................    50,600
2001.................................................    51,600
2002.................................................    51,600
2003.................................................    20,900
Thereafter...........................................    96,500
                                                       --------
     Total Payments..................................  $321,600
                                                       ========

                             PRESTIGE BANCORP, INC.

8.  DEPOSITS:

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $9,225,000 and $5,372,000 at December 31, 1998, and 1997, respectively. At December 31, 1998 the scheduled maturities of the certificate accounts are as follows:

1999.................................................  $34,803,930
2000.................................................   12,184,006
2001.................................................    5,361,650
2002.................................................    1,511,786
2003 and thereafter..................................    2,077,626
                                                       -----------
                                                       $55,938,998
                                                       ===========

     Interest expense associated with deposits for each of the years ended is as follows:

                                                   1998          1997          1996
                                                   ----          ----          ----
Interest on certificates of deposit...........  $2,754,876    $2,572,048    $2,530,750
Interest on savings accounts..................     407,967       394,893       410,460
Money market demand accounts..................     661,498       534,917       334,873
Interest on NOW accounts......................     163,504       160,531       138,772
Early withdrawal penalties....................     (11,686)      (12,168)       (8,051)
                                                ----------    ----------    ----------
                                                $3,976,159    $3,650,221    $3,406,804
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

9.  FEDERAL HOME LOAN BANK ADVANCES:

     Advances from the Federal Home Loan Bank consist of the following:

         DECEMBER 31, 1998
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------  ------------     -------
  1999        5.64%      $ 5,000,000
  2000        5.65         2,977,000
  2002        5.62        25,000,000
  2003        5.68         1,500,000
  2005        5.55         1,000,000
  2008        5.21        15,500,000
                         -----------
                         $50,977,000
                         ===========

         DECEMBER 31, 1997
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------  ------------     -------
  1998        6.07%      $ 1,700,000
  1999        6.32         5,000,000
  2000        5.92         2,977,000
  2002        5.64        25,000,000
                         -----------
                         $34,677,000
                         ===========

                             PRESTIGE BANCORP, INC.

9.  FEDERAL HOME LOAN BANK ADVANCES:--CONTINUED
     The Bank in 1998 has chosen not to renew its line of credit with the Federal Home Loan Bank of Pittsburgh. Instead it will rely on other cash management advances offered by the Federal Home Loan Bank of Pittsburgh. At December 31, 1998 the Bank's maximum borrowing capacity was $93.1 million of which $51.0 million had been borrowed. As of December 31, 1997, the Bank had an available balance under its line of credit of approximately $8,185,000 in connection with the Federal Home Loan Bank of Pittsburgh's Cash Management Advance Program. There were no borrowings against the line of credit as of December 31, 1997.

     The Bank had a "blanket" agreement with the Federal Home Loan Bank of Pittsburgh whereby the Bank pledged as collateral for these advances its investments in U.S. government and agency securities and U.S. government and agency mortgage-backed securities and 100% of its unencumbered home mortgage loan portfolio.

     Of the outstanding FHLB advances, $7,000,000 was adjustable rate notes with a weighted average rate 5.58%. At December 31, 1998, there are $41.5 million of advances that are convertible to quarterly adjustable rate advances at varying convertible dates five years or less. The $41.5 million convertible advances have final maturity dates of $25.0 million in 2002, $1.0 million in 2005, and $15.5 million in 2008.

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

FEDERAL HOME LOAN BANK ADVANCES

     The fair values disclosed for Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate for borrowings of similar maturities.

     The estimated fair values and recorded book balances at December 31, 1998 and 1997 are as follows:

                                           1998                         1997
                                ---------------------------   -------------------------
                                 ESTIMATED       RECORDED      ESTIMATED     RECORDED
                                 FAIR VALUE      BALANCE      FAIR VALUE      BALANCE
                                ------------   ------------   -----------   -----------
Cash and short term
  deposits....................  $ 10,152,957   $ 10,152,957   $ 2,213,461   $ 2,213,461
Investment securities.........    35,505,596     35,385,549    38,888,284    38,759,256
Net loans.....................   125,763,000    123,916,834    97,688,000    96,180,961
Accrued interest receivable...     1,116,560      1,116,560     1,033,261     1,033,261
Deposits with no stated
  maturities..................    53,759,124     53,759,124    45,352,626    45,352,626
Deposits with stated
  maturities..................    56,299,000     55,938,998    45,704,000    45,803,199
Federal Home Loan Bank
  advances....................    52,515,000     50,977,000    34,815,000    34,677,000
Commitments to originate
  loans.......................    13,105,000     13,105,000     6,716,000     6,716,000

11.  INCOME TAXES:

     The provision (benefit) for income taxes for each of the years ended is as follows:

                                                        1998        1997       1996
                                                        ----        ----       ----
Federal:
  Current...........................................  $481,170    $449,181    $67,249
  Deferred..........................................   (93,696)    (44,797)   (13,735)
                                                      --------    --------    -------
                                                       387,474     404,384     53,514
State:
  Current...........................................    85,458      88,536     15,872
                                                      --------    --------    -------
     Total income tax expense.......................  $472,932    $492,920    $69,386
                                                      ========    ========    =======

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED
     Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each for the years ended:

                                                       1998        1997        1996
                                                       ----        ----        ----
Deferred tax expense (benefit):
  Deferred loan costs/fees.........................  $(10,259)   $ 10,259    $  1,845
  Prepaid pension..................................    (4,272)     (6,603)       (796)
  Vacation accrual.................................    (6,127)     (1,417)       (700)
  MRP accrual......................................        --     (30,024)         --
  Provision for loan losses........................   (71,060)    (35,360)    (14,960)
  Tax depreciation in excess of book
     depreciation..................................    10,200      17,000       5,950
  Other, net.......................................   (12,178)      1,348      (5,074)
                                                     --------    --------    --------
                                                     $(93,696)   $(44,797)   $(13,735)
                                                     ========    ========    ========

     The special tax benefit afforded to thrift institutions that allowed a bad debt deduction based upon 8% of taxable income was repealed in 1996. A small thrift with assets of less than $500 million may maintain a bad debt reserve equal to the greater of the allowable base year reserve (i.e. the thrift bad debt reserve at December 31, 1987) or the experience method reserve (six year moving average ratio of charge-offs to loans applied to year end loan balances). The portion of the bad debt reserve under the former (percentage of taxable income) method which exceeds the bad debt reserve under the present (base year or experience) method must be recaptured by recognizing such excess in taxable income ratably over a six year period. The six-year recapture period generally started in 1996, but may have been delayed until 1997 or 1998 if certain residential loan origination tests were met in 1997 and 1998. The Bank had maintained the applicable residential loan requirement and the recapture commenced with the taxable year beginning January 1, 1998. As of December 31, 1998, the Savings Bank had an applicable excess reserve balance remaining of approximately $107,000. Approximately $21,300 will be recaptured on an annual basis over the next five fiscal years.

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

     In accordance with FASB statement No. 109, the Bank has recorded deferred income tax associated with the temporary differences related to the portion of the bad debt reserve arising in tax years after December 31, 1987. For the period before December 31, 1987, there is an unrecognized deferred tax liability of approximately $565,000 at December 31, 1998. If the suspended base year bad debt reserve at December 31, 1987 is reduced by certain excess distributions, redemptions or a base year loan contraction, income tax expense will be recognized at the prevailing tax rate.

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED
     A reconciliation from the expected federal statutory income tax rate to the effective rate expressed as a percentage of pretax income for each of the years ended is as follows:

                                                             1998      1997      1996
                                                             ----      ----      ----
Statutory federal tax rate.................................  34.0%     34.0%     34.0%
State income taxes, net of Federal income tax benefit......   7.0       6.9       7.4
Effect of graduated federal tax rates......................  (1.3)     (1.5)     (5.6)
Other......................................................   (.8)      (.8)     (3.5)
                                                             ----      ----      ----
                                                             38.9%     38.6%     32.3%
                                                             ====      ====      ====

     Net deferred tax (assets) liabilities as of December 31, 1998 and 1997 are as follows:

                                                                1998       1997
                                                                ----       ----
Prepaid pension.............................................  $ 16,214    $20,486
Vacation accrual............................................   (22,107)   (15,980)
Allowance for loan losses...................................   (91,585)   (20,525)
Valuation allowance for investments.........................   (28,422)    46,173
Tax depreciation in excess of book depreciation.............    79,619     69,419
Deferred loan costs/fees....................................     1,845     12,104
MRP accrual.................................................   (30,024)   (30,024)
Other, net..................................................   (15,899)    (3,726)
                                                              --------    -------
Net deferred tax (asset) liability..........................  $(90,359)   $77,927
                                                              ========    =======

12.  PENSION PLAN:

     The Bank maintains a noncontributory defined benefit pension plan covering all eligible employees. The following table sets forth the plan's fund status and amounts recognized in the Corporation's balance sheets at December 31, 1998 and 1997, respectively.

                                                                 1998         1997
                                                                 ----         ----
Change in benefit obligation:
  Benefit obligation at beginning of year...................  $  921,563    $ 746,125
  Service cost..............................................      84,055       66,227
  Interest cost.............................................      66,813       54,094
  Actuarial loss............................................     103,056       57,316
  Benefits paid.............................................      (4,618)      (2,199)
                                                              ----------    ---------
  Benefit obligation at end of year.........................   1,170,869      921,563
                                                              ----------    ---------
Change in plan assets Fair value of plan assets at beginning
  of year...................................................     806,833      619,396
  Actual return on plan assets..............................     179,024      124,939
  Employer contribution.....................................      81,505       64,697
  Benefits paid.............................................      (4,618)      (2,199)
                                                              ----------    ---------
  Fair value of plan assets at end of year..................   1,062,744      806,833
                                                              ----------    ---------
  Funded status.............................................    (108,125)    (114,730)
  Unrecognized net obligation at transition.................      49,656       54,428
  Unrecognized net loss.....................................     106,156      120,554
                                                              ----------    ---------
  Prepaid benefit cost......................................  $   47,687    $  60,252
                                                              ==========    =========

                             PRESTIGE BANCORP, INC.

12.  PENSION PLAN:--CONTINUED
     Approximately 98% of the plan's assets are primarily invested either directly or through mutual funds in common stocks, bonds, U.S. government and agency, and foreign securities. The remaining plan assets are on deposit with the Bank or in a cash management account. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     The components of pension expense are as follows for each of the years ended:

                                                      1998         1997         1996
                                                      ----         ----         ----
Service cost......................................  $  84,055    $  66,227    $ 51,209
Interest cost.....................................     66,813       54,094      45,200
Actual return on plan assets......................   (179,024)    (124,939)    (76,604)
Amortization of transition asset..................    122,226       88,735      44,656
                                                    ---------    ---------    --------
Net periodic pension cost.........................  $  94,070    $  84,117    $ 64,461
                                                    =========    =========    ========

     For all reported periods, the rate of increase in future compensation levels was assumed to be 4.75%. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% for each of the years ended December 31, 1998, 1997 and 1996. The expected long-term rate of return on assets was 7.25% for each of the years ended December 31, 1998, 1997 and 1996.

     Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

13.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP):

     In 1996, the Company established the ESOP to enable employees to obtain ownership interests in the Corporation.

     In connection with the conversion described in Note 1, the Corporation made a $770,410 loan to the ESOP that was used to purchase 77,041 shares, or 88,597 shares adjusted for the 15% stock dividend in the second quarter of 1998, of the Corporation's common stock. The ESOP loan has a term of 15 years and bears interest at 7.0%. This loan is collateralized by the shares purchased by the ESOP. The Bank's contributions to the ESOP will be used to repay the ESOP loan, which requires semi-annual payments of $41,888 (includes principal and interest) which began on December 27, 1996. The Bank is obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP uses such contributions to repay the loan made to the ESOP by the Corporation. These transactions occur simultaneously and, for accounting and reporting purposes, offset each other. The effect of the ESOP on the Corporation's financial statements is that the amount of the unearned ESOP shares of $690,380 and $724,050 at December 31, 1998 and 1997, respectively, as reflected in shareholders' equity, will be amortized to compensation over the remaining period of the ESOP loan. In addition, any difference between the market price of the Corporation's common stock and the $10 per share (the purchase price paid by the ESOP) will also be charged or credited to compensation expense (with the offset to additional paid-in capital) based on the semi-annual allocation to ESOP participants of approximately 2,953 shares. Total compensation expense incurred in 1998 and 1997 for allocated ESOP shares was $96,336 and $84,484, respectively.

14.  CAPITAL STOCK PLANS:

     On April 23, 1997, at the annual stockholders meeting, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and the Management Recognition and Retention Plan and Trust (the MRP Plan; the Option Plan and MRP Plan herein are referred to as the Plans).

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED
     On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable June 19, 1998. All share data have been restated to reflect the stock dividend.

     The aforementioned approval of the MRP Plan made 38,521 shares, or 44,295 shares adjusted for the 15% stock dividend in the second quarter of 1998, of common stock available for awards to officers, key employees of the Corporation and Bank and non-employee directors thereof. As of December 31, 1998, the Corporation had granted 41,084 shares. However, such shares are vested over a five year period and as of December 31, 1998, 33,152 shares remain unvested.

     In connection with the MRP Plan's approval, the Bank established a trust whose purpose is to purchase shares on the open market. During the year ended December 31, 1998, the Corporation incurred compensation expense of $134,136, based on the cost incurred to purchase the currently vesting or previously vested shares in the open market. During the year ended December 31, 1998, the Bank funded $611,575 to the trust toward the purchase of shares. As of December 31, 1998, the trust had purchased 44,108 shares.

     The aforementioned approval of the Option Plan made 96,302 options, or 110,747 options adjusted for the 15% stock dividend in the second quarter of 1998, available for grant to employees and others who perform substantial services to the Corporation. As of December 31, 1998, the corporation has granted 101,885 options.

     As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation accounts for the Option Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees" whereby no compensation cost has been recorded in accordance with certain valuation models, such as the Black-Scholes model. Under the provisions of SFAS No. 123, the per share compensation expense in connection with the MRP Plan is fixed on the date of grant. Had such valuation models been used in connection with the Option Plan and had compensation per share for the MRP Plan been set on the date of grant, the Corporation's net income and earnings per share would have had a net reduction to the following pro forma amounts:

                                                              DECEMBER 31, 1998
                                                              -----------------
Net income:
  As reported...............................................      $743,087
  Pro forma.................................................       712,072
Basic earnings per share:
  As reported...............................................      $    .79
  Pro forma.................................................           .75
Diluted earnings per share:
  As reported...............................................      $    .78
  Pro forma.................................................           .75

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED
     A summary of the status of the Corporation's Stock Option Plan at December 31, 1998, and changes during the year ended is presented in the table and narrative following:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                                            EXERCISE
                                                              SHARES         PRICE
                                                              -------       --------
Outstanding at beginning of period..........................   88,252        $14.43
  Granted...................................................   13,633         13.81
  Exercised.................................................      483         13.59
  Forfeited.................................................    1,092         15.00
Outstanding at end of period................................  100,310         14.34
Exercisable at end of period................................   16,075
Weighted average fair value of options granted during the
  year......................................................  $  5.06

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 100,310 options outstanding at December 31, 1998 had a weighted average exercise price of $14.34 and a weighted average remaining contractual life of
9.9 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998: weighted average risk-free interest rate of 4.68%, weighted average expected dividend yield of 1.41%, expected life of 7.0 years and expected volatility of 29.00%.

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1997, and changes during the year ended is presented in the table and narrative following:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                                            EXERCISE
                                                              SHARES         PRICE
                                                              -------       --------
Outstanding at beginning of period..........................       --        $   --
  Granted...................................................   88,252         14.43
  Exercised.................................................       --            --
  Forfeited.................................................       --            --
Outstanding at end of period................................   88,252         14.43
Exercisable at end of period................................       --
Weighted average fair value of options granted during the
  year......................................................  $  4.79

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 88,252 options outstanding at December 31, 1997 had a weighted average exercise price of $14.43 and a weighted average remaining contractual life of
9.6 years. None of these options were exercisable. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997: weighted average risk-free interest rate of 6.41%, weighted average expected dividend yield of 1.21%, expected life of 7.0 years and expected volatility of 19.00%.

     Additionally, on August 27, 1998 and October 16, 1998, the Corporation initiated plans to repurchase, at market value, up to 5% of its outstanding shares of common stock through the use of its existing cash and cash equivalents. The first repurchase program of 52,597 shares was completed on September 18, 1998 and the second repurchase program of 49,990 shares was completed on October 26, 1998.

                             PRESTIGE BANCORP, INC.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject. As of December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk based, Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.

                                                                             TO BE WELL
                                                                         CAPITALIZED UNDER
                                                        FOR CAPITAL      PROMPT CORRECTIVE
                                       ACTUAL        ADEQUACY PURPOSES   ACTION PROVISIONS
                                   ---------------   -----------------   ------------------
                                   AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT     RATIO
                                   -------   -----   --------   ------   --------   -------
                                                    (DOLLARS IN THOUSANDS)
Total Capital (to Risk Weighted Assets):
As of December 31, 1998..........  $13,521   14.85%  $$7,286     $8.0%   $$9,108     $10.0%
As of December 31, 1997..........  $12,995   18.78%  $$5,537     $8.0%   $$6,921     $10.0%

Tier 1 Capital (to Risk Weighted Assets):
As of December 31, 1998..........  $12,950   14.22%  $$3,643     $4.0%   $$5,465      $6.0%
As of December 31, 1997..........  $12,592   18.19%  $$2,768     $4.0%   $$4,153      $6.0%

Tier 1 Capital (to Average
  Assets):
As of December 31, 1998..........  $12,950    7.86%  $$6,588     $4.0%   $$8,235      $5.0%
As of December 31, 1997..........  $12,592    9.43%  $$5,340     $4.0%   $$6,676      $5.0%

16.  RELATED PARTY TRANSACTIONS:

     Certain directors and executive officers of the Corporation, including their immediate families and companies in that they are principal owners, are loan customers of the Bank. In management's opinion, such loans are made in the normal course of business and were granted on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness at the time. Total loans to these persons at December 31, 1998 and 1997, amounted to $301,801 and $182,175 respectively.

                             PRESTIGE BANCORP, INC.

16.  RELATED PARTY TRANSACTIONS:--CONTINUED
     An analysis of these related party loans is as follows:

                                                                1998         1997
                                                                ----         ----
Balance at January 1........................................  $ 182,175    $ 419,236
New loans...................................................    201,500       13,000
Payments....................................................    (81,874)    (250,061)
                                                              ---------    ---------
Balance at December 31......................................  $ 301,801    $ 182,175
                                                              =========    =========

     Additionally, the Bank has an unfunded loan commitment for a director in the amount of $93,000.

     In addition, the Corporation from time to time has conducted business with certain directors, officers or companies in which they are related. During 1998, 1997 and 1996, such activity was as follows:

     - A member of the Board of Directors leases office space from the Corporation. The rental income was $11,100 for each of the three years ended December 31, 1998. This director also provides professional services to the Bank and his fees were $5,700, $5,500, $4,950 for the years ended December 31, 1998, 1997 and 1996, respectively.

     - A member of the Board of Directors is employed by a law firm retained by the Corporation. Fees paid in fiscal 1998, 1997 and 1996 relative to various bank and corporate matters totaled $57,133, $82,088 and $38,300, respectively. During fiscal 1996, additional fees of approximately $156,000 were paid relative to the stock conversion. The firm's real estate closing service rendered gross proceeds of approximately $341,787, $232,800 and $109,700, respectively, during fiscal 1998, 1997 and 1996 as closing agent from third party borrowers pursuant to closings on Bank loans. A portion of this amount was used to purchase title insurance and pay miscellaneous closing fees relative to these closings.

     - The Corporation retained media services from a company owned by the brother of one of the Corporation's officers. The total costs for such services in 1998, 1997 and 1996 were $30,249, $21,070 and $21,950, respectively.

     - The Chairman of the Board of Directors, John A. Stiver, is paid a fee of $10,000 per month for a total of $120,000 paid in 1998 for providing advice and assistance to the officers of the Bank with respect to the operations and management of the Bank. In addition, Mr. Stiver has expanded the commercial loan portfolio that is in excess of $26.9 million as of December 31, 1998.

       The Chairman of the Board of Directors was paid a fee of $8,000 per month, for a total fee of $96,000 paid in 1997 for providing from time to time advice and assistance to the officers of the Bank with respect to the operations and management of the Bank. In addition, Mr. Stiver expanded the commercial loan portfolio that was in excess of $11 million as of December 31, 1997.

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

     Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses. A portion of the commitments is not expected to be drawn upon; thus, the total commitment

                             PRESTIGE BANCORP, INC.

17. COMMITMENTS AND CONTINGENT LIABILITIES:--CONTINUED amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments as for all other lending. The Bank has outstanding various commitments to extend credit approximating $13,105,000 and $6,716,000 as of December 31, 1998 and 1997, respectively. As of December 31, 1998 and 1997, these commitments had fixed and variable rates which ranged from 6.6% to 12.9% and 6.9% to 12.9%, respectively. In the opinion of management, the funding of the credit commitments will not have a material adverse effect on the Bank's financial position or results of operations. Additionally, the Bank is also subject to asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Bank's financial position or results of operations.

18.  PARENT COMPANY FINANCIAL INFORMATION:

     Prestige Bancorp, Inc. (the Parent Company) began operations on June 27, 1996 and functions primarily as a holding company for its sole subsidiary, the Bank. The Parent Company's balance sheets as of December 31, 1998 and 1997 and related statements of income and cash flows are as follows:

                                 BALANCE SHEETS
                           December 31, 1998 and 1997

                                                              1998           1997
                                                              ----           ----
ASSETS
Cash and cash equivalents................................  $   314,912    $ 2,480,815
Investments securities available for sale................    1,419,479        657,721
Investment in Prestige Bank, F.S.B.......................   13,024,359     12,561,900
Other assets.............................................       32,643          2,783
                                                           -----------    -----------
Total Assets.............................................  $14,791,393    $15,703,219
                                                           ===========    ===========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Total Liabilities........................................  $    31,488    $    73,408
Total Stockholders' Equity, net of ESOP loan of $690,380
  at December 31, 1998; $724,050 at December 31, 1997....   14,759,905     15,629,811
                                                           -----------    -----------
Total Liabilities and Stockholders' Equity...............  $14,791,393    $15,703,219
                                                           ===========    ===========

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED
                              STATEMENTS OF INCOME
           For The Year Ended December 31, 1998 and December 31, 1997

                                                               1998           1997
                                                               ----           ----
Interest income...........................................  $   142,579    $   194,541
Other income..............................................        7,834             --
                                                            -----------    -----------
Total income..............................................      150,413        194,541
                                                            -----------    -----------
Expenses:
  Legal fees..............................................       61,851         80,435
  Other...................................................       90,799        105,795
                                                            -----------    -----------
Total expenses............................................      152,650        186,230
                                                            -----------    -----------
(Loss) income before income taxes and equity in earnings
  of subsidiary...........................................       (2,237)         8,311
Income tax (benefit) expense..............................       (3,546)         1,338
Equity in earnings of subsidiary..........................      741,778        777,514
                                                            -----------    -----------
Net income................................................  $   743,087    $   784,487
                                                            ===========    ===========

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED
                            STATEMENTS OF CASH FLOWS
          For The Years Ended December 31, 1998 and December 31, 1997

                                                               1998           1997
                                                               ----           ----
Operating Activities:
  Net income..............................................  $   743,087    $   784,487
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Equity in earnings of subsidiary.....................     (741,778)      (777,514)
     Gain on sale of equity securities....................       (7,834)            --
     Change in other assets and liabilities...............       (8,591)       (18,164)
                                                            -----------    -----------
       Net cash used by operating activities..............      (15,116)       (11,191)
Investing Activities:
  Return of capital on investment securities..............        2,226             --
  Proceeds from sale of equity securities.................       71,800             --
  Purchase of available for sale investment securities....   (1,077,833)      (283,927)
                                                            -----------    -----------
     Net cash used by investing activities................   (1,003,807)      (283,927)
Financing Activities:
  Common stock dividends paid.............................     (191,600)      (111,230)
  Dividends paid from subsidiary..........................      400,000             --
  Proceeds from exercise of stock options.................        6,562             --
  Cash in lieu of stock dividend on fractional shares.....       (3,484)            --
  Purchase of treasury stock..............................   (1,392,128)      (775,881)
  Repayment received from ESOP............................       33,670         31,433
                                                            -----------    -----------
  Net cash used by financing activities...................   (1,146,980)      (855,678)
                                                            -----------    -----------
Net decrease in cash and cash equivalents.................   (2,165,903)    (1,150,796)
Cash and Cash Equivalents, Beginning......................    2,480,815      3,631,611
                                                            -----------    -----------
Cash and Cash Equivalents, Ending.........................  $   314,912    $ 2,480,815
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

     On the date of the conversion, as required by regulatory pronouncements, the Bank established a liquidation account in the amount of $7,085,000 that is equal to retained earnings reflected in the Bank's statement of financial condition. The liquidation account will be maintained for the benefit of eligible savings account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion in accordance with supervisory regulations. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED
     The Bank may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause the Bank's equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

19.  SUBSEQUENT EVENT:

     On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999.

                             CORPORATE INFORMATION

CORPORATE OFFICERS

JOHN A. STIVER
Chief Executive Officer

ROBERT S. ZYLA
President

PATRICIA A. WHITE
Treasurer and Secretary

JAMES M. HEIN
Controller

BOARD OF DIRECTORS

JOHN A. STIVER
Chairman of the Board, CEO
Certified Public Accountant
John A. Stiver, C.P.A.

ROBERT S. ZYLA
President
Prestige Bancorp, Inc.
President
Prestige Bank, A Federal Savings Bank

PATRICIA A. WHITE
Treasurer and Secretary
Prestige Bancorp, Inc.
Executive Vice President and Secretary
Prestige Bank, A Federal Savings Bank

MARTIN W. DOWLING
Director and Owner
Jefferson Hills Real Estate, Inc.

MICHAEL R. MACOSKO
Pharmacist
Eckerd Drug, Inc.

CHARLES P. MCCULLOUGH
Attorney at Law
Tucker Arensberg, P.C.

MARK R. SCHOEN
Senior Manager of Products and Technology
SEI Investments

CORPORATE OFFICE
710 Old Clairton Road
Pittsburgh, Pennsylvania 15236
412-655-1190
Fax 412-655-2114
www.prestigebank.com

BRANCH OFFICES
Pleasant Hills
710 Old Clairton Road
Pittsburgh, PA 15236
412-655-2110
Bethel Park
6257 Library Road
Bethel Park, PA 15102
412-831-8440

Elizabeth Township
603 Scenery Drive
Elizabeth, PA 15037
412-754-2661

Mt. Oliver
543 Brownsville Road
Pittsburgh, PA 15210
412-431-3374

Washington
Located in Shop'n Save
125 West Beau Street
Washington, PA 15301
724-228-1314

MARKET MAKERS
Friedman Billings Ramsey & Co.
Tucker, Anthony Inc.
Herzog, Heine, Geduld, Inc.
Sandler O'Neill & Partners
Ryan Beck & Co. Inc.
Legg Mason Wood Walker Inc.
Parker/Hunter Inc.

TRANSFER AGENT
Registar & Transfer Company
Cranford, NJ

CORPORATE COUNSEL
Tucker Arensberg, P.C.
Pittsburgh, Pennsylvania

INDEPENDENT AUDITORS
Arthur Andersen LLP
Pittsburgh, Pennsylvania

STOCK LISTING
NASDAQ Stock Market Symbol: PRBC

GENERAL INQUIRIES & REPORTS
Prestige Bancorp is required to file an annual report on Form 10-K for its fiscal year ended December 31, 1998, with the Securities and Exchange Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:
     James M. Hein
     Controller
     412-655-1190
     Corporate Office

                                      PRBC
                             PRESTIGE BANCORP, INC.


                710 Old Clairton Road, Pittsburgh, PA 15236-4300
                       412-655-1190 o (Fax) 412-655-1772

                              www.prestigebank.com