Form 10-K, Exhibit 13
period 1999-12-31
PRESTIGE BANCORP INC
filed 2000-03-24
CIK 1011145

                                                                      Exhibit 13





                               1999 ANNUAL REPORT









                                      PRBC

                             PRESTIGE BANCORP, INC.





                  [PRESTIGE BANCORP, INC. 1999 ANNUAL REPORT]

                               TABLE OF CONTENTS

SECTION I
      Financial Highlights..................................................   2
      Letter from the Chairman..............................................   4
      General Information...................................................   5
      Selected Consolidated Financial and Other Data........................   6
      Management's Discussion and Analysis of Financial Condition and
          Results of Operations.............................................   9

      Business of the Company................................................ 22
      Regulatory Capital Requirements........................................ 42
      Report of Independent Public Accountants and Audited Consolidated
          Financial Statements............................................... 43

SECTION II
      Form 10-K................................................................1
      Corporate Information................................... Inside Back Cover

FINANCIAL HIGHLIGHTS

AS OF THE YEAR ENDED DECEMBER 31,                      1999        1998        1997
-------------------------------------------------------------------------------------
                                 (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total assets                                         $200,572    $177,374    $143,263
Loans receivable, net                                 150,962     123,917      96,181
Deposits                                              120,491     109,698      91,156
FHLB of Pittsburgh advances                            62,977      50,977      34,677
Stockholders' equity                                   14,953      14,760      15,630
Book value per share                                    15.10       14.80       14.14

FOR THE YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
Net interest income                                  $  5,662    $  4,987    $  4,131
Net income                                                851         743         784
Basic earnings per share                                  .93         .75         .76
Diluted earnings per share                                .93         .74         .76

SELECTED RATIOS
-------------------------------------------------------------------------------------
Return on average equity                                 5.70%       4.79%       5.13%
Return on average assets                                  .45         .45         .59
Interest rate spread                                     2.82        2.76        2.74
Net interest margin                                      3.10        3.10        3.18
Operating expenses as a percent of average assets        2.51        2.47        2.33
Nonperforming assets as a percent of total assets         .67         .51         .43
Allowance for loan losses as a percent of total
  loans                                                   .64         .45         .42

[Graph]                                                                  [Graph]



[Graph]                                                                  [Graph]

                                    [Graph]

                             PRESTIGE BANCORP, INC.
               710 Old Clairton Road, Pittsburgh, PA 15236-4300 -
                       412-655-1190 - (Fax) 412-655-2114

March 23, 2000

To our Stockholders, Customers and Friends:

     I am pleased to present the 1999 Annual Report for Prestige Bancorp, Inc., the parent company of Prestige Bank, A Federal Savings Bank.

     The year 1999 proved to be a record year in many respects. Net earnings for the year ended December 31, 1999 totaled an unprecedented $851,000 or $.93 per share which surpassed 1998 earnings of $743,000 or $.74 per share. The increase in net earnings of 15% is attributable to the continued growth of the Company's assets. Total assets reached $200.6 million at December 31, 1999 which represents an increase of $23.2 million or 13.1% over total assets at December 31, 1998 of $177.4 million. Net interest income after provision for loan losses increased $447,000 in spite of rising interest rates that have caused interest margins to shrink throughout the industry.

     Cash dividends paid in 1999 were $236,400 or $.24 per share, an increase of 23.4% over 1998 dividends paid of $191,600 or $.18 per share. It has been the Company's policy to pay quarterly dividends, and the Company has paid a dividend for 12 consecutive quarters. In October 1999, the Bank announced a 5% stock repurchase. This buyback represents the fourth such stock buyback. As of December 31, 1999, 7,000 shares had been repurchased at an average cost of $12.20 per share.

     Total deposits grew during 1999 to a total of $120.5 million, an increase of almost $11 million or 10% over December 31, 1998. Our two newest offices located in Elizabeth Township and Washington enjoyed deposit growth of $1.9 million and $4 million respectively.

     The Bank implemented a plan to deal with the much publicized Year 2000 computer software problems. The Year 2000 arrived and, as anticipated, no problems were encountered with any of the Bank's operating systems.

     Personnel changes in 1999 included the retirement of Robert S. Zyla, President of the Bank since 1989. Patricia A. White has been named as Mr. Zyla's successor.

     On behalf of the Board of Directors, management, and employees of Prestige Bancorp, Inc. and Prestige Bank, I would like to thank you for your continued support and confidence.

Sincerely,

/s/ John A. Stiver
John A. Stiver
Chairman, President
and Chief Executive Officer

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

     The consolidated operating results of the Company and the Savings Bank depend primarily upon net interest income, which is determined by the difference between interest and dividend income on earning assets, principally loans, investment securities and other investments and mortgage-backed securities and interest expense on interest-bearing liabilities, which consist of deposits and advances from the Federal Home Loan Bank of Pittsburgh. Other than the stock of the Savings Bank, at December 31, 1999 the Company was holding only a loan receivable from the Prestige Bank Employee Stock Ownership Plan (the "ESOP"), an officer loan totaling $236,000, debt and equity securities with a market value totaling $1.1 million at December 31, 1999, other assets of $143,000 and a money-market and checking account with the Savings Bank. At December 31, 1999, the Company had borrowed $150,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. The consolidated net income of the Company also is affected by the Savings Bank's provision for loan losses, as well as the level of other consolidated income, including late charges, and other expenses, such as salaries and employee benefits, net occupancy and equipment expense, Federal deposit insurance and miscellaneous other expenses, and income taxes.

     The Company has paid consecutive quarterly dividends since the first quarter of 1997. On January 19, 2000, the Company increased its quarterly cash dividend from $.06 per share to $.07 per share and intends to consider the continued payment of dividends on a regular basis; however, the declaration of dividends is discretionary with the Board of Directors of the Company, and there is no assurance regarding the payment of future dividends by the Company. The quarterly dividend declared on January 19, 2000, was $.07 per share and payable on March 17, 2000 to shareholders of record March 1, 2000. The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ") system (symbol "PRBC").

     On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999.

     Information as to the high and low stock prices for each quarter of fiscal years 1999 and 1998 is included on page 8 of this Report.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected financial and other data of the Company and the Savings Bank set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Financial Statements and related Notes, appearing elsewhere herein.

                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                              1999        1998        1997      1996(6)     1995(10)
                                            --------    --------    --------    --------    --------
                                                             (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets..............................  $200,572    $177,374    $143,263    $114,640    $91,841
Investment securities.....................    23,808      22,929      28,228      18,386      6,720
Mortgage-backed securities................    11,538      12,457      10,531      13,519     15,845
Loans receivable, net.....................   150,962     123,917      96,181      76,545     61,408
Cash and cash equivalents.................     5,198      10,153       2,213       2,148      4,394
Deposits..................................   120,491     109,698      91,156      83,821     80,731
FHLB of Pittsburgh advances...............    62,977      50,977      34,677      14,477      2,977
Stockholders' equity(1)...................    14,953      14,760      15,630      15,430      7,178
Nonperforming assets(2)...................     1,334         903         611         391        348

SELECTED OPERATING DATA:
Interest income...........................  $ 13,194    $ 11,672    $  9,371    $  6,748    $ 5,719
Interest expense..........................     7,532       6,685       5,240       3,683      3,406
                                            --------    --------    --------    --------    -------
Net interest income.......................  $  5,662    $  4,987    $  4,131    $  3,065    $ 2,313
Provision for loan losses.................       438         209         104          44         36
                                            --------    --------    --------    --------    -------
Net interest income after provision for
  loan losses.............................  $  5,224    $  4,778    $  4,027    $  3,021    $ 2,277
Other income..............................       870         534         373         297        222
Other expenses............................     4,715       4,096       3,123       3,102(7)   2,255
                                            --------    --------    --------    --------    -------
Income before income tax expense..........  $  1,379    $  1,216    $  1,277    $    216    $   244
Income tax expense........................       528         473         493          70         83
                                            --------    --------    --------    --------    -------
Net income................................  $    851    $    743    $    784    $    146(8) $   161
                                            ========    ========    ========    ========    =======
SELECTED OPERATING RATIOS(3):
Return on average assets..................       .45%        .45%        .59%        .14%       .18%
Return on average equity..................      5.70        4.79        5.13        1.22       2.26
Average yield earned on interest-earning
  assets..................................      7.22        7.26        7.21        6.93       6.66
Average rate paid on interest-bearing
  liabilities.............................      4.40        4.50        4.47        4.21       4.22
Average interest rate spread(4)...........      2.82        2.76        2.74        2.72       2.44
Net interest margin(4)....................      3.10        3.10        3.18        3.15       2.69
Ratio of interest-earning assets to
  interest-bearing liabilities............    106.75      108.34      110.99      111.31     106.34
Operating expenses as a percent of average
  assets..................................      2.51        2.47        2.33        3.09       2.54
Average equity to average assets..........      7.94        9.35       11.42       11.86       8.02
Dividend payout ratio.....................     27.77       25.78       13.04         N/A        N/A

ASSET QUALITY RATIOS(3):
Nonperforming loans as a percent of total
  loans...................................       .74%        .56%        .63%        .44%       .50%
Nonperforming assets as a percent of total
  assets..................................       .67         .51         .43         .34        .38
Allowance for loan losses as a percent of
  total loans.............................       .64         .45         .42         .40        .46
Charge-offs to average loans receivable
  outstanding during the period...........       .02         .04         .01         .04        .09

PER SHARE DATA(5):
Basic Earnings Per Share..................  $   0.93    $   0.75    $   0.76    $   0.00(9)     N/A
Diluted Earnings Per Share................      0.93        0.74        0.76        0.00(9)     N/A
Per Share Book Value......................     15.10       14.80       14.14       13.27        N/A
Per Share Market Value....................     11.00       12.14       16.56       11.18        N/A

NUMBER OF OFFICES:
Full-service offices at period end........         5           5           4           3          3

---------------

 (1) For year ended December 31, 1995 this category was referred to as "Equity."

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

 (5) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. All per share data have been restated to reflect the stock dividends.

 (6) Based on the business activities of the Savings Bank prior to June 27, 1996, and on the business activities of the Savings Bank and the Company on and after June 27, 1996.

 (7) But for the impact of the special assessment imposed by the Federal Deposit Insurance Corporation ("FDIC") on deposits of the Savings Bank as of March 31, 1995, the other expenses of the Company for 1996 would have been $2.6 million.

 (8) But for the impact of the special assessment described in Note 7 above, the net income of the Company would have been $454,000.

 (9) Earnings per share of the Company for the period from June 27, 1996 (date of conversion) to December 31, 1996, was less than one-half of one cent per share. But for the impact of the special assessment described in Note 7 above, the earnings per share of the Company would have been $.29 per share for the same period. On a weighted average share basis for the period from June 27, 1996 to December 31, 1996 the earnings per share of the Company was $3,070 (net income) divided by 1,070,756 (weighted average shares for such period) or $0.00301.

(10) Based solely on the business activities of the Savings Bank.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

                                                  MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                  ---------      --------     -------------    ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999 QUARTER ENDED(1)
Interest income.................................  $    3,101    $    3,171     $    3,386        $  3,536
Non-interest income.............................         206           202            218             243
                                                  ----------    ----------     ----------        --------
Total operating income..........................       3,307         3,373          3,604           3,779
Interest expense................................       1,777         1,789          1,916           2,050
Provision for loan losses.......................          90           105            120             123
Non-interest expense............................       1,111         1,177          1,180           1,245(3)
                                                  ----------    ----------     ----------        --------
Income before income taxes......................         329           302            388             361
Provision for income taxes......................         125           117            148             139
                                                  ----------    ----------     ----------        --------
Net income......................................  $      204    $      185     $      240        $    222
                                                  ==========    ==========     ==========        ========
Basic earnings per common share.................  $      .22    $      .20     $      .26        $    .24
Basic average number of common shares
  outstanding...................................     913,971       915,041        916,119         916,101
Diluted earnings per common share...............  $      .22    $      .20     $      .26        $    .24
Diluted average number of common shares
  outstanding...................................     914,577       915,041        916,119         916,101
Stock prices(2)
  High..........................................  $    13.44    $    12.63     $    12.38        $  12.25
  Low...........................................  $    12.14    $    11.25     $    11.38        $  10.56
Cash dividends declared per common share........  $      .06    $      .06     $      .06        $    .06

                                                  MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                  ---------      --------     -------------    ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998 QUARTER ENDED(1)
Interest income.................................  $    2,688    $    2,902     $    3,022        $  3,060
Non-interest income.............................         101           143            126             164
                                                  ----------    ----------     ----------        --------
Total operating income..........................       2,789         3,045          3,148           3,224
Interest expense................................       1,532         1,658          1,717           1,778
Provision for loan losses.......................          38            42             42              87
Non-interest expense............................         968         1,024          1,049           1,055
                                                  ----------    ----------     ----------        --------
Income before income taxes......................         251           321            340             304
Provision for income taxes......................          98           126            132             117
                                                  ----------    ----------     ----------        --------
Net income......................................  $      153    $      195     $      208        $    187
                                                  ==========    ==========     ==========        ========
Basic earnings per common share.................  $      .15    $      .19     $      .21        $    .20
Basic average number of common shares
  outstanding...................................   1,017,623     1,018,277      1,006,229         924,229
Diluted earnings per common share...............  $      .15    $      .19     $      .21        $    .20
Diluted average number of common shares
  outstanding...................................   1,028,402     1,039,487      1,012,066         924,229
Stock prices(2)
  High..........................................  $    16.59    $    22.38     $    17.38        $  13.33
  Low...........................................  $    15.53    $    15.24     $    12.14        $  11.90
Cash dividends declared per common share........  $      .04    $      .04     $      .05        $    .05

---------------
(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. All per share data have been restated to reflect the stock dividends.

(2) Stock prices are based on the closing bid prices reported on NASDAQ.

(3) The increase in non-interest expense from $1.18 million for the quarter ended September 30, 1999 to $1.25 million for the quarter ended December 31, 1999 was primarily attributable to a one-time charge of $112,000 in connection with the fourth quarter retirement of former Savings Bank and Company President Robert S. Zyla due to a physical disability.

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

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

     In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company and the Savings Bank operate), the impact of competition for the customers of the Savings Bank from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company and the Savings Bank have no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 2000 and any Current Reports on Form 8-K filed by the Company.

                    YEAR ENDED DECEMBER 31, 1999 COMPARED TO
                          YEAR ENDED DECEMBER 31, 1998

FINANCIAL CONDITION

     The Company's consolidated assets increased by $23.2 million or 13.1% from $177.4 million at December 31, 1998 to $200.6 million at December 31, 1999. The increase in total assets was primarily attributable to a $27.1 million increase in total net loans receivable which was partially offset by a decrease in cash and cash equivalents of $5.0 million. The increase in total assets was funded by an increase in deposits and the leverage of the balance sheet through loans from the Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh"). Total deposits increased from $109.7 million at December 31, 1998 to $120.5 million at December 31, 1999, and advances from the FHLB of Pittsburgh rose from $51.0 million at December 31, 1998 to $63.0 million at December 31, 1999.

     The Savings Bank's net loans receivable increased by $27.1 million or 21.9% from $123.9 million at December 31, 1998 to $151.0 million at December 31, 1999. This rise in total net loan receivables can be traced to three main areas of growth. One-to-four family residential mortgages increased $15.1 million or 18.5%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates competitively. Consumer loans increased $1.6 million or 10.4%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased from $27.0 million at December 31, 1998 to $37.8 million at December 31, 1999. The increase in commercial business and commercial real estate loans continues to be accomplished essentially through referrals.

     Cash and cash equivalents decreased from $10.2 million at December 31, 1998 to $5.2 million at December 31, 1999. The decrease of $5.0 million in cash and cash equivalents during fiscal 1999 was primarily attributable to the $27.1 million growth in net loans receivable. This was partially offset by a $10.8 million and $12.0 million growth in total deposits and FHLB of Pittsburgh advances, respectively.

     The Savings Bank's total deposits increased $10.8 million or 9.8% from $109.7 million at December 31, 1998 to $120.5 million at December 31, 1999. The growth in deposits during fiscal 1999 was primarily a result of competitive rates and fees that continue to be offered by the Savings Bank. In addition, the two newest branches opened in 1997 and 1998 accounted for 54.5% of the increase in total deposits. At December 31, 1999, our supermarket branch in Washington, PA, which opened in October 1997, had deposits totaling $6.5 million while the Elizabeth Township office, which opened in February 1998, had deposits totaling $6.7 million. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $12.0 million, or 23.5%, from $51.0 million at December 31, 1998 to $63.0 million at December 31, 1999. Total equity increased $193,000 or 1.3%, during fiscal 1999, to $15.0 million at December 31, 1999. The primary reasons for this increase were net income for fiscal 1999 of $851,000 which was partially offset by a decrease in accumulated other comprehensive income of $391,000 and dividends paid of $236,000. On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. In addition, on October 26, 1999, the Company initiated plans to repurchase, at market value, up to 5% of its outstanding shares, or 49,848 shares, of common stock through the use of its existing cash and cash equivalents. At December 31, 1999, 7,000 shares had been repurchased under this repurchase plan at a total cost of $85,000.

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

     The Savings Bank's net loans receivable increased by $27.7 million or 28.8% from $96.2 million at December 31, 1997 to $123.9 million at December 31, 1998. Total net loan receivables grew mainly through three areas of lending. One-to-four family residential mortgages increased $9.2 million or 12.6%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates competitively. Consumer loans increased $2.9 million or 22.8%, as the Savings Bank strove to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased from $11.1 million at December 31, 1997 to $27.0 million at December 31, 1998. The increase in commercial business and commercial real estate loans was accomplished through referrals.

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

     On April 30, 1998, the Savings Bank completed the sale of the land and building situated in Bethel Park, Pennsylvania, on which the Savings Bank's Bethel Park branch is located. The Bank entered into a two year lease with the new owner that includes three one year options concerning the continued operation of the Bethel Park branch of the bank at such location. The Company will recognize a gain of $37,914 on the sale of the property over the life of the lease.

     The Savings Bank's total deposits increased $18.5 million or 20.3% from $91.2 million at December 31, 1997 to $109.7 million at December 31, 1998. The growth in deposits during fiscal 1998 was primarily a result of competitive rates and fees that were offered by the Savings Bank. The Savings Bank opened its fifth branch located at 603 Scenery Drive, Elizabeth Township, PA in the first quarter of 1998. To attract customers to this location along with our supermarket branch in Washington, PA, that opened in October 1997, slightly higher than market rate certificates were offered. At December 31, 1998, our supermarket branch had deposits totaling $2.4 million while the Elizabeth Township office had deposits totaling $4.9 million. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $16.3 million, or 47.0%, from $34.7 million at December 31, 1997 to $51.0 million at December 31, 1998. Total equity decreased $870,000 or 5.6% to $14.8 million at December 31, 1998. The primary reasons for this decrease were two 5% stock buyback programs initiated and completed during 1998 totaling $1.4 million and dividends paid of $192,000 which was partially offset by net income for fiscal 1998 of $743,000. In addition, on April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998.

OPERATING STRATEGY

     As described in greater detail below, the Company and Savings Bank intend to continue an emphasis on residential mortgage loans. However, as part of the business strategy to increase profitability, the Savings Bank will continue to widen its range of lending activities in the areas of commercial business loans, commercial real estate loans and consumer loans. Although such lending activities entail greater risk than residential mortgage lending, management is willing to continue accepting such risks because of its belief that there are lending opportunities in its market area which are not being currently fulfilled by other financial institutions and management believes it can properly manage the risks of greater consumer and commercial lending.

     The Savings Bank continued to experience increased competition from mortgage brokers and other financial entities for its one-to-four family residential real estate lending activities in the early 1990s. This increased competition has led to a reduction in margins for residential real estate lending. The Savings Bank's total loans receivable attributable to one-to-four family residential loans, which amounted to $55.4 million or 60.3% of total assets at December 31, 1995, was $96.2 million at December 31, 1999 but had declined as a percentage of total assets to 48.0%. During the same period, the Savings Bank's total loans receivable attributable to commercial business, commercial real estate, construction and consumer loans, which amounted to $6.4 million or 6.9% of total assets at December 31, 1995, had increased to $57.0 million at December 31, 1999 or 28.4% of total assets. At the same time, investment and mortgage-backed securities, which amounted to $22.6 million, or 24.6% of total assets, at December 31, 1995 had increased to $35.3 million, or 17.6% of total assets, at December 31, 1999. Management attributes this shift in asset composition to an increase in deposits and borrowings over the same period (from $83.7 million at December 31, 1995 to $183.5 million at December 31, 1999) and increased efforts on the part of management to find customers with various loan needs. In addition, management desires to increase the Savings Bank's commercial and consumer loans and investment securities to offset its exposure to interest rate risk associated with long term fixed rate residential mortgages in excess of 15 years.

     The Savings Bank's percentage of adjustable rate mortgages in its mortgage portfolio has declined due to lack of demand. As fixed loan rates have remained affordable, the adjustable rate mortgage has become less attractive to potential customers. As of December 31, 1999, adjustable rate mortgages constituted 16.7% of the Savings Bank's one-to-four family residential mortgage portfolio and fixed rate mortgages made up the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. In contrast, as of December 31, 1998, adjustable rate mortgages composed 22.9% of the Savings Bank's one-to-four residential mortgage portfolio and fixed rate mortgages comprised the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. Management realizes the importance of adjustable rate mortgages to interest rate risk management but believes that under this current rate environment it would be difficult to profitably produce adjustable rate mortgages. Therefore, management presently intends to continue to reduce its emphasis on adjustable rate mortgages by providing a broad range of mortgage products with varying maturities. The Savings Bank strives to maintain deposits as its primary source of funds to meet loan demand and to maintain outstanding loan balances. However, during periods of strong loan growth, the Savings Bank will fund the growth in assets with borrowings from the FHLB of Pittsburgh. Investment securities and mortgage-backed securities are acquired based on the decisions of Investment/Asset and Liability Committees ("ALCO"). When the Savings Bank has excess cash and when management believes the yields and the maturities are attractive, investment and mortgaged-back securities are purchased. Excess cash (cash in excess of vault cash and other operating cash needs) is primarily deposited in an interest bearing demand deposit account with the FHLB of Pittsburgh. Cash and cash equivalents typically decline in periods of high loan demand and increase in periods of reduced loan demand. As of December 31, 1998, outstanding borrowings from the FHLB of Pittsburgh stood at $51.0 million and as of December 31, 1999 such borrowings had increased to $63.0 million. This increased borrowing occurred as part of the Savings Bank Management's plan to increase lending and to increase the debt to equity leverage ratio due to the increased equity that arose through the Conversion.

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

     Management has promoted one-to-four family residential mortgage loans with fixed interest rates to 15 year terms or less whenever possible. However, due to the heavy demand for 30 year fixed rate mortgages, management has had to promote this product. Management is cognizant of the increased interest rate risk this product presents and takes necessary steps to control the risk. Such steps include limiting new loan volume and funding the loans with longer-term borrowings. Adjustable rate mortgage loans ("ARMs") for one-to-four family residential mortgages continue to be offered. U.S. Government and U.S. Government agency securities and mortgage-backed securities are purchased with contract maturities generally up to 15 years upon terms which management believes are attractive because of yield, call features to the security or market conditions. The Savings Bank has increased its exposure to consumer loans and commercial loans that combine higher yields and a shorter loan term. Consumer and commercial business loans have grown from $15.7 million and $18.7 million, respectively, at December 31, 1998 to $17.3 million and $21.1 million, respectively, at December 31, 1999. Management intends to continue the strategy set forth above. The foregoing investment strategy is based on management's assessment of future economic conditions and is subject to change.

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

     The Company seeks, through the Asset Liability Committee ("ALCO"), to reduce the vulnerability of its operations to changes in interest rates and to manage the difference between amounts of interest-rate sensitive assets and interest-rate sensitive liabilities within specified maturities or repricing dates. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1999, the amount of the Savings Bank's interest-bearing liabilities that were estimated to mature or reprice within one year exceeded the Savings Bank's interest-earning assets with the same characteristics by $31.2 million or 15.7% of the Savings Bank's total assets. The Board of Governors of the Federal Reserve System raised the discount rate on February 2, 2000 and there is a possibility that the Board of Governors of the Federal Reserve System will raise the discount rate charged to member banks further during 2000, and thus interest rates within the United States' economy will rise. The Savings Bank's net income could be negatively affected by such increases in the discount rate. In addition, ALCO reviews, among other things, the sensitivity of the Savings Bank's assets, liabilities, and net interest income to interest rate changes, unrealized gains and losses, purchase activity and maturities of all interest bearing assets and liabilities. In connection therewith, the ALCO generally reviews and manages the Savings Bank's liquidity, cash flow needs, capital planning, maturities of investments, deposits and borrowings, current market conditions and interest rates, and pricing of its deposit and loan products. The Chief Executive Officer, Chief Financial Officer and President of the Savings Bank have authority to adjust pricing weekly with respect to the Savings Bank's retail deposits.

     The Office of Thrift Supervision ("OTS") requires all regulated thrift institutions to calculate the estimated change in the Bank's net portfolio value
(NPV) assuming instantaneous, parallel shifts in the Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

     The OTS provides all institutions that file a schedule entitled the Consolidated Maturity & Rate Schedule ("CMR") as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of NPV. The OTS simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of NPV. The OTS model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the Treasury yield curve shifts instantaneous and parallel up and down 100 to 300 basis points in 100 basis points increments. The OTS allows savings associations under $500 million in total assets to use the results of their interest rate sensitivity model, which is based on information provided by the savings association, to estimate the sensitivity of NPV.

     The OTS model utilizes an option-based pricing approach to estimate the sensitivity of mortgage loans. The most significant embedded option in these types of assets is the prepayment option of the borrowers. The OTS model uses various price indications and prepayment assumptions to estimate sensitivity of mortgage loans.

     In the OTS model, the value of deposit accounts appears on the asset and liability side of the NPV analysis. In estimating the value of certificate of deposit accounts, the liability portion of the CD is represented by the implied value when comparing the difference between the CD face rate and available wholesale CD rates. On the asset side of the NPV calculation, the value of the "customer relationship" due to the rollover of retail CD deposits represents an intangible asset in the NPV calculation.

     Other deposit accounts such as transaction accounts, money market deposit accounts, passbook accounts, and non-interest bearing accounts also are included on the asset and liability side of the NPV calculation in the OTS model. The accounts are valued at 100% of the respective account balances on the liability side. On the assets side of the analysis, the value of the "customer relationship" of the various types of deposit accounts is reflected as a deposit intangible.

     The NPV sensitivity of borrowed funds is estimated by the OTS model based on a discounted cash flow approach. The cash flows are assumed to consist of monthly interest payments with principal paid at maturity.

     The following table presents the Savings Bank's NPV as of December 31, 1999, as calculated by the OTS in accordance with its model, based on information provided to the OTS by the Savings Bank. The chart does not include the impact of any interest or dividend earning assets held at the Company level. The effect of market rate shifts on these assets need not be reported to the OTS.

                                                 (DOLLARS IN THOUSANDS)
                                           -----------------------------------
                                                NET PORTFOLIO VALUE (NPV)
                                           -----------------------------------
                                                                      PERCENT
             CHANGE IN RATES                  NPV                    CHANGE OF
              (EXPRESSED AS                EXPRESSED                 ESTIMATED
              BASIS POINTS)                  IN $      $ CHANGE(1)    NPV(2)     NPV RATIO(3)   CHANGE(4)
              -------------                ---------   -----------   ---------   ------------   ---------
+300.....................................   $ 2,955     $ -10,735       -78%         1.60%          -530bp
+200.....................................     6,670        -7,020       -51          3.53           -337bp
+100.....................................    10,491        -3,199       -23          5.41           -149bp
 0.......................................    13,690                                  6.90
-100.....................................    17,155         3,465       +25          8.45           +155bp
-200.....................................    19,037         5,347       +39          9.23           +233bp
-300.....................................    20,031         6,341       +46          9.61           +271bp

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

     Based upon the above calculations, the percent change of estimated NPV for a 200 basis point increase in prevailing rates changed from a negative 17 at December 31, 1998 to a negative 51 at December 31, 1999. In addition, after a 200 basis point increase in prevailing rates, the resulting NPV ("Post-Shock Ratio") was 3.53% and the change in the NPV ("Sensitivity Measure") was -337 basis points at December 31, 1999. This compares to an 8.33% post-shock ratio and a -128 basis point sensitivity measure at December 31, 1998. The increase in interest rate risk at December 31, 1999 compared to the prior year was primarily a result of rising market rates throughout 1999, increases in longer-term fixed-rate mortgages and growth in short-term interest-bearing liabilities. ALCO realizes the importance in managing interest rate risk and has implemented a plan to reduce interest rate risk. Specific methods included in the plan are: increasing capital through current earnings; managing asset growth; less reliance on thirty-year fixed-rate mortgage originations; increased emphasis on variable-rate commercial loans; refinancing short-term interest-bearing liabilities with longer-term structures; and developing an adjustable-rate mortgage product. Management will continue to review the NPV and Interest Rate Risk ("IRR") measurements and make necessary strategic decisions to manage interest rate risk effectively.

RESULTS OF OPERATIONS

     AVERAGE BALANCES, INTEREST INCOME, INTEREST EXPENSE AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average consolidated balance sheet. Information is based on average daily balances during the periods presented.

                                AT                           YEAR ENDED DECEMBER 31,
                           DECEMBER 31,   -------------------------------------------------------------
                               1999                   1999                            1998
                           ------------   -----------------------------   -----------------------------
                             AVERAGE                            AVERAGE                         AVERAGE
                              YIELD/      AVERAGE               YIELD/    AVERAGE               YIELD/
                               RATE       BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                           ------------   --------   --------   -------   --------   --------   -------
                                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment
    securities(1)........      6.26%      $ 26,766   $ 1,634      6.11%   $ 33,783   $ 2,137      6.33%
  Loans receivable(2)
    Commercial...........      9.73         20,132     1,881      9.34      19,265     1,374      9.42
    Real estate loans....      7.37        101,421     7,421      7.32      77,854     6,135      7.31
    Consumer.............      7.88         16,585     1,281      7.72      14,690     1,180      8.03
                                          --------   -------              --------   -------
  Total Loans
    Receivable...........      7.63        138,138    10,583      7.66     111,809     8,689      7.77
  Mortgage-backed
    securities(1)........      6.14         12,416       761      6.13       9,295       590      6.34
  Other interest-earning
    assets...............      5.30          5,431       216      3.97       5,988       256      4.27
                                          --------   -------              --------   -------
    Total
      interest-earning
      assets.............      7.37       $182,751   $13,194      7.22%   $160,875   $11,672      7.26%
  Non-interest-earning
    assets...............                    5,352                           5,116
                                          --------                        --------
    Total assets.........                 $188,103                        $165,991
                                          ========                        ========
Interest-bearing
  liabilities:
  Deposits...............      3.90%      $117,163   $ 4,525      3.86%   $ 99,343   $ 3,976      4.00%
  FHLB advances..........      5.72         54,040     3,007      5.56      49,144     2,709      5.51
                                          --------   -------              --------   -------
    Total
      interest-bearing
      liabilities........      4.52%      $171,203   $ 7,532      4.40%   $148,487   $ 6,685      4.50%
Non-interest-bearing
  liabilities............                 $  1,956                        $  1,987
                                          --------                        --------
    Total liabilities....                 $173,159                        $150,474
Equity...................                 $ 14,944                        $ 15,517
                                          --------                        --------
    Total liabilities and
      equity.............                 $188,103                        $165,991
                                          ========                        ========
Net interest-earning
  assets.................                 $ 11,548                        $ 12,388
                                          ========                        ========
Net interest
  income/interest rate
  spread.................      2.85%                 $ 5,662      2.82%              $ 4,987      2.76%
                               ====                  =======    ======               =======    ======
Net yield on
  interest-earning
  assets(3)..............                                         3.10                            3.10%
                                                                ======                          ======
Ratio of average
  interest-earning assets
  to average
  interest-bearing
  liabilities............                                       106.75%                         108.34%
                                                                ======                          ======

                              YEAR ENDED DECEMBER 31,
                           -----------------------------
                                       1997
                           -----------------------------
                                                 AVERAGE
                           AVERAGE               YIELD/
                           BALANCE    INTEREST    RATE
                           --------   --------   -------
                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment
    securities(1)........  $ 25,918    $1,706      6.58%
  Loans receivable(2)
    Commercial...........     7,680       633      9.60
    Real estate loans....    70,445     5,264      7.32
    Consumer.............    11,178       889      7.95
                           --------    ------
  Total Loans
    Receivable...........    89,303     6,786      7.60
  Mortgage-backed
    securities(1)........    12,080       773      6.40
  Other interest-earning
    assets...............     2,750       106      3.85
                           --------    ------
    Total
      interest-earning
      assets.............  $130,051    $9,371      7.21%
  Non-interest-earning
    assets...............     3,896
                           --------
    Total assets.........  $133,947
                           ========
Interest-bearing
  liabilities:
  Deposits...............  $ 88,617    $3,650      4.12%
  FHLB advances..........    28,554     1,590      5.57
                           --------    ------
    Total
      interest-bearing
      liabilities........  $117,171    $5,240      4.47%
Non-interest-bearing
  liabilities............  $  1,480
                           --------
    Total liabilities....  $118,651
Equity...................  $ 15,296
                           --------
    Total liabilities and
      equity.............  $133,947
                           ========
Net interest-earning
  assets.................  $ 12,880
                           ========
Net interest
  income/interest rate
  spread.................              $4,131      2.74%
                                       ======    ======
Net yield on
  interest-earning
  assets(3)..............                          3.18%
                                                 ======
Ratio of average
  interest-earning assets
  to average
  interest-bearing
  liabilities............                        110.99%
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

                                                           YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------
                                          1999 VS. 1998                              1998 VS. 1997
                              -------------------------------------    -----------------------------------------
                                 INCREASE                                 INCREASE
                                (DECREASE)                               (DECREASE)
                                  DUE TO                   TOTAL           DUE TO                       TOTAL
                              --------------    RATE/     INCREASE     --------------      RATE/       INCREASE
                              RATE    VOLUME   VOLUME    (DECREASE)    RATE    VOLUME     VOLUME      (DECREASE)
                              -----   ------   -------   ----------    -----   ------   -----------   ----------
                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable, net.....  $ (57)  $2,071    $(120)     $1,894      $ (12)  $1,934      $(19)        $1,903
  Mortgage-backed
    securities..............    (20)    198        (7)        171         (7)   (178)         2           (183)
  Investment securities.....    (74)   (444)       15        (503)       (66)    517        (20)           431
  Other interest-earning
    assets..................    (18)    (24)        2         (40)        12     125         13            150
                              -----   ------    -----      ------      -----   ------      ----         ------
    Total interest-earning
      assets................  $(169)  $1,801    $(110)     $1,522      $ (73)  $2,398      $(24)        $2,301
Interest-bearing
  liabilities:
  Deposits..................  $(139)  $ 713     $ (25)     $  549      $(103)  $ 441       $(12)        $  326
  FHLB advances.............     25     270         3         298        (16)  1,147        (12)         1,119
                              -----   ------    -----      ------      -----   ------      ----         ------
    Total interest-bearing
      liabilities...........   (114)    983       (22)        847       (119)  1,588        (24)         1,445
                              -----   ------    -----      ------      -----   ------      ----         ------
Increase in net interest
  income....................  $ (55)  $ 818     $ (88)     $  675      $  46   $ 810       $  0         $  856
                              =====   ======    =====      ======      =====   ======      ====         ======

     NET INCOME. The Company reported consolidated net income of $851,000, $743,000 and $784,000 for the fiscal years ended December 31, 1999, 1998 and 1997, respectively. The $108,000 or 14.5% increase in net income for fiscal 1999 when compared to fiscal 1998 was attributable to an increase of $676,000 or 13.6% increase in net interest income and a $267,000 or 52.3% increase in fees and service charges which was partially offset by a $619,000 or 15.1% increase in non-interest expense and an increase of $229,000 in provision for loan losses,

     The $41,000 or 5.2% decrease in net income for fiscal 1998 when compared to fiscal 1997 was attributable to a $974,000 or 31.2% increase in non-interest expense and an increase of $105,000 in provision for loan losses, which was partially offset by an increase of $856,000 or 20.7% increase in net interest income and a $162,000 or 43.5% increase in other income.

     NET INTEREST INCOME. Net interest income before provision for loan losses amounted to $5.7 million during fiscal 1999, compared to $5.0 million during fiscal 1998 and compared to $4.1 million during fiscal 1997. During fiscal 1999, the $676,000 or 13.6%, increase in net interest income compared with fiscal 1998 was primarily attributable to an increase in loan originations. Average balances of interest-earning assets increased $21.9 million, or 13.6% while average interest-bearing liabilities increased $22.7 million, or 15.3%. The increase in both average assets and liabilities was due directly to management's intent to leverage the Company's excess capital by funding the growth in assets, particularly loans, with deposits and FHLB advances. The growth in average balances on interest-earning assets and interest-bearing liabilities, during fiscal 1999, were the primary reasons for the increased interest income of $1.5 million or 13.0% and increased interest expense of $847,000 or 12.7%, respectively.

     The $1.5 million increase in total interest income during the year ended December 31, 1999 over the prior comparable period was primarily due to a $1.9 million or 21.8% increase in interest and fees on loans which was partially offset by a $503,000 or 23.5% reduction in interest and dividends on other investment securities. The increase in interest earned on loans and interest and dividends on other investment securities during fiscal 1999 was primarily due to a rise in average balances of loans receivable of $26.3 million or 23.5%. Management continued to grow its traditional one-to-four family residential loans from $81.3 million at December 31, 1998 to $96.2 million at December 31, 1999. In addition, management was able to grow its commercial business and real estate loans from $18.7 million and $7.6 million at December 31, 1998, respectively, to $20.9 million and $16.1 million at December 31, 1999, respectively.

     The increase in interest expense in 1999, compared with 1998, was primarily a result of an increase in the Savings Bank's average interest bearing liabilities from $148.5 million to $171.2 million. This increase resulted from an increased volume of average deposits of $17.8 million or 17.9% and a $4.9 million or 10.0% increase in average borrowings. The increase in average borrowings was due to funding the growth in assets, primarily loans, of the Company.

     Net interest income before provision for loan losses amounted to $5.0 million during fiscal 1998, compared to $4.1 million during fiscal 1997. During fiscal 1998, the $856,000 or 20.7%, increase in net interest income compared with fiscal 1997 was attributable to an increase in loan originations and investment purchases. Average balances of interest-earning assets increased $30.8 million, or 23.7% while average interest-bearing liabilities increased $31.3 million, or 26.7%. The increase in both average assets and liabilities was due directly to management's intent to leverage the Company's excess capital by funding the accelerated growth in assets with primarily FHLB advances. Another contributing factor was an increase in the average yield earned on interest-earning assets to 7.26% in 1998 from 7.21% in 1997, due primarily to increases in average yields earned on loans receivable. The increases in both average balances and average yields on earning assets, during fiscal 1998, increased interest income $2.3 million, or 24.6%, which was partially offset by a $1.4 million or 27.8% increase in total interest expense.

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

     PROVISION FOR LOAN LOSSES. For the year ended December 31, 1999, the provision for loan losses was $438,000. For the two years ended December 31, 1998 and 1997, provisions for loan losses were $209,000 and $104,000, respectively. The increase in provision for loan losses of $229,000 for fiscal 1999 when compared to fiscal 1998 was primarily a result of growth in commercial business and commercial real estate loans which have higher reserve factors than other types of loans. The Savings Bank establishes a provision for loan losses which is charged to operations. The allowance for loan losses is maintained at a level which is deemed to be appropriate based upon a comprehensive methodology and procedural discipline that is updated on a monthly basis. This methodology includes:

     - A detailed review of all criticized and impaired loans to determine if any specific reserve allocations are required on an individual loan basis. The specific reserve established for these criticized and impaired loans is based on careful analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor.

     - The application of reserve allocations to all outstanding loans and certain unfunded commitments is based upon review of historical losses and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of manage-ment, examination and audit results, effects of any changes in lending policies and trends in policy exceptions.

     - The application of reserve allocations for all commercial and commercial real estate loans are calculated by using a risk rating system. Risk ratings are assigned to all loans based upon an internal review. There are ten risk ratings, and each rating has a corresponding reserve factor that is used to calculate the required reserve.

     - The maintenance of a general unallocated reserve occurs in order to provide conservative positioning and protection against unknown events or circumstances that have occurred, but have not yet been identified by the Savings Bank through its credit administration process. It must be emphasized that a general unallocated reserve is prudent recognition of the fact that reserve estimates, by definition, lack precision.

     After completion of this process, evaluation of the adequacy of the reserve and the establishment of the provision level for the next month are performed. The Corporation believes that the procedural discipline, systematic methodology and documentation of this monthly process provide appropriate support for accounting purposes.

     When it is determined that the prospects for recovery of the principal of a loan have significantly diminished, the loan is immediately charged against the allowance account; subsequent recoveries, if any, are credited to the allowance account. In addition, non-accrual, delinquent loans greater than sixty days and problem loans are reviewed monthly to determine potential losses. Generally, consumer loans are considered losses when they are 180 days past due. The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. Therefore, the entire allowance for loan losses is available to absorb future loan losses in any loan category. During fiscal 1999, the Savings Bank charged off $26,000 in consumer loans.

     Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provision for loan losses in the future as a result of increases in higher risk commercial and consumer loans, future changes in the economy or for other adverse reasons that are discovered from the comprehensive methodology described above. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its other non-performing assets based on their judgments from information available at the time of their examination. The OTS last examined the Savings Bank as of March 31, 1999. Management and the directors of the Company and the Savings Bank believe that the allowance for loan losses is currently adequate.

     OTHER INCOME. Total other income amounted to $870,000 for the year ended December 31, 1999, an increase of $336,000 or 62.9% from the $534,000 earned in fiscal 1998. Increased transaction fees of $266,000 primarily accounted for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include interest bearing and non-interest bearing checking accounts, from $17.5 million at December 31, 1998 to $21.0 million at December 31, 1999. The additional transaction fees have resulted in increased costs due to higher employee manhours to administer such transactions. In addition, other income benefited from a $73,000 gain on sale of investments during fiscal 1999 as compared to a $7,000 loss on sale of investments during fiscal 1998.

     Total other income amounted to $534,000 for the year ended December 31, 1998, an increase of $162,000 or 43.5% from the $372,000 earned in fiscal 1997. Increased transaction fees accounted primarily for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include interest-bearing and non-interest bearing checking accounts, from $13.9 million at December 31, 1997 to $17.5 million at December 31, 1998. The additional transaction fees have resulted in increased costs due to higher employee man-hours to administer such transactions.

     OTHER EXPENSES. Total other expenses amounted to $4.7 million for the year ended December 31, 1999, an increase of $619,000 or 15.1% from the $4.1 million incurred in fiscal 1998. One of the reasons for the increase was a $455,000 or 22.5% increase in salaries and employee benefits. This was attributable to a one-time charge of $112,000 in connection with the fourth quarter retirement of former Savings Bank and Company President Robert S. Zyla due to a physical disability, an additional employee hired for operations due to increased services provided by the Corporation, an additional employee hired for commercial loan expansion, and approved salary and bonus increases for its existing employees. Another reason for the increase in other expenses was a rise in premises and occupancy costs of $54,000 or 10.2% primarily due to higher depreciation expenses associated with furniture and equipment. Lastly, transaction processing costs rose $55,000 or 21.7% during 1999. The rise in transaction processing costs was primarily the result of the growth in transaction accounts and the associated costs of administering these types of accounts.

     Total other expenses amounted to $4.1 million for the year ended December 31, 1998, an increase of $974,000 or 23.8% from the $3.1 million incurred in fiscal 1997. One of the reasons for the increase was a $455,000 or 29.0% increase in salaries and employee benefits. This was attributable to the hiring of four full time equivalent employees to staff the Elizabeth Township branch, a full year of six full time equivalent employees at our Washington supermarket branch, an increase of $46,000 in costs associated with the Management Recognition and Retention plan, an increase in expenses related to commercial loan administration, and salary increases for its existing employees. The increase was also attributable to a rise in premises and occupancy costs of $197,000 or 59.2% primarily due to the higher depreciation expenses associated with furniture and equipment needed for the expansion of the corporate office and the two new branch locations. Lastly, the increase was caused by other expenses, which increased $166,000 or 29.3% during 1998. The rise in other expenses was primarily the result of increased consulting expenses as the Company had outsourced some job functions and increased general operating expenses.

     INCOME TAXES. For the fiscal years ended December 31, 1999, 1998 and 1997, the Company incurred income tax expense of $528,000, $473,000 and $493,000. The effective tax rate was 38.3% during the year ended December 31, 1999, compared to 38.9% during the year ended 1998, and 38.6% in fiscal 1997. The increased income tax expense incurred in 1999 was due to increased taxable income. For further information, see Note 11 of the Notes to Consolidated Financial Statements.

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

     During the years ended December 31, 1999 and 1998, the Company's operating activities provided net cash of approximately $1.9 million and $890,000, respectively. The $1.9 million net cash provided during the year ended December 31, 1999 was primarily due to $851,000 in net income, $438,000 in provision for loan losses, and $344,000 in depreciation of premises and equipment. The $890,000 net cash provided during the year ended December 31, 1998 was primarily due to $743,000 in net income, $209,000 in provision for loan losses, and $306,000 in depreciation of premises and equipment, which was partially offset by a $398,000 increase in other assets. The primary reasons for the $1.5 million net cash provided during the year ended December 31, 1997 were $784,000 in net income, a $287,000 increase in other liabilities, and $189,000 in depreciation of premises and equipment, which was partially offset by a $222,000 increase in accrued interest receivable.

     Net cash used by investing activities was $29.4 million for the year ended December 31, 1999. The primary reason for the $29.4 million net cash used by investing activities was that the Savings Bank originated $27.5 million in new loans in excess of principal payments received on existing loans. During the year ended December 31, 1998, the Savings Bank originated $27.9 million in new loans in excess of principal payments received on existing loans. The Savings Bank purchased $16.7 million of investment and mortgage-backed securities designated held to maturity due to their longer term maturity structure and purchased $6.7 million of investment and mortgage-backed securities designated available for sale. In addition, $17.0 and $5.6 million held to maturity and available for sale securities, respectively, were called during fiscal 1998. Net cash used by investing activities was $28.1 million for the year ended December 31, 1997. During the year ended December 31, 1997, the Savings Bank originated $19.7 million in new loans in excess of principal payments received on existing loans and purchased $17.7 million of investment securities designated held to maturity due to their longer term maturity structure. In addition, $8.5 million held to maturity securities were called during fiscal 1997.

     Net cash provided by financing activities for the year ended December 31, 1999, was $22.5 million, attributable to increases in core deposits and certificate accounts of $8.9 million and $1.9 million, respectively, and increases in net Federal Home Loan Bank advances of $12.0 million. This was partially offset by cash dividends paid of $236,000 and treasury stock purchases of $85,000. Net cash provided by financing activities for the year ended December 31, 1998, was $32.8 million, attributable to increases in core deposits and certificate accounts of $8.4 million and $10.1 million, respectively, and increases in net Federal Home Loan Bank advances of $16.3 million. In addition, the Company purchased $1.4 million of treasury stock during fiscal 1998. During the same period for 1997, the Savings Bank experienced a $26.7 million increase in net cash provided by financing activities primarily due to increases in core deposits and certificate accounts of $5.2 million and $2.1 million, respectively, and increases in net Federal Home Loan Bank advances of $20.2 million.

     The primary sources of funds for the Savings Bank are deposits, advances from the FHLB of Pittsburgh, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and funds provided from operations. The primary sources of funds for the Company are dividends from the Savings Bank, repayments by the ESOP of the loan it received from the Company, loan repayments from officer for loan made by the Company, interest and dividends on debt and equity investments in other companies and interest earned on deposits of the Company held at Savings Bank and short-term investments. While scheduled loan and mortgage-backed securities repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed securities prepayments, and investment securities with callable features are greatly influenced by the movement of interest rates in general, economic conditions or competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable by its Asset/Liability Committee ("ALCO"). In addition, the Savings Bank invests in short-term interest-earning assets, which provides liquidity to meet lending requirements. The Savings Bank has also utilized advances from the FHLB of Pittsburgh. At December 31, 1999, the Savings Bank's maximum borrowing capacity with the FHLB of Pittsburgh was $106.2 million of which $63.0 million was borrowed pursuant to various term loans with maturities of less than ten years.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, interest bearing deposits with other institutions (including the FHLB of Pittsburgh), U.S. Government, U.S. Government agencies and other qualified investments. On a longer-term basis, the Company, through the operation of the Savings Bank, maintains a strategy of investing in various mortgage-backed securities and other investment securities and lending products as described in greater detail under the heading "Business of the Company," which is hereinafter set forth. During the year ended December 31, 1999, the Savings Bank used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, to fund loan commitments, to fund purchases of additional investment securities for its portfolio and to increase the Savings Bank's one-to-four family mortgage loan, commercial loan and consumer loan portfolios. The Savings Bank has outstanding loan commitments (i.e. one-to-four family and home equity loan commitments, credit card limits and commercial loan commitments) to extend credit approximating $10.6 million as of December 31, 1999. Certificates of deposit scheduled to mature in one year or less at December 31, 1999 totaled $39.2 million.

     Consolidated cash and cash equivalents decreased by $5.0 million between December 31, 1998 and December 31, 1999. As of December 31, 1999, the consolidated cash and cash equivalents of the Company amounted to $5.2 million or 2.6% of assets, of which $3.8 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank was $35.3 million or 17.6% of assets at December 31, 1999. As of December 31, 1999, $1.6 million of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $5.2 million have maturities of one to five years. The Company's consolidated net interest margin remained at 3.10% for the year ended December 31, 1999 compared to the same period in 1998.

     Consolidated cash and cash equivalents increased by $7.9 million between December 31, 1997 and December 31, 1998. As of December 31, 1998, the consolidated cash and cash equivalents of the Company amounted to $10.2 million or 5.7% of assets, of which $9.1 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank decreased from $38.8 million or 27.1% of total assets at December 31, 1997 to $35.4 million or 19.9% of assets at December 31, 1998. As of December 31, 1998, $1.3 million of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $6.5 million have maturities of five years or less. The Company's consolidated net interest margin decreased from 3.18% for the year ended December 31, 1997 to 3.10% for the year ended December 31, 1998.

     Consolidated cash and cash equivalents increased by $65,000 or 3.0% between December 31, 1996 and December 31, 1997. As of December 31, 1997, the consolidated cash and cash equivalents of the Company amounted to $2.2 million or 1.5% of assets, of which $1.3 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank had an increase in dollar amount over the last few years, from $31.9 million or 27.8% of total assets at December 31, 1996 to $38.8 million or 27.1% of assets at December 31, 1997. As of December 31, 1997, $3.1 million of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $8.0 million have maturities of five years or less. The Company's consolidated net interest margin increased from 3.15% for the year ended December 31, 1996 to 3.18% for the year ended December 31, 1997.

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

     The Savings Bank is required by the OTS to maintain average daily balances of liquid assets (as defined in OTS regulations) in an amount equal to 4.0% of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank's average monthly liquidity ratio at December 31, 1999 was 32.6%.

     The Company, as a separately incorporated holding company, has no significant operations other than serving as sole stockholder of the Savings Bank. On an unconsolidated basis, the Company has no paid employees. At December 31, 1999, the Company's assets consist of its investment in the Savings Bank, its receivable from the ESOP, an officer loan totaling $236,000, debt and equity investments with an aggregate market value of $1.1 million at December 31, 1999, other assets of $143,000 and deposits maintained with the Savings Bank. At December 31, 1999, the Company had borrowed $150,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. Its sources of income will consist of earnings from the investment in such debt and equity securities, interest on such deposits and interest from the ESOP obligation and officer loan. The only expenses of the Company relate to its reporting obligations to the OTS, its reporting obligations under the Exchange Act and related expenses to operate as a publicly traded company. Management believes that the Company and the Savings Bank currently have adequate liquidity available to respond to its obligations.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. As amended by SFAS 137, the standard is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ended December 31, 2001. The impact of adoption is not expected to materially affect the Company's financial condition or results of operations.

EARNINGS PER COMMON SHARE

     The Company follows SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. Treasury shares are treated as retired for earnings per share purposes.

     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            1999         1998          1997
                                                          --------    ----------    ----------
Basic earnings per share(1):
  Net income............................................  $851,314    $  743,087    $  784,487
  Average shares outstanding............................   915,316       991,452     1,028,760
  Earnings per share....................................  $   0.93    $     0.75    $     0.76
Diluted earnings per share(1):
  Net income............................................  $851,314    $  743,087    $  784,487
  Average shares outstanding............................   915,316       991,452     1,028,760
  Stock options.........................................       151         9,493         3,402
                                                          --------    ----------    ----------
  Diluted average shares outstanding....................   915,467     1,000,945     1,032,162
  Earnings per share....................................  $   0.93    $     0.74    $     0.76

---------------
(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. All per share data have been restated to reflect the stock dividends.

     Options to purchase 94,826 and 14,315 shares of common stock were outstanding during fiscal 1999 and 1998, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods. There were no options excluded in the computation of diluted earnings per common share during fiscal 1997.

                            BUSINESS OF THE COMPANY

GENERAL

     The Company is a savings and loan holding company that holds the capital stock of one subsidiary, the Savings Bank. As of December 31, 1999, the Company also owns a loan receivable from the ESOP, an officer loan totaling $236,000, holds debt and equity investments with a market value totaling $1.1 million at December 31, 1999, other assets of $143,000 and maintains deposit accounts with the Savings Bank. At

December 31, 1999, the Company had borrowed $150,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. The principal business operations of the Company are conducted through the Savings Bank.

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

     At December 31, 1999, the Savings Bank's total loan portfolio amounted to $153.2 million, or 76.4% of total assets at that date. The Savings Bank has traditionally concentrated its lending activities on one-to-four family residential mortgages in its primary market. Consistent with its lending orientation, $96.2 million or 62.8% of the Savings Bank's total loan portfolio consisted of one-to-four family residential loans at December 31, 1999.

     Management intends that one-to-four family residential mortgage loans will be the primary lending activity of the Savings Bank but the percentage of one-to-four family mortgages against the total loan portfolio will not be as high as it was at December 31, 1997 which was 73.3%. Although one-to-four family residential mortgages advanced by the Savings Bank have increased from $72.2 million at December 31, 1997, to $81.3 million at December 31, 1998, to $96.2 million at December 31, 1999, the percentage of one-to-four family mortgages to total loan portfolio has dropped from 73.3% at December 31, 1997, to 64.7% at December 31, 1998 to 62.8% at December 31, 1999. This decline in percentage can be traced to the increases in commercial business loans, construction loans, and consumer loans originated in 1998 and 1999. Management is committed to aggressively market the residential mortgage products of the Savings Bank, but management does not intend to pursue a policy to return the Savings Bank's loan portfolio to a position where one-to-four family mortgages account for 70% or more of the total loan portfolio.

     Consumer loans, which are of shorter maturity and at higher margins above cost of funds, have risen from $12.8 million at December 31, 1997, to $15.7 million at December 31, 1998, to $17.3 million at December 31, 1999. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. Management decided to increase home equity loans primarily because this type of loan is secured by real estate through a first or second lien. As a result, home equity loans have risen from $7.5 million at December 31, 1997, to $9.8 million at December 31, 1998 to $10.9 million at December 31, 1999. Management has also sought through the promotion of automobile, student and credit card loans to increase consumer loans. However, the growth of consumer loans has not kept pace with the growth of the loan portfolio as a whole. The percentage of consumer loans against total loan receivables went from 13.0% at December 31, 1997, to 12.5% at December 31, 1998, to 11.3% at December 31, 1999. Management is committed to increase consumer loan balances.

     The Savings Bank is pursuing a policy to further grow its commercial business loan and commercial real estate loan portfolio. Commercial business loans and commercial real estate loans have risen from $11.0 million at December 31, 1997, to $26.3 million at December 31, 1998, to $37.0 million at December 31, 1999. Management is committed to increase commercial business and commercial real estate loans. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. The percentage of commercial business loans and commercial real estate loans against total loans receivable has changed from 11.2% at December 31, 1997, to 21.0% at December 31, 1998 to 24.1% at December 31, 1999.

     By statute, the Savings Bank must limit its commercial business loans to 20% of its total assets provided that amounts in excess of 10% of total assets may be used only for small business loans. As of December 31, 1999, the total asset size of the Savings Bank was $199.2 million and 20% of such number is $39.8 million and 10% of such number is $19.9 million. At December 31, 1999, the Savings Bank had $20.9 million in commercial business loans of which $8.4 million was considered small business loans. The statutory ceiling on commercial real estate loans is substantially higher, i.e. 400% of the Savings Bank's capital, or at December 31, 1999, $54.1 million. At December 31, 1999 the Savings Bank had $16.1 million in commercial real estate loans. Management intends to continue to pursue commercial loans that carry a partial U.S. Government guarantee of the payment of principal and interest. Included in the Savings Bank's loan portfolio at December 31, 1999 are $8.7 million of commercial loans that are 80% guaranteed by the United States Government.

     The Savings Bank's primary market area consists of southern and southwestern portions of Allegheny County and, to a lesser extent, Washington and Westmoreland Counties. The Savings Bank's residential mortgage loans are primarily secured by properties located in Pennsylvania, and a substantial portion of the real estate mortgage loans are secured by properties located within the Savings Bank's primary market area.

     LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of the Savings Bank's loan portfolio by type of loan at the dates indicated.

                                                          AS OF DECEMBER 31,
                                     -------------------------------------------------------------
                                           1999                   1998                  1997
                                     ----------------       ----------------       ---------------
                                      AMOUNT      %          AMOUNT      %         AMOUNT      %
                                      ------      -          ------      -         ------      -
                                                        (DOLLARS IN THOUSANDS)
Real estate loans
  One-to-four family(1)............  $ 96,182   62.78%      $ 81,284   64.71%      $72,198   73.34%
  Construction.....................     2,714    1.77          2,270    1.81         2,449    2.49
  Commercial real estate(1)........    16,061   10.48          7,632    6.08         1,425    1.45
                                     --------   -----       --------   -----       -------   -----
     Total.........................  $114,957   75.03%      $ 91,186   72.60%      $76,072   77.28%
                                     --------   -----       --------   -----       -------   -----
Commercial business loans(1).......  $ 20,920   13.66%      $ 18,712   14.90%      $ 9,565    9.72%
                                     --------   -----       --------   -----       -------   -----
Consumer loans
  Home equity loans & lines(1).....  $ 10,936    7.14%      $  9,834    7.83%      $ 7,535    7.66%
  Student loans....................     2,411    1.57          2,263    1.80         2,215    2.25
  Automobile loans.................     2,427    1.58          2,405    1.92         1,967    2.00
  Other consumer loans(1)..........     1,559    1.02          1,191     .95         1,076    1.09
                                     --------   -----       --------   -----       -------   -----
     Total.........................  $ 17,333   11.31%      $ 15,693   12.50%      $12,793   13.00%
                                     --------   -----       --------   -----       -------   -----
Total loans receivable(1)..........  $153,210     100%      $125,591     100%      $98,430     100%
                                     ========   =====       ========   =====       =======   =====
Less:
  Allowance for loan losses........  $    983               $    571               $   403
  Loans in process.................     1,258                  1,106                 1,857
  Deferred loan fees (costs).......         7                     (3)                  (11)
                                     --------               --------               -------
Loans receivable, net..............  $150,962               $123,917               $96,181
                                     ========               ========               =======

---------------
(1) Includes non-performing loans.

     CONTRACTUAL MATURITIES. The following table sets forth the scheduled contractual maturities of the Savings Bank's loan portfolio at December 31, 1999. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of the Savings Bank's loan portfolio.

                                                            AT DECEMBER 31, 1999
                                      ----------------------------------------------------------------
                                      ONE-TO-FOUR     COMMERCIAL      COMMERCIAL
                                       FAMILY(1)    REAL ESTATE(2)     BUSINESS    CONSUMER    TOTAL
                                      -----------   ---------------   ----------   --------   --------
                                                               (IN THOUSANDS)
1 year or less......................    $   466         $   113        $ 4,592     $ 1,566    $  6,737
After 1 year through 5 years........      7,214             536          5,934       4,741      18,425
More than 5 years...................     90,466          16,162         10,394      11,026     128,048
                                        -------         -------        -------     -------    --------
Total amounts due...................    $98,146         $16,811        $20,920     $17,333    $153,210
                                        =======         =======        =======     =======    ========
Interest rate terms on amounts due
  after 1 year:
  Fixed.............................    $81,631         $ 6,240        $ 6,368     $ 9,935    $104,174
  Adjustable/Floating...............    $16,049         $10,458        $ 9,960     $ 5,832    $ 42,299

---------------
(1) Includes construction loans of $2.0 million for the construction of one-to-four family homes. At the completion of the construction period (scheduled to be less than one year), the loans will convert automatically to a traditional mortgage with maturities in excess of five years.

(2) Includes a construction loan of $750,000 for the construction of a commercial real estate property. At the completion of the construction period (scheduled to be less than one year), the loan will convert to a commercial real estate mortgage with a maturity of four years.

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

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Total loans at beginning of period.................  $125,591    $ 98,430    $ 77,364
Loan originations:
  Real estate
     One-to-four family............................  $ 27,543    $ 25,685    $ 13,982
     Construction..................................     1,964       2,466       2,948
     Commercial real estate........................     9,738       5,511         475
                                                     --------    --------    --------
       Total real estate loans originated..........  $ 39,245    $ 33,662    $ 17,405
                                                     --------    --------    --------
  Commercial business loans........................  $ 24,158    $ 21,872    $ 14,174
                                                     --------    --------    --------
  Consumer loans
     Home equity loans and lines of credit.........  $  6,276    $  6,987    $  5,762
     Student loans.................................       515         397         353
     Automobile loans..............................     1,237       1,633       1,323
     Other consumer loans..........................     2,052       1,447       1,267
                                                     --------    --------    --------
       Total consumer loans originated.............  $ 10,080    $ 10,464    $  8,705
                                                     --------    --------    --------
     Total loans originated........................  $ 73,483    $ 65,998    $ 40,284
                                                     --------    --------    --------
Deduct:
  Principal loan repayments and prepayments........  $(45,864)   $(38,587)   $(19,218)
  Transferred to real estate owned.................        --        (250)         --
                                                     --------    --------    --------
Subtotal:..........................................  $(45,864)   $(38,837)   $(19,218)
                                                     --------    --------    --------
  Net increase in loans............................  $ 27,619    $ 27,161    $ 21,066
                                                     --------    --------    --------
  Total loans at end of period.....................  $153,210    $125,591    $ 98,430
                                                     ========    ========    ========

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

     The Savings Bank's lending policies allow all one-to-four residential mortgage loans $75,000 or less to be approved with two signatures of the Chief Executive Officer, President, and/or the Chief Financial Officer. One-to-four residential mortgage loans in excess of $75,000 are presented to the Loan Committee that consists of members of management and two outside directors. The Chief Executive Officer has authority to authorize commercial loans up to and including $150,000. The Loan Committee has been authorized by the Board to grant loans up to $500,000, with loans in excess of this amount required to be presented to the full Board for review and approval. It has been the policy of the Savings Bank's management to present all mortgage loans which are not single-family residential loans to the Loan Committee and/or the Board of Directors for review and approval, and to have the Board of Directors review any loan application which would exceed $500,000. Under applicable regulations, the maximum amount of loans that the Savings Bank may make to any one borrower, including related entities, is limited to 15% of unimpaired capital and surplus, which the legal lending limit amounted to $2.0 million at December 31, 1999.

     The Savings Bank currently is not a purchaser of residential or consumer loans. There are no current intentions to begin purchasing such loans. The Savings Bank had previously purchased loan participations secured primarily by commercial real estate located in Pennsylvania and Ohio. Such loans were presented to the Savings Bank from contacts at other financial institutions that have previously done business with the Savings

Bank. At December 31, 1999, one of the Savings Bank's commercial real estate loans was 50% participated by another lender. This loan totaled $1.6 million of which $800,000 was sold to the other lender.

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

     ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LOANS. The Savings Bank has historically concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing one-to-four family residences located within its market. At December 31, 1999, $96.2 million or 62.8% of the Savings Bank's total loan portfolio consisted of one-to-four family residential real estate loans, substantially all of which are conventional loans.

     The Savings Bank historically has and continues to emphasize the origination of fixed-rate mortgage loans with terms of up to 30 years and adjustable rate mortgage loans ("ARMs") up to 30 years which provide for periodic adjustments to the interest rate applicable to the loan. The ARMs currently held by the Savings Bank have up to 30-year terms and an interest rate which adjusts every one to five years in accordance with a designated index. Such loans have a 2% cap on any increase or decrease in the interest rate per period, and there is currently a limit of 4% to 6% on the amount that the interest rate can change over the life of the loan. To attract ARMs from time to time, the Savings Bank will offer initial interest rates below market loan rates. ARMs generally pose greater credit risk than fixed loans primarily because as interest rates rise, the required periodic payment by the borrower will rise, increasing the potential for default.

     At December 31, 1999, approximately $80.1 million or 83.3% of the one-to-four family residential loans in the Savings Bank's loan portfolio consisted of loans that provide for fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 5 to 30 years, it is the Savings Bank's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

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

     COMMERCIAL REAL ESTATE LOANS. The Savings Bank originates mortgage loans for the acquisition and refinancing of commercial real estate properties (including multi-family complexes). At December 31, 1999, $16.1 million or 10.5% of the Savings Bank's total loan portfolio consisted of loans secured by existing commercial real estate properties. At December 31, 1999, the Savings Bank's commercial real estate loan portfolio consisted of thirty-eight loans with an average principal balance of approximately $423,000.

     The Savings Bank's commercial real estate loans are secured by apartment complexes, developed residential lots and small retail establishments primarily located in Pennsylvania. The Company requires appraisals of all properties. Appraisals are performed by an independent appraiser designated by the Company, all of which are reviewed by management. The Company considers the quality and location of the real estate, the credit of the borrower, the cash flow of the project and the quality of management involved with the property.

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

     As of December 31, 1999 and 1998, the Savings Bank had $458,000 and $99,000 of non-performing commercial real estate loans, respectively. This constituted 2.85% and 1.30% of the commercial real estate loan category for December 31,1999 and 1998, respectively. See Delinquent Loans and Non-Performing Assets under the Asset Quality section for more details.

     COMMERCIAL BUSINESS LOANS. At December 31, 1999, $20.9 million or 13.7% of the Savings Bank's total loan portfolio consisted of loans classified as commercial business loans. The Savings Bank's commercial business loans can be secured or unsecured depending upon the size of the loan and the credit analysis by the Savings Bank of the potential borrower. Lines of credit in excess of $25,000 are generally secured by a pledge of accounts receivable and inventory. The Savings Bank's commercial loan portfolio consists of borrowers primarily located in Western Pennsylvania.

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

     As of December 31, 1999 the Savings Bank had $131,000 of non-performing commercial business loans. This constituted .63% of the commercial business loan category for December 31,1999. In addition, there is one performing commercial business loan that represents a potential problem. At December 31, 1999, the balance outstanding of this loan was $346,000. In the opinion of management, the resolution of this potential loan problem will not have a material adverse effect on the Bank's financial position or results of operations. See Delinquent Loans and Non-Performing Assets under the Asset Quality section for more details.

     CONSTRUCTION LOANS. The Savings Bank will occasionally originate loans to construct primarily one-to-four family residences, and, to a much lesser extent, loans to acquire and develop real estate for construction of residential and commercial properties. These construction lending activities generally are limited to the Savings

Bank's primary market area. At December 31, 1999, $2.7 million or 1.8% of the Savings Bank's total loan portfolio consisted of loans classified as construction loans.

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

     CONSUMER LOANS. The Savings Bank also offers automobile loans, home equity loans and lines of credit, student loans, deposit account secured loans and unsecured consumer loans. Automobile loans amounted to $2.4 million or 1.6% of the total loans receivable at December 31, 1999. Home equity loans and lines of credit amounted to $10.9 million or 7.1% of the total loans receivable at December 31, 1999. The student loan balance amounted to $2.4 million or 1.6% of the total loans receivable as of such date, deposit account secured loans had outstanding balances of $615,000 or .4% of total loans receivable as of such date and unsecured personal loans (including credit card balances outstanding) stood at $708,000 or .5% of total loans receivable as of such date. At December 31, 1999, there was one officer loan totaling $236,000 or .1% of total loans receivable.

     Automobile loans are secured by a lien on the title of the financed vehicle. The terms of the loan may not exceed 60 months. Rates on automobile loans may be fixed or floating. As of December 31, 1999, the entire automobile loan portfolio had fixed rate contracts. Automobile loans involve higher risk since the collateral rapidly depreciates. Defaults during the early months of the loan will likely result in a loss of principal due to the reduced value of the vehicle and the costs of repossession and sale. Automobile loans may be granted for up to 100% of the purchase price including transfer fees and taxes.

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

     In December 1995 the Savings Bank began issuing consumer credit cards to its existing customer base. Credit card loans outstanding amounted to $464,000 or .3% of the total loans receivable at December 31, 1999.

     Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. During 1999, the Savings Bank charged off $26,000 of consumer loans that amounted to .2% of the average outstanding consumer loan balance for 1999. At December 31, 1999, $162,000 of the remaining consumer loans, including home equity loans, were classified as non-performing.

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

     Real estate acquired by the Savings Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When a property is acquired, it is recorded at the lower of cost or fair value minus estimated cost to sell the property. Fair value is generally determined through the use of independent appraisals. Any write-downs resulting at acquisition are charged to the allowance for loan losses. All costs incurred in maintaining the Savings Bank's interest in the property are capitalized between the date the loan becomes delinquent and the date of acquisition. After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized.

     Under generally accepted accounting principles, the Savings Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Savings Bank for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Savings Bank would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in non-accrual loans. For the year ended December 31, 1999, the Savings Bank had no troubled debt restructurings and had no interest income arising from troubled debt restructuring.

     DELINQUENT LOANS. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Savings Bank's loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts that are past due.

                                            DECEMBER 31, 1999                        DECEMBER 31, 1998
                       -----------------------------------------------------------   -----------------
                          30-59 DAYS          60-89 DAYS       90 DAYS OR GREATER       30-59 DAYS
                       -----------------   -----------------   -------------------   -----------------
                                PERCENT             PERCENT               PERCENT             PERCENT
                                OF LOAN             OF LOAN               OF LOAN             OF LOAN
                       AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT    CATEGORY    AMOUNT   CATEGORY
                       ------   --------   ------   --------   -------   ---------   ------   --------
                                                   (DOLLARS IN THOUSANDS)
Real estate loans:
One-to-four family
  residences.........  $ 708       .74%     $166       .17%    $  327       .34%     $ 914      1.12%
Construction.........      0         0       128      4.72         49      1.81          0         0
Commercial real
  estate.............  1,589      9.89       406      2.53        458      2.85        859      4.59
Commercial business
  loans..............    765      3.66        26       .12        131       .63          0         0
Consumer loans.......    139       .80         9       .05        162       .93         95       .61
                       ------               ----               ------                ------
  Total..............  $3,201               $735               $1,127                $1,868
                       ======               ====               ======                ======

                                DECEMBER 31, 1998
                       ---------------------------------------
                          60-89 DAYS       90 DAYS OR GREATER
                       -----------------   -------------------
                                PERCENT               PERCENT
                                OF LOAN               OF LOAN
                       AMOUNT   CATEGORY   AMOUNT    CATEGORY
                       ------   --------   -------   ---------
                               (DOLLARS IN THOUSANDS)
Real estate loans:
One-to-four family
  residences.........   $123       .15%     $483        .59%
Construction.........    430     18.94         0          0
Commercial real
  estate.............      0         0        99       1.30
Commercial business
  loans..............      0         0         0          0
Consumer loans.......    124       .79       116        .74
                        ----                ----
  Total..............   $677                $698
                        ====                ====

                                                                                   DECEMBER 31, 1997
                                                              -----------------------------------------------------------
                                                                 30-59 DAYS          60-89 DAYS       90 DAYS OR GREATER
                                                              -----------------   -----------------   -------------------
                                                                       PERCENT             PERCENT               PERCENT
                                                                       OF LOAN             OF LOAN               OF LOAN
                                                              AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT    CATEGORY
                                                              ------   --------   ------   --------   -------   ---------
                                                                                (DOLLARS IN THOUSANDS)
Real estate loans:
One-to-four family residences...............................  $2,636     3.65%     $188       .26%     $589        .82%
Construction................................................       0        0         0         0         0          0
Commercial real estate......................................       0        0         0         0         0          0
Commercial business loans...................................       0        0         0         0         7        .07
Consumer loans..............................................      92      .72         8       .06        15        .12
                                                              ------               ----                ----
  Total.....................................................  $2,728               $196                $611
                                                              ======               ====                ====

     The $1.6 million of commercial real estate delinquencies 30-59 days primarily consists of one loan totaling $1.45 million. On March 10, 2000, this loan was brought current through February 29, 2000. The $406,000 of commercial real estate delinquencies 60-89 days consists of one loan. This loan was greater than 90 days delinquent as of February 29, 2000. Management continues to take appropriate measures to address the deficiency with the borrower and as of February 29, 2000 does not believe that it will sustain a loss. However, this loan will continue to be monitored and appropriately reserved under the allowance for loan losses.

     NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of the Savings Bank's non-performing assets at the dates indicated. The Savings Bank had no loans during the periods indicated below which should be classified as troubled debt restructurings.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1999     1998    1997
                                                              ------    ----    ----
                                                              (DOLLARS IN THOUSANDS)
Non-accruing loans:
One-to-four family residential(1)...........................  $  327    $483    $589
Construction loans(2).......................................      49      --      --
Commercial real estate(3)...................................     458      99      --
Commercial business loans(4)................................     131      --       7
Consumer loans(5)...........................................     162     116      15
                                                              ------    ----    ----
     Total nonperforming loans..............................   1,127     698     611
Real estate owned...........................................     207     205      --
                                                              ------    ----    ----
     Total nonperforming assets.............................  $1,334    $903    $611
                                                              ======    ====    ====
Total nonperforming loans as a percentage of total loans....     .74%    .56%    .63%
                                                              ======    ====    ====
Total nonperforming assets as a percentage of total
  assets....................................................     .67%    .51%    .43%
                                                              ======    ====    ====

---------------
(1) Consists of an aggregate of 10, 7 and 11 loans at December 31, 1999, 1998 and 1997, respectively.

(2) Consists of 1 loan at December 31, 1999.

(3) Consists of 1 loan at December 31, 1999 and December 31, 1998, respectively.

(4) Consists of 6 loans at December 31, 1999 and 1 loan at December 31, 1997.

(5) Consists of 9 loans at December 31, 1999 and 5 and 9 loans at December 31, 1998 and December 31, 1997, respectively.

     The Savings Bank's total non-performing assets have increased from $903,000 or .51% of total assets at December 31, 1998 to $1.1 million or .67% of total assets at December 31, 1999. The $231,000 increase in total non-performing assets between December 31, 1998 and 1999 principally reflects an increase in non-performing commercial real estate loans of $359,000 and in commercial business loans of $131,000. The one non-performing commercial real estate loan of $458,000 at December 31, 1999 is backed by the Small Business Administration ("SBA") which is 75% guaranteed by the SBA. After realization of the collateral, management is of the opinion it may sustain a loss, but such loss has been adequately reserved through the general allowance for loan loss and will not result in a material adverse effect on the Bank's financial position or results of operations.

     The Savings Bank's total non-performing assets increased from $611,000 or .43% of total assets at December 31, 1997 to $903,000 or .51% of total assets at
December 31, 1998. The $292,000 increase in total non-performing assets between December 31, 1997 and 1998 principally reflects increases in real estate owned of $205,000.

     At December 31, 1999, 1998, and 1997 approximately $65,000, $43,000, and
$46,000 in interest income, respectively, would have been recorded in the period then ended on loans accounted for on a non-accrual basis if such loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. The Savings Bank had no accruing loans greater than 90 days delinquent.

     ALLOWANCE FOR LOAN LOSSES. An allowance for loan losses is maintained at a level which is deemed to be appropriate based upon a comprehensive methodology and procedural discipline that is updated on a monthly basis. The calculation methodology for this allowance is described in the Results of Operations section under Provision for Loan Losses on page 17. Provisions for loan losses that are charged against income increase the allowance. Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provision for loan losses in the future as a result of increases in higher risk commercial and consumer loans, future changes in the economy or for other adverse reasons that are discovered from the comprehensive methodology performed monthly. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its other non-performing assets based on their judgments from information available at the time of their examination. There can be no assurance that bank regulators will agree with the Savings Bank on the systematic methodology for determining the adequacy of the allowance for loan losses during future examinations. The Savings Bank could be required by bank regulators to increase its allowance for loan losses in addition to the loan loss reserves set by management, thereby negatively affecting the Savings Bank's financial condition and earnings at that time. The Savings Bank was last examined by the OTS as of March 31, 1999.

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

     Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified as a loss or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. At December 31, 1999, the Savings Bank had $1.1 million of non-performing loans all of which were classified as "substandard" and no assets were classified as "doubtful" or "loss."

     The following table summarizes changes in the allowance for loan losses and other selected statistics for the periods presented.

                                                               DECEMBER 31,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
                                                          (DOLLARS IN THOUSANDS)
Average total loans.................................  $138,138    $111,809    $89,303
                                                      ========    ========    =======
Allowance for loan losses, beginning of year........  $    571    $    403    $   307
Charged-off loans(1)................................       (26)        (41)        (8)
Recoveries on loans previously charged off..........        --          --         --
Provision for loan losses...........................       438         209        104
                                                      --------    --------    -------
Allowance for loan losses, end of period............  $    983    $    571    $   403
                                                      ========    ========    =======
Net loans charged-off to average loans..............       .02%        .04%       .01%
                                                      ========    ========    =======
Allowance for loan losses to total loans............       .64%        .45%       .42%
                                                      ========    ========    =======
Allowance for loan losses to nonperforming loans....     87.22%      81.81%     65.96%
                                                      ========    ========    =======

---------------
(1) Consists of $26,000 of consumer loans in 1999; consists of $22,000 of one-to-four family residential mortgage loans and $19,000 of consumer loans in 1998; and consists of $8,000 of consumer loans in 1997.

     The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                                          DECEMBER 31,
                                   -----------------------------------------------------------
                                         1999                 1998                 1997
                                   -----------------    -----------------    -----------------
                                              % OF                 % OF                 % OF
                                            LOANS IN             LOANS IN             LOANS IN
                                              EACH                 EACH                 EACH
                                            CATEGORY             CATEGORY             CATEGORY
                                            TO TOTAL             TO TOTAL             TO TOTAL
                                   AMOUNT    LOANS      AMOUNT    LOANS      AMOUNT    LOANS
                                   ------   --------    ------   --------    ------   --------
                                                     (DOLLARS IN THOUSANDS)
  One-to-four family
     residential.................   $169      62.78%     $150      64.71%     $238      73.34%
  Construction...................     16       1.77         5       1.81         3       2.49
  Commercial business and
     commercial real estate......    638      24.14       346      20.98        95      11.17
Consumer:
  Automobile, home equity,
     student, share and other
     consumer....................     72      11.31        70      12.50        67      13.00
  Allocation to general risk.....     88         --        --         --        --         --
                                    ----     ------      ----     ------      ----     ------
     Total.......................   $983     100.00%     $571     100.00%     $403     100.00%
                                    ====     ======      ====     ======      ====     ======

INVESTMENT ACTIVITIES

     GENERAL. The Company's Board of Directors has given authority to the Investment Committee of the Savings Bank to manage the investment activities of the Company. Investment activity at the Company is minimal. The Company has chosen to invest in several debt and equity securities. The aggregate market value of these investments, at December 31, 1999, is $1.1 million. These investments were selected on management's belief that the value would appreciate. These debt and equity investments represent .5% of the total consolidated assets of the Company and 3.1% of the total consolidated investment securities of the Company. Excess funds at the Company level are deposited into a money market account maintained at the Savings Bank.

     The Savings Bank's investment activities are managed by the Investment Committee designated by the Board of Directors of the Savings Bank. These activities are conducted in accordance with a written investment policy that is reviewed and approved by the Board of Directors at least annually. The Savings Bank's Asset and Liability Committee has been designated to work with management and the Board to implement and achieve investment plan goals and to report at least quarterly to the Board in conjunction with its review of the Savings Bank's overall gap and interest rate risk position. As reflected in its investment policy, the Savings Bank's primary investment objective is to maximize income while providing an appropriate balance of high quality, diversified investments and be consistent with the Bank's liquidity and safety requirements. Accordingly, the Savings Bank seeks a competitive return from its investments, but the rate of return is only one consideration which is weighed against the Savings Bank's other goals and objectives of liquidity and operating in a manner deemed by the Board to reflect safety and soundness.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents of the Savings Bank decreased by $5.0 million from fiscal 1998 to fiscal 1999. At December 31, 1999, cash and cash equivalents of the Savings Bank amounted to $5.2 million or 2.6% of total assets. The largest component in this category is interest-bearing deposits in banks, which amounted to $3.8 million at December 31, 1998. The majority of such deposits were made with the FHLB of Pittsburgh. The $5.0 million decrease in cash and cash equivalents during fiscal 1999 was primarily attributable to $27.1 million growth in net loans receivable. This was partially offset by a $10.8 million and $12.0 million growth in total deposits and FHLB of Pittsburgh advances, respectively.

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

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. As a savings and loan holding company, with majority ownership in one savings association that meets the requirement of a qualified thrift lender due to the level of its residential mortgage lending activities, the Company has broad investment powers. Other than 100% ownership of the Savings Bank, the Company has chosen only to maintain the loan to the ESOP, an officer loan totaling $236,000, to invest in debt and equity securities with a market value totaling $1.1 million at December 31, 1999 and to deposit the majority of the remaining funding of the Company in a money market and checking account maintained at the Savings Bank. Funds on deposit with the Savings bank are used for either loans or investment securities as determined by the Savings Bank.

     The Savings Bank has authority to invest in various types of assets. The Savings Bank's Investment Committee appointed by the Board is authorized by the Board to: purchase or sell U.S. Government securities and securities issued by agencies thereof; purchase, sell or trade any securities qualifying as eligible liquidity; purchase mortgage-related securities; purchase participations in the secondary mortgage market; purchase whole loan packages eligible for investment by the Savings Bank; invest in repurchase agreements secured by securities eligible for investment by the Savings Bank; invest in mutual funds restricted to authorized investments; invest in state, county or municipal securities eligible for investment by the Savings Bank; invest in domestic certificates of deposits with only institutions with FDIC insurance coverage; invest in deposits with the FHLB of Pittsburgh and other authorized investments; invest in various corporate securities and bonds that have at least an "AA" rating by Standard & Poor's; and invest in various other mutual funds and certain equity issues as authorized by the Board. The Board of the Savings Bank does not permit investments in highly speculative securities.

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

     The following tables set forth certain information relating to the Company's and Savings Bank's investment and mortgage-backed securities portfolio at the dates indicated:

                                                               DECEMBER 31,
                                  -----------------------------------------------------------------------
                                         1999                      1998                      1997
                                  -------------------       -------------------       -------------------
                                  AMORTIZED     % OF        AMORTIZED     % OF        AMORTIZED     % OF
                                     COST      TOTAL           COST      TOTAL           COST      TOTAL
                                  ----------   ------       ----------   ------       ----------   ------
                                                          (DOLLARS IN THOUSANDS)
        HELD TO MATURITY
Investment securities:
  U.S. Government securities....  $    1,001     5.93%      $    2,001    12.30%      $    2,001    10.15%
  Federal agency obligations....      15,874    94.07           14,263    87.70           17,720    89.85
                                  ----------   ------       ----------   ------       ----------   ------
     Total investment
       securities...............  $   16,875   100.00%      $   16,264   100.00%      $   19,721   100.00%
                                  ==========   ======       ==========   ======       ==========   ======
Average remaining contractual
  life of investment
  securities....................  11.61 yrs.                 9.53 yrs.                10.38 yrs.
                                  ==========                ==========                ==========
Mortgage-backed securities:
  GNMA..........................  $    1,738    23.22%      $    1,951    21.17%      $    1,158    14.44%
  FHLMC.........................       3,862    51.59            5,259    57.08            6,775    84.47
  FNMA..........................       1,886    25.19            2,004    21.75               87     1.09
                                  ----------   ------       ----------   ------       ----------   ------
     Total mortgage-backed
       securities...............  $    7,486   100.00%      $    9,214   100.00%      $    8,020   100.00%
                                  ==========   ======       ==========   ======       ==========   ======

                                                               DECEMBER 31,
                                  -----------------------------------------------------------------------
                                         1999                      1998                      1997
                                  -------------------       -------------------       -------------------
                                  AMORTIZED     % OF        AMORTIZED     % OF        AMORTIZED     % OF
                                     COST      TOTAL           COST      TOTAL           COST      TOTAL
                                  ----------   ------       ----------   ------       ----------   ------
                                                          (DOLLARS IN THOUSANDS)
       AVAILABLE FOR SALE
Investment securities:
  Federal agency obligations....  $    4,000    53.49%      $    3,000    44.52%      $    6,602    78.75%
  U.S. Government securities....       1,001    13.38              504     7.48                0        0
  Corporate debentures..........         494     6.60              494     7.33                0        0
  Marketable equity
     securities.................       1,984    26.53            2,740    40.67            1,781    21.25
                                  ----------   ------       ----------   ------       ----------   ------
     Total investment
       securities...............  $    7,479   100.00%      $    6,738   100.00%      $    8,383   100.00%
                                  ==========   ======       ==========   ======       ==========   ======
Average remaining contractual
  life of investment
  securities(1).................   5.24 yrs.                 8.14 yrs.                 6.52 yrs.
                                  ==========                ==========                ==========
Mortgage-backed securities:
  FHLMC.........................  $    1,981    46.85%      $    2,215    68.36%      $    1,329    52.76%
  FNMA..........................       2,248    53.15            1,025    31.64            1,191    47.24
                                  ----------   ------       ----------   ------       ----------   ------
     Total mortgage-backed
       securities...............  $    4,229   100.00%      $    3,240   100.00%      $    2,520   100.00%
                                  ==========   ======       ==========   ======       ==========   ======

---------------
(1) Marketable equity securities have no stated maturity, therefore, are excluded from the average remaining contractual life calculation.

     The composition and maturities of the investment securities portfolio by contractual maturity at December 31, 1999, are indicated in the following table:

                                                          DUE IN
                                       ---------------------------------------------
                                       LESS THAN    1 TO 3      3 TO 5       OVER            TOTALS
                                        1 YEAR       YEARS       YEARS      5 YEARS     DECEMBER 31, 1999
                                       ---------   ---------   ---------   ---------   -------------------
                                       AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                                         COST        COST        COST        COST        COST       VALUE     VALUE
                                       ---------   ---------   ---------   ---------   ---------   -------   --------
                                                                   (DOLLARS IN THOUSANDS)
U.S. government securities and
  Federal agency obligations.........   $1,502      $1,005      $3,500      $15,868     $21,875    $20,593   $21,701
Corporate debentures.................       --          --          --          494         494        461       461
Marketable equity securities.........    1,984          --          --           --       1,984      1,646     1,646
                                        ------      ------      ------      -------     -------    -------   -------
Total investment securities..........   $3,486      $1,005      $3,500      $16,362     $24,353    $22,700   $23,808
                                        ======      ======      ======      =======     =======    =======   =======
Weighted average yield...............     4.03%       5.51%       5.88%        6.64%       6.11%       N/A       N/A
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

     The Savings Bank's investment securities portfolio at December 31, 1999 did not contain securities of any issuer with an aggregate book value in excess of 10% of the Savings Bank's equity, excluding those issued by the United States Government or its agencies.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's mortgage-backed securities at December 31, 1999.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       LESS THAN     1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                         1 YEAR       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 1999
                       ----------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                          COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
GNMA.................    $   --       $ --         $--       $   --      $  786      $  952      $ 1,738    $ 1,682   $ 1,738
FHLMC................        --         --          --        2,423       3,284         137        5,844      5,692     5,753
FNMA.................        91        711          --           --       3,331          --        4,133      3,939     4,048
                         ------       ----         ---       ------      ------      ------      -------    -------   -------
    Total............    $   91       $711         $--       $2,423      $7,401      $1,089      $11,715    $11,313   $11,539
                         ======       ====         ===       ======      ======      ======      =======    =======   =======
Weighted Average
  Yield..............      5.50%      5.00%        N/A         6.00%       6.23%       6.69%        6.14%       N/A       N/A
                         ======       ====         ===       ======      ======      ======      =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as held to maturity at December 31, 1999.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       DUE 1 YEAR    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                        OR LESS       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 1999
                       ----------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                          COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
U.S. Gov't &
  Agency Securities..    $1,001       $507         $--       $ 8,495     $ 6,872      $ --       $16,875    $15,767   $16,875
FHLMC Certificates...        --         --          --         2,423       1,439        --         3,862      3,802     3,862
GNMA Certificates....        --         --          --            --         786       952         1,738      1,682     1,738
FNMA Certificates....        --         --          --            --       1,886        --         1,886      1,777     1,886
                         ------       ----         ---       -------     -------      ----       -------    -------   -------
    Total............    $1,001       $507         $--       $10,918     $10,983      $952       $24,361    $23,028   $24,361
                         ======       ====         ===       =======     =======      ====       =======    =======   =======
Weighted Average
  Yield..............      5.50%      6.50%        N/A          6.47%       6.66%     6.50%         6.51%       N/A       N/A
                         ======       ====         ===       =======     =======      ====       =======    =======   =======

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

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as available for sale at December 31, 1999.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       DUE 1 YEAR    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                        OR LESS       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 1999
                       ----------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                          COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
Marketable Equity
  Securities.........    $1,984      $   --      $   --       $ --       $   --       $ --       $ 1,984    $ 1,646   $ 1,646
U.S. Gov't & Agency
  Securities.........       502         499       3,500        500           --         --         5,001      4,826     4,826
Corporate
  debentures.........        --          --          --         --           --        494           494        461       461
FHLMC Certificates...        --          --          --         --        1,844        137         1,981      1,890     1,890
FNMA Certificates....        91         711          --         --        1,446         --         2,248      2,162     2,162
                         ------      ------      ------       ----       ------       ----       -------    -------   -------
    Total............    $2,577      $1,210      $3,500       $500       $3,290       $631       $11,708    $10,985   $10,985
                         ======      ======      ======       ====       ======       ====       =======    =======   =======
Weighted Average
  Yield..............      3.51%       4.79%       5.88%      6.04%        6.00%      6.31%         5.31%       N/A       N/A
                         ======      ======      ======       ====       ======       ====       =======    =======   =======

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

     At December 31, 1999, the weighted average contractual maturity of all of the Savings Bank's mortgage-backed securities was approximately 14 years and the weighted average yield on the mortgage-backed securities portfolio was 6.14%. The actual maturity of a mortgage-backed security is less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, the Savings Bank may be subject to reinvestment risk because to the extent that the Savings Bank's mortgage-backed securities amortize or prepay faster than anticipated, the Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. At December 31, 1999, of the $11.7 million of mortgage-backed securities, an aggregate of $9.9 million were secured by fixed-rate mortgage loans and an aggregate of $1.8 million were secured by adjustable-rate mortgage loans.

     In February 1992, the OTS adopted a policy statement which states, among other things, that mortgage derivative products (including CMOs and CMO residuals and stripped mortgage-backed securities) which possess average life or price volatility in excess of a benchmark fixed rate 30-year mortgage-backed pass-through security are "high-risk" mortgage securities, are not suitable investments for depository institutions, must be carried in the institution's trading account or as assets held for sale, and must be marked to market on a regular basis. The Savings Bank has no "high-risk" mortgage securities at December 31, 1999 and has no present intention to invest in such products.

SOURCES OF FUNDS

     GENERAL. The principal source of funds for the Company is the repayment of the loan to the ESOP, repayment of the officer loan, interest and dividends on its debt and equity investments (including its ownership of all of the capital stock of the Savings Bank) and interest paid on deposits maintained at the Savings Bank. The Savings Bank's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Savings Bank's branch offices. The Savings Bank also derives funds from amortization and prepayments of outstanding loans and mortgage-backed securities and from maturing investment securities. The Savings Bank has also borrowed from the FHLB of Pittsburgh. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions.

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

     The Savings Bank's deposits are obtained primarily from residents in its primary market area of Allegheny County and portions of Washington County and Westmoreland County, all of which are located in Western Pennsylvania. The Savings Bank to a lesser extent obtains deposits from other locations in the greater Pittsburgh metropolitan area. The Savings Bank attracts deposit accounts by offering a wide variety of accounts, competitive interest rates and fee structures on transaction accounts, and convenient branch office locations and service hours. The Savings Bank primarily utilizes print media to attract new customers and savings deposits. The Savings Bank has never utilized the services of deposit brokers and had no brokered deposits at December 31, 1999. The Savings Bank presently operates six automated teller machines ("ATMs"), one at each of the branch offices maintained by the Savings Bank as of December 31, 1999 and one off-site ATM at a local convenience store. The Savings Bank is affiliated with a regional ATM network.

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

                                                              DECEMBER 31,
                                      -------------------------------------------------------------
                                             1999                  1998                 1997
                                      ------------------    ------------------    -----------------
                                       AMOUNT    PERCENT     AMOUNT    PERCENT    AMOUNT    PERCENT
                                      --------   -------    --------   -------    -------   -------
                                                         (DOLLARS IN THOUSANDS)
Passbook and club accounts..........  $ 16,539    13.73%    $ 16,372    14.93%    $15,298    16.78%
Money market........................    25,111    20.84       19,857    18.10      16,122    17.68
Certificates of deposit.............    57,819    47.99       55,939    50.99      45,803    50.25
NOW accounts........................    13,485    11.19       11,799    10.76       9,933    10.90
Non-interest bearing................     7,537     6.25        5,731     5.22       4,000     4.39
                                      --------   ------     --------   ------     -------   ------
     Total deposits.................  $120,491   100.00%    $109,698   100.00%    $91,156   100.00%
                                      ========   ======     ========   ======     =======   ======

     The following table presents, by various interest rate categories, the amount of certificates of deposit at December 31, 1999 and the amounts at December 31, 1999 that mature during the periods indicated.

                                               TOTAL AS OF
                                               DECEMBER 31,        AMOUNTS AT DECEMBER 31, 1999
                                                   1999                   MATURING WITHIN
                                               ------------    -------------------------------------
                                                                           AFTER ONE
                                                                 ONE       BUT WITHIN
CERTIFICATES OF DEPOSIT                                          YEAR      THREE YEARS     THEREAFTER
-----------------------                                         -------    ------------    ----------
                                                              (DOLLARS IN THOUSANDS)
4.01% to 6.00%...............................    $53,305       $35,863      $13,557         $3,885
6.01% to 8.00%...............................      4,514         3,337          813            364
                                                 -------       -------      -------         ------
     Total certificate accounts..............    $57,819       $39,200      $14,370         $4,249
                                                 =======       =======      =======         ======

     The following table presents the average balance of each deposit type and the average rate paid on each deposit type, net of early withdrawal penalties for the periods indicated.

                                                              DECEMBER 31,
                                   ------------------------------------------------------------------
                                           1999                   1998                   1997
                                   --------------------    -------------------    -------------------
                                   AVERAGE     AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE
                                   BALANCE    RATE PAID    BALANCE   RATE PAID    BALANCE   RATE PAID
                                   --------   ---------    -------   ---------    -------   ---------
                                                         (DOLLARS IN THOUSANDS)
Passbook and club accounts.......  $ 16,730     2.53%      $16,119     2.53%      $15,587     2.53%
Money market.....................    23,895     3.72        17,834     3.71        15,014     3.56
Certificates of deposit..........    58,219     5.20        50,089     5.48        45,579     5.62
NOW accounts.....................    12,256     1.51        10,455     1.56         9,272     1.74
Non-interest bearing.............     6,063       --         4,846       --         3,165       --
                                   --------     ----       -------     ----       -------     ----
     Total deposits..............  $117,163     3.86%      $99,343     4.00%      $88,617     4.12%
                                   ========     ====       =======     ====       =======     ====

     The following table sets forth the Savings Bank's net savings flows during the periods indicated.

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              --------    --------    -------
                                                                      (IN THOUSANDS)
Beginning balance...........................................  $109,698    $ 91,156    $83,821
Increase (decrease) before interest credited................     6,268      14,566      3,685
Interest credited...........................................     4,525       3,976      3,650
                                                              --------    --------    -------
Net savings increase........................................    10,793      18,542      7,335
                                                              --------    --------    -------
Ending balance..............................................  $120,491    $109,698    $91,156
                                                              ========    ========    =======

     The following table sets forth maturities of the Savings Bank's certificates of deposit of $100,000 or more at December 31, 1999 by time remaining to maturity.

                                                              IN THOUSANDS
                                                              ------------
Three months or less........................................    $ 1,296
Over three months through six months........................      3,127
Over six months through 12 months...........................      2,756
Over 12 months..............................................      2,843
                                                                -------
     Total..................................................    $10,022
                                                                =======

     BORROWINGS FROM FHLB OF PITTSBURGH AS OF DECEMBER 31. The following table sets forth the borrowing history of the Savings Bank from the FHLB of Pittsburgh for the last three years.

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Amount Outstanding At Year End..............................  $62,977    $50,977    $34,677
                                                              =======    =======    =======
Maximum Balance.............................................  $62,977    $50,977    $34,977
                                                              =======    =======    =======
Average Balance.............................................  $54,040    $49,144    $28,554
                                                              =======    =======    =======
Weighted Average Interest Rate:
  At end of year............................................     5.72%      5.55%      5.78%
                                                              =======    =======    =======
  During Year...............................................     5.56%      5.51%      5.57%
                                                              =======    =======    =======

     The Savings Bank utilized the increased borrowings during 1999 to primarily meet increased loan demand. To secure the repayment of any outstanding borrowings from the FHLB of Pittsburgh and any other credit product offered by the FHLB of Pittsburgh, the Savings Bank has pledged to the FHLB of Pittsburgh investments of the Savings Bank in U.S. Government and U.S. agency securities and U.S. Government and U.S. agency mortgage-backed securities and 100% of its unencumbered home loan mortgages.

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

     At December 31, 1999, the Savings Bank exceeded all of the capital requirements applicable to it. Set forth below is a summary of the Savings Bank's compliance with the applicable capital standards as of December 31, 1999 and as of December 31 of each of the preceding four years.

                               AS OF                  AS OF                  AS OF
                         DECEMBER 31, 1999      DECEMBER 31, 1998      DECEMBER 31, 1997
                        --------------------   --------------------   --------------------
                                  PERCENT OF             PERCENT OF             PERCENT OF
                        AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)
                        -------   ----------   -------   ----------   -------   ----------
                                              (DOLLARS IN THOUSANDS)
Tangible capital:(1)
  Requirement......... $ 2,992       1.50%    $ 2,638       1.50%    $ 2,139       1.50%
  Actual..............  13,753       6.89      12,950       7.36      12,592       8.83
  Excess.............. $10,761       5.39%    $10,312       5.86%    $10,453       7.33%
Core capital:(1)(2)
  Requirement......... $ 7,979       4.00%    $ 5,276       3.00%    $ 4,279       3.00%
  Actual..............  13,753       6.89      12,950       7.36      12,592       8.83
  Excess.............. $ 5,774       2.89%    $ 7,674       4.36%    $ 8,313       5.83%
Risk-based capital:(1)
  Requirement(3)...... $ 8,521       8.00%    $ 7,286       8.00%    $ 5,537       8.00%
  Actual(4)...........  14,736      13.83      13,521      14.85      12,995      18.78
  Excess.............. $ 6,215       5.83%    $ 6,235       6.85%    $ 7,458      10.78%

                               AS OF                  AS OF
                         DECEMBER 31, 1996      DECEMBER 31, 1995
                        --------------------   -------------------
                                  PERCENT OF            PERCENT OF
                        AMOUNT    ASSETS(2)    AMOUNT   ASSETS(2)
                        -------   ----------   ------   ----------
                                  (DOLLARS IN THOUSANDS)
Tangible capital:(1)
  Requirement......... $ 1,719       1.50%     $1,378      1.50%
  Actual..............  11,787      10.28       7,228      7.87
  Excess.............. $10,068       8.78%     $5,850      6.37%
Core capital:(1)(2)
  Requirement......... $ 3,438       3.00%     $2,757      3.00%
  Actual..............  11,787      10.28       7,228      7.87
  Excess.............. $ 8,349       7.28%     $4,471      4.87%
Risk-based capital:(1)
  Requirement(3)...... $ 4,064       8.00%     $3,101      8.00%
  Actual(4)...........  12,094      23.81       7,515     19.39
  Excess.............. $ 8,030      15.81%     $4,414     11.39%

---------------
(1) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets. As of December 31, 1999, the difference between capital under generally accepted accounting principles ("GAAP") and regulatory tangible and core capital is attributable to $231,000 for the Savings Bank's net unrealized holding losses on available-for-sale securities to arrive at regulatory tangible and core capital of $13,753,000.

(2) To be "adequately capitalized" for purposes of the OTS' Prompt Corrective Action regulations, core capital generally must be at least 4.0%.

(3) Calculated based on the OTS requirement of 8.0% of risk-weighted assets.

(4) As of December 31, 1999, the difference between capital under generally accepted accounting principles and regulatory risk-based capital is attributable to an addition to generally accepted accounting principles capital of $983,000 for the allowance for loan loss and $231,000 for the Savings Bank's net unrealized holding gains (losses) on available-for-sale securities to arrive at regulatory risk-based capital of $14,736,000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Prestige Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Prestige Bancorp, Inc. (the Corporation) and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prestige Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
January 13, 2000

                             PRESTIGE BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
                           ASSETS
ASSETS:
  Cash and due from banks...................................  $  1,411,002   $    975,202
  Interest-bearing deposits with banks......................     3,787,311      9,177,755
  Investment securities-
    Available for sale......................................    10,985,172      9,907,260
    Held to maturity (market value $23,027,655 and
     $25,598,337, respectively).............................    24,361,002     25,478,289
  Loans.....................................................   153,209,558    125,590,998
      Less -- Deferred fees (costs), net....................         6,715         (3,080)
              Allowance for loan losses.....................       982,588        571,183
              Loans in process..............................     1,257,902      1,106,061
                                                              ------------   ------------
         Net loans..........................................   150,962,353    123,916,834
                                                              ------------   ------------
  Federal Home Loan Bank stock, at cost.....................     3,648,900      2,548,900
  Premises and equipment, net...............................     2,503,345      2,634,609
  Accrued interest receivable...............................     1,177,480      1,116,560
  Deferred tax asset........................................       548,118         90,359
  Other assets..............................................     1,187,636      1,528,216
                                                              ------------   ------------
         Total assets.......................................  $200,572,319   $177,373,984
                                                              ============   ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits-
    Noninterest-bearing deposits............................  $  7,537,107   $  5,731,447
    Interest-bearing deposits...............................   112,953,650    103,966,675
                                                              ------------   ------------
         Total deposits.....................................   120,490,757    109,698,122
  Federal Home Loan Bank advances...........................    62,977,000     50,977,000
  Advance payments by borrowers for taxes and insurance.....     1,068,008      1,023,230
  Income taxes payable......................................       163,736        172,086
  Accrued interest payable..................................       422,971        234,442
  Other liabilities.........................................       496,558        509,199
                                                              ------------   ------------
         Total liabilities..................................   185,619,030    162,614,079
                                                              ------------   ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value; 5,000,000 shares
    authorized, none issued.................................            --             --
  Common stock, $1.00 par value; 10,000,000 shares
    authorized, 1,162,313 shares issued at December 31,
    1999; 1,100,090 shares issued at December 31, 1998......     1,162,313      1,100,090
  Treasury stock at cost; 172,349 and 165,349 shares at
    December 31, 1999 and December 31, 1998, respectively...    (2,246,618)    (2,161,243)
  Additional paid in capital................................    11,581,741     10,727,677
  Unearned ESOP shares......................................      (654,310)      (690,380)
  Retained earnings.........................................     5,543,671      5,826,182
  Accumulated other comprehensive income....................      (433,508)       (42,421)
                                                              ------------   ------------
         Total stockholders' equity.........................    14,953,289     14,759,905
                                                              ------------   ------------
         Total liabilities and stockholders' equity.........  $200,572,319   $177,373,984
                                                              ============   ============

        The accompanying notes are an integral part of these statements.

                             PRESTIGE BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                 1999          1998          1997
                                                              -----------   -----------   ----------
INTEREST INCOME:
  Interest and fees on loans................................  $10,582,966   $ 8,689,218   $6,786,131
  Interest on mortgage-backed securities....................      761,098       589,328      773,171
  Interest and dividends on other investment securities.....    1,634,498     2,137,413    1,706,379
  Interest on deposits in other financial institutions......      215,844       255,738      105,621
                                                              -----------   -----------   ----------
         Total interest income..............................   13,194,406    11,671,697    9,371,302
                                                              -----------   -----------   ----------
INTEREST EXPENSE:
  Interest on deposits......................................    4,525,058     3,976,159    3,650,221
  Advances from Federal Home Loan Bank......................    3,006,736     2,708,619    1,590,207
                                                              -----------   -----------   ----------
         Total interest expense.............................    7,531,794     6,684,778    5,240,428
         Net interest income................................    5,662,612     4,986,919    4,130,874
                                                              -----------   -----------   ----------
PROVISION FOR LOAN LOSSES...................................      438,000       209,000      104,000
                                                              -----------   -----------   ----------
         Net interest income after provision for loan
           losses...........................................    5,224,612     4,777,919    4,026,874
                                                              -----------   -----------   ----------
OTHER INCOME:
  Fees and service charges..................................      777,948       511,954      321,727
  Gain (loss) on sale of investments........................       72,789        (6,703)      20,704
  Gain on sale of fixed assets..............................        5,370        27,354           --
  Loss on sale of foreclosed property.......................           --       (18,500)          --
  Other income, net.........................................       13,684        20,327       29,932
                                                              -----------   -----------   ----------
         Total other income.................................      869,791       534,432      372,363
                                                              -----------   -----------   ----------
OTHER EXPENSES:
  Salaries and employee benefits............................    2,478,436     2,023,378    1,567,942
  Premises and occupancy costs..............................      584,211       529,950      332,882
  Federal deposit insurance premiums........................       65,151        57,718       56,508
  Data processing costs.....................................      257,581       265,707      204,757
  Advertising costs.........................................      118,764       122,802      108,280
  Transaction processing costs..............................      309,491       253,833      191,773
  ATM transaction fees......................................      151,817       110,408       92,515
  Other expenses............................................      749,379       732,536      567,173
                                                              -----------   -----------   ----------
         Total other expenses...............................    4,714,830     4,096,332    3,121,830
                                                              -----------   -----------   ----------
         Income before income tax expense...................    1,379,573     1,216,019    1,277,407
INCOME TAX EXPENSE..........................................      528,259       472,932      492,920
                                                              -----------   -----------   ----------
NET INCOME..................................................  $   851,314   $   743,087   $  784,487
                                                              ===========   ===========   ==========
PER COMMON SHARE DATA(1) :
  Basic:
    Net income..............................................  $      0.93   $      0.75   $     0.76
                                                              ===========   ===========   ==========
    Average number of common shares outstanding.............      915,316       991,452    1,028,760
                                                              -----------   -----------   ----------
  Diluted:
    Net income..............................................  $      0.93   $      0.74   $     0.76
                                                              ===========   ===========   ==========
    Average number of common shares outstanding.............      915,467     1,000,945    1,032,162
                                                              -----------   -----------   ----------
  Cash dividends declared...................................  $      0.24   $      0.18   $      .10
                                                              ===========   ===========   ==========

---------------
(1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. In addition, on February 17, 1999, the Board declared a 5% stock dividend to shareholders of record of March 2, 1999 payable on March 19, 1999. All per share data have been restated to reflect the stock dividends.

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                          COMMON
                                                          STOCK                    ADDITIONAL     UNEARNED
                                        COMPREHENSIVE   $1.00 PAR     TREASURY       PAID-IN        ESOP       RETAINED
                                           INCOME         VALUE         STOCK        CAPITAL       SHARES      EARNINGS
                                        -------------   ----------   -----------   -----------   ----------   -----------
BALANCE, December 31, 1996............                  $  963,023   $        --   $ 8,000,176   $ (755,490)  $ 7,390,945
  Allocation of 3,796 ESOP shares.....                          --            --        33,120       31,440            --
  Cash dividends declared.............                          --            --            --           --      (111,230)
  Treasury stock purchases, 58,140
    shares............................                          --      (775,881)           --           --            --
  Net income..........................   $  784,487             --            --            --           --       784,487
  Net unrealized gains on available
    for sale securities, net of tax of
    $158,452..........................      251,340             --            --            --           --            --
  Reclassification adjustment for
    gains realized in net income net
    of tax of $7,039..................      (13,665)            --            --            --           --            --
                                         ----------
  Comprehensive income................   $1,022,162
                                         ==========     ----------   -----------   -----------   ----------   -----------
BALANCE, December 31, 1997............                     963,023      (775,881)    8,033,296     (724,050)    8,064,202
  Allocation of 4,066 ESOP shares.....                          --            --        44,976       33,670            --
  Cash dividends declared.............                          --            --            --           --      (191,600)
  Treasury stock purchases,
    107,716 shares....................                          --    (1,392,128)           --           --            --
  Stock dividend declared:
    Common stock (15% per share)......                     137,067            --     2,648,956           --    (2,786,023)
    Cash in lieu of stock.............                          --            --            --           --        (3,484)
  Common stock issued upon exercise of
    stock options -- 507 shares.......                          --         6,766           449           --            --
  Net income..........................   $  743,087             --            --            --           --       743,087
  Net unrealized losses on available
    for sale securities, net of tax of
    $74,595...........................     (116,066)            --            --            --           --            --
  Reclassification adjustment for
    losses realized in net income net
    of tax of $2,279..................        4,424             --            --            --           --            --
                                         ----------
  Comprehensive income................   $  631,445
                                         ==========     ----------   -----------   -----------   ----------   -----------
BALANCE, December 31, 1998............                   1,100,090    (2,161,243)   10,727,677     (690,380)    5,826,182
  Allocation of 4,355 ESOP shares.....                          --            --        23,743       36,070            --
  Cash dividends declared.............                          --            --            --           --      (236,380)
  Treasury stock purchases, 7,000
    shares............................                          --       (85,375)           --           --            --
  Stock dividend declared:
    Common stock (5% per share).......                      62,223            --       830,321           --      (892,544)
    Cash in lieu of stock.............                          --            --            --           --        (4,901)
  Net income..........................   $  851,314             --            --            --           --       851,314
  Net unrealized losses on available
    for sale securities, net of tax of
    $228,698..........................     (343,047)            --            --            --           --            --
  Reclassification adjustment for
    gains realized in net income net
    of tax of $24,748.................      (48,040)            --            --            --           --            --
                                         ----------
  Comprehensive income................   $  460,227
                                         ==========     ----------   -----------   -----------   ----------   -----------
BALANCE, December 31, 1999                              $1,162,313   $(2,246,618)  $11,581,741   $ (654,310)  $ 5,543,671
                                                        ==========   ===========   ===========   ==========   ===========

                                         ACCUMULATED
                                            OTHER
                                        COMPREHENSIVE
                                           INCOME          TOTAL
                                        -------------   -----------
BALANCE, December 31, 1996............    $(168,454)    $15,430,200
  Allocation of 3,796 ESOP shares.....           --          64,560
  Cash dividends declared.............           --        (111,230)
  Treasury stock purchases, 58,140
    shares............................           --        (775,881)
  Net income..........................           --         784,487
  Net unrealized gains on available
    for sale securities, net of tax of
    $158,452..........................      251,340         251,340
  Reclassification adjustment for
    gains realized in net income net
    of tax of $7,039..................      (13,665)        (13,665)
  Comprehensive income................
                                          ---------     -----------
BALANCE, December 31, 1997............       69,221      15,629,811
  Allocation of 4,066 ESOP shares.....           --          78,646
  Cash dividends declared.............           --        (191,600)
  Treasury stock purchases,
    107,716 shares....................           --      (1,392,128)
  Stock dividend declared:
    Common stock (15% per share)......           --              --
    Cash in lieu of stock.............           --          (3,484)
  Common stock issued upon exercise of
    stock options -- 507 shares.......           --           7,215
  Net income..........................           --         743,087
  Net unrealized losses on available
    for sale securities, net of tax of
    $74,595...........................     (116,066)       (116,066)
  Reclassification adjustment for
    losses realized in net income net
    of tax of $2,279..................        4,424           4,424
  Comprehensive income................
                                          ---------     -----------
BALANCE, December 31, 1998............      (42,421)     14,759,905
  Allocation of 4,355 ESOP shares.....           --          59,813
  Cash dividends declared.............           --        (236,380)
  Treasury stock purchases, 7,000
    shares............................           --         (85,375)
  Stock dividend declared:
    Common stock (5% per share).......           --              --
    Cash in lieu of stock.............           --          (4,901)
  Net income..........................           --         851,314
  Net unrealized losses on available
    for sale securities, net of tax of
    $228,698..........................     (343,047)       (343,047)
  Reclassification adjustment for
    gains realized in net income net
    of tax of $24,748.................      (48,040)        (48,040)
  Comprehensive income................
                                          ---------     -----------
BALANCE, December 31, 1999                $(433,508)    $14,953,289
                                          =========     ===========

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                  1999            1998            1997
                                                              ------------    ------------    ------------
OPERATING ACTIVITIES:
 Net income.................................................  $    851,314    $    743,087    $    784,487
                                                              ------------    ------------    ------------
 Adjustments to reconcile net income to net cash provided
   (used) by operating activities-
     Depreciation of premises and equipment.................       344,145         306,143         188,779
     Amortization of premiums and discounts, net............        16,821         (28,174)        (31,805)
     Non cash compensation expense related to MRP Plan......       223,990         134,136          88,307
     Non cash compensation expense related to ESOP
       benefit..............................................        75,098          96,336          84,484
     Loss on sale of mutual funds...........................        17,625          14,700           3,200
     Loss on sale of available for sale mortgage-backed
       securities...........................................            --              --             792
     Gain on sale of equity securities......................       (90,414)         (5,834)             --
     Gain on call of held to maturity investment
       securities...........................................            --              --         (24,696)
     Gain on sale of premises and equipment.................            --         (38,023)             --
     Provision for loan losses..............................       438,000         209,000         104,000
     (Decrease) increase in other liabilities...............       (27,926)        (42,353)        286,828
     Increase in accrued interest payable...................       188,529          81,106         115,382
     (Decrease) increase in income taxes payable............        (8,350)         (5,982)        153,708
     Increase in deferred income taxes......................      (197,130)        (93,044)        (44,796)
     Increase in accrued interest receivable................       (60,920)        (83,299)       (222,377)
     Decrease (increase) in other assets....................       116,590        (397,700)         30,435
                                                              ------------    ------------    ------------
       Total adjustments....................................     1,036,058         147,012         732,241
                                                              ------------    ------------    ------------
       Net cash provided by operating activities............     1,887,372         890,099       1,516,728
                                                              ------------    ------------    ------------
INVESTING ACTIVITIES:
 Loan originations..........................................   (73,366,281)    (66,773,023)    (38,985,258)
 Principal payments on loans................................    45,882,762      38,828,150      19,245,450
 Proceeds from calls and maturities of held to maturity
   investment securities....................................     3,500,000      17,000,000       8,524,696
 Proceeds from sale of available for sale mutual funds......       733,931         660,500         101,000
 Proceeds from sale of available for sale mortgaged-backed
   securities...............................................            --              --         633,274
 Proceeds from call of available for sale investment
   securities...............................................     1,000,000       5,600,000       1,000,000
 Proceeds from sale of equity securities....................       199,690          19,800              --
 Return of capital on investment securities.................        10,530           2,225          29,100
 Purchases of held to maturity investment securities........    (4,500,000)    (13,727,081)    (17,672,530)
 Purchases of available for sale investment securities......    (2,614,983)     (4,650,561)     (1,479,908)
 Principal payments on available for sale mortgage-backed
   securities...............................................       514,078       1,289,713         543,835
 Principal payments on held to maturity mortgage-backed
   securities...............................................     1,727,584       1,818,659       1,914,386
 Principal payments on held to maturity investment
   securities...............................................       372,797         193,529              --
 Purchases of available for sale mortgage-backed
   securities...............................................    (1,500,000)     (2,000,000)             --
 Purchases of held to maturity mortgage-backed securities...            --      (3,000,000)             --
 Purchases of premises and equipment........................      (212,881)       (435,343)       (981,654)
 Proceeds from sale of premises and equipment...............            --         206,408              --
 Purchase of Federal Home Loan Bank stock...................    (1,100,000)       (800,000)       (995,000)
                                                              ------------    ------------    ------------
       Net cash used by investing activities................   (29,352,773)    (25,767,024)    (28,122,609)
                                                              ------------    ------------    ------------
FINANCING ACTIVITIES:
 Increase in advance payments by borrowers for taxes and
   insurance................................................        44,778         166,349         234,824
 Purchases of MRP shares....................................            --        (611,575)       (210,406)
 Proceeds from Federal Home Loan Bank advances..............    51,100,000      21,000,000      88,607,500
 Payments on Federal Home Loan Bank advances................   (39,100,000)     (4,700,000)    (68,407,500)
 Net increase in money market, NOW and passbook savings
   accounts.................................................     8,912,540       8,406,498       5,214,353
 Net increase in certificate accounts.......................     1,880,095      10,135,799       2,120,004
 Purchases of treasury stock................................       (85,375)     (1,392,128)       (775,881)
 Common stock cash dividends paid...........................      (236,380)       (191,600)       (111,230)
 Proceeds from exercise of stock options....................            --           6,562              --
 Cash in lieu of stock dividend on fractional shares........        (4,901)         (3,484)             --
                                                              ------------    ------------    ------------
       Net cash provided by financing activities............    22,510,757      32,816,421      26,671,664
                                                              ------------    ------------    ------------
       Net (decrease) increase in cash and cash
         equivalents........................................    (4,954,644)      7,939,496          65,783
CASH AND CASH EQUIVALENTS, beginning of year................    10,152,957       2,213,461       2,147,678
                                                              ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of year......................  $  5,198,313    $ 10,152,957    $  2,213,461
                                                              ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for income taxes.................  $    700,600    $    570,000    $    381,000
                                                              ============    ============    ============
 Cash paid during the year for interest on deposits and
   borrowings...............................................  $  7,343,265    $  6,603,672    $  5,125,044
                                                              ============    ============    ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY:
 Loans transferred to real estate owned.....................  $         --    $    250,000    $         --
                                                              ============    ============    ============

        The accompanying notes are an integral part of these statements

                             PRESTIGE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 And 1998

1.  BASIS OF ORGANIZATION:

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

     The following comprise the significant accounting policies that the Corporation follows in preparing and presenting its financial statements:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents in the accompanying statements of cash flows include cash and due from banks and interest-bearing deposits primarily with banks. Interest-bearing deposits are on deposit with domestic banks and are due within three months. The Corporation had no deposits in foreign banks or in foreign branches of United States banks. In addition, cash and due from banks at December 31, 1999 and 1998 included $323,000 and $292,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

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

     Interest on loans is credited to income as earned. Accrual of interest income is discontinued when reasonable doubt exists regarding collectability, generally when payment of principal or interest is 90 days or more past due and repayment is less than assured. For loans that have been placed on a nonaccrual basis, previously accrued but unpaid interest is reversed and subsequently recognized only to the extent payment is received and recovery of principal is assured.

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

     The Corporation's policy is to review separately each of its commercial business, commercial real estate and commercial real estate construction loans in order to determine if a loan is impaired. The Corporation also has identified two pools of small-dollar-value homogeneous loans for one-to-four family real estate/construction loans and for consumer loans that are evaluated collectively for impairment. As facts such as a significant delinquency in payments of 90 days or more, a bankruptcy or other circumstances become known on specific loans within either loan pool, individual loans are reviewed and are removed from the pool if deemed to be impaired.

     The Corporation considers its specifically identified impaired loans to be collateral dependent; therefore, the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. For its two loan pools, the Corporation calculates expected loan losses using a formula approach based upon historical experience and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

changes in lending policies and trends in policy exceptions. The Corporation's policy is to recognize interest on a cash basis for impaired loans and to charge off impaired loans when deemed uncollectable.

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

     Effective June 27, 1996, the Corporation established the ESOP plan, which acquired 77,041 shares, or 93,027 shares adjusted for the 15% stock dividend in the second quarter of 1998 and 5% stock dividend in the first quarter of 1999, in connection with the Plan of Conversion. As of December 31, 1999 and 1998, 79,007 and 79,393 shares, respectively, remain unearned.

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

EARNINGS PER COMMON SHARE

     The Company follows SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. Treasury shares are treated as retired for earnings per share purposes.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                            1999         1998          1997
                                                          --------    ----------    ----------
    Basic earnings per share(1):
      Net income........................................  $851,314    $  743,087    $  784,487
      Average shares outstanding........................   915,316       991,452     1,028,760
      Earnings per share................................  $    .93    $      .75    $      .76
    Diluted earnings per share(1):
      Net income........................................  $851,314    $  743,087    $  784,487
      Average shares outstanding........................   915,316       991,452     1,028,760
      Stock options.....................................       151         9,493         3,402
                                                          --------    ----------    ----------
      Diluted average shares outstanding................   915,467     1,000,945     1,032,162
      Earnings per share................................  $    .93    $      .74    $      .76

---------------

     (1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999. All per share data have been restated to reflect the stock dividends.

     Options to purchase 94,826 and 14,315 shares of common stock were outstanding during fiscal 1999 and 1998, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods. There were no options excluded in the computation of diluted earnings per common share during fiscal 1997.

COMPREHENSIVE INCOME

     During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the reporting is required of all changes in the equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Prior to the issuance of this standard, some of those changes in equity were displayed in the income statement, while others were included directly in balances within a separate component of equity in a statement of financial position.

BUSINESS SEGMENTS

     Financial Accounting Standards No. 131, "Disclosures about Segments of a Business Enterprise and Related Information" ("SFAS 131") requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. The Company is operated as a single segment which is community banking. As such, financial information for this segment does not differ materially from the information provided in the consolidated financial statements.

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

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

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

FUTURE ACCOUNTING STANDARDS

     The Financial Accounting Standards Board ("FASB") has issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. As amended by SFAS 137, the standard is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ended December 31, 2001. The impact of adoption is not expected to materially affect the Company's financial condition or results of operations.

RECLASSIFICATIONS

     Certain reclassifications have been made in prior year financial statements to conform to current presentation.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:

     The cost and market values of investment securities are summarized as follows:

     Investment securities held to maturity:

                                                               DECEMBER 31, 1999
                                              ---------------------------------------------------
                                                              GROSS        GROSS
                                               AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                                 COST         GAINS        LOSSES        VALUE
                                              -----------   ----------   ----------   -----------
    U.S. government and government agency
      obligations:
         Due within one year................  $ 1,000,641     $   --     $    6,581   $   994,060
         Due after one and within five
           years............................      506,516         --         29,914       476,602
         Due after five and within ten
           years............................    8,495,427         --        496,286     7,999,141
         Due after ten years................    6,872,254         --        575,447     6,296,807
    Federal Home Loan Mortgage Corporation
      (FHLMC) certificates:
         Due after five and within ten
           years............................    2,423,138         --         45,326     2,377,812
         Due after ten years................    1,439,343         --         15,129     1,424,214
    Government National Mortgage Association
      (GNMA) certificates:
         Due after ten years................    1,737,895      7,612         63,520     1,681,987
    Federal National Mortgage Association
      (FNMA) certificates:
         Due after ten years................    1,885,788         --        108,756     1,777,032
                                              -----------     ------     ----------   -----------
                                              $24,361,002     $7,612     $1,340,959   $23,027,655
                                              ===========     ======     ==========   ===========

     The maturities within the table above are based upon contractual maturity.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     Investment securities available for sale:

                                                                 DECEMBER 31, 1999
                                                ---------------------------------------------------
                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                                   COST         GAINS        LOSSES        VALUE
                                                -----------   ----------   ----------   -----------
    U.S. government and government agency
      obligations:
         Due within one year..................  $   501,608     $   --      $  2,858    $   498,750
         Due after one and within five
           years..............................    3,998,900         --       142,170      3,856,730
         Due after five and within ten
           years..............................      500,000         --        29,060        470,940
    Corporate Debentures:
         Due after ten years..................      493,843         --        33,328        460,515
    Federal Home Loan Mortgage Corporation
      (FHLMC) certificates:
         Due after ten years..................    1,981,307      2,349        93,452      1,890,204
    Federal National Mortgage Association
      (FNMA) certificates:
         Due within one year..................       91,335         --         1,543         89,792
         Due after one and within five
           years..............................      711,004         --        11,169        699,835
         Due after ten years..................    1,445,558         --        73,160      1,372,398
    Mutual fund investment....................      553,146         --         7,383        545,763
    Common stock portfolio....................    1,430,985         --       330,740      1,100,245
                                                -----------     ------      --------    -----------
                                                $11,707,686     $2,349      $724,863    $10,985,172
                                                ===========     ======      ========    ===========

     The maturities within the table above are based upon contractual maturity.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     Investment securities held to maturity:

                                                                 DECEMBER 31, 1998
                                                ---------------------------------------------------
                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                                   COST         GAINS        LOSSES        VALUE
                                                -----------   ----------   ----------   -----------
    U.S. government and government agency
      obligations:
         Due within one year..................  $   999,863    $ 11,387     $    --     $ 1,011,250
         Due after one and within five
           years..............................    3,012,412      22,515          --       3,034,927
         Due after five and within ten
           years..............................    6,995,520      48,788       7,142       7,037,166
         Due after ten years..................    5,255,906      13,261      35,995       5,233,172
    Federal Home Loan Mortgage Corporation
      (FHLMC) certificates:
         Due within one year..................      295,332       2,610          --         297,942
         Due after five and within ten
           years..............................    2,962,464      64,388          --       3,026,852
         Due after ten years..................    2,002,073      12,158      23,769       1,990,462
    Government National Mortgage Association
      (GNMA) certificates:
         Due after ten years..................    1,950,655      14,120       1,013       1,963,762
    Federal National Mortgage Association
      (FNMA) certificates:
         Due after ten years..................    2,004,064          --       1,260       2,002,804
                                                -----------    --------     -------     -----------
                                                $25,478,289    $189,227     $69,179     $25,598,337
                                                ===========    ========     =======     ===========

     The maturities within the table above are based upon contractual maturity.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     Investment securities available for sale:

                                                          DECEMBER 31, 1998
                                          -------------------------------------------------
                                                         GROSS        GROSS
                                          AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                             COST        GAINS        LOSSES       VALUE
                                          ----------   ----------   ----------   ----------
U.S. government and government agency
  obligations:
     Due after one and within five
       years............................  $2,503,539    $ 6,151      $ 5,350     $2,504,340
     Due after five and within ten
       years............................   1,000,140        490           --      1,000,630
Corporate Debentures:
     Due after ten years................     493,626         --       16,011        477,615
Federal Home Loan Mortgage Corporation
  (FHLMC) certificates:
     Due after ten years................   2,214,721     10,064           --      2,224,785
Federal National Mortgage Association
  (FNMA) certificates:
     Due after one and within five
       years............................   1,025,523         --        7,840      1,017,683
Mutual fund investment..................   1,273,441         --       10,713      1,262,728
Common stock portfolio..................   1,467,070         --       47,591      1,419,479
                                          ----------    -------      -------     ----------
                                          $9,978,060    $16,705      $87,505     $9,907,260
                                          ==========    =======      =======     ==========

     The maturities within the table above are based upon contractual maturity.

     Mortgage-backed securities include net unamortized discounts of $2,567 and $5,060 at December 31, 1999 and 1998, respectively.

                             PRESTIGE BANCORP, INC.

4.  LOANS RECEIVABLE:

     Loans receivable at December 31, 1999 and 1998, are summarized as follows:

                                                                      1999            1998
                                                                  ------------    ------------
    Real estate loans:
      1-4 family................................................  $ 96,182,460    $ 81,283,846
      Construction..............................................     2,713,594       2,269,607
      Commercial real estate....................................    16,060,864       7,631,666
                                                                  ------------    ------------
                                                                   114,956,918      91,185,119
      Less- Undisbursed loan proceeds...........................     1,257,902       1,106,061
                                                                  ------------    ------------
                                                                   113,699,016      90,079,058

    Commercial business loans:..................................    20,919,709      18,712,911

    Consumer loans:
      Home equity...............................................    10,935,728       9,834,471
      Student...................................................     2,410,853       2,262,780
      Automobile................................................     2,427,168       2,404,824
      Collateral................................................       615,279         528,442
      Credit cards..............................................       463,902         468,894
      Personal unsecured/other..................................       480,001         193,557
                                                                  ------------    ------------
                                                                    17,332,931      15,692,968
                                                                  ------------    ------------
                                                                   151,951,656     124,484,937
      Less--Allowance for loan losses...........................       982,588         571,183
      Deferred loan fees (costs)................................         6,715          (3,080)
                                                                  ------------    ------------
                                                                  $150,962,353    $123,916,834
                                                                  ============    ============

     The credit cards and student loans are currently being serviced by a third party.

     At December 31, 1999 and 1998, the majority of the loan portfolio was secured by properties located in Western Pennsylvania. As of December 31, 1999, loans to customers engaged in similar business activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. As of December 31, 1999 and 1998, the Bank had approximately $1,127,000 and $698,000 of non-accrual loans. The Bank does not have any other significant off-balance sheet risk except for the commitments referenced in Note 17.

5.  ALLOWANCE FOR LOAN LOSSES:

     Activity with respect to the allowance for loan losses is summarized as follows:

                                                               1999        1998        1997
                                                             --------    --------    --------
    Balance at beginning of year...........................  $571,183    $402,964    $306,926
    Provision for loan losses..............................   438,000     209,000     104,000
    Charge-offs............................................   (26,595)    (40,841)     (8,446)
    Recoveries.............................................        --          60         484
                                                             --------    --------    --------
    Balance at end of year.................................  $982,588    $571,183    $402,964
                                                             ========    ========    ========

     At December 31, 1999 and 1998, the Bank had loans totaling $1,127,000 and $698,000, respectively, specifically identified as impaired. No specific allocation of the allowance for loan losses was deemed necessary for these impaired loans at these dates.

                             PRESTIGE BANCORP, INC.

5.  ALLOWANCE FOR LOAN LOSSES:--CONTINUED

     The average recorded balances for impaired loans during 1999 and 1998 were $1,034,000 and $622,000, respectively. Interest income recognized during the time within the period that the loans were impaired was not significant. For these same loans, the interest income recognized on a cash basis during the period of impairment was not significant.

     The Corporation records real estate owned at the lower of fair value or carrying cost based upon appraisals less estimated cost to sell. The Corporation had real estate owned assets of $207,000 at December 31, 1999 and $205,000 at December 31, 1998.

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

7.  PREMISES AND EQUIPMENT:

     Office premises and equipment at December 31, 1999 and 1998, are summarized by major classification as follows:

                                                                 1999          1998
                                                              ----------    ----------
Land........................................................  $  224,817    $  224,817
Building and improvements...................................   2,139,289     2,134,324
Furniture, fixtures and equipment...........................   1,837,329     1,629,413
                                                              ----------    ----------
     Total, at cost.........................................   4,201,435     3,988,554
Less--Accumulated depreciation..............................   1,698,090     1,353,945
                                                              ----------    ----------
Premises and equipment, net.................................  $2,503,345    $2,634,609
                                                              ==========    ==========

     Depreciation and amortization expense was $344,145, $306,143 and $188,779 for the fiscal years ended December 31, 1999, 1998 and 1997, respectively.

     The Corporation has entered into various operating leases expiring at various dates through October 31, 2000 for office space for three of its branch operations. During the years ended December 31, 1999, 1998 and 1997, rental expense included in the statement of operations was $50,400, $42,000, and $1,800, respectively.

     Future minimum lease commitments for all leases as of December 31, 1999, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000.................................................  $ 50,600
2001.................................................    51,600
2002.................................................    51,600
2003.................................................    20,900
2004.................................................    15,000
Thereafter...........................................    81,500
                                                       --------
     Total Payments..................................  $271,200
                                                       ========

                             PRESTIGE BANCORP, INC.

8.  DEPOSITS:

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $10,022,000 and $9,225,000 at December 31, 1999, and 1998, respectively. At December 31, 1999, the scheduled maturities of the certificate accounts are as follows:

2000.................................................  $39,199,977
2001.................................................   11,593,746
2002.................................................    2,776,761
2003.................................................    2,919,266
2004 and thereafter..................................    1,329,343
                                                       -----------
                                                       $57,819,093
                                                       ===========

     Interest expense associated with deposits for each of the years ended is as follows:

                                                            1999          1998          1997
                                                         ----------    ----------    ----------
    Interest on certificates of deposit................  $3,037,831    $2,754,876    $2,572,048
    Interest on savings accounts.......................     423,339       407,967       394,893
    Money market demand accounts.......................     888,316       661,498       534,917
    Interest on NOW accounts...........................     184,640       163,504       160,531
    Early withdrawal penalties.........................      (9,068)      (11,686)      (12,168)
                                                         ----------    ----------    ----------
                                                         $4,525,058    $3,976,159    $3,650,221
                                                         ==========    ==========    ==========

9.  FEDERAL HOME LOAN BANK ADVANCES:

     Advances from the Federal Home Loan Bank consist of the following:

         DECEMBER 31, 1999
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------  ------------   -----------
  2000        5.83%      $19,977,000
  2001        5.27         1,000,000
  2002        5.81        16,000,000
  2003        5.68         1,500,000
  2005        5.55         1,000,000
  2008        5.49         9,000,000
  2009        5.64        14,500,000
                         -----------
                         $62,977,000
                         ===========

         DECEMBER 31, 1998
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------  ------------   -----------
  1999        5.64%      $ 5,000,000
  2000        5.65         2,977,000
  2002        5.62        25,000,000
  2003        5.68         1,500,000
  2005        5.55         1,000,000
  2008        5.21        15,500,000
                         -----------
                         $50,977,000
                         ===========

                             PRESTIGE BANCORP, INC.

9.  FEDERAL HOME LOAN BANK ADVANCES:--CONTINUED

     The Bank relies on cash management advances offered by the Federal Home Loan Bank of Pittsburgh for their liquidity needs. At December 31, 1999 the Bank's maximum borrowing capacity was $106.2 million of which $63.0 million had been borrowed.

     The Bank has a "blanket" agreement with the Federal Home Loan Bank of Pittsburgh whereby the Bank pledged as collateral for these advances its investments in U.S. government and agency securities and U.S. government and agency mortgage-backed securities and 100% of its unencumbered home mortgage loan portfolio.

     Of the outstanding FHLB advances, $2,000,000 was adjustable rate notes with a weighted average rate 6.05%. At December 31, 1999, there are $40.5 million of advances that are convertible to quarterly adjustable rate advances at varying convertible dates five years or less. The $40.5 million convertible advances have final maturity dates of $1.0 million in 2001, $15.0 million in 2002, $1.0 million in 2005, $9.0 million in 2008 and $14.5 million in 2009.

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

     The following methods and assumptions were used in estimating its fair value disclosures for financial instruments:

CASH AND SHORT TERM DEPOSITS

     The carrying amounts reported in the balance sheets for cash, due from banks and various interest-bearing deposits with banks approximates those assets' fair values.

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

     The estimated fair values and recorded book balances at December 31, 1999 and 1998 are as follows:

                                                    1999                          1998
                                         ---------------------------    -------------------------
                                          ESTIMATED       RECORDED       ESTIMATED     RECORDED
                                          FAIR VALUE      BALANCE       FAIR VALUE      BALANCE
                                         ------------   ------------    -----------   -----------
    Cash and short term deposits.......  $  5,198,313   $  5,198,313    $10,152,957   $10,152,957
    Investment securities..............    34,012,827     35,346,174     35,505,596    35,385,549
    Net loans..........................   149,086,000    150,962,353    125,763,000   123,916,834
    Accrued interest receivable........     1,177,480      1,177,480      1,116,560     1,116,560
    Deposits with no stated
      maturities.......................    62,671,664     62,671,664     53,759,124    53,759,124
    Deposits with stated maturities....    57,104,000     57,819,093     56,299,000    55,938,998
    Federal Home Loan Bank advances....    62,664,000     62,977,000     52,515,000    50,977,000
    Commitments to originate loans.....    10,623,000     10,623,000     13,105,000    13,105,000

11.  INCOME TAXES:

     The provision (benefit) for income taxes for each of the years ended is as follows:

                                                               1999        1998        1997
                                                             --------    --------    --------
    Federal:
      Current..............................................  $628,135    $481,170    $449,181
      Deferred.............................................  (197,178)    (93,696)    (44,797)
                                                             --------    --------    --------
                                                              430,957     387,474     404,384
    State:
      Current..............................................    97,302      85,458      88,536
                                                             --------    --------    --------
         Total income tax expense..........................  $528,259    $472,932    $492,920
                                                             ========    ========    ========

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED

     Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each for the years ended:

                                                               1999         1998        1997
                                                             ---------    --------    --------
    Deferred tax expense (benefit):
      Prepaid pension......................................  $  11,821    $ (4,272)   $ (6,603)
      Deferred loan costs/fees.............................         --     (10,259)     10,259
      Vacation accrual.....................................     (4,863)     (6,127)     (1,417)
      MRP accrual..........................................    (13,842)         --     (30,024)
      Provision for loan losses............................   (148,920)    (71,060)    (35,360)
      Tax depreciation (less than) in excess of book
         depreciation......................................    (16,086)     10,200      17,000
      Other, net...........................................    (25,288)    (12,178)      1,348
                                                             ---------    --------    --------
                                                             $(197,178)   $(93,696)   $(44,797)
                                                             =========    ========    ========

     The special tax benefit afforded to thrift institutions that allowed a bad debt deduction based upon 8% of taxable income was repealed in 1996. A small thrift with assets of less than $500 million may maintain a bad debt reserve equal to the greater of the allowable base year reserve (i.e. the thrift bad debt reserve at December 31, 1987) or the experience method reserve (six year moving average ratio of charge-offs to loans applied to year end loan balances). The portion of the bad debt reserve under the former (percentage of taxable income) method which exceeds the bad debt reserve under the present (base year or experience) method must be recaptured by recognizing such excess in taxable income ratably over a six year period. The six-year recapture period generally started in 1996, but may have been delayed until 1997 or 1998 if certain residential loan origination tests were met in 1997 and 1998. The Bank had maintained the applicable residential loan requirement and the recapture commenced with the taxable year beginning January 1, 1998. As of December 31, 1999, the Savings Bank had an applicable excess reserve balance remaining of approximately $85,000. Approximately $21,300 will be recaptured on an annual basis over the next four fiscal years.

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

     In accordance with FASB statement No. 109, the Bank has recorded deferred income tax associated with the temporary differences related to the portion of the bad debt reserve arising in tax years after December 31, 1987. For the period before December 31, 1987, there is an unrecognized deferred tax liability of approximately $565,000 at December 31, 1999. If the suspended base year bad debt reserve at December 31, 1987 is reduced by certain excess distributions, redemptions or a base year loan contraction, income tax expense will be recognized at the prevailing tax rate.

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED

     A reconciliation from the expected federal statutory income tax rate to the effective rate expressed as a percentage of pretax income for each of the years ended is as follows:

                                                                  1999      1998      1997
                                                                  ----      ----      ----
    Statutory federal tax rate..................................  34.0%     34.0%     34.0%
    State income taxes, net of Federal income tax benefit.......   7.1       7.0       6.9
    Effect of graduated federal tax rates.......................  (2.1)     (1.3)     (1.5)
    Other.......................................................   (.7)      (.8)      (.8)
                                                                  ----      ----      ----
                                                                  38.3%     38.9%     38.6%
                                                                  ====      ====      ====

     Net deferred tax liabilities (assets) as of December 31, 1999 and 1998 are as follows:

                                                                1999         1998
                                                              ---------    --------
Prepaid pension.............................................  $  28,035    $ 16,214
Vacation accrual............................................    (26,970)    (22,107)
Allowance for loan losses...................................   (240,505)    (91,585)
Valuation allowance for investments.........................   (289,006)    (28,422)
Tax depreciation in excess of book depreciation.............     63,536      79,619
Deferred loan costs/fees....................................      1,845       1,845
MRP accrual.................................................    (43,866)    (30,024)
Other, net..................................................    (41,187)    (15,899)
                                                              ---------    --------
Net deferred tax asset......................................  $(548,118)   $(90,359)
                                                              =========    ========

12.  PENSION PLAN:

     The Bank maintains a noncontributory defined benefit pension plan covering all eligible employees. The following table sets forth the plan's fund status and amounts recognized in the Corporation's balance sheets at December 31, 1999 and 1998, respectively.

                                                                 1999          1998
                                                              ----------    ----------
Change in benefit obligation:
  Benefit obligation at beginning of year...................  $1,170,869    $  921,563
  Service cost..............................................     123,290        84,055
  Interest cost.............................................      79,034        66,813
  Actuarial (gain) loss.....................................     (87,724)      103,056
  Benefits paid.............................................    (186,500)       (4,618)
                                                              ----------    ----------
  Benefit obligation at end of year.........................   1,098,969     1,170,869
                                                              ----------    ----------
Change in plan assets
  Fair value of plan assets at beginning of year............   1,062,744       806,833
  Actual return on plan assets..............................     144,507       179,024
  Employer contribution.....................................     158,908        81,505
  Benefits paid.............................................    (186,500)       (4,618)
                                                              ----------    ----------
  Fair value of plan assets at end of year..................   1,179,659     1,062,744
                                                              ----------    ----------
  Funded status.............................................      80,690      (108,125)
  Unrecognized net obligation at transition.................      44,884        49,656
  Unrecognized net (gain) loss..............................     (43,117)      106,156
                                                              ----------    ----------
  Prepaid benefit cost......................................  $   82,457    $   47,687
                                                              ==========    ==========

                             PRESTIGE BANCORP, INC.

12.  PENSION PLAN:--CONTINUED

     Approximately 99% of the plan's assets are primarily invested either directly or through mutual funds in common stocks, bonds, U.S. government and agency, and foreign securities. The remaining plan assets are on deposit with the Bank or in a cash management account. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     The components of pension expense are as follows for each of the years ended:

                                                      1999        1998         1997
                                                    --------    ---------    ---------
Service cost......................................  $123,290    $  84,055    $  66,227
Interest cost.....................................    79,034       66,813       54,094
Actual return on plan assets......................  (144,507)    (179,024)    (124,939)
Amortization of transition asset..................    66,321      122,226       88,735
                                                    --------    ---------    ---------
Net periodic pension cost.........................  $124,138    $  94,070    $  84,117
                                                    ========    =========    =========

     For all reported periods, the rate of increase in future compensation levels was assumed to be 4.75%. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% for the year ended December 31, 1999 and 7.25% for the years ended December 31, 1998 and 1997. The expected long-term rate of return on assets was 7.25% for each of the years ended December 31, 1999, 1998 and 1997.

     Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

13.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP):

     In 1996, the Company established the ESOP to enable employees to obtain ownership interests in the Corporation.

     In connection with the conversion described in Note 1, the Corporation made a $770,410 loan to the ESOP that was used to purchase 77,041 shares, or 93,027 shares adjusted for the 15% stock dividend in the second quarter of 1998 and 5% stock dividend in the first quarter of 1999, of the Corporation's common stock. The ESOP loan has a term of 15 years and bears interest at 7.0%. This loan is collateralized by the shares purchased by the ESOP. The Bank's contributions to the ESOP will be used to repay the ESOP loan, which requires semi-annual payments of $41,888 (includes principal and interest) which began on December 27, 1996. The Bank is obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP uses such contributions to repay the loan made to the ESOP by the Corporation. These transactions occur simultaneously and, for accounting and reporting purposes, offset each other. The effect of the ESOP on the Corporation's financial statements is that the amount of the unearned ESOP shares of $654,310 and $690,380 at December 31, 1999 and 1998, respectively, as reflected in shareholders' equity, will be amortized to compensation over the remaining period of the ESOP loan. In addition, any difference between the market price of the Corporation's common stock and the $10 per share (the purchase price paid by the ESOP), or $8.28 adjusted for the 15% stock dividend in the second quarter of 1998 and 5% stock dividend in the first quarter of 1999, will also be charged or credited to compensation expense (with the offset to additional paid-in capital) based on the semi-annual allocation to ESOP participants of approximately 3,100 shares. Total compensation expense incurred in 1999, 1998 and 1997 for allocated ESOP shares was $75,098, 96,336 and $84,484, respectively.

                             PRESTIGE BANCORP, INC.

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

     The aforementioned approval of the MRP Plan made 38,521 shares, or 46,513 shares adjusted for the stock dividends in 1998 and 1999, of common stock available for awards to officers, key employees of the Corporation and Bank and non-employee directors thereof. As of December 31, 1999, the Corporation had granted 44,348 shares. However, such shares are vested over a five-year period and as of December 31, 1999, 22,176 shares remain unvested.

     In connection with the MRP Plan's approval, the Bank established a trust whose purpose is to purchase shares on the open market. During the year ended December 31, 1999, the Corporation incurred compensation expense of $223,990, based on the cost incurred to purchase the currently vesting or previously vested shares in the open market. Of the $223,990 MRP costs incurred in fiscal 1999, approximately $84,000 is attributable to the medical disability retirement of former President Robert S. Zyla. As of December 31, 1999, the trust had purchased 46,313 shares.

     The aforementioned approval of the Option Plan made 96,302 options, or 116,285 options adjusted for the stock dividends in 1998 and 1999, available for grant to employees and others who perform substantial services to the Corporation. As of December 31, 1999, the corporation had granted 109,079 options of which 1,146 shares have been forfeited.

     As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation accounts for the Option Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees" whereby no compensation cost has been recorded in accordance with certain valuation models, such as the Black-Scholes model. Under the provisions of SFAS No. 123, the per share compensation expense in connection with the MRP Plan is fixed on the date of grant. Had such valuation models been used in connection with the Option Plan and had compensation per share for the MRP Plan been set on the date of grant, the Corporation's net income and earnings per share would have had a net reduction to the following pro forma amounts for the years ended December 31, 1999, 1998 and 1997:

                                                       1999        1998        1997
                                                     --------    --------    --------
Net income:
  As reported......................................  $851,314    $743,087    $784,487
  Pro forma........................................   802,616     712,072     774,133
Basic earnings per share:
  As reported......................................  $    .93    $    .75    $    .76
  Pro forma........................................       .88         .72         .75
Diluted earnings per share:
  As reported......................................  $    .93    $    .74    $    .76
  Pro forma........................................       .88         .71         .75

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1999, and changes during the year ended is presented in the table and narrative following:

                                                                        WEIGHTED AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                            --------    ----------------
Outstanding at beginning of period........................   105,326         $13.66
  Granted.................................................     2,100          12.25
  Exercised...............................................        --             --
  Forfeited...............................................        --             --
Outstanding at end of period..............................   107,426          13.63
Exercisable at end of period..............................    56,405
Weighted average fair value of options granted during the
  year....................................................  $   4.14

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 107,426 options outstanding at December 31, 1999 had a weighted average exercise price of $13.63 and a weighted average remaining contractual life of
6.1 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999: weighted average risk-free interest rate of 5.46%, weighted average expected dividend yield of 1.96%, expected life of 7.0 years and expected volatility of 29.00%.

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1998, and changes during the year ended is presented in the table and narrative following:

                                                                        WEIGHTED AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                            --------    ----------------
Outstanding at beginning of period........................    92,665         $13.74
  Granted.................................................    14,314          13.15
  Exercised...............................................       507          12.94
  Forfeited...............................................     1,146          14.29
Outstanding at end of period..............................   105,326          13.66
Exercisable at end of period..............................    16,879
Weighted average fair value of options granted during the
  year....................................................  $   4.82

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 105,326 options outstanding at December 31, 1998 had a weighted average exercise price of $13.66 and a weighted average remaining contractual life of
9.9 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998: weighted average risk-free interest rate of 4.68%, weighted average expected dividend yield of 1.41%, expected life of 7.0 years and expected volatility of 29.00%.

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1997, and changes during the year ended is presented in the table and narrative following:

                                                                        WEIGHTED AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                             -------    ----------------
Outstanding at beginning of period.........................       --         $   --
  Granted..................................................   92,665          13.74
  Exercised................................................       --             --
  Forfeited................................................       --             --
Outstanding at end of period...............................   92,665          13.74
Exercisable at end of period...............................       --             --
Weighted average fair value of options granted.............  $  4.56

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 92,665 options outstanding at December 31, 1997, had a weighted average exercise price of $13.74 and a weighted average remaining contractual life of
9.6 years. None of these options were exercisable. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997: weighted average risk-free interest rate of 6.41%, weighted average expected dividend yield of 1.21%, expected life of 7.0 years and expected volatility of 19.00%.

     Additionally, on October 26, 1999, the Corporation initiated plans to repurchase, at market value, up to 5% of its outstanding shares, or 49,848 shares, of common stock through the use of its existing cash and cash equivalents. At December 31, 1999, 7,000 shares had been repurchased under this repurchase plan.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject. As of December 31, 1999, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk based, Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

                             PRESTIGE BANCORP, INC.

15.  RETAINED EARNINGS AND REGULATORY CAPITAL:--CONTINUED

     The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.

                                                                              TO BE WELL
                                                                           CAPITALIZED UNDER
                                                          FOR CAPITAL      PROMPT CORRECTIVE
                                         ACTUAL        ADEQUACY PURPOSES   ACTION PROVISIONS
                                    ----------------   -----------------   -----------------
                                     AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT    RATIO
                                    --------   -----   --------   ------   --------   ------
                                                     (DOLLARS IN THOUSANDS)
Total Capital (to Risk Weighted
  Assets):
As of December 31, 1999...........  $ 14,736   13.83%   >8,521     >8.0%   >10,652    >10.0%
                                                        -          -       -          -
As of December 31, 1998...........  $ 13,521   14.85%   >7,286     >8.0%   > 9,108    >10.0%
                                                        -          -       -          -
Tier 1 Capital (to Risk Weighted
  Assets):
As of December 31, 1999...........  $ 13,753   12.91%   >4,261     >4.0%   > 6,391    > 6.0%
                                                        -          -       -          -
As of December 31, 1998...........  $ 12,950   14.22%   >3,643     >4.0%   > 5,465    > 6.0%
                                                        -          -       -          -
Tier 1 Capital (to Average
  Assets):
As of December 31, 1999...........  $ 13,753    7.38%   >7,459     >4.0%    >9,324     >5.0%
                                                        -          -        -          -
As of December 31, 1998...........  $ 12,950    7.86%   >6,588     >4.0%    >8,235     >5.0%
                                                        -          -        -          -

16.  RELATED PARTY TRANSACTIONS:

     Certain directors and executive officers of the Corporation, including their immediate families and companies in that they are principal owners, are loan customers of the Bank. In management's opinion, such loans are made in the normal course of business and were granted on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness at the time. Total loans to these persons at December 31, 1999 and 1998, amounted to $634,845 and $301,801 respectively.

     An analysis of these related party loans is as follows:

                                                                1999         1998
                                                              ---------    --------
Balance at January 1........................................  $ 301,801    $182,175
New loans...................................................    556,305     201,500
Payments....................................................   (223,261)    (81,874)
                                                              ---------    --------
Balance at December 31......................................  $ 634,845    $301,801
                                                              =========    ========

     In addition, the Corporation from time to time has conducted business with certain directors, officers or companies in which they are related. During 1999, 1998 and 1997, such activity was as follows:

     - A business owned by the CEO leases office space from the Corporation. The rental income was $11,100 for each of the three years ended December 31, 1999. A business owned by the CEO provides professional services to the Bank and his fees were $5,850, $5,700, $5,500 for the years ended December 31, 1999, 1998 and 1997, respectively.

     - A member of the Board of Directors is employed by a law firm retained by the Corporation. Fees paid in fiscal 1999, 1998 and 1997 relative to various bank and corporate matters totaled $52,336, $57,133 and $82,088, respectively. The firm's real estate closing service collected gross proceeds for the settlement of loans of approximately $337,635, $341,787 and $232,800, respectively, during fiscal 1999, 1998 and 1997 as closing agent from third party borrowers pursuant to closings on Bank loans. A portion of this amount was used to purchase title insurance and pay miscellaneous closing fees relative to these closings.

                             PRESTIGE BANCORP, INC.

16.  RELATED PARTY TRANSACTIONS:--CONTINUED

     - The Corporation retained media services from a company owned by the brother of one of the Corporation's officers. The total costs for such services in 1999, 1998 and 1997 were $42,740, $30,249 and $21,070, respectively.

     - The Chairman of the Board of Directors, John A. Stiver, was paid a fee of $10,000 per month for a total of $120,000 in 1998 for providing advice and assistance to the officers of the Bank with respect to the operations and management of the Bank. In addition, Mr. Stiver expanded the commercial loan portfolio that was in excess of $26.9 million as of December 31, 1998.

     - The Chairman of the Board of Directors was paid a fee of $8,000 per month, for a total fee of $96,000 in 1997 for providing advice and assistance to the officers of the Bank with respect to the operations and management of the Bank. In addition, Mr. Stiver expanded the commercial loan portfolio that was in excess of $11 million as of December 31, 1997.

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

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments as for all other lending. The Bank has outstanding various commitments to extend credit approximating $10,623,000 and $13,105,000 as of December 31, 1999 and 1998, respectively. As of December 31, 1999 and 1998, these commitments had fixed and variable rates which ranged from 6.8% to 12.9% and 6.6% to 12.9%, respectively. In the opinion of management, the funding of the credit commitments will not have a material adverse effect on the Bank's financial position or results of operations. Additionally, the Bank is also subject to asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Bank's financial position or results of operations.

18.  PARENT COMPANY FINANCIAL INFORMATION:

     Prestige Bancorp, Inc. (the Parent Company) began operations on June 27, 1996 and functions primarily as a holding company for its sole subsidiary, the Bank. The Parent Company's balance sheets as of December 31, 1999 and 1998 and related statements of income and cash flows are as follows:

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED

                                 BALANCE SHEETS
                           December 31, 1999 AND 1998

                                                              1999           1998
                                                           -----------    -----------
                         ASSETS
Cash and cash equivalents................................  $    22,084    $   314,912
Investments securities available for sale................    1,100,245      1,419,479
Investment in Prestige Bank, F.S.B.......................   13,628,561     13,024,359
Loan to Officer..........................................      235,890             --
Other assets.............................................      143,102         32,643
                                                           -----------    -----------
     Total Assets........................................  $15,129,882    $14,791,393
                                                           ===========    ===========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Total Liabilities........................................  $   176,593    $    31,488
Total Stockholders' Equity, net of ESOP loan of $654,310
  at December 31, 1999; $690,380 at December 31, 1998....   14,953,289     14,759,905
                                                           -----------    -----------
Total Liabilities and Stockholders' Equity...............  $15,129,882    $14,791,393
                                                           ===========    ===========

                              STATEMENTS OF INCOME
              For The Years Ended December 31, 1999, 1998 and 1997

                                                       1999        1998        1997
                                                     --------    --------    --------
Interest income....................................  $108,137    $142,579    $194,541
Gain on sale of investments........................    90,413       7,834          --
                                                     --------    --------    --------
     Total income..................................   198,550     150,413     194,541
Expenses:
  Legal fees.......................................    34,000      61,851      80,435
  Other............................................    95,745      90,799     105,795
                                                     --------    --------    --------
     Total expenses................................   129,745     152,650     186,230
Income (loss) before income taxes and equity in
  Earnings of subsidiary...........................    68,805      (2,237)      8,311
Income tax expense (benefit).......................    19,148      (3,546)      1,338
Equity in earnings of subsidiary...................   801,657     741,778     777,514
                                                     --------    --------    --------
Net income.........................................  $851,314    $743,087    $784,487
                                                     ========    ========    ========

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED

                            STATEMENTS OF CASH FLOWS
              For The Years Ended December 31, 1999, 1998 and 1997

                                                  1999          1998           1997
                                                ---------    -----------    -----------
Operating Activities:
  Net income..................................  $ 851,314    $   743,087    $   784,487
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Equity in earnings of subsidiary.........   (801,657)      (741,778)      (777,514)
     Gain on sale of equity securities........    (90,413)        (7,834)            --
     Change in other assets and liabilities...    147,906         (8,591)       (18,164)
                                                ---------    -----------    -----------
       Net cash provided (used) by operating
          activities..........................    107,150        (15,116)       (11,191)
Investing Activities:
  Loan originations...........................   (250,000)            --             --
  Principal payments on loans.................     14,110             --             --
  Return of capital on investment
     securities...............................     10,530          2,226             --
  Proceeds from sale of equity securities.....    199,690         71,800             --
  Purchase of available for sale investment
     securities...............................    (83,722)    (1,077,833)      (283,927)
                                                ---------    -----------    -----------
       Net cash used by investing
          activities..........................   (109,392)    (1,003,807)      (283,927)
Financing Activities:
  Common stock dividends paid.................   (236,380)      (191,600)      (111,230)
  Dividends paid from subsidiary..............         --        400,000             --
  Proceeds from exercise of stock options.....         --          6,562             --
  Cash in lieu of stock dividend on fractional
     shares...................................     (4,901)        (3,484)            --
  Purchase of treasury stock..................    (85,375)    (1,392,128)      (775,881)
  Repayment received from ESOP................     36,070         33,670         31,433
                                                ---------    -----------    -----------
       Net cash used by financing
          activities..........................   (290,586)    (1,146,980)      (855,678)
                                                ---------    -----------    -----------
Net decrease in cash and cash equivalents.....   (292,828)    (2,165,903)    (1,150,796)
Cash and Cash Equivalents, Beginning..........    314,912      2,480,815      3,631,611
                                                ---------    -----------    -----------
Cash and Cash Equivalents, Ending.............  $  22,084    $   314,912    $ 2,480,815
                                                =========    ===========    ===========

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

                             CORPORATE INFORMATION

BOARD OF DIRECTORS

JOHN A. STIVER
Chairman of the Board, CEO & President
Prestige Bancorp, Inc.
Chairman of the Board & CEO
Prestige Bank, A Federal Savings Bank

PATRICIA A. WHITE
Executive Vice President & Treasurer
Prestige Bancorp, Inc.
President & Treasurer
Prestige Bank, A Federal Savings Bank

JAMES M. HEIN
Chief Financial Officer,
Prestige Bancorp, Inc. &
Prestige Bank, A Federal Savings Bank

MARTIN W. DOWLING
Director
Jefferson Hills Real Estate, Inc.

MICHAEL R. MACOSKO
Pharmacist
Eckerd Drug, Inc.

CHARLES P. MCCULLOUGH
Attorney at Law
Tucker Arensberg, P.C.

MARK R. SCHOEN
Senior Manager of Products & Technology
SEI Investments

Each director also serves on the Board of Directors of Prestige Bank, A Federal Savings Bank.

OFFICERS
PRESTIGE BANCORP, INC.

JOHN A. STIVER
Chairman, Chief Executive Officer &
President

PATRICIA A. WHITE
Executive Vice President & Treasurer

JAMES M. HEIN
Chief Financial Officer

VICTORIA A. BROWN
Corporate Secretary

MARKET MAKERS

Friedman Billings Ramsey & Co.
Tucker Anthony Cleary Gull
Herzog Heine Geduld
Sandler O'Neill & Partners
Ryan Beck & Co. Inc.
Legg Mason Wood Walker Inc.
Parker/Hunter Inc.

TRANSFER AGENT

Registrar & Transfer Company
Cranford, New Jersey

CORPORATE COUNSEL

Tucker Arensberg, P.C.
Pittsburgh, Pennsylvania

OFFICERS
PRESTIGE BANK,
A FEDERAL SAVINGS BANK

JOHN A. STIVER
Chairman & Chief Executive Officer

PATRICIA A. WHITE
President & Treasurer

JAMES M. HEIN
Chief Financial Officer

VICTORIA A. BROWN
Corporate Secretary

INDEPENDENT PUBLIC
ACCOUNTANTS

Arthur Andersen LLP
Pittsburgh, Pennsylvania

STOCK LISTING

NASDAQ Stock Market Symbol: PRBC

GENERAL INQUIRIES & REPORTS

Prestige Bancorp, Inc. is required
to file an annual report on Form 10-K
for its fiscal year ended December 31,
1999, with the Securities and Exchange
Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:
     James M. Hein
     Chief Financial Officer
     412-655-1190
     Corporate Office


                                    OFFICES

CORPORATE
710 Old Clairton Road
Pittsburgh, Pennsylvania 15236
412-655-1190
Fax 412-655-2114
www.prestigebank.com

PLEASANT HILLS
710 Old Clairton Road
Pittsburgh, Pennsylvania
412-655-2110
Roxine Hodgson, Manager

BETHEL PARK
6257 Library Road
Bethel Park, Pennsylvania 15102
412-831-8440
Sherry Snyder, Manager

ELIZABETH TOWNSHIP
603 Scenery Drive
Elizabeth, Pennsylvania 15037
412-754-2661
Shirley Maglicco, Manager

MT. OLIVER
543 Brownsville Road
Pittsburgh, Pennsylvania 15210
412-431-3374
Patricia Lewin, Manager

WASHINGTON
Located in Shop 'n Save
125 West Beau Street
Washington, Pennsylvania 15301
724-228-1314
James McMichael, Manager

                                     NOTES

                                     NOTES

                                  [PRBC LOGO]
                             PRESTIGE BANCORP, INC.
       710 Old Clairton Road, Pittsburgh, PA 15236-4300 o 412-655-1190 o
                               (Fax) 412-655-1772

                              www.prestigebank.com