Form 10-K, Exhibit 13
period 2000-12-31
PRESTIGE BANCORP INC
filed 2001-04-02
CIK 1011145

                                                                      Exhibit 13







                                  [PRBC LOGO]

                             PRESTIGE BANCORP, INC.









                               2000 ANNUAL REPORT

                               TABLE OF CONTENTS

SECTION I
      Financial Highlights..................................................   2
      Letter from the Chairman..............................................   3
      General Information...................................................   4
      Selected Consolidated Financial and Other Data........................   5
      Management's Discussion and Analysis of
         Financial Condition and Results of Operations......................   8
      Business of the Company................................................ 22
      Regulatory Capital Requirements........................................ 42
      Report of Independent Public Accountant and
         Audited Consolidated Financial Statements........................... 43

SECTION II
      Form 10-K.............................................................   1
      Corporate Information................................... Inside Back Cover

FINANCIAL HIGHLIGHTS

         AS OF THE YEAR ENDED DECEMBER 31,             2000        1999        1998
-------------------------------------------------------------------------------------
                                 (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total assets                                         $201,775    $200,572    $177,374
Loans receivable, net                                 153,417     150,962     123,917
Deposits                                              121,793     120,491     109,698
FHLB of Pittsburgh advances                            66,300      62,977      50,977
Stockholders' equity                                   11,550      14,953      14,760
Book value per share                                    12.21       15.10       14.80

FOR THE YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
Net interest income                                  $  5,821    $  5,662    $  4,987
Net (loss) income                                      (2,964)        851         743
Basic (loss) earnings per share                         (3.37)        .93         .75
Diluted (loss) earnings per share                       (3.37)        .93         .74

SELECTED RATIOS
-------------------------------------------------------------------------------------
Return on average equity                               (20.76)%      5.70%       4.79%
Return on average assets                                (1.44)        .45         .45
Interest rate spread                                     2.60        2.82        2.76
Net interest margin                                      2.89        3.10        3.10
Operating expenses as a percent of average assets        2.53        2.51        2.47
Nonperforming assets as a percent of total assets        2.91         .67         .51
Allowance for loan losses as a percent of total
  loans                                                  2.16         .64         .45

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

                             PRESTIGE BANCORP, INC.
710 Old Clairton Road, Pittsburgh, PA 15236-4300 - 412-655-1190 -
(Fax) 412-655-2114

To our Stockholders, Customers and Friends:

     The year 2000 brought challenges that affected our growth and performance. As a result, we saw a net loss for the year ended December 31, 2000. This was due mainly to the provision for loan loss reserve relating to the commercial loan portfolio. Additionally, we were faced with issues concerning the execution and focus of our commercial loan portfolio. Also, in the later portion of the year, the Board of Directors concluded that a different set of skills was needed to address the challenges facing our organization and to move ahead in a positive direction. I agreed to assume the duties of Chairman of the Board and later Chief Executive Officer to commit to immediately addressing those challenges with the Board and Senior Management.

     During this same time period, the Board of Directors engaged several outside firms for additional expertise in the areas of financial and business planning, strategic management assessment, and commercial loan analysis and business practices. In addition, we added new-experienced members to the Board to assist in key decision-making and guidance in the areas of audit, finance and commercial loans.

     With the additional assistance, we quickly embarked on a new tactical and strategic business plan to correct and improve the position of the Bank. Along with this action, we made key changes in the reporting structure of the organization to streamline the daily operations and to continue to administer, monitor and improve key areas of the Bank and holding company. In a parallel move, we took steps to improve our expense and income management activities. We also began to devote more activities to capital management and interest rate risk management and examined various lines of businesses for efficiency opportunities.

     For 2001, this is a time to look forward and not backward. We have positive strengths and opportunities for the business within the marketplace. We have made key adjustments and additions to help improve our business and move forward to positive results in 2001.

     Prestige Bank has served its community well for over 65 years. The Bank has a solid residential and consumer loan portfolio as well as a strong deposit base. We will continue to focus in these areas and work on improving our market share in each of our branches. We will continue to work with the regulators so that we can re-enter the real estate backed commercial loan business in a profitable manner. In other aspects of the business, we will continue to monitor our expense management in detail and strive to establish ourselves as one of the most efficient banks in the area. In the area of business development, we will have a strong emphasis on relationship management and cross selling of other bank-related products. We have recently taken steps that will help us to focus on key business development opportunities that we feel will bring in additional business and associated revenues and income. With the improved expertise of Management and the Board, we are in a better position to measure, review and make the necessary tactical and strategic decisions to manage interest rate risk, investment decisions and business planning on an ongoing basis.

     With these changes, we are positioned to take advantage of opportunities in 2001. We continue to remain well capitalized. We are improving, rebuilding and refocusing our efforts to maintain and improve various aspects of the business and are encouraged with our results and several developments that have already occurred. We are confident that the various challenges that impacted our profitability in 2000 are behind us, and we have set the Company on course for a positive earnings outlook in the short term. We remain committed to building our core franchise to succeed in creating a profitable bank.

     We are building a culture of value, commitment and trust. We have regained momentum and will step up the pace to continue to serve our communities and shareholders. The Employees, Management and Board of Prestige Bank remain dedicated to building a strong franchise. On behalf of the Board of Directors, Management and Employees of Prestige Bancorp, Inc. and Prestige Bank, I ask for your support as we move forward.

Sincerely,

/s/ Mark R. Schoen

Mark R. Schoen
Chairman, Chief Executive Officer and President

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

     The Savings Bank is a stock-chartered savings bank organized under the laws of the United States of America, which conducts business from offices located in Allegheny and Washington Counties, Pennsylvania. The Savings Bank's operations date back to 1935 with the incorporation of First Federal Savings and Loan Association of Mt. Oliver in Allegheny County, Pennsylvania. In March 1991, the Savings Bank converted its charter from a federal mutual savings and loan association to a federal mutual savings bank and took the name Prestige Bank, A Federal Savings Bank. On June 27, 1996, the Savings Bank converted to a stock-chartered savings bank. The Savings Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law.

     The consolidated operating results of the Company and the Savings Bank depend primarily upon net interest income, which is determined by the difference between interest and dividend income on earning assets, principally loans, investment securities and other investments and mortgage-backed securities and interest expense on interest-bearing liabilities, which consist of deposits and advances from the Federal Home Loan Bank of Pittsburgh. Other than the stock of the Savings Bank, at December 31, 2000 the Company was holding only a loan receivable from the Prestige Bank Employee Stock Ownership Plan (the "ESOP"), a loan to a director totaling $217,000, debt and equity securities with a market value totaling $919,000 at December 31, 2000, other assets of $175,000 and a money-market and checking account with the Savings Bank. At December 31, 2000, the Company had borrowed $340,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. The consolidated net income of the Company also is affected by the Savings Bank's provision for loan losses, as well as the level of other consolidated income, including late charges, and other expenses, such as salaries and employee benefits, net occupancy and equipment expense, Federal deposit insurance and miscellaneous other expenses, and income taxes.

     The Board of Directors of the Company suspended its cash dividend in order to preserve capital due to the net loss for the year ended December 31, 2000 of $3.0 million. They will continue to review paying cash dividends on a quarterly basis. The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ") system (symbol "PRBC"). On February 17, 1999, the Board of Directors last declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999.

     Information as to the high and low stock prices for each quarter of fiscal years 2000 and 1999 is included on page 7 of this Report.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected financial and other data of the Company and the Savings Bank set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Financial Statements and related Notes, appearing elsewhere herein.

                                                     AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------
                                               2000        1999        1998        1997      1996(5)
                                             --------    --------    --------    --------    --------
                                                              (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets...............................  $201,775    $200,572    $177,374    $143,263    $114,640
Investment securities......................    21,737      23,808      22,929      28,228      18,386
Mortgage-backed securities.................     9,418      11,538      12,457      10,531      13,519
Loans receivable, net......................   153,417     150,962     123,917      96,181      76,545
Cash and cash equivalents..................     5,871       5,198      10,153       2,213       2,148
Deposits...................................   121,793     120,491     109,698      91,156      83,821
FHLB of Pittsburgh advances................    66,300      62,977      50,977      34,677      14,477
Stockholders' equity.......................    11,550      14,953      14,760      15,630      15,430
Nonperforming assets(1)....................     5,867       1,334         903         611         391

SELECTED OPERATING DATA:
Interest income............................  $ 14,837    $ 13,194    $ 11,672    $  9,371    $  6,748
Interest expense...........................     9,016       7,532       6,685       5,240       3,683
                                             --------    --------    --------    --------    --------
Net interest income........................  $  5,821    $  5,662    $  4,987    $  4,131    $  3,065
Provision for loan losses..................     6,383         438         209         104          44
                                             --------    --------    --------    --------    --------
Net interest (loss) income after provision
  for loan losses..........................  $   (562)   $  5,224    $  4,778    $  4,027    $  3,021
Other income...............................       921         870         534         373         297
Other expenses.............................     5,204       4,715       4,096       3,123       3,102(6)
                                             --------    --------    --------    --------    --------
(Loss) income before income tax expense....  $ (4,845)   $  1,379    $  1,216    $  1,277    $    216
Income tax (benefit) expense...............    (1,881)        528         473         493          70
                                             --------    --------    --------    --------    --------
Net (loss) income..........................  $ (2,964)   $    851    $    743    $    784    $    146(7)
                                             ========    ========    ========    ========    ========
SELECTED OPERATING RATIOS(2):
Return on average assets...................     (1.44)%       .45%        .45%        .59%        .14%
Return on average equity...................    (20.76)       5.70        4.79        5.13        1.22
Average yield earned on interest-earning
  assets...................................      7.37        7.22        7.26        7.21        6.93
Average rate paid on interest-bearing
  liabilities..............................      4.77        4.40        4.50        4.47        4.21
Average interest rate spread(3)............      2.60        2.82        2.76        2.74        2.72
Net interest margin(3).....................      2.89        3.10        3.10        3.18        3.15
Ratio of interest-earning assets to
  interest-bearing liabilities.............    106.45      106.75      108.34      110.99      111.31
Operating expenses as a percent of average
  assets...................................      2.53        2.51        2.47        2.33        3.09
Average equity to average assets...........      6.93        7.94        9.35       11.42       11.86
Dividend payout ratio......................       N/A       27.77       25.78       13.04         N/A

ASSET QUALITY RATIOS(2):
Nonperforming loans as a percent of total
  loans....................................      3.63%        .74%        .56%        .63%        .44%
Nonperforming assets as a percent of total
  assets...................................      2.91         .67         .51         .43         .34
Allowance for loan losses as a percent of
  total loans..............................      2.16         .64         .45         .42         .40
Charge-offs to average loans receivable
  outstanding during the period............      2.49         .02         .04         .01         .04

PER SHARE DATA (4):
Basic (Loss) Earnings Per Share............  $  (3.37)   $   0.93    $   0.75    $   0.76    $   0.00(8)
Diluted (Loss) Earnings Per Share..........     (3.37)       0.93        0.74        0.76        0.00(8)
Per Share Book Value.......................     12.21       15.10       14.80       14.14       13.27
Per Share Market Value.....................      7.75       11.00       12.14       16.56       11.18

NUMBER OF OFFICES:
Full-service offices at period end.........         5           5           5           4           3

---------------

(1) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(2) Asset Quality Ratios are end of period ratios, except for charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(3) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(4) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. All per share data have been restated to reflect the stock dividends.

(5) Based on the business activities of the Savings Bank prior to June 27, 1996, and on the business activities of the Savings Bank and the Company on and after June 27, 1996.

(6) But for the impact of the special assessment imposed by the Federal Deposit Insurance Corporation ("FDIC") on deposits of the Savings Bank as of March 31, 1995, the other expenses of the Company for 1996 would have been $2.6 million.

(7) But for the impact of the special assessment described in Note 6 above, the net income of the Company would have been $454,000.

(8) Earnings per share of the Company for the period from June 27, 1996 (date of conversion) to December 31, 1996, was less than one-half of one cent per share. But for the impact of the special assessment described in Note 7 above, the earnings per share of the Company would have been $.29 per share for the same period. On a weighted average share basis for the period from June 27, 1996 to December 31, 1996 the earnings per share of the Company was $3,070 (net income) divided by 1,070,756 (weighted average shares for such period) or $0.00301.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

                                                MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                ---------      --------     -------------    ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
2000 QUARTER ENDED (1)
Interest income...............................  $    3,615    $    3,757     $    3,793        $  3,671
Non-interest income...........................         220           227            260             215
                                                ----------    ----------     ----------        --------
Total operating income........................       3,835         3,984          4,053           3,886
Interest expense..............................       2,099         2,198          2,335           2,384
Provision for loan losses.....................         120           422          1,898           3,942
Non-interest expense..........................       1,225         1,259          1,259           1,462
                                                ----------    ----------     ----------        --------
Income (loss) before income taxes.............         391           105         (1,439)         (3,902)
Provision (benefit) for income taxes..........         151            37           (563)         (1,506)
                                                ----------    ----------     ----------        --------
Net income (loss).............................  $      240    $       68     $     (876)       $ (2,396)
                                                ==========    ==========     ==========        ========
Basic earnings (loss) per common share........  $      .26    $      .08     $    (1.01)       $  (2.75)
Basic average number of common shares
  outstanding.................................     906,327       869,639        869,807         870,998
Diluted earnings (loss) per common share......  $      .26    $      .08     $    (1.01)       $  (2.75)
Diluted average number of common shares
  outstanding.................................     906,327       869,639        869,807         870,998
Stock prices(2)
  High........................................  $    11.88    $    10.75     $     9.50        $   9.25
  Low.........................................  $     9.81    $     8.00     $     7.56        $   7.25
Cash dividends declared per common share......  $      .07    $      .07     $      .07        $     --

                                                MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                ---------      --------     -------------    ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999 QUARTER ENDED (1)
Interest income...............................  $    3,101    $    3,171     $    3,386        $  3,536
Non-interest income...........................         206           202            218             243
                                                ----------    ----------     ----------        --------
Total operating income........................       3,307         3,373          3,604           3,779
Interest expense..............................       1,777         1,789          1,916           2,050
Provision for loan losses.....................          90           105            120             123
Non-interest expense..........................       1,111         1,177          1,180           1,245(3)
                                                ----------    ----------     ----------        --------
Income before income taxes....................         329           302            388             361
Provision for income taxes....................         125           117            148             139
                                                ----------    ----------     ----------        --------
Net income....................................  $      204    $      185     $      240        $    222
                                                ==========    ==========     ==========        ========
Basic earnings per common share...............  $      .22    $      .20     $      .26        $    .24
Basic average number of common shares
  outstanding.................................     913,971       915,041        916,119         916,101
Diluted earnings per common share.............  $      .22    $      .20     $      .26        $    .24
Diluted average number of common shares
  outstanding.................................     914,577       915,041        916,119         916,101
Stock prices(2)
  High........................................  $    13.44    $    12.63     $    12.38        $  12.25
  Low.........................................  $    12.14    $    11.25     $    11.38        $  10.56
Cash dividends declared per common share......  $      .06    $      .06     $      .06        $    .06

---------------
(1) On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. All per share data have been restated to reflect the stock dividends.

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

REGULATORY AGREEMENTS

     The Company announced on September 25, 2000 that the Savings Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). This Supervisory Agreement formalized the understandings of the OTS and the Bank pursuant to an informal directive issued by the OTS to the Bank on May 17, 2000.

     In conjunction with a routine regulatory examination of the Bank by the OTS, the OTS requested the Bank to enter into the Supervisory Agreement. The Supervisory Agreement was signed on September 20, 2000, (the "Effective Date") and, among other things, places restrictions on the Bank's growth. The Bank may seek modification of this limitation on growth by submission of a written request to the Regional Director of the OTS ("Regional Director") and by obtaining the prior written approval of the Regional Director. Under the Supervisory Agreement, the Bank may not increase its assets in an amount exceeding net interest credited on deposit liabilities (or earnings credited on share accounts) during any calendar quarter, without prior written approval of the Regional Director. Additionally, the Supervisory Agreement requires the Bank or its Board of Directors to review and revise various policies including 1) interest rate risk management, 2) strategic planning to direct the operations and affairs of the Bank and in managing and reducing the interest rate risk of the Bank, 3) investment and underwriting policies, 4) transactions with the affiliates of the Bank, and 5) internal loan and asset classifications policies. The Supervisory Agreement continues the restriction imposed on the Bank by the directive not to extend loans for a business purpose except for those business loans which the Bank was committed to extend on or before May 17, 2000 or which were loans in process. This restriction on the extension of new loans for a business purpose also extends to renewals of business loans with revolving credit or balloon loan features at maturity. The Bank may request that the Regional Director waive this limitation on the extension of an individual commercial loan to a customer, including any revised terms or renewal of a business loan. The restrictions on the Bank's operations were immediately effective and the Supervisory Agreement will remain in place until terminated by the OTS.

     The Company has worked closely with the OTS to implement the Supervisory Agreement and it believes it has materially complied with the Agreement to date. The Bank remains a well-capitalized institution, and the Supervisory Agreement does not result in any interruption of the Bank's day-to-day operations. Management anticipates that compliance with the Supervisory Agreement will not alter the Bank's classification as a well-capitalized institution.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

     In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company and the Savings Bank operate), the impact of competition for the customers of the Savings Bank from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company and the Savings Bank have no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 2001 and any Current Reports on Form 8-K filed by the Company.

                    YEAR ENDED DECEMBER 31, 2000 COMPARED TO
                          YEAR ENDED DECEMBER 31, 1999

FINANCIAL CONDITION

     The Company's consolidated assets increased by $1.2 million or .60% from $200.6 million at December 31, 1999 to $201.8 million at December 31, 2000. The increase in total assets was primarily attributable to a $2.5 million increase in total net loans receivable and an increase in cash and cash equivalents of $673,000 that was partially offset by reductions in investment securities of $4.2 million. The increase in total assets was funded by an increase in deposits and advances from the Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh"). Total deposits increased from $120.5 million at December 31, 1999 to $121.8 million at December 31, 2000, and advances from the FHLB of Pittsburgh rose from $63.0 million at December 31, 1999 to $66.3 million at December 31, 2000. This increase in asset funding from deposits and FHLB of Pittsburgh advances was partially offset by a net loss for the year ended December 31, 2000 of $3.0 million.

     The Savings Bank's net loans receivable increased by $2.5 million or 1.6% from $151.0 million at December 31, 1999 to $153.4 million at December 31, 2000. This rise in total net loan receivables can be traced to two main areas of growth. One-to-four family residential mortgages increased $7.2 million or 7.4%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates competitively. Consumer loans increased $2.6 million or 14.9%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans decreased from $37.0 million at December 31, 1999 to $32.1 million at December 31, 2000. This reduction in commercial business and real estate loans occurred as a part of (i) management's re-evaluation of its commercial loan portfolio and (ii) compliance with the Supervisory Agreement.

     Cash and cash equivalents increased from $5.2 million at December 31, 1999 to $5.9 million at December 31, 2000. The increase of $673,000 in cash and cash equivalents during fiscal 2000 was primarily attributable to the $4.2 million reduction in investment securities and the $3.3 million and $1.3 million increases in FHLB of Pittsburgh loans and deposits, respectively. This was partially offset by the $2.5 million growth in total net loans receivable and the net loss for the year ended of $3.0 million.

     The Savings Bank's total deposits increased $1.3 million or 1.1% from $120.5 million at December 31, 1999 to $121.8 million at December 31, 2000. The growth in deposits during fiscal 2000 was primarily a result of competitive rates and fees that continue to be offered by the Savings Bank. Certificate of deposit and transaction accounts grew $2.2 million and $1.9 million, respectively, for the year ended December 31, 2000. These increases were partially offset by a decrease of $2.8 million in money market and passbook savings accounts. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $3.3 million, or 5.3%, from $63.0 million at December 31, 1999 to $66.3 million at December 31, 2000. Total equity decreased $3.4 million or 22.8%, during fiscal 2000, to $11.5 million at December 31, 2000. The primary reasons for this decrease were a net loss for fiscal 2000 of $3.0 million and treasury stock purchases of $453,000 which occurred between January 1, 2000 and June 30, 2000. On March 30, 2000, the Company initiated plans to repurchase, at market value, up to 5% of its outstanding shares, or 47,356 shares, of common stock through the use of its existing cash and cash equivalents. At December 31, 2000, 1,000 shares had been repurchased under this repurchase plan at a total cost of $8,375. This additional buy back program expired March 30, 2001.

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

     The Savings Bank's net loans receivable increased by $27.1 million or 21.9% from $123.9 million at December 31, 1998 to $151.0 million at December 31, 1999. This rise in total net loan receivables can be traced to three main areas of growth. One-to-four family residential mortgages increased $15.1 million or 18.5%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates competitively. Consumer loans increased $1.6 million or 10.4%, as the Savings Bank strove to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans increased from $27.0 million at December 31, 1998 to $37.8 million at December 31, 1999. The increase in commercial business and commercial real estate loans was accomplished essentially through referrals.

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

     The Savings Bank's total deposits increased $10.8 million or 9.8% from $109.7 million at December 31, 1998 to $120.5 million at December 31, 1999. The growth in deposits during fiscal 1999 was primarily a result of competitive rates and fees that were offered by the Savings Bank. In addition, the two newest branches opened in 1997 and 1998 accounted for 54.5% of the increase in total deposits. At December 31, 1999, our supermarket branch in Washington, PA, which opened in October 1997, had deposits totaling $6.5 million while the Elizabeth Township office, which opened in February 1998, had deposits totaling $6.7 million. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $12.0 million, or 23.5%, from $51.0 million at December 31, 1998 to $63.0 million at December 31, 1999. Total equity increased $193,000 or 1.3%, during fiscal 1999, to $15.0 million at December 31, 1999. The primary reasons for this increase were net income for fiscal 1999 of $851,000 which was partially offset by a decrease in accumulated other comprehensive income of $391,000 and dividends paid of $236,000. On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. In addition, on October 26, 1999, the Company had initiated a plan to repurchase, at market value, up to 5% of its outstanding shares, or 49,848 shares, of common stock through the use of its existing cash and cash equivalents. At December 31, 1999, 7,000 shares had been repurchased under this repurchase plan at a total cost of $85,000.

OPERATING STRATEGY

     The Company and Savings Bank intend to reduce operating expenses, increase the deposit customer base, and continue an emphasis on residential mortgage loans. In addition, management is committed to working closely with various financial consultants to improve business operations and to working closely with the OTS concerning issues raised in the Supervisory Agreement. The Company continues to improve and comply with all terms of the Supervisory Agreement. To date the Company has increased the staff and expertise of the commercial loan department and put in place a new reporting structure. With these changes, the Company has continued to adjust and improve procedures and continue to monitor closely all policy controls. It is the intent of the Company to continue to work towards a favorable examination from the OTS in the future and have the ability to re-enter the real estate backed commercial loan business.

     The Savings Bank continued to experience increased competition from mortgage brokers and other financial entities for its one-to-four family residential real estate lending activities in the early 1990s. This increased competition has led to a reduction in margins for residential real estate lending. The Savings Bank's total loans receivable attributable to one-to-four family residential loans, which amounted to $65.1 million or 56.8% of total assets at December 31, 1996, was $103.3 million at December 31, 2000 but had declined as a percentage of total assets to 51.2%. During the same period, the Savings Bank's total loans receivable attributable to commercial business, commercial real estate, construction and consumer loans, which amounted to $12.2 million or 10.7% of total assets at December 31, 1996, had increased to $53.6 million at December 31, 2000 or 26.6% of total assets.

Management attributes this shift in asset composition to an increase in deposits and borrowings over the same period (from $98.3 million at December 31, 1996 to $188.1 million at December 31, 2000) and increased efforts on the part of management to find customers with various loan needs. In addition, management desires to increase the Savings Bank's commercial and consumer loans to offset its exposure to interest rate risk associated with long term fixed rate residential mortgages in excess of 15 years.

     The Savings Bank's percentage of adjustable-rate mortgages in its mortgage portfolio had been declining due to lack of demand. As fixed-loan rates had remained affordable, the adjustable-rate mortgage had become less attractive to potential customers. However, in fiscal year 2000, with fixed-rate one-to-four family residential mortgage market rates elevated, the Savings Bank introduced a five-year adjustable product. At December 31, 2000, total balances in this new product were $7.3 million. Adjustable-rate mortgages constituted 20.7% of the Savings Bank's one-to-four family residential mortgage portfolio as of December 31, 2000 compared to 16.7% as of December 31, 1999. Fixed-rate mortgages made up the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio at December 31, 2000 and December 31, 1999. Management realizes the importance of adjustable-rate mortgages to interest rate risk management and presently intends to continue to emphasis the five-year adjustable-rate mortgage product. However, management realizes that it will have to provide fixed-rate one-to-four family residential mortgages but will provide a broad range of mortgage products with varying maturities.

     The Savings Bank strives to maintain deposits as its primary source of funds to meet loan demand and to maintain outstanding loan balances. However, during periods of strong loan growth, the Savings Bank will fund the growth in assets with borrowings from the FHLB of Pittsburgh. Investment securities and mortgage-backed securities are acquired based on the decisions of Investment/Asset and Liability Committee ("ALCO"). When the Savings Bank has excess cash and when management believes the yields and the maturities are attractive, investment and mortgaged-backed securities are purchased. Excess cash (cash in excess of vault cash and other operating cash needs) is primarily deposited in an interest bearing demand deposit account with the FHLB of Pittsburgh. Cash and cash equivalents typically decline in periods of high loan demand and increase in periods of reduced loan demand. As of December 31, 1999, outstanding borrowings from the FHLB of Pittsburgh stood at $63.0 million and as of December 31, 2000 such borrowings had increased to $66.3 million. This increased borrowing occurred due to loan growth exceeding deposit growth.

     Management's strategy in the past few years has been to immediately invest funds received from prepayments and repayments of loans and associated mortgage-backed securities into short-term liquid investments. For the longer term it was anticipated that a significant portion of these funds would be used to fund fixed-rate or adjustable-rate mortgage loans with various maturities. Depending upon then current interest rates and management's estimate of how such rates merit change to the portfolio, the Company also purchased investment securities with various maturities. Also prior to 2000, the Bank promoted 30-year fixed rate mortgages.

     The prior strategy increased interest rate risk exposure due by funding primarily fixed-rate mortgages and longer-term investment securities. At this time, management continues to take action to reduce exposure to changing interest rates. Some of these actions include reducing originations of 30-year fixed-rate one-to-four family residential mortgages, entering into agreement(s) for secondary lending, highlighting 5-year adjustable one-to-four family residential mortgages, strongly managing selected asset growth, strategically extending the terms of certificate of deposits and borrowings and maintaining effective interest rate spreads.

     The Supervisory Agreement entered into with the OTS places restrictions on the Bank's growth and commercial lending opportunities. Management has worked closely with the OTS to implement the Supervisory Agreement and believes it has materially complied with the Supervisory Agreement to date. Future investment strategies will be limited until the restrictions under the Supervisory Agreement are eased or removed. The investment strategy is also based on management's assessment of future economic conditions and is subject to change.

ASSET AND LIABILITY MANAGEMENT

     The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in its asset and liability mix, to determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, to establish prudent asset concentration guidelines and to manage the risk consistent with Board approved guidelines. The Savings Bank concentrates on maintaining a sufficient deposit base to fund loan activities and securities investments. A large core deposit base (defined as transaction accounts, passbook savings accounts and money market savings accounts) provides the Savings Bank with a lower cost source of funds relative to its alternative principal borrowing sources, i.e., advances from the FHLB of Pittsburgh. Management calculates its cost of funds and chooses interest-bearing assets in excess of its average cost of funds or its marginal cost of funding. In periods of relatively low interest rates, the Savings Bank may price its certificates of deposit in excess of its competition to attract and maintain deposits (i) to avoid increased borrowing, or to reduce the outstanding borrowings, from the FHLB of Pittsburgh or (ii) to avoid selling investment securities to maintain liquidity needs. This strategy will result in periods of reduced net interest income and net income if the Savings Bank is unable to invest deposits in interest-bearing assets with sufficient yield to maintain its average interest rate spread between its assets and liabilities.

     The Company seeks, through the ALCO, to reduce the vulnerability of its operations to changes in interest rates and to manage the difference between amounts of interest-rate sensitive assets and interest-rate sensitive liabilities within specified maturities or repricing dates. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2000, the amount of the Savings Bank's interest-bearing liabilities that were estimated to mature or reprice within one year exceeded the Savings Bank's interest-earning assets with the same characteristics by $22.0 million or 10.9% of the Savings Bank's total assets. This compares to $31.2 million or 15.7% of the Savings Bank's total assets at December 31, 1999. The Board of Governors of the Federal Reserve System lowered the discount rate twice in January 2001 by 50 basis points each and an additional 50 basis points in March 2001. However, the Board of Governors of the Federal Reserve System could reverse this lowering and raise the discount rate charged to member banks during 2001, and thus interest rates within the United States' economy will rise. The Savings Bank's net income could be negatively affected by such increases in the discount rate. In addition, ALCO reviews, among other things, the sensitivity of the Savings Bank's assets, liabilities, and net interest income to interest rate changes, unrealized gains and losses, purchase activity and maturities of all interest bearing assets and liabilities. In connection therewith, the ALCO generally reviews and manages the Savings Bank's liquidity, cash flow needs, capital planning, maturities of investments, deposits and borrowings, current market conditions and interest rates, and pricing of its deposit and loan products. The Chief Executive Officer, Chief Financial Officer and President of the Savings Bank have authority to adjust pricing weekly with respect to the Savings Bank's retail deposits.

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

     The OTS provides all institutions that file a schedule titled the Consolidated Maturity & Rate Schedule ("CMR") as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of NPV. The OTS simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of NPV. The OTS model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the Treasury yield curve shifts instantaneous and parallel up and down 100 to 300 basis points in 100 basis points increments. The OTS allows savings associations under $500 million in total assets to use the results of their interest rate sensitivity model, which is based on information provided by the savings association, to estimate the sensitivity of NPV.

     The OTS model utilizes an option-based pricing approach to estimate the sensitivity of mortgage loans. The most significant embedded option in these types of assets is the prepayment option of the borrowers. The OTS model uses various price indications and prepayment assumptions to estimate the sensitivity of mortgage loans.

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

     The following table presents the Savings Bank's NPV as of December 31, 2000, as calculated by the OTS in accordance with its model, based on information provided to the OTS by the Savings Bank. The chart does not include the impact of any interest or dividend earning assets held at the Company level. The effect of market rate shifts on these assets need not be reported to the OTS.

                                              (DOLLARS IN THOUSANDS)
                                        -----------------------------------
                                             NET PORTFOLIO VALUE (NPV)
                                        -----------------------------------
                                                                   PERCENT
           CHANGE IN RATES                 NPV                    CHANGE OF
            (EXPRESSED AS               EXPRESSED                 ESTIMATED
            BASIS POINTS)                 IN $      $ CHANGE(1)    NPV(2)     NPV RATIO(3)   CHANGE(4)
           ---------------              ---------   -----------   ---------   ------------   ---------
+300..................................     3,979        -8,934       -69          2.10        -423 bp
+200..................................     6,957        -5,956       -46          3.58        -275 bp
+100..................................    10,010        -2,903       -22          5.03        -130 bp
 0....................................    12,913                                  6.33
-100..................................    13,830           917        +7          6.69         +36 bp
-200..................................    13,749           836        +6          6.59         +26 bp
-300..................................    14,041         1,128        +9          6.65         +32 bp

---------------
(1) Represents the (deficiency) excess of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.

(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

(3) Calculated as the estimated NPV divided by the present value of the Savings Bank's assets.

(4) Calculated as the (deficiency) excess of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

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

     Based upon the above calculations, the percent change of estimated NPV for a 200 basis point increase in prevailing rates changed from a negative 51 at December 31, 1999 to a negative 46 at December 31, 2000. In addition, after a 200 basis point increase in prevailing rates, the resulting NPV ("Post-Shock Ratio") was 3.58% and the change in the NPV ("Sensitivity Measure") was -275 basis points at December 31, 2000. This compares to an 3.53% post-shock ratio and a -337 basis point sensitivity measure at December 31, 1999. The decrease in interest rate risk at December 31, 2000 compared to the prior year was the result of specific strategies undertaken by the Savings Bank during fiscal 2000 and falling market rates toward the end of 2000. Specific strategies include reducing originations of 30-year fixed-rate one-to-four family residential mortgages, highlighting 5-year adjustable one-to-four family residential mortgages, strongly managing selected asset growth, strategically extending the terms of certificate of deposits and borrowings and maintaining effective spreads. ALCO realizes the importance in managing interest rate risk and will continue to implement strategies to reduce interest rate risk to more appropriate levels established by the Savings Bank's Board of Directors. Management will continue to review the NPV and Interest Rate Risk ("IRR") measurements and make necessary strategic decisions to manage interest rate risk effectively.

RESULTS OF OPERATIONS

     AVERAGE BALANCES, INTEREST INCOME, INTEREST EXPENSE AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average consolidated balance sheet. Information is based on average daily balances during the periods presented.

                               AT                           YEAR ENDED DECEMBER 31,
                          DECEMBER 31,   -------------------------------------------------------------
                              2000                   2000                            1999
                          ------------   -----------------------------   -----------------------------
                            AVERAGE                            AVERAGE                         AVERAGE
                             YIELD/      AVERAGE               YIELD/    AVERAGE               YIELD/
                              RATE       BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                          ------------   --------   --------   -------   --------   --------   -------
                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment
    securities(1).......      6.66%      $ 27,232   $ 1,739      6.39%   $ 26,766   $ 1,634      6.11%
  Loans receivable(2)
    Commercial..........     10.44         21,418     2,158     10.08      20,132     1,881      9.34
    Real estate loans...      7.53        119,515     8,606      7.20     101,421     7,421      7.32
    Consumer............      8.48         18,796     1,557      8.28      16,585     1,281      7.72
                                         --------   -------              --------   -------
    Total Loans
      Receivable........      8.02        159,729    12,321      7.71     138,138    10,583      7.66
  Mortgage-backed
    securities(1).......      6.34         10,486       662      6.31      12,416       761      6.13
  Other interest-earning
    assets..............      6.40          3,956       115      2.91       5,431       216      3.97
                                         --------   -------              --------   -------
    Total
      interest-earning
      assets............      7.67%      $201,403   $14,837      7.37%   $182,751   $13,194      7.22%
Non-interest-earning
  assets................                    4,504                           5,352
                                         --------                        --------
    Total assets........                 $205,907                        $188,103
                                         ========                        ========
Interest-bearing
  liabilities:
  Deposits..............      4.23%      $122,079   $ 4,893      4.01%   $117,163   $ 4,525      3.86%
  FHLB advances.........      6.28         67,116     4,123      6.14      54,040     3,007      5.56
                                         --------   -------              --------   -------
    Total
      interest-bearing
      liabilities.......      4.95%      $189,195   $ 9,016      4.77%   $171,203   $ 7,532      4.40%
Non-interest-bearing
  liabilities...........                 $  2,433                        $  1,956
                                         --------                        --------
    Total liabilities...                 $191,628                        $173,159
Equity..................                   14,279                          14,944
                                         --------                        --------
    Total liabilities
      and equity........                 $205,907                        $188,103
                                         ========                        ========
Net interest-earning
  assets................                 $ 12,208                        $ 11,548
                                         ========                        ========
Net interest
  income/interest rate
  spread................      2.72%                 $ 5,821      2.60%              $ 5,662      2.82%
                              ====                  =======    ======               =======    ======
Net yield on
  interest-earning
  assets(3).............                                         2.89%                           3.10%
                                                               ======                          ======
Ratio of average
  interest-earning
  assets to average
  interest-bearing
  liabilities...........                                       106.45%                         106.75%
                                                               ======                          ======

                             YEAR ENDED DECEMBER 31,
                          -----------------------------
                                      1998
                          -----------------------------
                                                AVERAGE
                          AVERAGE               YIELD/
                          BALANCE    INTEREST    RATE
                          --------   --------   -------
                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment
    securities(1).......  $ 33,783   $ 2,137      6.33%
  Loans receivable(2)
    Commercial..........    19,265     1,374      9.42
    Real estate loans...    77,854     6,135      7.31
    Consumer............    14,690     1,180      8.03
                          --------   -------
    Total Loans
      Receivable........   111,809     8,689      7.77
  Mortgage-backed
    securities(1).......     9,295       590      6.34
  Other interest-earning
    assets..............     5,988       256      4.27
                          --------   -------
    Total
      interest-earning
      assets............  $160,875   $11,672      7.26%
Non-interest-earning
  assets................     5,116
                          --------
    Total assets........  $165,991
                          ========
Interest-bearing
  liabilities:
  Deposits..............  $ 99,343   $ 3,976      4.00%
  FHLB advances.........    49,144     2,709      5.51
                          --------   -------
    Total
      interest-bearing
      liabilities.......  $148,487   $ 6,685      4.50%
Non-interest-bearing
  liabilities...........  $  1,987
                          --------
    Total liabilities...  $150,474
Equity..................    15,517
                          --------
    Total liabilities
      and equity........  $165,991
                          ========
Net interest-earning
  assets................  $ 12,388
                          ========
Net interest
  income/interest rate
  spread................             $ 4,987      2.76%
                                     =======    ======
Net yield on
  interest-earning
  assets(3).............                          3.10%
                                                ======
Ratio of average
  interest-earning
  assets to average
  interest-bearing
  liabilities...........                        108.34%
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

                                                             YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------------
                                              2000 VS. 1999                            1999 VS. 1998
                                  -------------------------------------    -------------------------------------
                                     INCREASE                                 INCREASE
                                    (DECREASE)                               (DECREASE)
                                      DUE TO                   TOTAL           DUE TO                   TOTAL
                                  --------------    RATE/     INCREASE     --------------    RATE/     INCREASE
                                  RATE    VOLUME   VOLUME    (DECREASE)    RATE    VOLUME   VOLUME    (DECREASE)
                                  -----   ------   -------   ----------    -----   ------   -------   ----------
                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable, net.........  $ 118   $1,615    $  5       $1,738      $ (57)  $2,071    $(120)     $1,894
  Mortgage-backed securities....     22    (118)      (3)         (99)       (20)    198        (7)        171
  Investment securities.........     75      28        2          105        (74)   (444)       15        (503)
  Other interest-earning
    assets......................    (58)    (59)      16         (101)       (18)    (24)        2         (40)
                                  -----   ------    ----       ------      -----   ------    -----      ------
    Total interest-earning
      assets....................  $ 157   $1,466    $ 20       $1,643      $(169)  $1,801    $(110)     $1,522
                                  -----   ------    ----       ------      -----   ------    -----      ------
Interest-bearing liabilities:
  Deposits......................  $ 176   $ 190     $  2       $  368      $(139)  $ 713     $ (25)     $  549
  FHLB advances.................    313     727       76        1,116         25     270         3         298
                                  -----   ------    ----       ------      -----   ------    -----      ------
    Total interest-bearing
      liabilities...............    489     917       78        1,484       (114)    983       (22)        847
                                  -----   ------    ----       ------      -----   ------    -----      ------
(Decrease) increase in net
  interest income...............  $(332)  $ 549     $(58)      $  159      $ (55)  $ 818     $ (88)     $  675
                                  =====   ======    ====       ======      =====   ======    =====      ======

     NET INCOME. The Company reported a consolidated net loss of $3.0 million for fiscal 2000 and consolidated net income of $851,000 and $743,000 for the fiscal years ended December 31, 1999 and 1998, respectively. The net loss of $3.0 million for the year ended December 31, 2000 represented a $3.8 million decrease from the $851,000 net income for the same period in 1999. This decrease was primarily the result of increases in the provision for losses on loans of $5.9 million and increases in total other expenses of $489,000. This was partially offset by an income tax benefit of $1.9 million for the year ended December 31, 2000 compared to an income tax expense of $528,000 for the same period in 1999. In addition, net interest income before provision for loan losses increased 2.8% or $159,000.

     The $108,000 or 14.5% increase in net income for fiscal 1999 when compared to fiscal 1998 was attributable to an increase of $676,000 or 13.6% increase in net interest income and a $267,000 or 52.3% increase in fees and service charges which was partially offset by a $619,000 or 15.1% increase in non-interest expense and an increase of $229,000 in provision for loan losses.

     NET INTEREST INCOME. Net interest income before provision for loan losses amounted to $5.8 million during fiscal 2000, compared to $5.7 million during fiscal 1999 and compared to $5.0 million during fiscal 1998. During fiscal 2000, the $159,000 or 2.8%, increase in net interest income compared with fiscal 1999 was primarily attributable to an increase in total loans receivable. An increase of $21.6 million occurred in average total loans receivable for fiscal 2000 compared to fiscal 1999 of which $13.6 million was attributable to one-to-four family residential loans. Average balances of interest-earning assets increased $18.7 million or 10.2% while average interest-bearing liabilities increased $18.0 million, or 10.5%. The growth in average balances on interest-earning assets was the primary reason for the increased interest income of $1.6 million or 12.5% while the increased interest expense of $1.5 million or 19.7% occurred due to higher volume and rates.

     The $1.6 million increase in total interest income during the year ended December 31, 2000 over the prior comparable period was primarily due to a $1.7 million or 16.4% increase in interest and fees on loans. The increase in interest earned on loans during fiscal 2000 was primarily due to a rise in average balances of loans receivable of $21.6 million or 15.6%. Management continued to grow its traditional one-to-four family residential loans from $96.2 million at December 31, 1999 to $103.3 million at December 31, 2000.

     The increase in interest expense in 2000, compared with 1999, was primarily a result of an increase in the Savings Bank's average interest-bearing liabilities from $171.2 million to $189.2 million. This increase resulted from an increased volume of average deposits of $4.9 million or 4.2% and a $13.1 million or 24.2% increase in average borrowings. The increase in average borrowings developed to fund the growth in assets, primarily loans, of the Savings Bank. In addition, interest expense rose due to an increase in the average rate paid on interest-bearing liabilities from 4.40% during fiscal 1999 to 4.77% during fiscal 2000.

     During fiscal 1999, the $676,000 or 13.6%, increase in net interest income compared with fiscal 1998 was primarily attributable to an increase in loan originations. Average balances of interest-earning assets increased $21.9 million, or 13.6% while average interest-bearing liabilities increased $22.7 million, or 15.3%. The increase in both average assets and liabilities was due directly to management's intent to leverage the Company's capital by funding the growth in assets, particularly loans, with deposits and FHLB advances. The growth in average balances on interest-earning assets and interest-bearing liabilities, during fiscal 1999, were the primary reasons for the increased interest income of $1.5 million or 13.0% and increased interest expense of $847,000 or 12.7%, respectively.

     The $1.5 million increase in total interest income during the year ended December 31, 1999 over the prior comparable period was primarily due to a $1.9 million or 21.8% increase in interest and fees on loans which was partially offset by a $503,000 or 23.5% reduction in interest and dividends on other investment securities. The increase in interest earned on loans and interest and dividends on other investment securities during fiscal 1999 was primarily due to a rise in average balances of loans receivable of $26.3 million or 23.5%. Management continued to grow its traditional one-to-four family residential loans from $81.3 million at December 31, 1998 to $96.2 million at December 31, 1999. In addition, management increased its commercial business and real estate loans from $18.7 million and $7.6 million at December 31, 1998, respectively, to $20.9 million and $16.1 million at December 31, 1999, respectively.

     The increase in interest expense in 1999, compared with 1998, was primarily a result of an increase in the Savings Bank's average interest bearing liabilities from $148.5 million to $171.2 million. This increase resulted from an increased volume of average deposits of $17.8 million or 17.9% and a $4.9 million or 10.0% increase in average borrowings. The increase in average borrowings arose to fund the growth in assets, primarily loans, of the Savings Bank.

     PROVISION FOR LOAN LOSSES. For the year ended December 31, 2000, the provision for loan losses was $6.4 million. For the two years ended December 31, 1999 and 1998, provisions for loan losses were $438,000 and $209,000, respectively. The increase in provision for loan losses of $5.9 million for fiscal 2000 when compared to fiscal 1999 was primarily a result of commercial business and commercial real estate loan reviews. The Savings Bank establishes a provision for loan losses that is charged to operations. The allowance for loan losses is maintained at a level that is deemed to be appropriate based upon a comprehensive methodology that is to be updated on a monthly basis. This methodology includes:

     - A detailed review of all criticized and impaired loans is performed to determine if any specific reserve allocations are required on an individual loan basis. The specific reserve established for these criticized and impaired loans is based on analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor.

     - The application of reserve allocations to all outstanding loans and certain unfunded commitments is based upon review of historical losses and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, borrowers' experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions.

     - The application of reserve allocations for all commercial and commercial real estate loans are calculated by using a risk rating system. All loans are assigned risk ratings based upon an internal review. There are ten risk ratings, and each rating has a corresponding reserve factor that is used to calculate the required reserve.

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

     After completion of this process, management evaluates the adequacy of the existing reserve and establishes the provision level for the next month. The OTS has noted weaknesses in the loan classification process and the Savings Bank is continuing to take steps to rectify these weaknesses.

     When it is determined that the prospects for recovery of the principal of a loan have significantly diminished, the loan is charged against the allowance account; subsequent recoveries, if any, are credited to the allowance account. In addition, nonperforming, delinquent loans greater than ninety days and problem loans are to be reviewed monthly to determine potential losses. Generally, consumer loans are considered losses when 180 days past due. The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. Therefore, the entire allowance for loan losses is available to absorb future loan losses in any loan category. During the year ended December 31, 2000, the Savings Bank charged off three commercial real estate loans totaling $989,000, thirty-one commercial business loans totaling $3.0 million, one one-to-four family residential loan totaling $5,000 and eight consumer loans totaling $16,000.

     Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provision for loan losses in the future as a result of commercial and consumer loans, future changes in the economy or for other adverse reasons discovered from the methodology described above. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its nonperforming assets based on their judgments from information available at the time of their examination. The OTS last examined the Savings Bank as of March 31, 2000. The Savings Bank will continue its review of the commercial loan portfolio for any further developments and the allowance for loan loss will be adjusted accordingly.

     OTHER INCOME. Total other income amounted to $921,000 for the year ended December 31, 2000, an increase of $51,000 or 5.9% from the $870,000 earned in fiscal 1999. Increased transaction fees of $131,000 accounted for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include interest bearing and non-interest bearing checking accounts, from $21.0 million at December 31, 1999 to $22.9 million at December 31, 2000. The additional transaction accounts have also resulted in increased costs due to higher employee manhours to administer such transactions.

     Total other income amounted to $870,000 for the year ended December 31, 1999, an increase of $336,000 or 62.9% from the $534,000 earned in fiscal 1998. Increased transaction fees of $266,000 primarily accounted for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include interest-bearing and non-interest bearing checking accounts, from $17.5 million at December 31, 1998 to $21.0 million at December 31, 1999. In addition, other income benefited from a $73,000 gain on sale of investments during fiscal 1999 as compared to a $7,000 loss on sale of investments during fiscal 1998.

     OTHER EXPENSES. Total other expenses amounted to $5.2 million for the year ended December 31, 2000, an increase of $489,000 or 10.4% from the $4.7 million incurred in fiscal 1999. The major factors for this increase were legal and consulting fees associated with rectifying asset quality concerns and regulatory matters raised in the Supervisory Agreement entered into with the OTS. Legal fees and consulting fees rose $140,000 and $122,000, respectively, in fiscal 2000 as compared to fiscal 1999. Another reason for the increases in total other expenses was a $78,000 or 3.2% rise in salaries and employee benefits. This increase occurred due to the hiring of two additional full-time employees in order to strengthen the commercial loan area and approved salary increases for its existing employees.

     Total other expenses amounted to $4.7 million for the year ended December 31, 1999, an increase of $619,000 or 15.1% from the $4.1 million incurred in fiscal 1998. One of the reasons for the increase was a $455,000 or 22.5% increase in salaries and employee benefits. This was attributable to a one-time charge of $112,000 in connection with the fourth quarter retirement of former Savings Bank and Company President Robert S. Zyla due to a physical disability, an additional employee hired for operations due to increased services provided by the Savings Bank, an additional employee hired for commercial loan expansion, and approved salary and bonus increases for its existing employees. Another reason for the increase in other expenses was a rise in premises and occupancy costs of $54,000 or 10.2% primarily due to higher depreciation expenses associated with furniture and equipment. Lastly, transaction processing costs rose $55,000 or 21.7% during 1999. The rise in transaction processing costs was primarily the result of the growth in transaction accounts and the associated costs of administering these types of accounts.

     INCOME TAXES. For the fiscal year ended December 31, 2000, the Company had an income tax benefit of $1.9 million as compared to an income tax expense of $528,000 and $473,000 for the fiscal years ended December 31, 1999 and 1998, respectively. The effective tax rate was 38.8% during the year ended December 31, 2000, compared to 38.3% during the year ended 1999, and 38.9% in fiscal 1998. The Company recognized a loss before income taxes of $4.8 million compared to income before income taxes of $1.4 million and this loss resulted in a decrease in income taxes in fiscal 2000 compared to fiscal 1999. For further information, see Note 11 of the Notes to Consolidated Financial Statements.

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

     During the years ended December 31, 2000 and 1999, the Company's operating activities provided net cash of approximately $1.4 million and $1.9 million, respectively. The $1.4 million net cash provided during the year ended December 31, 2000 was primarily due to $6.4 million in provision for loan losses and $317,000 in depreciation of premises and equipment that was partially offset by a net loss of $3.0 million and an increase in deferred income taxes of $2.0 million. The $1.9 million net cash provided during the year ended December 31, 1999 was primarily due to $851,000 in net income, $438,000 in provision for loan losses, and $344,000 in depreciation of premises and equipment. The primary reasons for the $890,000 net cash provided during the year ended December 31, 1998 was $743,000 in net income, $209,000 in provision for loan losses, and $306,000 in depreciation of premises and equipment, which was partially offset by a $398,000 increase in other assets.

     Net cash used by investing activities was $4.6 million for the year ended December 31, 2000. During the year ended December 31, 2000, the Savings Bank originated $8.8 million in new loans in excess of principal payments received on existing loans which was partially offset by $1.7 million of principal payments on mortgaged-backed securities and a maturity of $1.0 million held to maturity security. Net cash used by investing activities was $29.4 million for the year ended December 31, 1999. The primary reason for the $29.4 million net cash used by investing activities was that the Savings Bank originated $27.5 million in new loans in excess of principal payments received on existing loans. Net cash used by investing activities was $25.8 million for the year ended December 31, 1998. During the year ended December 31, 1998, the Savings Bank originated $27.9 million in new loans in excess of principal payments received on existing loans. The Savings Bank purchased $16.7 million of investment and mortgage-backed securities designated held to maturity due to their longer-term maturity structure and purchased $6.7 million of investment and mortgage-backed securities designated available for sale. In addition, $17.0 and $5.6 million held to maturity and available for sale securities, respectively, were called during fiscal 1998.

     During fiscal 2000, the Savings Bank experienced a $3.8 million increase in net cash provided by financing activities primarily due to increases in certificate accounts of $2.2 million and increases in net Federal Home Loan Bank advances of $3.3 million. This was partially offset by a decrease in money market, NOW and passbook savings accounts ("Core Deposits") of $893,000, purchases of treasury stock of $453,000 and cash dividends of $202,000. Net cash provided by financing activities for the year ended December 31, 1999, was $22.5 million, attributable to increases in core deposits and certificate accounts of $8.9 million and $1.9 million, respectively, and increases in net Federal Home Loan Bank advances of $12.0 million. This was partially offset by cash dividends paid of $236,000 and treasury stock purchases of $85,000. Net cash provided by financing activities for the year ended December 31, 1998, was $32.8 million, attributable to increases in core deposits and certificate accounts of $8.4 million and $10.1 million, respectively, and increases in net Federal Home Loan Bank advances of $16.3 million. In addition, the Company purchased $1.4 million of treasury stock during fiscal 1998.

     The primary sources of funds for the Savings Bank are deposits, advances from the FHLB of Pittsburgh, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and funds provided from operations. The primary sources of funds for the Company are dividends from the Savings Bank, repayments by the ESOP of the loan it received from the Company, loan repayments from officer for loan made by the Company, interest and dividends on debt and equity investments in other companies and interest earned on deposits of the Company held at Savings Bank and short-term investments. While scheduled loan and mortgage-backed securities repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed securities prepayments, and investment securities with callable features are greatly influenced by the movement of interest rates in general, economic conditions or competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable by the ALCO. In addition, the Savings Bank invests in short-term interest-earning assets, which provides liquidity to meet lending requirements. The Savings Bank has also utilized advances from the FHLB of Pittsburgh. At December 31, 2000, the Savings Bank's maximum borrowing capacity with the FHLB of Pittsburgh was $124.1 million of which $66.3 million was borrowed pursuant to various term loans with maturities of less than ten years.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, interest bearing deposits with other institutions (including the FHLB of Pittsburgh), U.S. Government, U.S. Government agencies and other qualified investments. On a longer-term basis, the Company, through the operation of the Savings Bank, maintains a strategy of investing in various mortgage-backed securities and other investment securities and lending products as described in greater detail under the heading "Business of the Company," which is hereinafter set forth. During the year ended December 31, 2000, the Savings Bank used its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to fund loan commitments, and to increase the Savings Bank's one-to-four family mortgage loan and consumer loan portfolios. The Savings Bank has outstanding loan commitments (i.e. one-to-four family and home equity loan commitments, credit card limits and commercial loan commitments) to extend credit approximating $9.9 million as of December 31, 2000. Certificates of deposit scheduled to mature in one year or less at December 31, 2000 totaled $35.6 million.

     Consolidated cash and cash equivalents increased by $673,000 between December 31, 1999 and December 31, 2000. As of December 31, 2000, the consolidated cash and cash equivalents of the Company amounted to $5.9 million or 2.9% of assets, of which $4.6 million was invested in interest bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank was $31.2 million or 15.4% of assets at December 31, 2000. As of December 31, 2000, $502,000 of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $3.5 million have maturities of one to five years. The Company's consolidated net interest margin was 2.89% for the year ended December 31, 2000 compared to 3.10% for the same period in 1999.

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

     The Savings Bank is required by the OTS to maintain average daily balances of liquid assets (as defined in OTS regulations) in an amount equal to 4.0% of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank's average monthly liquidity ratio at December 31, 2000 was 28.4%.

     The Company, as a separately incorporated holding company, has no significant operations other than serving as sole stockholder of the Savings Bank. On an unconsolidated basis, the Company has no paid employees. The Company has entered into a reimbursement agreement with the Savings Bank pursuant to which the Company will reimburse the Savings Bank for certain work performed by Savings Bank employees at the Company level. At December 31, 2000, the Company's assets consist of its investment in the Savings Bank, its receivable from the ESOP, a loan to a director totaling $217,000, debt and equity investments with an aggregate market value of $919,000 at December 31, 2000, other assets of $175,000 and deposits maintained with the Savings Bank. At December 31, 2000, the Company had borrowed $340,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. Its sources of income will consist of earnings from the investment in such debt and equity securities, interest on such deposits and interest from the ESOP obligation and officer loan. The only expenses of the Company relate to its reporting obligations to the OTS, its reporting obligations under the Exchange Act and related expenses to operate as a publicly traded company. Management believes that the Company and the Savings Bank currently have adequate liquidity available to respond to its obligations.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. As amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an Amendment of FASB Statement No. 133," the standard is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001.

     The FASB has also issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133," which amends the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities.

     The FASB has additionally issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities -- a Replacement of FASB Statement No. 125." effective for transfers and extinguishments after March 31, 2001.

     The impact and adoption of these standards is not expected to materially affect the Company's financial condition or results of operations.

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

     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                         YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                     2000          1999         1998
                                                  -----------    --------    ----------
Basic (loss) earnings per share(1):
  Net (loss) income.............................  $(2,964,160)   $851,314    $  743,087
  Average shares outstanding....................      879,144     915,316       991,452
  (Loss) earnings per share.....................  $     (3.37)   $   0.93    $     0.75
Diluted (loss) earnings per share(1):
  Net (loss) income.............................  $(2,964,160)   $851,314    $  743,087
  Average shares outstanding....................      879,144     915,316       991,452
  Stock options.................................           --         151         9,493
                                                  -----------    --------    ----------
  Diluted average shares outstanding............      879,144     915,467     1,000,945
  (Loss) earnings per share.....................  $     (3.37)   $   0.93    $     0.74

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

     Options to purchase 106,210 94,826 and 14,315 shares of common stock were outstanding during fiscal 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods.

                            BUSINESS OF THE COMPANY

GENERAL

     The Company is a savings and loan holding company that holds the capital stock of one subsidiary, the Savings Bank. As of December 31, 2000, the Company also owns a loan receivable from the ESOP, a loan to a director totaling $217,000, holds debt and equity investments with a market value totaling $919,000 at December 31, 2000, other assets of $175,000 and maintains deposit accounts with the Savings Bank. At December 31, 2000, the Company had borrowed $340,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. The principal business operations of the Company are conducted through the Savings Bank.

LENDING ACTIVITIES

     GENERAL. The Savings Bank's lending operations follow the traditional pattern of primarily emphasizing the origination of one-to-four family residential loans for portfolio retention. However, since 1996, the Savings Bank has expanded its loan products by emphasizing other types of lending in order to meet its customer's demands. These include commercial business loans, commercial real estate loans, construction loans, and consumer loans, including home equity or home improvement loans, automobile loans, student loans, credit card loans, cash collateral personal loans and unsecured personal loans.

     At December 31, 2000, the Savings Bank's total loan portfolio amounted to $156.9 million, or 77.8% of total assets at that date. The Savings Bank has traditionally concentrated its lending activities on one-to-four family residential mortgages in its primary market. Consistent with this lending orientation, $103.3 million or

65.9% of the Savings Bank's total loan portfolio consisted of one-to-four family residential loans at December 31, 2000.

     Management intends that one-to-four family residential mortgage loans will be the primary lending activity of the Savings Bank. One-to-four family residential mortgages advanced by the Savings Bank have increased from $81.3 million at December 31, 1998, to $96.2 million at December 31, 1999, to $103.3 million at December 31, 2000. The percentage of one-to-four family mortgages to total loan portfolio has stabilized from 64.7% at December 31, 1998, to 62.8% at December 31, 1999 to 65.9% at December 31, 2000. Management is committed to aggressively market the residential mortgage products of the Savings Bank, but management realizes that it can no longer hold for its own portfolio all of the one-to-four family residential mortgages originated by the Bank. This is due to smaller profit margins and often higher interest rate risk concerns. To mitigate these risks, management intends in fiscal year 2001 to sell excess one-to-four family residential mortgage demand originated in fiscal year 2001 in the secondary market. Although such mortgage loans may be sold, the Savings Bank may retain the servicing of such loans and would earn a fee for such activities.

     Consumer loans, which are of shorter maturity and at higher margins above cost of funds, have risen from $15.7 million at December 31, 1998, to $17.3 million at December 31, 1999, to $19.9 million at December 31, 2000. Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. Management decided to increase home equity loans primarily because this type of loan is secured by real estate through a first or second lien. As a result, home equity loans have risen from $9.8 million at December 31, 1998, to $10.9 million at December 31, 1999 to $12.9 million at December 31, 2000. Management has also sought through the promotion of automobile, student and credit card loans to increase consumer loans. The percentage of consumer loans against total loan receivables went from 12.5% at December 31, 1998, to 11.3% at December 31, 1999, to 12.7% at December 31, 2000.
Management is committed to further increases in consumer loan balances.

     The Savings Bank pursued a policy prior to fiscal 2000 to grow its commercial business loan and commercial real estate loan portfolio. Commercial business loans and commercial real estate loans balances were $26.3 million at December 31, 1998, $37.0 million at December 31, 1999 and $32.1 million at December 31, 2000 Each of the foregoing figures shows gross loan receivables with no allocation for bad debt reserve or other contra accounts. The percentage of commercial business loans and commercial real estate loans against total loans receivable has changed from 21.0% at December 31, 1998, to 24.1% at December 31, 1999 to 20.5% at December 31, 2000. Pursuant to the Supervisory Agreement, the Savings Bank currently has limited opportunities to expand its loans for a business purpose. The Savings Bank continues to review its existing portfolio of commercial business loans, construction loans and commercial real estate loans. Some customers will be asked to seek other lenders at the maturity of their respective loan commitments. To date the Company has increased the size and expertise of the commercial loan department and has implemented new reporting structures. With these changes, the Company has continued to adjust and improve procedures and continues to closely monitor all policy controls. It is the intent of the Company to work towards a favorable examination from the OTS in the future and have the ability to re-enter the real estate backed commercial loan business.

     By statute, the Savings Bank must limit its commercial business loans to 20% of its total assets provided that amounts in excess of 10% of total assets may be used only for small business loans. As of December 31, 2000, the total asset size of the Savings Bank was $200.8 million and 20% of such number is $40.2 million and 10% of such number is $20.1 million. At December 31, 2000, the Savings Bank had $17.0 million in commercial business loans of which $6.5 million was considered small business loans. The statutory ceiling on commercial real estate loans is substantially higher, i.e. 400% of the Savings Bank's unimpaired capital and surplus, or at December 31, 2000, $55.4 million. At December 31, 2000, the Savings Bank had $15.1 million in commercial real estate loans. Management has underwritten commercial loans that carry a partial U.S. Government guarantee of the payment of principal and interest. Included in the Savings Bank's loan portfolio at December 31, 2000 are $6.8 million of commercial loans that are guaranteed by the U.S. Government.

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

                                                                AS OF DECEMBER 31,
                           --------------------------------------------------------------------------------------------
                                 2000               1999               1998                1997              1996
                           ----------------   ----------------   ----------------     ---------------   ---------------
                            AMOUNT      %      AMOUNT      %      AMOUNT      %       AMOUNT      %     AMOUNT      %
                            ------      -      ------      -      ------      -       ------      -     ------      -
                                                          (DOLLARS IN THOUSANDS)
Real estate loans
  One-to-four
    family(1)............  $103,332   65.85%  $ 96,182   62.78%  $ 81,284   64.71%    $72,198   73.34%  $65,117   84.17%
  Construction...........     1,551     .99      2,714    1.77      2,270    1.81       2,449    2.49       925    1.20
  Commercial real
    estate(1)............    15,086    9.61     16,061   10.48      7,632    6.08       1,425    1.45     1,023    1.32
                           --------   -----   --------   -----   --------   -----     -------   -----   -------   -----
    Total................  $119,969   76.45%  $114,957   75.03%  $ 91,186   72.60%    $76,072   77.28%  $67,065   86.69%
                           --------   -----   --------   -----   --------   -----     -------   -----   -------   -----
Commercial business
  loans(1)...............  $ 17,046   10.86%  $ 20,920   13.66%  $ 18,712   14.90%    $ 9,565    9.72%  $ 1,010    1.30%
                           --------   -----   --------   -----   --------   -----     -------   -----   -------   -----
Consumer loans
  Home equity loans &
    lines(1).............  $ 12,908    8.22%  $ 10,936    7.14%  $  9,834    7.83%    $ 7,535    7.66%  $ 4,562    5.90%
  Student loans..........     2,419    1.54      2,411    1.57      2,263    1.80       2,215    2.25     2,228    2.88
  Automobile loans (1)...     2,739    1.75      2,427    1.58      2,405    1.92       1,967    2.00     1,515    1.96
  Other consumer
    loans(1).............     1,856    1.18      1,559    1.02      1,191     .95       1,076    1.09       984    1.27
                           --------   -----   --------   -----   --------   -----     -------   -----   -------   -----
    Total................  $ 19,922   12.69%  $ 17,333   11.31%  $ 15,693   12.50%    $12,793   13.00%  $ 9,289   12.01%
                           --------   -----   --------   -----   --------   -----     -------   -----   -------   -----
Total loans
  receivable(1)..........  $156,937     100%  $153,210     100%  $125,591    100%     $98,430     100%  $77,364     100%
                           ========   =====   ========   =====   ========   =====     =======   =====   =======   =====
Less:
  Allowance for loan
    losses...............  $  3,387            $   983            $   571              $  403           $   307
  Loans in process.......       148              1,258              1,106               1,857               515
  Deferred loan (costs)
    fees.................       (15)                 7                 (3)                (11)               (3)
                           --------           --------           --------             -------           -------
Loans receivable, net....  $153,417           $150,962           $123,917             $96,181           $76,545
                           ========           ========           ========             =======           =======

---------------
(1) Includes non-performing loans.

     CONTRACTUAL MATURITIES. The following table sets forth the scheduled contractual maturities of the Savings Bank's loan portfolio at December 31, 2000. Demand loans, credit card loans and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of the Savings Bank's loan portfolio.

                                                            AT DECEMBER 31, 2000
                                       ---------------------------------------------------------------
                                       ONE-TO-FOUR     COMMERCIAL     COMMERCIAL
                                        FAMILY(1)    REAL ESTATE(2)    BUSINESS    CONSUMER    TOTAL
                                       -----------   --------------   ----------   --------   --------
                                                               (IN THOUSANDS)
1 year or less.......................   $     26        $   548        $ 3,274     $ 1,643    $  5,491
After 1 year through 5 years.........      7,375          1,357          5,106       5,384      19,222
More than 5 years....................     96,732         13,931          8,666      12,895     132,224
                                        --------        -------        -------     -------    --------
Total amounts due....................   $104,133        $15,836        $17,046     $19,922    $156,937
                                        ========        =======        =======     =======    ========
Interest rate terms on amounts due
  after 1 year:
     Fixed...........................   $ 82,464        $ 5,064        $ 3,720     $11,792    $103,040
     Adjustable/Floating.............   $ 21,643        $10,224        $10,052     $ 6,487    $ 48,406

---------------
(1) Includes construction loans of $801,000 for the construction of one-to-four family homes. At the completion of the construction period (scheduled to be less than one year), the loans will convert automatically to a traditional mortgage with maturities in excess of five years.

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

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              2000       1999       1998       1997       1996
                                            --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
Total loans at beginning of period........  $153,210   $125,591   $ 98,430   $ 77,364   $ 61,737
Loan originations(1):
  Real estate
    One-to-four family....................  $ 14,613   $ 27,543   $ 25,685   $ 13,982   $ 17,100
    Construction..........................     1,313      1,964      2,466      2,948        512
    Commercial real estate (1)............     1,030      9,738      5,511        475        925
                                            --------   --------   --------   --------   --------
    Total real estate loans originated....  $ 16,956   $ 39,245   $ 33,662   $ 17,405   $ 18,537
                                            --------   --------   --------   --------   --------
  Commercial business loans (1)...........  $ 22,885   $ 24,158   $ 21,872   $ 14,174   $  1,173
                                            --------   --------   --------   --------   --------
  Consumer loans
    Home equity loans and lines of credit
      (1).................................  $  7,195   $  6,276   $  6,987   $  5,762   $  3,868
    Student loans.........................       432        515        397        353        482
    Automobile loans......................     1,646      1,237      1,633      1,323      1,242
    Other consumer loans (1)..............     2,323      2,052      1,447      1,267      1,284
                                            --------   --------   --------   --------   --------
      Total consumer loans originated.....  $ 11,596   $ 10,080   $ 10,464   $  8,705   $  6,876
                                            --------   --------   --------   --------   --------
    Total loans originated................  $ 51,437   $ 73,483   $ 65,998   $ 40,284   $ 26,586
                                            --------   --------   --------   --------   --------
Deduct:
  Loan principal reductions...............  $(47,531)  $(45,864)  $(38,587)  $(19,218)  $(10,949)
  Transferred to real estate owned........      (179)        --       (250)        (0)       (10)
                                            --------   --------   --------   --------   --------
Subtotal:.................................  $(47,710)  $(45,864)  $(38,837)  $(19,218)  $(10,959)
                                            --------   --------   --------   --------   --------
  Net increase in loans...................  $  3,727   $ 27,619   $ 27,161   $ 21,066   $ 15,627
                                            --------   --------   --------   --------   --------
Total loans at end of period..............  $156,937   $153,210   $125,591   $ 98,430   $ 77,364
                                            ========   ========   ========   ========   ========

---------------
(1) Line of Credit draws are treated as originations.

     Applications for residential mortgage and consumer loans are taken at any of the Savings Bank's offices, while commercial business loan, commercial real estate loan and construction loan applications are referred to the appropriate loan officer of the Savings Bank. The Supervisory Agreement continues the restriction imposed on the Bank by the informal directive issued by the OTS on May 17, 2000 not to extend loans for a business purpose except for those business loans which the Bank was committed to extend on or before May 17, 2000 or which were loans in process. The Bank may request that the Regional Director waive this limitation on the extension of an individual commercial loan to a customer. Residential mortgage loan applications are primarily developed from referrals from real estate brokers and builders, existing customers and walk-in customers. Commercial real estate loan and construction loan applications are obtained primarily from previous borrowers as well as referrals. Commercial loan applications arise primarily from referrals.

     The Savings Bank's lending policies allow all one-to-four residential mortgage loans $75,000 or less to be approved with two signatures of the Chief Executive Officer, President, and/or the Chief Financial Officer. One-to-four residential mortgage loans in excess of $75,000 are presented to the Loan Committee that consists of members of management and two outside directors. The former Chief Executive Officer had authority to authorize commercial loans up to and including $150,000. The Loan Committee has been authorized by the

Board to grant loans up to $500,000, with loans in excess of this amount required to be presented to the full Board for review and approval. It has been the policy of the Savings Bank's management to present all mortgage loans that are not one-to-four family residential loans to the Loan Committee and/or the Board of Directors for review and approval, and to have the Board of Directors review any loan application which would exceed $500,000. Under applicable regulations, the maximum amount of loans that the Savings Bank may make to any one borrower, including related entities, is limited to 15% of unimpaired capital and surplus, which the legal lending limit amounted to $2.1 million at December 31, 2000. The Savings Bank established in 2001 a new internal policy on loans to any one borrower of $1.2 million or 10% of the Savings Bank's net worth whichever is less.

     The Savings Bank currently is not a purchaser of residential or consumer loans. There are no current intentions to begin purchasing such loans. At December 31, 2000, one of the Savings Bank's commercial real estate loans was 50% participated by another lender. This loan totaled $1.9 million of which $940,000 was sold to the other lender.

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

     The policies must address certain lending considerations set forth in the Real Estate Lending Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards, and documentation, approval and reporting requirements. These policies must also be appropriate to the size of the institution and the nature and scope of its operations, and must be reviewed and approved by the institution's board of directors at least annually. The LTV ratio framework, with a LTV ratio being the total amount of credit to be extended divided by the appraised value of the property at the time the credit is originated, must be established for each category of real estate loans. If not a first lien, the lender must combine all senior liens when calculating this ratio. The Real Estate Lending Guidelines, among other things, establish the following supervisory LTV limits: land development (75%); construction, commercial and non-residential (80%); improved property (80%) and one-to-four family residential (owner occupied) (no maximum ratio; however any LTV ratio in excess of 90% should require appropriate insurance or readily marketable collateral). Consistent with its lending philosophy, the Savings Bank's LTV limits are; construction (80%); land development (75%); residential properties (95% in the case of one-to-four family owner-occupied residences); and commercial real estate (75%). The Savings Bank requires private mortgage insurance on any residential conventional mortgage loan that exceeds a 90% LTV ratio. While the ratios reflected above reflect the range of desired LTV ratio coverages, the Savings Bank will evaluate each applicant and the collateral to secure the loan on a case-by-case basis.

     ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LOANS. The Savings Bank has historically concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing one-to-four family residences located within its market. At December 31, 2000, $103.3 million or 65.9% of the Savings Bank's total loan portfolio consisted of one-to-four family residential real estate loans, substantially all of which are conventional loans.

     The Savings Bank historically has and continues to emphasize the origination of fixed-rate mortgage loans with terms of up to 30 years and adjustable rate mortgage loans ("ARMs") up to 30 years which provide for periodic adjustments to the interest rate applicable to the loan. The ARMs currently held by the Savings Bank have up to 30-year terms and an interest rate which adjusts every one to five years in accordance with a designated index. Such loans have a 2% cap on any increase or decrease in the interest rate per adjustment period, and there is currently a limit of 4% to 6% on the amount that the interest rate can change over the life of the loan. To attract ARMs from time to time, the Savings Bank will offer initial interest rates below market loan rates.

ARMs generally pose greater credit risk than fixed loans primarily because as interest rates rise, the required periodic payment by the borrower will rise, increasing the potential for default.

     At December 31, 2000, approximately $81.9 million or 79.3% of the one-to-four family residential loans in the Savings Bank's loan portfolio consisted of loans that provide for fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 5 to 30 years, it is the Savings Bank's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

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

     As of December 31, 2000 and 1999, the Savings Bank had $16,000 and $327,000 of non-performing one-to-four family residential loans, respectively. During 2000, the Savings Bank charged off $5,000 of one-to-four family residential loans.

     COMMERCIAL REAL ESTATE LOANS. The Savings Bank originates mortgage loans for the acquisition and refinancing of commercial real estate properties (including multi-family complexes). At December 31, 2000, $15.1 million or 9.6% of the Savings Bank's total loan portfolio consisted of loans secured by existing commercial real estate properties. At December 31, 2000, the Savings Bank's commercial real estate loan portfolio consisted of forty loans with an average principal balance of approximately $377,000.

     The Savings Bank's commercial real estate loans are secured by apartment complexes, developed residential lots and small retail establishments primarily located in Pennsylvania. The Savings Bank requires appraisals of all properties. Appraisals are performed by an independent appraiser designated by the Savings Bank, all of which are reviewed by management. The Savings Bank considers the quality and location of the real estate, the credit of the borrower, the cash flow of the project and the quality of management involved with the property.

     Although terms vary, commercial real estate loans generally are amortized over a maximum period of 15 years. The Savings Bank originates these loans either with fixed interest rates or with interest rates that adjust in accordance with a designated index, which generally is negotiated at the time of origination. It is also the Savings Bank's general policy to obtain personal guarantees on its commercial real estate loans from the principals of the borrower and, when this cannot be obtained, to impose more conservative loan-to-value and other underwriting requirements.

     As of December 31, 2000 and 1999, the Savings Bank had $3.1 million and $458,000 of non-performing commercial real estate loans, respectively. This constituted 20.79% and 2.85% of the commercial real estate loan category for December 31, 2000 and 1999, respectively. During 2000, the Savings Bank charged off $989,000 of commercial real estate loans that amounted to 5.99% of the average outstanding commercial real estate loan balance for 2000. See Delinquent Loans and Non-Performing Assets under the Asset Quality section for more details.

     COMMERCIAL BUSINESS LOANS. At December 31, 2000, $17.0 million or 10.9% of the Savings Bank's total loan portfolio consisted of loans classified as commercial business loans. The Savings Bank's commercial business loans can be secured or unsecured depending upon the size of the loan and the credit analysis by the Savings Bank of the potential borrower. Lines of credit in excess of $25,000 are generally secured by a pledge of accounts receivable, inventory, equipment and personal guarantees. The Savings Bank's commercial loan portfolio consists of borrowers primarily located in Western Pennsylvania.

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

     As of December 31, 2000 and 1999, the Savings Bank had $2.2 million and $131,000 of non-performing commercial business loans, respectively. This constituted 13.0% and .63% of the commercial business loan category for December 31, 2000 and 1999, respectively. One non-performing loan for $1.6 million carries an U.S. Government guarantee of the payment of principal and interest. During 2000, the Savings Bank charged off $3.0 million of commercial business loans that amounted to 13.9% of the average outstanding commercial business loan balance for 2000. See Delinquent Loans and Non-Performing Assets under the Asset Quality section for more details.

     CONSTRUCTION LOANS. The Savings Bank will occasionally originate loans to construct primarily one-to-four family residences, and, to a much lesser extent, loans to acquire and develop real estate for construction of residential and commercial properties. These construction lending activities generally are limited to the Savings Bank's primary market area. At December 31, 2000, $1.6 million or 1.0% of the Savings Bank's total loan portfolio consisted of loans classified as construction loans.

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

     Construction lending is generally considered to involve a higher level of risk as compared to one-to-four family residential lending for existing units, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developers and managers. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. The Savings Bank has adopted underwriting guidelines which impose stringent loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk, by limiting the geographic area in which the Savings Bank will do business and by working with builders with whom it has established relationships or which have quality reputations. As of December 31, 2000, the Savings Bank did not have any non-performing construction loans and as of December 31, 1999 it had $49,000 non-performing construction loans. During 2000, the Savings Bank did not have any charged off construction loans.

     CONSUMER LOANS. The Savings Bank also offers automobile loans, home equity loans and lines of credit, student loans, deposit account secured loans and unsecured consumer loans. Automobile loans amounted to $2.7 million or 1.8% of the total loans receivable at December 31, 2000. Home equity loans and lines of credit amounted to $12.9 million or 8.2% of the total loans receivable at December 31, 2000. The student loan balance amounted to $2.4 million or 1.5% of the total loans receivable as of such date, deposit account secured loans had outstanding balances of $729,000 or .5% of total loans receivable as of such date and unsecured personal loans (including credit card balances outstanding) stood at $910,000 or .6% of total loans receivable as of such date. At December 31, 2000, there was one loan to a Company Director totaling $217,000 or .1% of total loans receivable.

     Automobile loans are secured by a lien on the title of the financed vehicle. The terms of the loan may not exceed 60 months. Rates on automobile loans may be fixed or floating. As of December 31, 2000, the entire automobile loan portfolio had fixed rate contracts. Automobile loans involve higher risk since the collateral rapidly depreciates. Defaults during the early months of the loan will likely result in a loss of principal due to the reduced value of the vehicle and the costs of repossession and sale. Automobile loans may be granted for up to 100% of the purchase price including transfer fees and taxes.

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

     In December 1995, the Savings Bank began issuing consumer credit cards to its existing customer base. Credit card loans outstanding amounted to $608,000 or .4% of the total loans receivable at December 31, 2000.

     Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. During 2000, the Savings Bank charged off $16,000 of consumer loans that amounted to .09% of the average outstanding consumer loan balance for 2000. At December 31, 2000, $318,000 of the remaining consumer loans, including home equity loans, were classified as non-performing. The $318,000 was comprised of $256,000 home equity loans, $38,000 automobile loans, $18,000 credit card loans and $6,000 personal loans.

ASSET QUALITY

     When a borrower fails to make a required payment on a loan, the Savings Bank attempts to cure the deficiency by contacting the borrower and seeking the payment. Late notices are sent and/or personal contacts are made. While the Savings Bank generally prefers to work with borrowers to resolve such problems, when a loan becomes 60 days delinquent, the loan is normally classified as substandard and presented to the Classification Committee for evaluation. Following such evaluation if the loan continues to be delinquent past 90 days the Savings Bank generally institutes foreclosure, repossession, setoff or other legal proceedings, as necessary, to minimize any potential loss.

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

     Under accounting principles generally accepted in the United States, the Savings Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Savings Bank for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Savings Bank would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in non-accrual loans. For the year ended December 31, 2000, the Savings Bank had no troubled debt restructurings and had no interest income arising from troubled debt restructuring. It is anticipated that in fiscal 2001 there will be troubled debt restructurings relating to our commercial business loans and commercial real estate loans. According to the Supervisory Agreement, the OTS must approve all troubled debt restructurings.

     DELINQUENT LOANS. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Savings Bank's loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts that are past due.

                                               DECEMBER 31, 2000                       DECEMBER 31, 1999
                           ---------------------------------------------------------   -----------------
                                                                      90 DAYS OR
                              30-59 DAYS          60-89 DAYS            GREATER           30-59 DAYS
                           -----------------   -----------------   -----------------   -----------------
                                    PERCENT             PERCENT             PERCENT             PERCENT
                                    OF LOAN             OF LOAN             OF LOAN             OF LOAN
                           AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT   CATEGORY
                           ------   --------   ------   --------   ------   --------   ------   --------
                                                      (DOLLARS IN THOUSANDS)
Real estate loans:
One-to-four family
  residences.............  $2,778     2.69%     $470      .45%     $   16       .02%   $  708       .74%
Construction.............      --       --        --       --          --        --        --        --
Commercial real estate...     764     5.06       128      .85       3,136     20.79     1,589      9.89
Commercial business
  loans..................   5,301    31.10        --       --       2,221     13.03       765      3.66
Consumer loans...........      16      .08        10      .05         318      1.60       139       .80
                           ------               ----               ------              ------
  Total..................  $8,859               $608               $5,691              $3,201
                           ======               ====               ======              ======

                                   DECEMBER 31, 1999
                           -------------------------------------
                                                  90 DAYS OR
                              60-89 DAYS            GREATER
                           -----------------   -----------------
                                    PERCENT             PERCENT
                                    OF LOAN             OF LOAN
                           AMOUNT   CATEGORY   AMOUNT   CATEGORY
                           ------   --------   ------   --------
                                  (DOLLARS IN THOUSANDS)
Real estate loans:
One-to-four family
  residences.............   $166       .17%    $  327      .34%
Construction.............    128      4.72         49     1.81
Commercial real estate...    406      2.53        458     2.85
Commercial business
  loans..................     26       .12        131      .63
Consumer loans...........      9       .05        162      .93
                            ----               ------
  Total..................   $735               $1,127
                            ====               ======

                                                                                  DECEMBER 31, 1998
                                                              ---------------------------------------------------------
                                                                                                         90 DAYS OR
                                                                 30-59 DAYS          60-89 DAYS            GREATER
                                                              -----------------   -----------------   -----------------
                                                                       PERCENT             PERCENT             PERCENT
                                                                       OF LOAN             OF LOAN             OF LOAN
                                                              AMOUNT   CATEGORY   AMOUNT   CATEGORY   AMOUNT   CATEGORY
                                                              ------   --------   ------   --------   ------   --------
                                                                               (DOLLARS IN THOUSANDS)
Real estate loans:
One-to-four family residences...............................  $  914     1.12%     $123        .15%    $483       .59%
Construction................................................      --       --       430      18.94       --        --
Commercial real estate......................................     859     4.59        --         --       99      1.30
Commercial business loans...................................      --       --        --         --       --        --
Consumer loans..............................................      95      .61       124        .79      116       .74
                                                              ------               ----                ----
  Total.....................................................  $1,868               $677                $698
                                                              ======               ====                ====

     At December 31, 2000, the $5.3 million of commercial business loan delinquencies 30-59 days primarily consisted of one loan totaling $4.9 million. This loan carries an 80% U.S. Government guarantee of the payment of principal and interest. The increase in payment delinquencies since 1998 has greatly contributed to the increases in loan loss reserves, legal expenses and consultant expenses.

     NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of the Savings Bank's non-performing assets at the dates indicated. The Savings Bank had no loans during the periods indicated below which should be classified as troubled debt restructurings.

                                                                     DECEMBER 31,
                                                       ----------------------------------------
                                                        2000      1999     1998    1997    1996
                                                       ------    ------    ----    ----    ----
                                                                (DOLLARS IN THOUSANDS)
Non-accruing loans:
One-to-four family residential(1)....................  $   16    $  327    $483    $589    $339
Construction loans(2)................................      --        49      --      --      --
Commercial real estate(3)............................   3,136       458      99      --      --
Commercial business loans(4).........................   2,221       131      --       7      --
Consumer loans(5)....................................     318       162     116      15       2
                                                       ------    ------    ----    ----    ----
    Total nonperforming loans........................   5,691     1,127     698     611     341
Real estate owned....................................     176       207     205      --      50
                                                       ------    ------    ----    ----    ----
    Total nonperforming assets.......................  $5,867    $1,334    $903    $611    $391
                                                       ======    ======    ====    ====    ====
Total nonperforming loans as a percentage of total
  loans..............................................    3.63%      .74%    .56%    .63%    .44%
                                                       ======    ======    ====    ====    ====
Total nonperforming assets as a percentage of total
  assets.............................................    2.91%      .67%    .51%    .43%    .34%
                                                       ======    ======    ====    ====    ====

---------------
(1) Consists of an aggregate of two, ten, seven, eleven and six loans at December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

(2) Consists of one loan at December 31, 1999.

(3) Consists of five loans at December 31, 2000 and one loan each at December 31, 1999 and December 31, 1998, respectively.

(4) Consists of eight and six loans at December 31, 2000 and December 31, 1999, respectively. Consists of one loan at December 31, 1997.

(5) Consists of sixteen loans at December 31, 2000, nine loans at December 31, 1999, five loans at December 31, 1998, nine loans at December 31, 1997 and one loan at December 31, 1996.

     The Savings Bank's total non-performing assets have increased from $1.3 million or .67% of total assets at December 31, 1999 to $5.9 million or 2.9% of total assets at December 31, 2000. The $4.6 million increase in total non-performing assets between December 31, 1999 and 2000 principally reflects an increase in non-performing commercial real estate loans of $2.7 million and in commercial business loans of $2.1 million. One non-performing commercial business relationship accounts for $1.6 million or 73.3% of the total non-performing commercial business loans. The $1.6 million has an U.S. Government guarantee of the payment of principal and interest. Currently, this commercial business is in bankruptcy and management is working closely in the bankruptcy proceedings to protect its interests. Measures continue to be taken to address the remaining $594,000 non-performing commercial business loans. However, these loans continue to be monitored and reserved under the allowance for loan losses. Of the five commercial real estate non-performing loans, two totaling $800,000 have been written down to estimated realized collateral values. The remaining three totaling $2.3 million have appraisals supporting the balances. Management recognizes actual workout of these loans may differ from these estimates and appraisals.

     The Savings Bank's total non-performing assets increased from $903,000 or .51% of total assets at December 31, 1998 to $1.3 million or .67% of total assets at December 31, 1999. The $431,000 increase in total non-performing assets between December 31, 1998 and 1999 principally reflects an increase in non-performing commercial real estate loans of $359,000 and in commercial business loans of $131,000. The one non-performing commercial real estate loan of $458,000 at December 31, 1999 is backed by a 75% guarantee from the Small Business Administration ("SBA").

     At December 31, 2000, 1999, and 1998 approximately $359,000, $65,000, and
$43,000 in interest income, respectively, would have been recorded in the period then ended on loans accounted for on a non-accrual basis if such loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. The Savings Bank had no accruing loans greater than 90 days delinquent.

     ALLOWANCE FOR LOAN LOSSES. An allowance for loan losses is maintained at a level which is deemed to be appropriate based upon a comprehensive methodology and procedural discipline that is updated on a monthly basis. The calculation methodology for this allowance is described in the Results of Operations section under Provision for Loan Losses on page 17. Provisions for loan losses that are charged against income increase the allowance. Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provision for loan losses in the future as a result of further developments with higher risk commercial and consumer loans, future changes in the economy or for other adverse reasons that are discovered from the loan loss analysis performed monthly. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its other non-performing assets based on their judgments from information available at the time of their examination. There can be no assurance that bank regulators will agree with the Savings Bank on the systematic methodology for determining the adequacy of the allowance for loan losses during future examinations. The Savings Bank could be required by bank regulators to increase its allowance for loan losses in addition to the loan loss reserves set by management, thereby negatively affecting the Savings Bank's financial condition and earnings at that time. The Savings Bank was last examined by the OTS as of March 31, 2000. Pursuant to such review and after consultation with the OTS, the Savings Bank increased its loan loss reserve by $380,000.

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

     Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified as a loss or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. At December 31, 2000, the Savings Bank had $5.3 million assets classified as "substandard" and $2.4 million of assets that were classified as "doubtful" and no loans classified as "loss."

     The following table summarizes changes in the allowance for loan losses and other selected statistics for the periods presented.

                                                                  DECEMBER 31,
                                             ------------------------------------------------------
                                               2000        1999        1998       1997       1996
                                             --------    --------    --------    -------    -------
                                                             (DOLLARS IN THOUSANDS)
Average total loans......................    $159,729    $138,138    $111,809    $89,303    $69,258
                                             ========    ========    ========    =======    =======
Allowance for loan losses, beginning of
  year...................................    $    983    $    571    $    403    $   307    $   287
Charged-off loans(1).....................      (3,983)        (26)        (41)        (8)       (24)
Recoveries on loans previously charged
  off....................................           4          --          --         --         --
Provision for loan losses................       6,383         438         209        104         44
                                             --------    --------    --------    -------    -------
Allowance for loan losses, end of
  period.................................    $  3,387    $    983    $    571    $   403    $   307
                                             ========    ========    ========    =======    =======
Net loans charged-off to average loans...        2.49%        .02%        .04%       .01%       .04%
                                             ========    ========    ========    =======    =======
Allowance for loan losses to total
  loans..................................        2.16%        .64%        .45%       .42%       .40%
                                             ========    ========    ========    =======    =======
Allowance for loan losses to
  nonperforming loans....................       59.52%      87.22%      81.81%     65.96%     89.88%
                                             ========    ========    ========    =======    =======

---------------
(1) Consists of $3.0 million of commercial business loans, $989,000 of commercial real estate loans, $16,000 of consumer loans and $5,000 of one-to-four family residential mortgage loans in 2000; consists of $26,000 of consumer loans in 1999; consists of $22,000 of one-to-four family residential mortgage loans and $19,000 of consumer loans in 1998; consists of $8,000 of consumer loans in 1997; and consists of $18,000 of one-to-four family residential mortgage loans and $6,000 of consumer loans in 1996.

     The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                                                        DECEMBER 31,
                            -----------------------------------------------------------------------------------------------------
                                  2000                 1999                 1998                 1997                 1996
                            -----------------    -----------------    -----------------    -----------------    -----------------
                                       % OF                 % OF                 % OF                 % OF                 % OF
                                     LOANS IN             LOANS IN             LOANS IN             LOANS IN             LOANS IN
                                       EACH                 EACH                 EACH                 EACH                 EACH
                                     CATEGORY             CATEGORY             CATEGORY             CATEGORY             CATEGORY
                                     TO TOTAL             TO TOTAL             TO TOTAL             TO TOTAL             TO TOTAL
                            AMOUNT    LOANS      AMOUNT    LOANS      AMOUNT    LOANS      AMOUNT    LOANS      AMOUNT    LOANS
                            ------   --------    ------   --------    ------   --------    ------   --------    ------   --------
                                                                   (DOLLARS IN THOUSANDS)
One-to-four family
  residential.............  $  179     65.85%     $169      62.78%     $150      64.71%     $108      73.34%     $ 98      84.17%
Construction..............      29       .99        16       1.77         5       1.81         4       2.49         1       1.20
Commercial business and
  commercial real
  estate..................   2,876     20.47       638      24.14       346      20.98       224      11.17       133       2.62
Consumer:
  Automobile, home equity,
    student, share and
    other consumer........      91     12.69        72      11.31        70      12.50        67      13.00        75      12.01
  Allocation to general
    risk..................     212        --        88         --        --         --        --         --        --         --
                            ------    ------      ----     ------      ----     ------      ----     ------      ----     ------
    Total.................  $3,387    100.00%     $983     100.00%     $571     100.00%     $403     100.00%     $307     100.00%
                            ======    ======      ====     ======      ====     ======      ====     ======      ====     ======

INVESTMENT ACTIVITIES

     GENERAL. The Company's Board of Directors has given authority to the Investment Committee of the Savings Bank to manage the investment activities of the Company. Investment activity at the Company is minimal. The Company has chosen to invest in several debt and equity securities. The aggregate market value of these investments, at December 31, 2000, is $919,000. These investments were selected on management's belief that the value would appreciate. These debt and equity investments represent .5% of the total consolidated assets of the Company and 2.9% of the total consolidated investment securities of the Company. Excess funds at the Company level are deposited into a money market account maintained at the Savings Bank.

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

     CASH AND CASH EQUIVALENTS. From December 31, 1999 to December 31, 2000, cash and cash equivalents of the Savings Bank increased by $673,000. At December 31, 2000, cash and cash equivalents of the Savings Bank amounted to $5.9 million or 2.9% of total assets. The largest component in this category is interest-bearing deposits in banks, which amounted to $4.6 million at December 31, 2000. The majority of such deposits were made with the FHLB of Pittsburgh. The $673,000 increase in cash and cash equivalents during fiscal 2000 was primarily attributable to a $4.2 million reduction in investment securities and $3.3 million and $1.3 million increases in FHLB of Pittsburgh advances and deposits, respectively. This was partially offset by the $2.5 million growth in net loans receivable and the net loss for the year ended of $3.0 million.

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

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. As a savings and loan holding company, with majority ownership in one savings association that meets the requirement of a qualified thrift lender due to the level of its residential mortgage lending activities, the Company has broad investment powers. Other than 100% ownership of the Savings Bank, the Company has chosen only to maintain the loan to the ESOP, a loan to a director totaling $217,000, to invest in debt and equity securities with a market value totaling $919,000 at December 31, 2000 and to deposit the majority of the remaining funding of the Company in a money market and checking account maintained at the Savings Bank. Funds on deposit with the Savings Bank are used for either loans or investment securities as determined by the Savings Bank.

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

     The following tables set forth certain information relating to the Company's and Savings Bank's investment and mortgage-backed securities portfolio at the dates indicated:

                                                               DECEMBER 31,
                                  -----------------------------------------------------------------------
                                         2000                      1999                      1998
                                  -------------------       -------------------       -------------------
                                  AMORTIZED     % OF        AMORTIZED     % OF        AMORTIZED     % OF
                                     COST      TOTAL           COST      TOTAL           COST      TOTAL
                                  ----------   ------       ----------   ------       ----------   ------
                                                          (DOLLARS IN THOUSANDS)
        HELD TO MATURITY
Investment securities:
  U.S. Government securities....  $       --       --%      $    1,001     5.93%      $    2,001    12.30%
  Federal agency obligations....      15,805   100.00           15,874    94.07           14,263    87.70
                                  ----------   ------       ----------   ------       ----------   ------
     Total investment
       securities...............  $   15,805   100.00%      $   16,875   100.00%      $   16,264   100.00%
                                  ==========   ======       ==========   ======       ==========   ======
Average remaining contractual
  life of investment
  securities....................   11.03 yrs                11.61 yrs.                 9.53 yrs.
                                  ==========                ==========                ==========
Mortgage-backed securities:
  GNMA..........................  $    1,516    23.55%      $    1,738    23.22%      $    1,951    21.17%
  FHLMC.........................       3,195    49.63            3,862    51.59            5,259    57.08
  FNMA..........................       1,727    26.82            1,886    25.19            2,004    21.75
                                  ----------   ------       ----------   ------       ----------   ------
     Total mortgage-backed
       securities...............  $    6,438   100.00%      $    7,486   100.00%      $    9,214   100.00%
                                  ==========   ======       ==========   ======       ==========   ======

                                                               DECEMBER 31,
                                  -----------------------------------------------------------------------
                                         2000                      1999                      1998
                                  -------------------       -------------------       -------------------
                                  AMORTIZED     % OF        AMORTIZED     % OF        AMORTIZED     % OF
                                     COST      TOTAL           COST      TOTAL           COST      TOTAL
                                  ----------   ------       ----------   ------       ----------   ------
                                                          (DOLLARS IN THOUSANDS)
       AVAILABLE FOR SALE
Investment securities:
  Federal agency obligations....  $    4,000    63.12%      $    4,000    53.49%      $    3,000    44.52%
  U.S. Government securities....          --       --            1,001    13.38              504     7.48
  Corporate debentures..........         494     7.80              494     6.60              494     7.33
  Marketable equity
     securities.................       1,843    29.08            1,984    26.53            2,740    40.67
                                  ----------   ------       ----------   ------       ----------   ------
     Total investment
       securities...............  $    6,337   100.00%      $    7,479   100.00%      $    6,738   100.00%
                                  ==========   ======       ==========   ======       ==========   ======
Average remaining contractual
  life of investment
  securities(1).................    6.93 yrs                 5.24 yrs.                 8.14 yrs.
                                  ==========                ==========                ==========
Mortgage-backed securities:
  FHLMC.........................  $    1,788    59.32%      $    1,981    46.85%      $    2,215    68.36%
  FNMA..........................       1,226    40.68            2,248    53.15            1,025    31.64
                                  ----------   ------       ----------   ------       ----------   ------
     Total mortgage-backed
       securities...............  $    3,014   100.00%      $    4,229   100.00%      $    3,240   100.00%
                                  ==========   ======       ==========   ======       ==========   ======

---------------
(1) Marketable equity securities have no stated maturity, therefore, are excluded from the average remaining contractual life calculation.

     The composition and maturities of the investment securities portfolio by contractual maturity at December 31, 2000, are indicated in the following table:

                                                          DUE IN
                                       ---------------------------------------------
                                       LESS THAN    1 TO 3      3 TO 5       OVER                  TOTALS
                                        1 YEAR       YEARS       YEARS      5 YEARS          DECEMBER 31, 2000
                                       ---------   ---------   ---------   ---------   ------------------------------
                                       AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                                         COST        COST        COST        COST        COST       VALUE     VALUE
                                       ---------   ---------   ---------   ---------   ---------   -------   --------
                                                                   (DOLLARS IN THOUSANDS)
U.S. Government securities and
  Federal agency obligations.........   $  502      $2,000      $1,500      $15,803     $19,805    $19,481   $19,778
Corporate debentures.................       --          --          --          494         494        454       454
Marketable equity securities.........    1,843          --          --           --       1,843      1,504     1,504
                                        ------      ------      ------      -------     -------    -------   -------
Total investment securities..........   $2,345      $2,000      $1,500      $16,297     $22,142    $21,439   $21,736
                                        ======      ======      ======      =======     =======    =======   =======
Weighted average yield...............     3.97%       5.62%       6.22%        6.66%       6.24%       N/A       N/A
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

     The Savings Bank's investment securities portfolio at December 31, 2000 did not contain securities of any issuer with an aggregate book value in excess of 10% of the Savings Bank's equity, excluding those issued by the U. S. Government or its agencies.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's mortgage-backed securities at December 31, 2000.

                                                      DUE IN
                       ---------------------------------------------------------------------
                       LESS THAN    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                        1 YEAR       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 2000
                       ---------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                         COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
GNMA.................   $   --       $ --         $--       $   --      $  644      $  872      $ 1,516    $ 1,510   $ 1,516
FHLMC................       --         --          --        2,296       2,554         133        4,983      4,980     4,965
FNMA.................       --         --          --           --       2,953          --        2,953      2,907     2,937
                        ------       ----         ---       ------      ------      ------      -------    -------   -------
    Total............   $   --       $ --         $--       $2,296      $6,151      $1,005      $ 9,452    $ 9,397   $ 9,418
                        ======       ====         ===       ======      ======      ======      =======    =======   =======
Weighted Average
  Yield..............      N/A        N/A         N/A         6.13%       6.48%       6.70%        6.41%       N/A       N/A
                        ======       ====         ===       ======      ======      ======      =======    =======   =======

     The weighted yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as held to maturity at December 31, 2000.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       DUE 1 YEAR    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20                TOTALS
                        OR LESS       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 2000
                       ----------   ---------   ---------   ---------   ---------   ---------   ------------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR     CARRYING
                          COST        COST        COST        COST        COST        COST        COST       VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
U.S. Gov't & Agency
  Securities.........    $ 502         $--         $--       $ 8,496     $ 6,807      $  --      $15,805    $15,508   $15,805
FHLMC Certificates...       --          --          --         2,296         899         --        3,195      3,210     3,195
GNMA Certificates....       --          --          --            --         644        872        1,516      1,510     1,516
FNMA Certificates....       --          --          --            --       1,727         --        1,727      1,697     1,727
                         -----         ---         ---       -------     -------      -----      -------    -------   -------
    Total............    $ 502         $--         $--       $10,792     $10,077      $ 872      $22,243    $21,925   $22,243
                         =====         ===         ===       =======     =======      =====      =======    =======   =======
Weighted Average
  Yield..............     6.47%        N/A         N/A          6.50%       6.85%      6.50%        6.66%       N/A       N/A
                         =====         ===         ===       =======     =======      =====      =======    =======   =======

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

     The following table sets forth the contractual maturities of the Company's and the Savings Bank's securities classified as available for sale at December 31, 2000.

                                                       DUE IN
                       ----------------------------------------------------------------------
                       DUE 1 YEAR    1 TO 3      3 TO 5      5 TO 10    10 TO 20     OVER 20               TOTALS
                        OR LESS       YEARS       YEARS       YEARS       YEARS       YEARS           DECEMBER 31, 2000
                       ----------   ---------   ---------   ---------   ---------   ---------   -----------------------------
                       AMORTIZED    AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED   AMORTIZED    FAIR    CARRYING
                          COST        COST        COST        COST        COST        COST        COST      VALUE     VALUE
                       ----------   ---------   ---------   ---------   ---------   ---------   ---------   ------   --------
                                                               (DOLLARS IN THOUSANDS)
Marketable Equity
  Securities.........    $1,843      $   --      $   --       $  --      $   --       $  --      $1,843     $1,504    $1,504
U.S. Gov't & Agency
  Securities.........        --       2,000       1,500         500          --          --       4,000      3,973     3,973
Corporate
  debentures.........        --          --          --          --          --         494         494        454       454
FHLMC Certificates...        --          --          --          --       1,655         133       1,788      1,770     1,770
FNMA Certificates....        --          --          --          --       1,226          --       1,226      1,210     1,210
                         ------      ------      ------       -----      ------       -----      ------     ------    ------
    Total............    $1,843      $2,000      $1,500       $ 500      $2,881       $ 627      $9,351     $8,911    $8,911
                         ======      ======      ======       =====      ======       =====      ======     ======    ======
Weighted Average
  Yield..............      3.31%       5.62%       6.22%       6.04%       6.00%       6.30%       5.43%       N/A       N/A
                         ======      ======      ======       =====      ======       =====      ======     ======    ======

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

     At December 31, 2000, the weighted average contractual maturity of all of the Savings Bank's mortgage-backed securities was approximately 15 years and the weighted average yield on the mortgage-backed securities portfolio was 6.41%. The actual maturity of a mortgage-backed security is less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, the Savings Bank may be subject to reinvestment risk because to the extent that the Savings Bank's mortgage-backed securities amortize or prepay faster than anticipated, the Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. At December 31, 2000, of the $9.4 million of mortgage-backed securities, an aggregate of $7.9 million were secured by fixed-rate mortgage loans and an aggregate of $1.5 million were secured by adjustable-rate mortgage loans.

     In February 1992, the OTS adopted a policy statement which states, among other things, that mortgage derivative products (including CMOs and CMO residuals and stripped mortgage-backed securities) which possess average life or price volatility in excess of a benchmark fixed rate 30-year mortgage-backed pass-through security are "high-risk" mortgage securities, are not suitable investments for depository institutions, must be carried in the institution's trading account or as assets held for sale, and must be marked to market on a regular basis. The Savings Bank has no "high-risk" mortgage securities at December 31, 2000 and has no present intention to invest in such products.

SOURCES OF FUNDS

     GENERAL. The principal source of funds for the Company is the repayment of the loan to the ESOP, repayment of the officer loan, interest and dividends on its debt and equity investments (including its ownership of all of the capital stock of the Savings Bank) and interest paid on deposits maintained at the Savings Bank. The Savings Bank's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Savings Bank's branch offices. The Savings Bank also derives funds from amortization and prepayments of outstanding loans and mortgage-backed securities and from maturing investment securities. The Savings Bank has also borrowed from the FHLB of Pittsburgh. Loan contractual payments are a relatively stable source of funds, while loan prepayments and deposits inflows and outflows are significantly influenced by general interest rates and money market conditions.

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

     The Savings Bank's deposits are obtained primarily from residents in its primary market area of Allegheny County and portions of Washington County and Westmoreland County, all of which are located in Western Pennsylvania. The Savings Bank to a lesser extent obtains deposits from other locations in the greater Pittsburgh metropolitan area. The Savings Bank attracts deposit accounts by offering a wide variety of accounts, competitive interest rates and fee structures on transaction accounts, and convenient branch office locations and service hours. The Savings Bank primarily utilizes print and broadcast media to attract new customers and savings deposits. The Savings Bank has never utilized the services of deposit brokers and had no brokered deposits at December 31, 2000. The Savings Bank presently operates six automated teller machines ("ATMs"), one at each of the branch offices maintained by the Savings Bank as of December 31, 2000 and one off-site ATM at a local convenience store. The Savings Bank is affiliated with a regional ATM network.

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

                                                              DECEMBER 31,
                                     --------------------------------------------------------------
                                            2000                  1999                  1998
                                     ------------------    ------------------    ------------------
                                      AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                     --------   -------    --------   -------    --------   -------
                                                         (DOLLARS IN THOUSANDS)
Passbook and club accounts.........  $ 15,862    13.02%    $ 16,539    13.73%    $ 16,372    14.93%
Money market.......................    23,008    18.89       25,111    20.84       19,857    18.10
Certificates of deposit............    60,015    49.28       57,819    47.99       55,939    50.99
NOW accounts.......................    14,885    12.22       13,485    11.19       11,799    10.76
Non-interest bearing...............     8,023     6.59        7,537     6.25        5,731     5.22
                                     --------   ------     --------   ------     --------   ------
     Total deposits................  $121,793   100.00%    $120,491   100.00%    $109,698   100.00%
                                     ========   ======     ========   ======     ========   ======

     The following table presents, by various interest rate categories, the amount of certificates of deposit at December 31, 2000 and the amounts at December 31, 2000 that mature during the periods indicated.

                                               TOTAL AS OF
                                               DECEMBER 31,        AMOUNTS AT DECEMBER 31, 2000
                                                   2000                   MATURING WITHIN
                                               ------------    -------------------------------------
                                                                           AFTER ONE
                                                                 ONE       BUT WITHIN
           CERTIFICATES OF DEPOSIT                              YEAR      THREE YEARS     THEREAFTER
           -----------------------                             -------    ------------    ----------
                                                              (DOLLARS IN THOUSANDS)
4.01% to 6.00%...............................    $38,952       $28,329      $ 6,433         $4,190
6.01% to 8.00%...............................     21,063         7,305       12,702          1,056
                                                 -------       -------      -------         ------
     Total certificate accounts..............    $60,015       $35,634      $19,135         $5,246
                                                 =======       =======      =======         ======

     The following table presents the average balance of each deposit type and the average rate paid on each deposit type, net of early withdrawal penalties for the periods indicated.

                                                             DECEMBER 31,
                                  -------------------------------------------------------------------
                                          2000                    1999                   1998
                                  --------------------    --------------------    -------------------
                                  AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE    AVERAGE
                                  BALANCE    RATE PAID    BALANCE    RATE PAID    BALANCE   RATE PAID
                                  --------   ---------    --------   ---------    -------   ---------
                                                        (DOLLARS IN THOUSANDS)
Passbook and club accounts......  $ 16,330     2.54%      $ 16,730     2.53%      $16,119     2.53%
Money market....................    24,828     4.20         23,895     3.72        17,834     3.71
Certificates of deposit.........    58,893     5.46         58,219     5.20        50,089     5.48
NOW accounts....................    14,462     1.51         12,256     1.51        10,455     1.56
Non-interest bearing............     7,566       --          6,063       --         4,846       --
                                  --------     ----       --------     ----       -------     ----
     Total deposits.............  $122,079     4.01%      $117,163     3.86%      $99,343     4.00%
                                  ========     ====       ========     ====       =======     ====

     The following table sets forth the Savings Bank's net savings flows during the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Beginning balance..........................................  $120,491    $109,698    $ 91,156
(Decrease) increase before interest credited...............    (3,593)      6,268      14,566
Interest credited..........................................     4,895       4,525       3,976
                                                             --------    --------    --------
Net savings increase.......................................     1,302      10,793      18,542
                                                             --------    --------    --------
Ending balance.............................................  $121,793    $120,491    $109,698
                                                             ========    ========    ========

     The following table sets forth maturities of the Savings Bank's certificates of deposit of $100,000 or more at December 31, 2000 by time remaining to maturity.

                                                              IN THOUSANDS
                                                              ------------
Three months or less........................................    $   910
Over three months through six months........................      2,693
Over six months through 12 months...........................      3,430
Over 12 months..............................................      3,733
                                                                -------
     Total..................................................    $10,766
                                                                =======

     BORROWINGS FROM FHLB OF PITTSBURGH AS OF DECEMBER 31. The following table sets forth the borrowing history of the Savings Bank from the FHLB of Pittsburgh for the last three years.

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Amount Outstanding At Year End..............................  $66,300    $62,977    $50,977
                                                              =======    =======    =======
Maximum Balance.............................................  $70,577    $62,977    $50,977
                                                              =======    =======    =======
Average Balance.............................................  $67,116    $54,040    $49,144
                                                              =======    =======    =======
Weighted Average Interest Rate:
  At end of year............................................     6.28%      5.72%      5.55%
                                                              =======    =======    =======
  During Year...............................................     6.14%      5.56%      5.51%
                                                              =======    =======    =======

     The Savings Bank utilized the increased borrowings during 2000 to primarily meet increased one-to-four family residential loan demand. To secure the repayment of any outstanding borrowings from the FHLB of Pittsburgh and any other credit product offered by the FHLB of Pittsburgh, the Savings Bank has pledged to the FHLB of Pittsburgh investments of the Savings Bank in U.S. Government and U.S. agency securities and U.S. Government and U.S. agency mortgage-backed securities and 100% of its unencumbered home loan mortgages.

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

     At December 31, 2000, the Savings Bank exceeded all of the capital requirements applicable to it. Set forth below is a summary of the Savings Bank's compliance with the applicable capital standards as of December 31, 2000 and as of December 31 of each of the preceding four years.

                               AS OF                  AS OF                  AS OF
                         DECEMBER 31, 2000      DECEMBER 31, 1999      DECEMBER 31, 1998
                        --------------------   --------------------   --------------------
                                  PERCENT OF             PERCENT OF             PERCENT OF
                        AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)
                        -------   ----------   -------   ----------   -------   ----------
                                              (DOLLARS IN THOUSANDS)
Tangible capital:(1)
  Requirement.........  $ 3,014      1.50%     $ 2,992      1.50%     $ 2,638      1.50%
  Actual..............   10,518      5.24       13,753      6.89       12,950      7.36
  Excess..............  $ 7,504      3.74%     $10,761      5.39%     $10,312      5.86%
Core capital:(1)(2)
  Requirement.........  $ 8,036      4.00%     $ 7,979      4.00%     $ 5,276      3.00%
  Actual..............   10,518      5.24       13,753      6.89       12,950      7.36
  Excess..............  $ 2,482      1.24%     $ 5,774      2.89%     $ 7,674      4.36%
Risk-based capital:(1)
  Requirement (3).....  $ 8,753      8.00%     $ 8,521      8.00%     $ 7,286      8.00%
  Actual (4)..........   11,886     10.86       14,736     13.83       13,521     14.85
  Excess..............  $ 3,133      2.86%     $ 6,215      5.83%     $ 6,235      6.85%

                                AS OF                  AS OF
                          DECEMBER 31, 1997      DECEMBER 31, 1996
                         --------------------   --------------------
                                   PERCENT OF             PERCENT OF
                         AMOUNT    ASSETS(2)    AMOUNT    ASSETS(2)
                         -------   ----------   -------   ----------
                                  (DOLLARS IN THOUSANDS)
Tangible capital:(1)
  Requirement.........  $ 2,139       1.50%    $ 1,719       1.50%
  Actual..............   12,592       8.83      11,787      10.28
  Excess..............  $10,453       7.33%    $10,068       8.78%
Core capital:(1)(2)
  Requirement.........  $ 4,279       3.00%    $ 3,438       3.00%
  Actual..............   12,592       8.83      11,787      10.28
  Excess..............  $ 8,313       5.83%    $ 8,349       7.28%
Risk-based capital:(1)
  Requirement (3).....  $ 5,537       8.00%    $ 4,064       8.00%
  Actual (4)..........   12,995      18.78      12,094      23.81
  Excess..............  $ 7,458      10.78%    $ 8,030      15.81%

---------------
(1) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets. As of December 31, 2000, the difference between capital under generally accepted accounting principles ("GAAP") and regulatory tangible and core capital is attributable to $60,000 for the Savings Bank's net unrealized holding losses on available-for-sale securities to arrive at regulatory tangible and core capital of $10,518,000.

(2) To be "adequately capitalized" for purposes of the OTS' Prompt Corrective Action regulations, core capital generally must be at least 4.0%.

(3) Calculated based on the OTS requirement of 8.0% of risk-weighted assets.

(4) As of December 31, 2000, the difference between capital under generally accepted accounting principles and regulatory risk-based capital is attributable to an addition to generally accepted accounting principles capital of $1,368,000 for the allowable allowance for loan loss and $60,000 for the Savings Bank's net unrealized holding gains (losses) on available-for-sale securities to arrive at regulatory risk-based capital of $11,886,000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Prestige Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Prestige Bancorp, Inc. (the Corporation) and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prestige Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
March 21, 2001

                             PRESTIGE BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                                                  2000            1999
                                                              ------------    ------------
                           ASSETS
ASSETS:
  Cash and due from banks...................................  $  1,223,252    $  1,411,002
  Interest-bearing deposits with banks......................     4,647,771       3,787,311
  Investment securities-
     Available for sale.....................................     8,911,314      10,985,172
     Held to maturity (market value $21,924,761 and
       $23,027,655, respectively)...........................    22,243,491      24,361,002
  Loans.....................................................   156,937,253     153,209,558
     Less--Deferred (costs) fees, net.......................       (15,244)          6,715
            Allowance for loan losses.......................     3,387,779         982,588
            Loans in process................................       148,120       1,257,902
                                                              ------------    ------------
          Net loans.........................................   153,416,598     150,962,353
                                                              ------------    ------------
  Federal Home Loan Bank stock, at cost.....................     3,689,900       3,648,900
  Premises and equipment, net...............................     2,343,491       2,503,345
  Accrued interest receivable...............................     1,301,026       1,177,480
  Deferred tax asset, net...................................     2,411,016         548,118
  Other assets..............................................     1,587,097       1,187,636
                                                              ------------    ------------
          Total assets......................................  $201,774,956    $200,572,319
                                                              ============    ============
            LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits--
     Noninterest-bearing deposits...........................  $  8,023,201    $  7,537,107
     Interest-bearing deposits..............................   113,770,089     112,953,650
                                                              ------------    ------------
          Total deposits....................................   121,793,290     120,490,757
  Federal Home Loan Bank advances...........................    66,300,000      62,977,000
  Advance payments by borrowers for taxes and insurance.....       884,319       1,068,008
  Income taxes payable......................................            --         163,736
  Accrued interest payable..................................       648,145         422,971
  Other liabilities.........................................       599,270         496,558
                                                              ------------    ------------
          Total liabilities.................................   190,225,024     185,619,030
                                                              ------------    ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value; 5,000,000 shares
     authorized, none issued................................            --              --
  Common stock, $1.00 par value; 10,000,000 shares
     authorized, 1,162,313 shares issued at December 31,
     2000 and December 31, 1999.............................     1,162,313       1,162,313
  Treasury stock at cost; 216,197 and 172,349 shares at
     December 31, 2000 and December 31, 1999,
     respectively...........................................    (2,699,348)     (2,246,618)
  Additional paid in capital................................    11,588,778      11,581,741
  Unearned ESOP shares......................................      (615,670)       (654,310)
  Retained earnings.........................................     2,377,690       5,543,671
  Accumulated other comprehensive (loss) income.............      (263,831)       (433,508)
                                                              ------------    ------------
     Total stockholders' equity.............................    11,549,932      14,953,289
                                                              ------------    ------------
     Total liabilities and stockholders' equity.............  $201,774,956    $200,572,319
                                                              ============    ============

        The accompanying notes are an integral part of these statements.

                             PRESTIGE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                              2000           1999           1998
                                                           -----------    -----------    ----------
INTEREST INCOME:
  Interest and fees on loans.............................  $12,321,324    $10,582,966    $8,689,218
  Interest on mortgage-backed securities.................      661,392        761,098       589,328
  Interest and dividends on other investment
    securities...........................................    1,738,795      1,634,498     2,137,413
  Interest on deposits in other financial institutions...      115,176        215,844       255,738
                                                           -----------    -----------    ----------
         Total interest income...........................   14,836,687     13,194,406    11,671,697
                                                           -----------    -----------    ----------
INTEREST EXPENSE:
  Interest on deposits...................................    4,892,599      4,525,058     3,976,159
  Advances from Federal Home Loan Bank...................    4,123,462      3,006,736     2,708,619
                                                           -----------    -----------    ----------
         Total interest expense..........................    9,016,061      7,531,794     6,684,778
         Net interest income.............................    5,820,626      5,662,612     4,986,919
                                                           -----------    -----------    ----------
PROVISION FOR LOAN LOSSES................................    6,382,865        438,000       209,000
                                                           -----------    -----------    ----------
         Net interest (loss) income after provision for
           loan losses...................................     (562,239)     5,224,612     4,777,919
                                                           -----------    -----------    ----------
OTHER INCOME:
  Fees and service charges...............................      909,201        777,948       511,954
  Gain (loss) on sale of investments.....................        9,491         72,789        (6,703)
  Gain on sale of fixed assets...........................        2,660          5,370        27,354
  Loss on sale of foreclosed property....................      (16,978)            --       (18,500)
  Other income, net......................................       16,486         13,684        20,327
                                                           -----------    -----------    ----------
         Total other income..............................      920,860        869,791       534,432
                                                           -----------    -----------    ----------
OTHER EXPENSES:
  Salaries and employee benefits.........................    2,556,030      2,478,436     2,023,378
  Premises and occupancy costs...........................      592,781        584,211       529,950
  Federal deposit insurance premiums.....................       24,864         65,151        57,718
  Data processing costs..................................      276,642        257,581       265,707
  Advertising costs......................................      130,024        118,764       122,802
  Transaction processing costs...........................      350,280        309,491       253,833
  ATM transaction fees...................................      184,132        151,817       110,408
  Other expenses.........................................    1,088,749        749,379       732,536
                                                           -----------    -----------    ----------
         Total other expenses............................    5,203,502      4,714,830     4,096,332
                                                           -----------    -----------    ----------
         (Loss) income before income tax (benefit)
           expense.......................................   (4,844,881)     1,379,573     1,216,019
INCOME TAX (BENEFIT) EXPENSE.............................   (1,880,721)       528,259       472,932
                                                           -----------    -----------    ----------
NET (LOSS) INCOME........................................  $(2,964,160)   $   851,314    $  743,087
                                                           ===========    ===========    ==========
PER COMMON SHARE DATA(1):
  Basic:
    Net (loss) income....................................  $     (3.37)   $      0.93    $     0.75
                                                           ===========    ===========    ==========
    Average number of common shares outstanding..........      879,144        915,316       991,452
                                                           -----------    -----------    ----------
  Diluted:
    Net (loss) income....................................  $     (3.37)   $      0.93    $     0.74
                                                           ===========    ===========    ==========
    Average number of common shares outstanding..........      879,144        915,467     1,000,945
                                                           -----------    -----------    ----------
  Cash dividends declared................................  $      0.21    $      0.24    $     0.18
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

                             PRESTIGE BANCORP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                    COMMON                                                            ACCUMULATED
                                                    STOCK                    ADDITIONAL    UNEARNED                      OTHER
                                  COMPREHENSIVE   $1.00 PAR     TREASURY       PAID-IN       ESOP       RETAINED     COMPREHENSIVE
                                  INCOME (LOSS)     VALUE         STOCK        CAPITAL      SHARES      EARNINGS     INCOME (LOSS)
                                  -------------   ----------   -----------   -----------   ---------   -----------   -------------
BALANCE, December 31, 1997......                  $  963,023   $  (775,881)  $ 8,033,296   $(724,050)  $ 8,064,202     $  69,221
  Allocation of 4,066 ESOP
    shares......................                          --            --        44,976      33,670            --            --
  Cash dividends declared.......                          --            --            --          --      (191,600)           --
  Treasury stock purchases,
    107,716 shares..............                          --    (1,392,128)           --          --            --            --
  Stock dividend declared:
    Common stock (15% per
      share)....................                     137,067            --     2,648,956          --    (2,786,023)           --
    Cash in lieu of stock.......                          --            --            --          --        (3,484)           --
  Common stock issued upon
    exercise of stock options -
    507 shares..................                          --         6,766           449          --            --            --
  Net income....................   $   743,087            --            --            --          --       743,087            --
  Net unrealized losses on
    available for sale
    securities, net of tax of
    $74,595.....................      (116,066)           --            --            --          --            --      (116,066)
  Reclassification adjustment
    for losses realized in net
    income net of tax of
    2,279.......................         4,424            --            --            --          --            --         4,424
                                   -----------
  Comprehensive income..........   $   631,445
                                   ===========    ----------   -----------   -----------   ---------   -----------     ---------
BALANCE, December 31, 1998......                   1,100,090    (2,161,243)   10,727,677    (690,380)    5,826,182       (42,421)
  Allocation of 4,355 ESOP
    shares......................                          --            --        23,743      36,070            --            --
  Cash dividends declared.......                          --            --            --          --      (236,380)           --
  Treasury stock purchases,
    7,000 shares................                          --       (85,375)           --          --            --            --
  Stock dividend declared:
    Common stock (5% per
      share)....................                      62,223            --       830,321          --      (892,544)           --
    Cash in lieu of stock.......                          --            --            --          --        (4,901)           --
  Net income....................   $   851,314            --            --            --          --       851,314            --
  Net unrealized losses on
    available for sale
    securities, net of tax of
    $228,698....................      (343,047)           --            --            --          --            --      (343,047)
  Reclassification adjustment
    for gains realized in net
    income net of tax of
    $24,749.....................       (48,040)           --            --            --          --            --       (48,040)
                                   -----------
  Comprehensive income..........   $   460,227
                                   ===========    ----------   -----------   -----------   ---------   -----------     ---------
BALANCE, December 31, 1999......                   1,162,313    (2,246,618)   11,581,741    (654,310)    5,543,671      (433,508)
  Allocation of 4,666 ESOP
    shares......................                          --            --         7,037      38,640            --            --
  Cash dividends declared.......                          --            --            --          --      (201,821)           --
  Treasury stock purchases,
    43,848 shares...............                          --      (452,730)           --          --            --            --
  Net loss......................   $(2,964,160)           --            --            --          --    (2,964,160)           --
  Net unrealized gains on
    available for sale
    securities, net of tax of
    $109,259....................       163,888            --            --            --          --            --       163,888
  Reclassification adjustment
    for gains realized in net
    income net of tax of
    $3,702......................         5,789            --            --            --          --            --         5,789
                                   -----------
  Comprehensive loss............   $(2,794,483)
                                   ===========    ----------   -----------   -----------   ---------   -----------     ---------
BALANCE, December 31, 2000......                  $1,162,313   $(2,699,348)  $11,588,778   $(615,670)  $ 2,377,690     $(263,831)
                                                  ==========   ===========   ===========   =========   ===========     =========


                                     TOTAL
                                  -----------
BALANCE, December 31, 1997......  $15,629,811
  Allocation of 4,066 ESOP
    shares......................       78,646
  Cash dividends declared.......     (191,600)
  Treasury stock purchases,
    107,716 shares..............   (1,392,128)
  Stock dividend declared:
    Common stock (15% per
      share)....................           --
    Cash in lieu of stock.......       (3,484)
  Common stock issued upon
    exercise of stock options -
    507 shares..................        7,215
  Net income....................      743,087
  Net unrealized losses on
    available for sale
    securities, net of tax of
    $74,595.....................     (116,066)
  Reclassification adjustment
    for losses realized in net
    income net of tax of
    2,279.......................        4,424
  Comprehensive income..........
                                  -----------
BALANCE, December 31, 1998......   14,759,905
  Allocation of 4,355 ESOP
    shares......................       59,813
  Cash dividends declared.......     (236,380)
  Treasury stock purchases,
    7,000 shares................      (85,375)
  Stock dividend declared:
    Common stock (5% per
      share)....................           --
    Cash in lieu of stock.......       (4,901)
  Net income....................      851,314
  Net unrealized losses on
    available for sale
    securities, net of tax of
    $228,698....................     (343,047)
  Reclassification adjustment
    for gains realized in net
    income net of tax of
    $24,749.....................      (48,040)
  Comprehensive income..........
                                  -----------
BALANCE, December 31, 1999......   14,953,289
  Allocation of 4,666 ESOP
    shares......................       45,677
  Cash dividends declared.......     (201,821)
  Treasury stock purchases,
    43,848 shares...............     (452,730)
  Net loss......................   (2,964,160)
  Net unrealized gains on
    available for sale
    securities, net of tax of
    $109,259....................      163,888
  Reclassification adjustment
    for gains realized in net
    income net of tax of
    $3,702......................        5,789
  Comprehensive loss............
                                  -----------
BALANCE, December 31, 2000......  $11,549,932
                                  ===========

        The accompanying notes are an integral part of these statements.

                             PRESTIGE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                    2000             1999            1998
                                                                -------------    ------------    ------------
OPERATING ACTIVITIES:
  Net (loss) income.........................................    $  (2,964,160)   $    851,314    $    743,087
                                                                -------------    ------------    ------------
  Adjustments to reconcile net income to net cash provided
    (used) by operating activities-
    Depreciation of premises and equipment..................          317,403         344,145         306,143
    Amortization of premiums and discounts, net.............             (257)         16,821         (28,174)
    Non cash compensation expense related to MRP Plan.......          135,172         223,990         134,136
    Non cash compensation expense related to ESOP benefit...           58,397          75,098          96,336
    Loss on sale of mutual funds............................               --          17,625          14,700
    Loss on sale of available for sale investment
      securities............................................            8,877              --              --
    Loss on sale of available for sale mortgage-backed
      securities............................................            2,270              --              --
    Gain on sale of equity securities.......................          (20,637)        (90,414)         (5,834)
    Gain on sale of premises and equipment..................               --              --         (38,023)
    Provision for loan losses...............................        6,382,865         438,000         209,000
    Increase (decrease) in other liabilities................           89,992         (27,926)        (42,353)
    Increase in accrued interest payable....................          225,174         188,529          81,106
    Decrease in income taxes payable........................         (163,736)         (8,350)         (5,982)
    Increase in deferred income taxes, net..................       (1,976,017)       (197,130)        (93,044)
    Increase in accrued interest receivable.................         (123,546)        (60,920)        (83,299)
    (Increase) decrease in other assets.....................         (532,783)        116,590        (397,700)
                                                                -------------    ------------    ------------
    Total adjustments.......................................        4,403,174       1,036,058         147,012
                                                                -------------    ------------    ------------
      Net cash provided by operating activities.............        1,439,014       1,887,372         890,099
                                                                -------------    ------------    ------------
INVESTING ACTIVITIES:
  Loan originations.........................................      (52,152,380)    (73,366,281)    (66,773,023)
  Principal payments on loans...............................       43,315,270      45,882,762      38,828,150
  Proceeds from calls and maturities of held to maturity
    investment securities...................................        1,000,000       3,500,000      17,000,000
  Proceeds from sale of available for sale mutual funds.....               --         733,931         660,500
  Proceeds from sale of available for sale mortgaged-backed
    securities..............................................          593,798              --              --
  Proceeds from sale and calls of available for sale
    investment securities...................................          991,126       1,000,000       5,600,000
  Proceeds from sale of equity securities...................          197,939         199,690          19,800
  Return of capital on investment securities................               --          10,530           2,225
  Purchases of held to maturity investment securities.......               --      (4,500,000)    (13,727,081)
  Purchases of available for sale investment securities.....          (36,307)     (2,614,983)     (4,650,561)
  Principal payments on available for sale mortgage-backed
    securities..............................................          625,772         514,078       1,289,713
  Principal payments on held to maturity mortgage-backed
    securities..............................................        1,049,212       1,727,584       1,818,659
  Principal payments on held to maturity investment
    securities..............................................           62,372         372,797         193,529
  Purchases of available for sale mortgage-backed
    securities..............................................               --      (1,500,000)     (2,000,000)
  Purchases of held to maturity mortgage-backed
    securities..............................................               --              --      (3,000,000)
  Purchases of premises and equipment.......................         (157,549)       (212,881)       (435,343)
  Proceeds from sale of premises and equipment..............               --              --         206,408
  Purchase of Federal Home Loan Bank stock..................          (41,000)     (1,100,000)       (800,000)
                                                                -------------    ------------    ------------
      Net cash used by investing activities.................       (4,551,747)    (29,352,773)    (25,767,024)
                                                                -------------    ------------    ------------
FINANCING ACTIVITIES:
  (Decrease) increase in advance payments by borrowers for
    taxes and insurance.....................................         (183,689)         44,778         166,349
  Purchases of MRP shares...................................           (1,850)             --        (611,575)
  Proceeds from Federal Home Loan Bank advances.............      180,250,000      51,100,000      21,000,000
  Payments on Federal Home Loan Bank advances...............     (176,927,000)    (39,100,000)     (4,700,000)
  Net (decrease) increase in money market, NOW and passbook
    savings accounts........................................         (893,453)      8,912,540       8,406,498
  Net increase in certificate accounts......................        2,195,986       1,880,095      10,135,799
  Purchases of treasury stock...............................         (452,730)        (85,375)     (1,392,128)
  Common stock cash dividends paid..........................         (201,821)       (236,380)       (191,600)
  Proceeds from exercise of stock options...................               --              --           6,562
  Cash in lieu of stock dividend on fractional shares.......               --          (4,901)         (3,484)
                                                                -------------    ------------    ------------
      Net cash provided by financing activities.............        3,785,443      22,510,757      32,816,421
                                                                -------------    ------------    ------------
      Net increase (decrease) in cash and cash
        equivalents.........................................          672,710      (4,954,644)      7,939,496
CASH AND CASH EQUIVALENTS, beginning of year................        5,198,313      10,152,957       2,213,461
                                                                -------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of year......................    $   5,871,023    $  5,198,313    $ 10,152,957
                                                                =============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for income taxes................    $     801,100    $    700,600    $    570,000
                                                                =============    ============    ============
  Cash paid during the year for interest on deposits and
    borrowings..............................................    $   8,790,886    $  7,343,265    $  6,603,672
                                                                =============    ============    ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY:
  Loans transferred to real estate owned....................    $     179,149    $         --    $    250,000
                                                                =============    ============    ============

        The accompanying notes are an integral part of these statements.

                             PRESTIGE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

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

REGULATIONS

     The Corporation announced on September 25, 2000 that the Savings Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). This Supervisory Agreement formalized the understandings of the OTS and the Bank pursuant to an informal directive issued by the OTS to the Bank on May 17, 2000.

     In conjunction with a routine regulatory examination of the Bank by the OTS, the OTS requested the Bank to enter into the Supervisory Agreement. The Supervisory Agreement was signed on September 20, 2000, (the "Effective Date") and, among other things, places restrictions on the Bank's growth. The Bank may seek modification of this limitation on growth by submission of a written request to the Regional Director of the OTS ("Regional Director") and by obtaining the prior written approval of the Regional Director. Under the Supervisory Agreement, the Bank may not increase its assets in an amount exceeding net interest credited on deposit liabilities (or earnings credited on share accounts) during any calendar quarter, without prior written approval of the Regional Director. Additionally, the Supervisory Agreement requires the Bank or its Board of Directors to review and revise various policies including 1) interest rate risk management, 2) strategic planning to direct the operations and affairs of the Bank and in managing and reducing the interest rate risk of the Bank, 3) investment and underwriting policies, 4) transactions with the affiliates of the Bank, and 5) internal loan and asset classifications policies. The Supervisory Agreement continues the restriction imposed on the Bank by the directive not to extend loans for a business purpose except for those business loans which the Bank was committed to extend on or before May 17, 2000 or which were loans in process. This restriction on the extension of new loans for a business purpose also extends to renewals of business loans with revolving credit or balloon loan features at maturity. The Bank may request that the Regional Director waive this limitation on the extension of an individual commercial loan to a customer, including any revised terms or renewal of a business loan. The restrictions on the Bank's operations were immediately effective and the Supervisory Agreement will remain in place until terminated by the OTS.

     The Corporation has worked closely with the OTS to implement the Supervisory Agreement and it believes it has materially complied with the Agreement to date.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

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

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents in the accompanying statements of cash flows include cash and due from banks and interest-bearing deposits primarily with banks. Interest-bearing deposits are on deposit with domestic banks and are due within three months. The Corporation had no deposits in foreign banks or in foreign branches of United States banks. In addition, cash and due from banks at December 31, 2000 and 1999 included $492,000 and $323,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

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

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are continually reviewed and, as adjustments become necessary, they are reported in earnings in the period in which they become known. The allowance for loan losses is established through a provision charged to expense and recoveries.

     The Bank follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was subsequently amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." SFAS No. 114 addresses the treatment and disclosure of certain loans where it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. This standard defines the term "impaired loan" and indicates the method used to measure the

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

impairment. The measurement of impairment may be based upon (a) the present value of expected future cash flows discounted at the loan's effective interest rate; (b) the observable market price of the impaired loan; or (c) the fair value of the collateral of a collateral dependent loan.

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

     The Corporation considers its specifically identified impaired loans to be collateral dependent; therefore, the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. For its two loan pools, the Corporation calculates expected loan losses using a formula approach based upon historical experience and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions. The Corporation's policy is to recognize interest on a cash basis for impaired loans and to charge off impaired loans when deemed uncollectable.

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

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the related assets that are from 2 to 50 years. Repairs and maintenance are charged to expense as incurred.

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

     Effective June 27, 1996, the Corporation established the ESOP plan, which acquired 77,041 shares, or 93,027 shares adjusted for the 15% stock dividend in the second quarter of 1998 and 5% stock dividend in the first quarter of 1999, in connection with the Plan of Conversion. As of December 31, 2000 and 1999, 74,341 and 79,007 shares, respectively, remain unearned.

     On April 23, 1997, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and Management Recognition and Retention Plan and Trust (the MRP Plan).

     See notes 12, 13 and 14 for additional information.

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

INCOME TAXES

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

EARNINGS PER COMMON SHARE

     The Company follows SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share is computed based upon only the weighted average common shares outstanding. Diluted earnings per share is computed based upon the weighted average common shares outstanding and any dilutive effect of common stock equivalent shares and other convertible securities in the calculation. Treasury shares are treated as retired for earnings per share purposes.

     The following table reflects the calculation of earnings per share under SFAS No. 128.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                    2000          1999         1998
                                                 -----------    --------    ----------
Basic (loss) earnings per share(1):
  Net (loss) income............................  $(2,964,160)   $851,314    $  743,087
  Average shares outstanding...................      879,144     915,316       991,452
  (Loss) earnings per share....................  $     (3.37)   $    .93    $      .75
Diluted (loss) earnings per share(1):
  Net (loss) income............................  $(2,964,160)   $851,314    $  743,087
  Average shares outstanding...................      879,144     915,316       991,452
  Stock options................................           --         151         9,493
                                                 -----------    --------    ----------
  Diluted average shares outstanding...........      879,144     915,467     1,000,945
  (Loss) earnings per share....................  $     (3.37)   $    .93    $      .74

     --------------------
     (1) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable on June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999. All per share data have been restated to reflect the stock dividends.

     Options to purchase 106,210 94,826 and 14,315 shares of common stock were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods.

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

                             PRESTIGE BANCORP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--CONTINUED

consistent with the Company's internal organizational structure. The Company is operated as a single segment which is community banking. As such, financial information for this segment does not differ materially from the information provided in the consolidated financial statements.

RISK MANAGEMENT OVERVIEW

     Risk identification and management are essential elements for the successful management of the Corporation. In the normal course of business, the Bank is subject to various types of risk, including interest rate, credit and liquidity risk. The Corporation strives to control and monitor these risks with policies, procedures and various levels of managerial and Board oversight.

     Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets and liabilities. The Corporation strives to manage its interest rate risk using its asset liability management policy.

     Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers and purchasing securities. The Corporation's primary credit risk occurs in the loan portfolio. The Corporation uses its credit policy and evaluation of the adequacy of the allowance for loan losses to strive to control and manage credit risk. The Corporation's investment policy indicates the amount of credit risk that may be assumed in the investment portfolio.

     Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and the Federal Home Loan Bank (FHLB). The Corporation uses its asset liability management policy and its FHLB borrowing capacity to strive to manage liquidity risk.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

FUTURE ACCOUNTING STANDARDS

     The Financial Accounting Standards Board ("FASB") has issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. As amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an Amendment of FASB Statement No. 133," the standard is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Corporation for the year ending December 31, 2001.

     The FASB has also issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133," which amends the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities.

     The FASB has additionally issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities--a Replacement of FASB Statement No. 125." effective for transfers and extinguishments after March 31, 2001.

     The impact and adoption of these standards is not expected to materially affect the Corporation's financial condition or results of operations.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:

     The cost and market values of investment securities are summarized as follows:

     Investment securities available for sale:

                                                               DECEMBER 31, 2000
                                              ----------------------------------------------------
                                                              GROSS         GROSS
                                              AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                 COST         GAINS         LOSSES        VALUE
                                              ----------    ----------    ----------    ----------
U.S. government and government agency
  obligations:
     Due after one and within five years....  $3,500,000      $3,750       $ 23,305     $3,480,445
     Due after five and within ten years....     500,000          --          6,560        493,440
Corporate Debentures:
     Due after ten years....................     494,060          --         40,415        453,645
Federal Home Loan Mortgage Corporation
  (FHLMC) certificates:
     Due after ten years....................   1,787,580       5,077         22,762      1,769,895
Federal National Mortgage Association (FNMA)
  certificates:
     Due after ten years....................   1,226,258          --         16,217      1,210,041
Mutual fund investment......................     589,094          --          4,435        584,659
Common stock portfolio......................   1,254,040          --        334,851        919,189
                                              ----------      ------       --------     ----------
                                              $9,351,032      $8,827       $448,545     $8,911,314
                                              ==========      ======       ========     ==========

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     The maturities within the table above are based upon contractual maturity.

     Investment securities held to maturity:

                                                              DECEMBER 31, 2000
                                            ------------------------------------------------------
                                                             GROSS         GROSS
                                             AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                               COST          GAINS         LOSSES         VALUE
                                            -----------    ----------    ----------    -----------
U.S. government and government agency
  obligations:
     Due within one year..................  $   501,664     $    --       $  4,615     $   497,049
     Due after five and within ten
       years..............................    8,495,957          --        100,122       8,395,835
     Due after ten years..................    6,808,228          --        193,754       6,614,474
Federal Home Loan Mortgage Corporation
  (FHLMC) certificates:
     Due after five and within ten
       years..............................    2,295,845      27,701             --       2,323,546
     Due after ten years..................      898,979          --         13,013         885,966
Government National Mortgage Association
  (GNMA) certificates:
     Due after ten years..................    1,516,240       9,654         15,463       1,510,431
Federal National Mortgage Association
  (FNMA) certificates:
     Due after ten years..................    1,726,578          --         29,118       1,697,460
                                            -----------     -------       --------     -----------
                                            $22,243,491     $37,355       $356,085     $21,924,761
                                            ===========     =======       ========     ===========

     The maturities within the table above are based upon contractual maturity.

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     Investment securities available for sale:

                                                              DECEMBER 31, 1999
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

                             PRESTIGE BANCORP, INC.

3.  INVESTMENT SECURITIES:--CONTINUED

     Investment securities held to maturity:

                                                             DECEMBER 31, 1999
                                           ------------------------------------------------------
                                                            GROSS         GROSS
                                            AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                              COST          GAINS         LOSSES         VALUE
                                           -----------    ----------    ----------    -----------
U.S. government and government agency
  obligations:
     Due within one year.................  $ 1,000,641      $   --      $    6,581    $   994,060
     Due after one and within five
       years.............................      506,516          --          29,914        476,602
     Due after five and within ten
       years.............................    8,495,427          --         496,286      7,999,141
     Due after ten years.................    6,872,254          --         575,447      6,296,807
Federal Home Loan Mortgage Corporation
  (FHLMC) certificates:
     Due after five and within ten
       years.............................    2,423,138          --          45,326      2,377,812
     Due after ten years.................    1,439,343          --          15,129      1,424,214
Government National Mortgage Association
  (GNMA) certificates:
     Due after ten years.................    1,737,895       7,612          63,520      1,681,987
Federal National Mortgage Association
  (FNMA) certificates:
     Due after ten years.................    1,885,788          --         108,756      1,777,032
                                           -----------      ------      ----------    -----------
                                           $24,361,002      $7,612      $1,340,959    $23,027,655
                                           ===========      ======      ==========    ===========

     The maturities within the table above are based upon contractual maturity.

     Mortgage-backed securities include net unamortized premiums and discounts of $4,303 and $2,567 at December 31, 2000 and 1999, respectively.

                             PRESTIGE BANCORP, INC.

4.  LOANS RECEIVABLE:

     Loans receivable at December 31, 2000 and 1999, are summarized as follows:

                                                             2000            1999
                                                         ------------    ------------
Real estate loans:
  1-4 family...........................................  $103,332,185    $ 96,182,460
  Construction.........................................     1,550,454       2,713,594
  Commercial real estate...............................    15,085,413      16,060,864
                                                         ------------    ------------
                                                          119,968,052     114,956,918
  Less--Undisbursed loan proceeds......................       148,120       1,257,902
                                                         ------------    ------------
                                                          119,819,932     113,699,016
Commercial business loans:.............................    17,046,757      20,919,709
Consumer loans:
  Home equity..........................................    12,908,169      10,935,728
  Student..............................................     2,419,454       2,410,853
  Automobile...........................................     2,738,721       2,427,168
  Collateral...........................................       729,124         615,279
  Credit cards.........................................       608,438         463,902
  Personal unsecured/other.............................       518,538         480,001
                                                         ------------    ------------
                                                           19,922,444      17,332,931
                                                         ------------    ------------
                                                          156,789,133     151,951,656
  Less--Allowance for loan losses......................     3,387,779         982,588
  Deferred loan (costs) fees...........................       (15,244)          6,715
                                                         ------------    ------------
                                                         $153,416,598    $150,962,353
                                                         ============    ============

     The credit cards and student loans are currently being serviced by a third party.

     At December 31, 2000 and 1999, the majority of the loan portfolio was secured by properties located in Western Pennsylvania. As of December 31, 2000, loans to customers engaged in similar business activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. As of December 31, 2000 and 1999, the Bank had approximately $5,691,000 and $1,127,000 of non-accrual loans. The Bank does not have any other significant off-balance sheet risk except for the commitments referenced in Note 17.

5.  ALLOWANCE FOR LOAN LOSSES:

>Activity with respect to the allowance for loan losses is summarized as follows:

                                                      2000          1999        1998
                                                   -----------    --------    --------
Balance at beginning of year.....................  $   982,588    $571,183    $402,964
Provision for loan losses........................    6,382,865     438,000     209,000
Charge-offs......................................   (3,982,158)    (26,595)    (40,841)
Recoveries.......................................        4,484          --          60
                                                   -----------    --------    --------
Balance at end of year...........................  $ 3,387,779    $982,588    $571,183
                                                   ===========    ========    ========

     The Bank had loans totaling $5,691,000 and $1,127,000 being specifically identified as impaired and a corresponding allocation reserve of $1,196,000 and $120,000 at December 31, 2000 and 1999, respectively.

     The average recorded balances for impaired loans during 2000 and 1999 were $2,886,000 and $1,034,000, respectively. Interest income recognized during the time within the period that the loans were impaired was not

                             PRESTIGE BANCORP, INC.

5.  ALLOWANCE FOR LOAN LOSSES:--CONTINUED

significant. For these same loans, the interest income recognized on a cash basis during the period of impairment was not significant.

     The Corporation records real estate owned at the lower of carrying cost or fair value based upon appraisals less estimated cost to sell. The Corporation had real estate owned assets of $163,000 at December 31, 2000 and $207,000 at December 31, 1999.

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

7.  PREMISES AND EQUIPMENT:

     Office premises and equipment at December 31, 2000 and 1999, are summarized by major classification as follows:

                                                                2000          1999
                                                             ----------    ----------
Land.......................................................  $  224,817    $  224,817
Building and improvements..................................   2,154,914     2,139,289
Furniture, fixtures and equipment..........................   1,968,708     1,837,329
                                                             ----------    ----------
     Total, at cost........................................   4,348,439     4,201,435
Less--Accumulated depreciation.............................   2,004,948     1,698,090
                                                             ----------    ----------
Premises and equipment, net................................  $2,343,491    $2,503,345
                                                             ==========    ==========

     Depreciation expense was $317,403, $344,145 and $306,143 for the fiscal years ended December 31, 2000, 1999 and 1998, respectively.

     The Corporation has entered into various operating leases expiring, with options to renew by the Corporation, at various dates through October 31, 2009 for office space for three of its branch operations. During the years ended December 31, 2000, 1999 and 1998, rental expense included in the statement of operations was $51,000 $50,400, and $42,000, respectively.

     Future minimum lease commitments for all leases as of December 31, 2000, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2001.................................................  $ 63,200
2002.................................................    64,200
2003.................................................    47,100
2004.................................................    17,750
2005.................................................    15,000
Thereafter...........................................    66,500
                                                       --------
     Total Payments..................................  $273,750
                                                       ========

                             PRESTIGE BANCORP, INC.

8.  DEPOSITS:

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $10,766,000 and $10,022,000 at December 31, 2000, and 1999, respectively. At December 31, 2000, the scheduled maturities of the certificate accounts are as follows:

2001.................................................  $35,633,949
2002.................................................   12,515,626
2003.................................................    6,619,568
2004.................................................    1,347,742
2005 and thereafter..................................    3,898,194
                                                       -----------
                                                       $60,015,079
                                                       ===========

     Interest expense associated with deposits for each of the years ended is as follows:

                                                           2000          1999          1998
                                                        ----------    ----------    ----------
    Interest on certificates of deposit...............  $3,237,380    $3,037,831    $2,754,876
    Interest on savings accounts......................     414,023       423,339       407,967
    Money market accounts.............................   1,042,739       888,316       661,498
    Interest on NOW accounts..........................     219,315       184,640       163,504
    Early withdrawal penalties........................     (20,858)       (9,068)      (11,686)
                                                        ----------    ----------    ----------
                                                        $4,892,599    $4,525,058    $3,976,159
                                                        ==========    ==========    ==========

9.  FEDERAL HOME LOAN BANK ADVANCES:

     Advances from the Federal Home Loan Bank consist of the following:

         DECEMBER 31, 2000
------------------------------------
            WEIGHTED
MATURITY  AVERAGE RATE     BALANCE
--------  ------------   -----------
  2001        6.77%      $10,500,000
  2002        6.41         6,500,000
  2003        6.58        19,300,000
  2004        6.57         2,500,000
  2005        6.36         7,000,000
  2008        5.49         9,000,000
  2009        5.70        10,000,000
  2010        6.05         1,500,000
                         -----------
                         $66,300,000
                         ===========

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
                         -----------
                         $62,977,000
                         ===========

                             PRESTIGE BANCORP, INC.

9.  FEDERAL HOME LOAN BANK ADVANCES:--CONTINUED

     The Bank relies on cash management advances offered by the Federal Home Loan Bank of Pittsburgh for their liquidity needs. At December 31, 2000 the Bank's maximum borrowing capacity was $124.1 million of which $66.3 million had been borrowed.

     The Bank has a "blanket" agreement with the Federal Home Loan Bank of Pittsburgh whereby the Bank pledged as collateral for these advances its investments in U.S. government and agency securities and U.S. government and agency mortgage-backed securities and 100% of its unencumbered home mortgage loan portfolio.

     Of the outstanding FHLB advances, $3,000,000 was adjustable rate notes with a weighted average rate 6.73%. At December 31, 2000, there were $32.5 million of advances that are convertible to quarterly adjustable rate advances at varying conversion dates within the next five years. The $32.5 million convertible advances have final maturity dates of $5.0 million in 2003, $7.0 million in 2005, $9.0 million in 2008, $10.0 million in 2009 and $1.5 million in 2010.

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Corporation, as for most financial institutions, approximately 97% of its assets and liabilities are considered financial instruments, as defined in SFAS No. 107. Many of the Corporation's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used for the purpose of this disclosure.

     Estimated fair values have been determined using the best available data and an estimation methodology suitable for each category of financial instruments.

     The following methods and assumptions were used in estimating the fair value of financial instruments:

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

NET LOANS AND ACCRUED INTEREST RECEIVABLE

     The fair values for the loans are estimated using a discounted cash flow analysis, using interest rates reported in various government releases and competitive market rate surveys where appropriate. The prepayment speeds utilized were taken from the December 31, 2000 OTS Selected Asset and Liability Price Tables and market estimations. The carrying amount of accrued interest approximates its fair value.

DEPOSIT LIABILITIES

     The fair value for deposits with no stated maturities (e.g., passbooks) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values on deposits with stated maturities (e.g., certificates of deposit) are estimated using a discounted cash flow calculation that applies the median rate for a comparable term certificate of deposit obtained from a local deposit offering rate survey.

                             PRESTIGE BANCORP, INC.

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:--CONTINUED

FEDERAL HOME LOAN BANK ADVANCES

     Fair values on Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate for borrowings of similar maturities.

     The estimated fair values and recorded book balances at December 31, 2000 and 1999 are as follows:

                                                 2000                           1999
                                      ---------------------------    ---------------------------
                                       ESTIMATED       RECORDED       ESTIMATED       RECORDED
                                       FAIR VALUE      BALANCE        FAIR VALUE      BALANCE
                                      ------------   ------------    ------------   ------------
    Cash and short term deposits....  $  5,871,023   $  5,871,023    $  5,198,313   $  5,198,313
    Investment securities...........    30,836,075     31,154,805      34,012,827     35,346,174
    Net loans.......................   152,342,682    153,416,598     149,086,000    150,962,353
    Accrued interest receivable.....     1,301,026      1,301,026       1,177,480      1,177,480
    Deposits with no stated
      maturities....................    61,778,211     61,778,211      62,671,664     62,671,664
    Deposits with stated
      maturities....................    59,686,009     60,015,079      57,104,000     57,819,093
    Federal Home Loan Bank
      advances......................    66,472,358     66,300,000      62,664,000     62,977,000
    Commitments to originate
      loans.........................     9,910,000      9,910,000      10,623,000     10,623,000

11.  INCOME TAXES:

     The (benefit) provision for income taxes for each of the years ended December 31, are as follows:

                                                     2000          1999         1998
                                                  -----------    ---------    --------
Federal:
  Current.......................................  $   434,015    $ 628,135    $481,170
  Deferred......................................   (1,976,020)    (197,178)    (93,696)
                                                  -----------    ---------    --------
                                                   (1,542,005)     430,957     387,474
State:
  Current.......................................     (338,716)      97,302      85,458
                                                  -----------    ---------    --------
       Total income tax (benefit) expense.......  $(1,880,721)   $ 528,259    $472,932
                                                  ===========    =========    ========

     Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each for the years ended:

                                                             2000          1999         1998
                                                          -----------    ---------    --------
    Deferred tax expense (benefit)--
      Prepaid pension...................................  $    16,404    $  11,821    $ (4,272)
      Deferred loan costs/fees..........................           --           --     (10,259)
      Vacation accrual..................................         (266)      (4,863)     (6,127)
      MRP accrual.......................................      (22,319)     (13,842)         --
      Provision for loan losses.........................   (2,016,833)    (148,920)    (71,060)
      Tax depreciation (less than) in excess of book
         depreciation...................................         (578)     (16,086)     10,200
      Other, net........................................       47,572      (25,288)    (12,178)
                                                          -----------    ---------    --------
                                                          $(1,976,020)   $(197,178)   $(93,696)
                                                          ===========    =========    ========

     The special tax benefit afforded to thrift institutions that allowed a bad debt deduction based upon 8% of taxable income was repealed in 1996. A small thrift with assets of less than $500 million may maintain a bad debt reserve equal to the greater of the allowable base year reserve (i.e. the thrift bad debt reserve at December 31, 1987) or the experience method reserve (six year moving average ratio of charge-offs to loans applied to year end loan balances). The portion of the bad debt reserve under the former (percentage of taxable income) method

                             PRESTIGE BANCORP, INC.

11.  INCOME TAXES:--CONTINUED

which exceeds the bad debt reserve under the present (base year or experience) method must be recaptured by recognizing such excess in taxable income ratably over a six year period. The six-year recapture period generally started in 1996, but may have been delayed until 1997 or 1998 if certain residential loan origination tests were met in 1997 and 1998. The Bank had maintained the applicable residential loan requirement and the recapture commenced with the taxable year beginning January 1, 1998. As of December 31, 2000, the Savings Bank had an applicable excess reserve balance remaining of approximately $64,000. Approximately $21,300 will be recaptured on an annual basis over the next three fiscal years.

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

     In accordance with FASB Statement No. 109, the Bank has recorded deferred income tax associated with the temporary differences related to the portion of the bad debt reserve arising in tax years after December 31, 1987. For the period before December 31, 1987, there is an unrecognized deferred tax liability of approximately $565,000 at December 31, 2000. If the suspended base year bad debt reserve at December 31, 1987 is reduced by certain excess distributions, redemptions or a base year loan contraction, income tax expense will be recognized at the prevailing tax rate.

     A reconciliation from the expected federal statutory income tax rate to the effective rate expressed as a percentage of pretax income for each of the years ended is as follows:

                                                              2000    1999    1998
                                                              ----    ----    ----
Statutory federal tax rate..................................  34.0%   34.0%   34.0%
State income taxes, net of Federal income tax benefit.......   7.0     7.1     7.0
Effect of graduated federal tax rates.......................  (2.4)   (2.1)   (1.3)
Other.......................................................    .2     (.7)    (.8)
                                                              ----    ----    ----
                                                              38.8%   38.3%   38.9%
                                                              ====    ====    ====

     Net deferred tax liabilities (assets) as of December 31, 2000 and 1999 are as follows:

                                                                2000          1999
                                                             -----------    ---------
Prepaid pension............................................  $    44,439    $  28,035
Vacation accrual...........................................      (27,236)     (26,970)
Allowance for loan losses..................................   (2,410,679)    (240,505)
Valuation allowance for investments........................     (175,887)    (289,006)
Tax depreciation in excess of book depreciation............       61,836       63,536
Deferred loan costs/fees...................................        1,845        1,845
MRP accrual................................................      (66,185)     (43,866)
Other, net.................................................      160,851      (41,187)
                                                             -----------    ---------
Net deferred tax asset.....................................  $(2,411,016)   $(548,118)
                                                             ===========    =========

     No valuation allowance has been provided for the net deferred tax asset as it is more likely than not that it will be realized through future taxable interest income.

                             PRESTIGE BANCORP, INC.

12.  PENSION PLAN:

     The Bank maintains a noncontributory defined benefit pension plan covering all eligible employees. The following table sets forth the plan's fund status and amounts recognized in the Corporation's balance sheets at December 31, 2000 and 1999, respectively.

                                                                2000          1999
                                                             ----------    ----------
Change in benefit obligation:
  Benefit obligation at beginning of year..................  $1,098,969    $1,170,869
  Service cost.............................................     165,145       123,290
  Interest cost............................................      82,423        79,034
  Actuarial gain...........................................     (44,672)      (87,724)
  Benefits paid............................................      (8,769)     (186,500)
                                                             ----------    ----------
  Benefit obligation at end of year........................   1,293,096     1,098,969
                                                             ----------    ----------
Change in plan assets Fair value of plan assets at
  beginning of year........................................   1,179,659     1,062,744
  Actual return on plan assets.............................     (21,976)      144,507
  Employer contribution....................................     193,502       158,908
  Benefits paid............................................      (8,769)     (186,500)
                                                             ----------    ----------
  Fair value of plan assets at end of year.................   1,342,416     1,179,659
                                                             ----------    ----------
  Funded status............................................      49,320        80,690
  Unrecognized net obligation at transition................      40,112        44,884
  Unrecognized net loss (gain).............................      41,272       (43,117)
                                                             ----------    ----------
  Prepaid benefit cost.....................................  $  130,704    $   82,457
                                                             ==========    ==========

     Approximately 92% of the plan's assets are primarily invested either directly or through mutual funds in common stocks, bonds, U.S. government and agency, and foreign securities. The remaining plan assets are on deposit with the Bank or in a cash management account. The Bank's past funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     The components of pension expense are as follows for each of the years ended December 31:

                                                      2000        1999        1998
                                                    --------    --------    ---------
Service cost......................................  $165,145    $123,290    $  84,055
Interest cost.....................................    82,423      79,034       66,813
Actual loss (return) on plan assets...............    21,976    (144,507)    (179,024)
Amortization of transition asset..................  (124,289)     66,321      122,226
                                                    --------    --------    ---------
Net periodic pension cost.........................  $145,255    $124,138    $  94,070
                                                    ========    ========    =========

     For all reported periods, the rate of increase in future compensation levels was assumed to be 4.75%. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.50% for the year ended December 31, 2000, 6.75% for the year ended December 31, 1999 and 7.25% for the year ended December 31, 1998. The expected long-term rate of return on assets was 8.00% for the year ended December 31, 2000 and 7.25% for each of the years ended December 31, 1999 and 1998.

     Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

                             PRESTIGE BANCORP, INC.

13.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP):

     In 1996, the Company established the ESOP to enable employees to obtain ownership interests in the Corporation.

     In connection with the conversion described in Note 1, the Corporation made a $770,410 loan to the ESOP that was used to purchase 77,041 shares, or 93,027 shares adjusted for the 15% stock dividend in the second quarter of 1998 and 5% stock dividend in the first quarter of 1999, of the Corporation's common stock. The ESOP loan has a term of 15 years and bears interest at 7.0%. This loan is collateralized by the shares purchased by the ESOP. The Bank's contributions to the ESOP will be used to repay the ESOP loan, which requires semi-annual payments of $41,888 (includes principal and interest) which began on December 27, 1996. The Bank is obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP uses such contributions to repay the loan made to the ESOP by the Corporation. These transactions occur simultaneously and, for accounting and reporting purposes, offset each other. The effect of the ESOP on the Corporation's financial statements is that the amount of the unearned ESOP shares of $615,670 and $654,310 at December 31, 2000 and 1999, respectively, as reflected in shareholders' equity, will be amortized to compensation over the remaining period of the ESOP loan. In addition, any difference between the market price of the Corporation's common stock and the $10 per share (the purchase price paid by the ESOP), or $8.28 adjusted for the 15% stock dividend in the second quarter of 1998 and 5% stock dividend in the first quarter of 1999, will also be charged or credited to compensation expense (with the offset to additional paid-in capital) based on the semi-annual allocation to ESOP participants of approximately 3,100 shares. Total compensation expense incurred in 2000, 1999 and 1998 for allocated ESOP shares was $58,397, $75,098 and $96,336, respectively.

14.  CAPITAL STOCK PLANS:

     On April 23, 1997, at the annual stockholders meeting, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and the Management Recognition and Retention Plan and Trust (the MRP Plan; the Option Plan and MRP Plan herein are collectively referred to as the Plans).

     On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable June 19, 1998. In addition, on February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999. All share data have been restated to reflect the stock dividend.

     The aforementioned approval of the MRP Plan made 38,521 shares, or 46,513 shares adjusted for the stock dividends in 1998 and 1999, of common stock available for awards to officers, key employees of the Corporation and Bank and non-employee directors thereof. As of December 31, 2000, the Corporation had granted 44,748 shares of which 241 shares have been forfeited. However, such shares are vested over a five-year period and as of December 31, 2000, 15,204 shares remain unvested.

     In connection with the MRP Plan's approval, the Bank established a trust whose purpose is to purchase shares on the open market. During the year ended December 31, 2000, the Corporation incurred compensation expense of $135,172 based on the cost incurred to purchase the currently vesting or previously vested shares in the open market. As of December 31, 2000, the trust had purchased 46,513 shares.

     The aforementioned approval of the Option Plan made 96,302 options, or 116,285 options adjusted for the stock dividends in 1998 and 1999, available for grant to employees and others who perform substantial services to the Corporation. As of December 31, 2000, the corporation had granted 112,929 options of which 27,325 shares have been forfeited.

     As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation accounts for the Option Plan under the intrinsic value of APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which no compensation cost has been recorded, rather than under the fair value method. Had the fair value method been used in connection with the Option Plan and had compensation per share for the MRP Plan been set on the date of grant, the Corporation's net income and

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED

earnings per share would have had a net reduction to the following pro forma amounts for the years ended December 31, 2000, 1999 and 1998:

                                                      2000          1999        1998
                                                   -----------    --------    --------
Net (loss) income:
  As reported....................................  $(2,964,160)   $851,314    $743,087
  Pro forma......................................   (2,978,429)    802,616     712,072
Basic (loss) earnings per share:
  As reported....................................  $     (3.37)   $    .93    $    .75
  Pro forma......................................        (3.39)        .88         .72
Diluted (loss) earnings per share:
  As reported....................................  $     (3.37)   $    .93    $    .74
  Pro forma......................................        (3.39)        .88         .71

     A summary of the status of the Corporation's Stock Option Plan at December 31, 2000, and changes during the year ended is presented in the table and narrative following:

                                                                       WEIGHTED AVERAGE
                                                            SHARES      EXERCISE PRICE
                                                           --------    ----------------
Outstanding at beginning of period.......................   107,426         $13.63
  Granted................................................     3,850           9.63
  Exercised..............................................        --             --
  Forfeited..............................................    26,179          12.56
                                                           --------
Outstanding at end of period.............................    85,097          13.78
                                                           --------
Exercisable at end of period.............................    54,613
Weighted average fair value of options granted during the
  year...................................................  $   4.48

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

     The 85,097 options outstanding at December 31, 2000 had a weighted average exercise price of $13.78 and a weighted average remaining contractual life of
6.3 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000: weighted average risk-free interest rate of 6.50%, expected life of 7.0 years and expected volatility of 29.00%.

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1999, and changes during the year ended is presented in the table and narrative following:

                                                                       WEIGHTED AVERAGE
                                                            SHARES      EXERCISE PRICE
                                                           --------    ----------------
Outstanding at beginning of period.......................   105,326         $13.66
  Granted................................................     2,100          12.25
  Exercised..............................................        --             --
  Forfeited..............................................        --             --
                                                           --------
Outstanding at end of period.............................   107,426          13.63
                                                           --------
Exercisable at end of period.............................    56,405
Weighted average fair value of options granted during the
  year...................................................  $   4.14

     The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

                             PRESTIGE BANCORP, INC.

14.  CAPITAL STOCK PLANS:--CONTINUED
     The 107,426 options outstanding at December 31, 1999 had a weighted average exercise price of $13.63 and a weighted average remaining contractual life of
6.1 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999: weighted average risk-free interest rate of 5.46%, weighted average expected dividend yield of 1.96%, expected life of 7.0 years and expected volatility of 29.00%.

     A summary of the status of the Corporation's Stock Option Plan at December 31, 1998, and changes during the year ended is presented in the table and narrative following:

                                                                       WEIGHTED AVERAGE
                                                            SHARES      EXERCISE PRICE
                                                           --------    ----------------
Outstanding at beginning of period.......................    92,665         $13.74
  Granted................................................    14,314          13.15
  Exercised..............................................       507          12.94
  Forfeited..............................................     1,146          14.29
                                                           --------
Outstanding at end of period.............................   105,326          13.66
                                                           --------
Exercisable at end of period.............................    16,879
Weighted average fair value of options granted during the
  year...................................................  $   4.82

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Corporation and the Bank met all capital adequacy requirements to which it is subject. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk based, Tier I leverage ratios as set forth in the table below. As of December 31, 2000, the Bank was well capitalized under the regulatory framework for prompt corrective action.

                             PRESTIGE BANCORP, INC.

15.  RETAINED EARNINGS AND REGULATORY CAPITAL:--CONTINUED

     The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.

                                                                                       TO BE WELL
                                                                                   CAPITALIZED UNDER
                                                        FOR CAPITAL ADEQUACY       PROMPT CORRECTIVE
                                      ACTUAL                  PURPOSES             ACTION PROVISIONS
                                  ---------------       --------------------       ------------------
                                  AMOUNT    RATIO         AMOUNT      RATIO         AMOUNT     RATIO
                                  -------   -----       ----------   -------       ---------   ------
                                                        (DOLLARS IN THOUSANDS)
Total Capital (to Risk Weighted Assets):
As of December 31, 2000.........  $11,886   10.86%        >$8,753     > 8.0%       >$10,941    >10.0%
As of December 31, 1999.........  $14,736   13.83%        >$8,521     > 8.0%       >$10,652    >10.0%
Tier 1 Capital (to Risk Weighted Assets):
As of December 31, 2000.........  $10,518    9.61%        >$4,377     > 4.0%       >$ 6,565    > 6.0%
As of December 31, 1999.........  $13,753   12.91%        >$4,261     > 4.0%       >$ 6,391    > 6.0%
Tier 1 Capital (to Average Assets):
As of December 31, 2000.........  $10,518    5.13%        >$8,195     > 4.0%       >$10,244    > 5.0%
As of December 31, 1999.........  $13,753    7.38%        >$7,459     > 4.0%       >$ 9,324    > 5.0%

16.  RELATED PARTY TRANSACTIONS:

     Certain directors and executive officers of the Corporation, including their immediate families and companies in that they are principal owners, are loan customers of the Bank. In management's opinion, such loans are made in the normal course of business and were granted on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness at the time. Total loans to these persons at December 31, 2000 and 1999, amounted to $894,683 and $634,845 respectively.

     An analysis of these related party loans is as follows:

                                                                2000        1999
                                                              --------    --------
Balance at January 1........................................  $634,845    $301,801
New loans...................................................   318,009     556,305
Payments....................................................   (58,171)   (223,261)
                                                              --------    --------
Balance at December 31......................................  $894,683    $634,845
                                                              ========    ========

     In addition, the Corporation from time to time has conducted business with certain directors, officers or companies to which they are related. During 2000, 1999 and 1998, such activity was as follows:

     - A business owned by a member of the Corporation's Board of Directors leases office space from the Corporation. The rental income was $13,800, $11,100 and $11,100 for the years ended December 31, 2000, 1999 and 1998, respectively. A business owned by a member of the Corporation's Board of Directors provided professional services to the Bank and his fees were $5,900, $5,850, $5,700 for the years ended December 31, 2000, 1999 and
       1998, respectively.

     - A member of the Board of Directors is employed by a law firm retained by the Corporation. Fees paid in fiscal 2000, 1999 and 1998 relative to various bank and corporate matters totaled $148,945, $52,336 and $57,133, respectively. The firm's real estate closing service collected gross proceeds for the settlement of loans of approximately $146,560, $337,635 and $341,787, respectively, during fiscal 2000, 1999 and 1998 as closing agent from third party borrowers pursuant to closings on Bank loans. A portion of this amount was used to purchase title insurance and pay miscellaneous closing fees relative to these closings.

                             PRESTIGE BANCORP, INC.

16.  RELATED PARTY TRANSACTIONS:--CONTINUED

     - The Corporation retained media services from a company owned by a relative of one of the Corporation's officers and directors. The total costs for such services in 2000, 1999 and 1998 were $50,348, $42,740 and $30,249, respectively.

     - An officer and director of the Corporation executed under his signature a Letter of Credit of the Savings Bank in the amount of $645,000 for a company for which he is the owner and CEO.

     - The former Chairman of the Board of Directors was paid a fee of $10,000 per month for a total of $120,000 in 1998 for providing advice and assistance to the officers of the Bank with respect to the operations and management of the Bank.

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

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments as for all other lending. The Bank has outstanding various commitments to extend credit approximating $9,910,000 and $10,623,000 as of December 31, 2000 and 1999, respectively. As of December 31, 2000 and 1999, these commitments had fixed and variable rates which ranged from 7.8% to 13.9% and 6.8% to 12.9%, respectively. In the opinion of management, the funding of the credit commitments will not have a material adverse effect on the Bank's financial position or results of operations.

     Additionally, the Bank is also subject to asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Bank's financial position or results of operations.

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:

     Prestige Bancorp, Inc. (the Parent Company) began operations on June 27, 1996 and functions primarily as a holding company for its sole subsidiary, the Bank. The Parent Company's balance sheets as of December 31, 2000 and 1999 and related statements of income and cash flows are as follows:

                                 BALANCE SHEETS
                           December 31, 2000 AND 1999

                                                              2000           1999
                                                           -----------    -----------
                         ASSETS
Cash and cash equivalents................................  $    68,239    $    22,084
Investments securities available for sale................      919,189      1,100,245
Investment in Prestige Bank, F.S.B.......................   10,571,048     13,628,561
Loan to Director.........................................      217,029        235,890
Other assets.............................................      174,572        143,102
                                                           -----------    -----------
     Total Assets........................................  $11,950,077    $15,129,882
                                                           ===========    ===========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Loans Payable............................................  $   340,000    $   150,000
Other Liabilities........................................       60,145         26,593
                                                           -----------    -----------
Total Liabilities........................................  $   400,145    $   176,593
                                                           ===========    ===========
Total Stockholders' Equity, net of ESOP loan of $615,670
  at December 31, 2000; $654,310 at December 31, 1999....   11,549,932     14,953,289
                                                           -----------    -----------
     Total Liabilities and Stockholders' Equity..........  $11,950,077    $15,129,882
                                                           ===========    ===========

                              STATEMENTS OF INCOME
              For The Years Ended December 31, 2000, 1999 and 1998

                                                      2000          1999        1998
                                                   -----------    --------    --------
Interest income..................................  $   109,222    $108,137    $142,579
Gain on sale of investments......................       20,638      90,413       7,834
                                                   -----------    --------    --------
     Total income................................      129,860     198,550     150,413
Expenses:
     Interest expense............................       35,416          --          --
     Legal fees..................................        4,972      34,000      61,851
     Other.......................................      136,388      95,745      90,799
                                                   -----------    --------    --------
     Total expenses..............................      176,776     129,745     152,650
(Loss) income before income taxes and equity in
  (losses) earnings of subsidiary................      (46,916)     68,805      (2,237)
Income tax (benefit) expense.....................      (19,452)     19,148      (3,546)
Equity in (losses) earnings of subsidiary........   (2,936,696)    801,657     741,778
                                                   -----------    --------    --------
Net (loss) income................................  $(2,964,160)   $851,314    $743,087
                                                   ===========    ========    ========

                             PRESTIGE BANCORP, INC.

18.  PARENT COMPANY FINANCIAL INFORMATION:--CONTINUED

                            STATEMENTS OF CASH FLOWS
              For The Years Ended December 31, 2000, 1999 and 1998

                                                   2000          1999         1998
                                                -----------    --------    -----------
Operating Activities:
  Net (loss) income...........................  $(2,964,160)   $851,314    $   743,087
  Adjustments to reconcile net income to net
     cash provided by operating activities:
  Equity in losses (earnings) of subsidiary...    2,936,696    (801,657)      (741,778)
  Dividends paid from subsidiary..............      300,000          --        400,000
  Gain on sale of equity securities...........      (20,638)    (90,413)        (7,834)
  Change in other assets and liabilities......      193,726     147,906         (8,591)
                                                -----------    --------    -----------
       Net cash provided by operating
          activities..........................      445,624     107,150        384,884
Investing Activities:
  Loan originations...........................           --    (250,000)            --
  Principal payments on loans.................       18,861      14,110             --
  Return of capital on investment
     securities...............................           --      10,530          2,226
  Proceeds from sale of equity securities.....      197,581     199,690         71,800
  Purchase of available for sale investment
     securities...............................           --     (83,722)    (1,077,833)
                                                -----------    --------    -----------
       Net cash provided (used) by investing
          activities..........................      216,442    (109,392)    (1,003,807)
Financing Activities:
  Common stock dividends paid.................     (201,821)   (236,380)      (191,600)
  Proceeds from exercise of stock options.....           --          --          6,562
  Cash in lieu of stock dividend on fractional
     shares...................................           --      (4,901)        (3,484)
  Purchase of treasury stock..................     (452,730)    (85,375)    (1,392,128)
  Repayment received from ESOP................       38,640      36,070         33,670
                                                -----------    --------    -----------
       Net cash used by financing
          activities..........................     (615,911)   (290,586)    (1,546,980)
                                                -----------    --------    -----------
Net increase (decrease) in cash and cash
  equivalents.................................       46,155    (292,828)    (2,165,903)
Cash and Cash Equivalents, Beginning..........       22,084     314,912      2,480,815
                                                -----------    --------    -----------
Cash and Cash Equivalents, Ending.............  $    68,239    $ 22,084    $   314,912
                                                ===========    ========    ===========

     The ability of the Bank to upstream cash to the Parent Company is restricted by regulations. Federal law prevents the Parent Company from borrowing from its subsidiary bank unless the loans are secured by specific assets. Further, such secured loans are limited in amount to ten percent of the subsidiary bank's capital and surplus. At December 31, 2000, the Parent Company had borrowed $340,000 from the Bank to support cash levels. The loan is adequately secured in accordance with applicable law. In addition, the subsidiary bank is subject to legal limitations on the amount of dividends that can be paid to their shareholder.

     On the date of the conversion, as required by regulatory pronouncements, the Bank established a liquidation account in the amount of $7,085,000 that was equal to retained earnings reflected in the Bank's statement of financial condition at that date. The liquidation account will be maintained for the benefit of eligible savings account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion in accordance with supervisory regulations. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

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

BETHEL PARK
6257 Library Road
Bethel Park, Pennsylvania 15102
412-831-8440
Roxanne Lampo, Manager

ELIZABETH TOWNSHIP
603 Scenery Drive
Elizabeth, Pennsylvania 15037
412-754-2661
Shirley Maglicco, Manager

MT. OLIVER
543 Brownsville Road
Pittsburgh, Pennsylvania 15210
412-431-3374
Patricia Lewin, Manager

WASHINGTON
Located in Shop 'n Save
125 West Beau Street
Washington, Pennsylvania 15301
724-228-1314
James McMichael, Manager

                                     NOTES

                             CORPORATE INFORMATION

BOARD OF DIRECTORS

MARK R. SCHOEN
Chairman of the Board, CEO & President
Prestige Bancorp, Inc.
Chairman of the Board & CEO
Prestige Bank, A Federal Savings Bank

PATRICIA A. WHITE
Executive Vice President & Treasurer
Prestige Bancorp, Inc.
President & Treasurer
Prestige Bank, A Federal Savings Bank

MARTIN W. DOWLING
Director
Jefferson Hills Real Estate, Inc.

MICHAEL R. MACOSKO
Pharmacist
Eckerd Drug, Inc.

CHARLES P. MCCULLOUGH
Attorney at Law
Tucker Arensberg, P.C.

JAMES A. NANIA
Executive Vice President & CFO
South Hills Health System

JOHN A. STIVER
Owner, John A. Stiver CPA
President & Owner, C&J Leasing Co.
CEO & Sole Owner, MS Supply, LLC
President & Owner, Miller Mini Storage
President & Owner, Jackson Group, LTD.

OFFICERS
PRESTIGE BANCORP, INC.

MARK R. SCHOEN
Chairman, Chief Executive Officer &
President

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

MARK R. SCHOEN
Chairman & Chief Executive Officer

PATRICIA A. WHITE
President & Treasurer

JAMES M. HEIN
Chief Financial Officer

VICTORIA A. BROWN
Corporate Secretary

INDEPENDENT PUBLIC
ACCOUNTANTS

Arthur Andersen LLP
Pittsburgh, Pennsylvania

STOCK LISTING

NASDAQ Stock Market Symbol: PRBC

GENERAL INQUIRIES & REPORTS

Prestige Bancorp, Inc. is required to file an annual report on Form 10-K for its fiscal year ended December 31, 2000, with the Securities and Exchange Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:
     James M. Hein
     Chief Financial Officer
     412-655-1190
     Corporate Office

                                  [PRBC LOGO]

                             PRESTIGE BANCORP, INC.
                710 Old Clairton Road, Pittsburgh, PA 15236-4300
                      412-655-1190  o  (Fax) 412-655-1772

                              www.prestigebank.com